40-33
Branch 28
811-04419

AEGON Transamerica fund advisers
570 Carillon Parkway
St. Petersburg, Florida 33716-1202
727-299-1800

03006129

February 3, 2003

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of AEGON/Transamerica Series Fund, Inc. (formerly WRL Series Fund, Inc.) (the "Fund"), enclosed is a copy of the Motion to Dismiss and related documents in response to a complaint filed by beneficial owner of the Fund's shares, on behalf of himself and all similarly situated investors, in the U.S. District Court for the Northern District of Georgia (Civ. Action No. 1-01-CV-2617-CAP). A copy of the complaint was filed with the Commission on January 8, 2003; the complaint was filed pursuant to Section 33 of the Investment Company Act of 1940.

If you have any questions regarding this filing, please contact me at 727.299.1824.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

John K. Carter
General Counsel, Vice President and Secretary

Enclosure

225248.1.03

February 3, 2003

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of AEGON/Transamerica Series Fund, Inc. (formerly WRL Series Fund, Inc.) (the "Fund"), enclosed is a copy of the Motion to Dismiss and related documents in response to a complaint filed by beneficial owner of the Fund's shares, on behalf of himself and all similarly situated investors, in the U.S. District Court for the Northern District of Georgia (Civ. Action No. 1-01-CV-2617-CAP). A copy of the complaint was filed with the Commission on January 8, 2003; the complaint was filed pursuant to Section 33 of the Investment Company Act of 1940.

If you have any questions regarding this filing, please contact me at 727.299.1824.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

John K. Carter
General Counsel, Vice President and Secretary

Enclosure

225248.1.03

CONRAD O'BRIEN GELLMAN & ROHN, P.C.
ATTORNEYS AT LAW
SIXTEENTH FLOOR
1515 MARKET STREET
PHILADELPHIA, PENNSYLVANIA 19102-1916
(215) 864-9600
FAX: (215) 864-9620
www.cogr.com
phamill@cogr.com

NEW JERSEY OFFICE:
EAST GATE CENTER
309 FELLOWSHIP ROAD - SUITE 210
MOUNT LAUREL, NJ 08054-1234
(856) 665-0888
FAX: (856) 665-5888

PATRICIA M. HAMILL
DIRECT DIAL: (215) 864-8071

MONTGOMERY COUNTY OFFICE:
100 FOUR FALLS CORPORATE CENTER
SUITE 300
WEST CONSHOHOCKEN, PA 19428-2983
(610) 940-6045
FAX: (610) 940-6046

WEST CHESTER OFFICE:
17 W. GAY STREET - SUITE 100
WEST CHESTER, PA 19380-3090
(610) 701-9100
FAX: (610) 701-9195

January 28, 2003

The Honorable Charles A. Pannell, Jr.
United States District Court for the
Northern District of Georgia
75 Spring Street, S.W.
Atlanta, Georgia 30303-3361

RE: Johnson v. Aegon USA, Inc., et al.
USDC, District of Georgia, Atlanta Division
Civil Action No. 1-01-CV-2617-CAP

Dear Judge Pannell:

Enclosed is a courtesy copy of each of the following documents:

(1) Motion to Dismiss the Consolidated Complaint of Defendants Aegon USA, Inc., Aegon Financial Services Group, Inc., AFSG Securities Corporation, PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co., of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Company, and Bankers United Life Assurance Company, and Transamerica Life Insurance and Annuity Company;

(2) Memorandum of Law of Defendants Aegon USA, Inc., Aegon Financial Services Group, Inc., AFSG Securities Corporation, PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co., of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Company, and Bankers United Life Assurance Company, and Transamerica Life Insurance and Annuity Company, in Support of Motion to Dismiss the Consolidated Complaint, with exhibits;

(3) Proposed Order; and

(4) Executive Summary of Motion to Dismiss the Consolidated Complaint of Defendants Aegon USA, Inc., Aegon Financial Services Group, Inc., AFSG

Securities Corporation, PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co., of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Company, and Bankers United Life Assurance Company, and Transamerica Life Insurance and Annuity Company

which we are sending via Federal Express today for filing with the Clerk.

Respectfully submitted,

Patricia M. Hamill

PMH/lm
Enclosure

CONRAD O'BRIEN GELLMAN & ROHN, P.C.
ATTORNEYS AT LAW

NEW JERSEY OFFICE:
EAST GATE CENTER
309 FELLOWSHIP ROAD - SUITE 210
MOUNT LAUREL, NJ 08054-1234
(856) 665-0888
FAX: (856) 665-5888

SIXTEENTH FLOOR
1515 MARKET STREET
PHILADELPHIA, PENNSYLVANIA 19102-1916
(215) 864-9600
FAX: (215) 864-9620
www.cogr.com
phamill@cogr.com

MONTGOMERY COUNTY OFFICE:
100 FOUR FALLS CORPORATE CENTER
SUITE 300
WEST CONSHOHOCKEN, PA 19428-2983
(610) 940-6045
FAX: (610) 940-6046

WEST CHESTER OFFICE:
17 W. GAY STREET - SUITE 100
WEST CHESTER, PA 19380-3090
(610) 701-9100
FAX: (610) 701-9195

PATRICIA M. HAMILL
DIRECT DIAL: (215) 864-8071

January 28, 2003

Clerk
United States District Court for the
Northern District of Georgia
2211 U.S. Courthouse
75 Spring Street, S.W.
Atlanta, Georgia 30303-3361

RE: Johnson v. Aegon USA, Inc., et al.
USDC, District of Georgia, Atlanta Division
Civil Action No. 1-01-CV-2617-CAP

Dear Sir/Madam:

Enclosed for filing is an original and one copy of the following documents:

(1) Motion to Dismiss the Consolidated Complaint of Defendants Aegon USA, Inc., Aegon Financial Services Group, Inc., AFSG Securities Corporation, PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co., of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Company, and Bankers United Life Assurance Company, and Transamerica Life Insurance and Annuity Company;

(2) Memorandum of Law of Defendants Aegon USA, Inc., Aegon Financial Services Group, Inc., AFSG Securities Corporation, PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co., of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Company, and Bankers United Life Assurance Company, and Transamerica Life Insurance and Annuity Company, in Support of Motion to Dismiss the Consolidated Complaint, with exhibits;

(3) Proposed Order; and

(4) Executive Summary of Motion to Dismiss the Consolidated Complaint of Defendants Aegon USA, Inc., Aegon Financial Services Group, Inc., AFSG Securities Corporation, PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co., of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Company, and Bankers United Life Assurance Company, and Transamerica Life Insurance and Annuity Company.

Kindly time stamp the copy and return in the stamped self addressed envelope.

Very truly yours,

Patricia M. Hamill

Patricia M. Hamill

PMH/lm
Enclosure

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

JEFFERY L. JOHNSON, on behalf of himself and all others similarly situated, Plaintiff, v. AEGON USA, INC., WMA SECURITIES, INC., et al. Defendants.	Index No. 1-01-CV-2617-CAP

EXECUTIVE SUMMARY OF DEFENDANTS AEGON USA, INC., AEGON FINANCIAL SERVICES GROUP, INC., AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC., BANKERS UNITED LIFE ASSURANCE COMPANY, AND TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY REGARDING MOTION TO DISMISS[1]

The plaintiffs in this purported class action have filed an amended, "consolidated" complaint alleging certain securities law claims, contending that defendants misled them and other investors into purchasing deferred variable annuities for tax-sheltered retirement plans. Below is a summary of the bases for dismissal of the complaint, which are more fully set forth in defendants' motion to dismiss, accompanying memorandum of law and appendix, which are being filed simultaneously with this Executive Summary.

1 Defendants file this Executive Summary pursuant to the Court's Order of January 28, 2003, granting defendants' request for an extension of page limits for their motion to dismiss.

I. Plaintiffs Have Not Adequately Pled a Factual Basis for their Claims

Plaintiffs' claims are governed by Fed. R. Civ. P. 9(b), but even under basic rules of notice pleading their consolidated complaint does not pass muster. The complaint alleges that each of the plaintiffs purchased one variable annuity product issued by one of the defendants, Western Reserve Life Assurance Co. of Ohio, but plaintiffs have not identified either the particular products they purchased, the offering documents that covered those products, or the specific alleged misrepresentations or omissions in those documents. Instead, plaintiffs simply "incorporate by reference" thousands of pages of "SEC filings," without attempting to tie any particular documents to their purchases.

Plaintiffs have also asserted claims against seven companies - plus 297 "John Doe" defendants - that did not issue or sell the variable annuities plaintiffs purchased, without articulating any appropriate basis for doing so. Essentially, plaintiffs are trying to launch a class action attacking a whole group of companies and a range of different products, but without pleading the facts they need to plead to make out even their own individual causes of action, much less those on behalf of a class. These deficiencies alone are a sufficient reason to dismiss the complaint.

II. Plaintiffs Cannot Show Material Misrepresentations or Omissions of Fact in the Offering Documents for the Annuities They Purchased

Additionally, in addition to the above procedural deficiencies, plaintiffs cannot state a cause of action. The factual and regulatory backdrop of this case is not in dispute. A deferred variable annuity is a product that combines investment and insurance features. Variable annuities enjoy tax-favored status under the Internal Revenue Code, and many investors have purchased variable annuities to fund retirement plans which already provided tax deferral benefits, also known as "qualified" retirement plans.

Plaintiffs take the facts - that both variable annuities and qualified retirement plans provide tax deferral benefits - and leap to a conclusion - that deferred variable annuities are **never appropriate investments** for placement in retirement plans that are already tax sheltered. Because the only securities law claims they assert are for alleged misrepresentations and omissions in offering documents, plaintiffs then have to make one more leap - they claim defendants should have disclosed in those documents that variable annuities are inappropriate for qualified plans.

Plaintiffs' allegations are simply their own opinions, not factual averments the Court needs to accept for purposes of ruling on a motion to dismiss. Moreover, the history of variable annuity regulation shows that plaintiffs' opinions are wrong as a matter of law. Variable annuities are securities, registered with the United States Securities and Exchange Commission (SEC). They are subject to the federal securities laws and to SEC regulations prescribing the form and content of registration statements and prospectuses. Because of their tax benefits, annuities are also subject to the tax laws and Internal Revenue Service (IRS) regulations. Both the SEC and the IRS recognize annuities as legitimate funding vehicles for tax-sheltered retirement plans. Given this regulatory context, plaintiffs' contention that defendants should have disclosed that variable annuities are **never** appropriate for qualified plans is obviously baseless.

Plaintiffs also allege, however, that the offering documents should have disclosed that variable annuities do not provide any additional tax benefits beyond those already provided by tax-sheltered plans. But the language plaintiffs quote (from a single prospectus) specifically disclosed what they say should have been disclosed: "'If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth. . . .'" Cons. Cpt. ¶ 94. In addition, in the signed disclosure statement plaintiffs attach to their complaint, purchasers agreed to consult with their own tax or legal advisor and to make their own determination as to whether the annuity was appropriate for them.[2]

Plaintiffs are essentially claiming that giving the facts is not enough - defendants must also provide opinions on the value of the investment to individual investors and offer a comparative analysis between their products and others available in the market. As set forth in detail in the motion to dismiss, that is not the law, and plaintiffs' consolidated complaint should be dismissed with prejudice.

---

[2] Additionally, plaintiffs claim that the offering documents failed to disclose the effect of the annuities' "unreasonable and excessive" fees on future investment results and compare them to fees for other investment products such as mutual funds. A review of sample documents - which disclose fees and expenses -- belies plaintiffs' claim.

Respectfully submitted,

Dated: January 28, 2003

Michael J. Bowers /pmh/

Michael J. Bowers
Georgia Bar No. 071650
Christopher S. Anulewicz
Georgia Bar No. 020914
MEADOWS, ICHTER & BOWERS, P.C.
14 Piedmont Center, Suite 1100
3535 Piedmont Road
Atlanta, GA 30305
Phone (404) 261-6020
Fax (404) 261-3656

James J. Rohn
Patricia M. Hamill
Deborah J. Krabbendam
CONRAD O'BRIEN GELLMAN & ROHN, P.C.
1515 Market Street
Sixteenth Floor
Philadelphia, PA 19102
Phone (215) 864-9600
Fax (215) 864-9620

Counsel for Defendants AEGON USA, Inc., AEGON Financial Services Group, Inc., AFSG Securities Corp., PFL Life Insurance Co., AUSA LIFE Insurance Co., Inc., Western Reserve Life Assurance Co. of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Co. and Transamerica Life Insurance and Annuity Co.

CERTIFICATE OF SERVICE

I certify that on this date I caused the foregoing

EXECUTIVE SUMMARY OF DEFENDANTS AEGON USA, INC., AEGON FINANCIAL SERVICES GROUP, INC., AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC., BANKERS UNITED LIFE ASSURANCE COMPANY AND TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY REGARDING MOTION TO DISMISS

to be served by Federal Express on the parties listed below:

Craig G. Harley, Esq.
Jeffrey H. Konis, Esq.
CHITWOOD & HARLEY
2900 Promenade II
1230 Peachtree Street, N.E.
Atlanta, GA 30309

Daniel W. Krasner, Esq.
Robert B. Weintraub, Esq.
WOLF HALDENSTEIN ADLER
FREEMAN & HERZ, LLP
270 Madison Avenue
New York, NY 10016

John J. Soroko, Esq.
Wayne A. Mack, Esq.
DUANE MORRIS, LLP
One Liberty Place
Philadelphia, PA 19103

Charles W. Whitney, Esq.
James P. Hermance, Esq.
DUANE MORRIS, LLP
1180 Peachtree Street, N.W.
Atlanta, GA 30309-3448

Dated: January 28, 2003

Patricia M. Hamill, Esq.
CONRAD O'BRIEN GELLMAN & ROHN, P.C.

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

JEFFERY L. JOHNSON, on behalf of himself and all other similarly situated,
Plaintiff,

v.

AEGON USA, INC., WMA SECURITIES, INC., et al.
Defendants.

Index No. 1-01-CV-2617-CAP

ORDER

This day of , 2003, it is ORDERED as follows:

1. With respect to Counts I and II of the consolidated complaint, it is ORDERED that:

a. All claims of plaintiff Carolyn Gerin in Counts I and II are DISMISSED on the ground that they are barred by the absolute three-year limitation period set forth in 15 U.S.C. § 77m.

b. All claims against defendants WRL Series Fund, Inc., and Transamerica Life Insurance and Annuity Company are DISMISSED on the ground that those defendants were added to this action after the statute of limitations had expired, and the claims against those defendants do not relate back to the filing of the original complaint.

c. All claims of plaintiffs Jeffery Johnson and Mary Hughes in Counts I and II are DISMISSED on the ground that they are barred by the one-year limitation provision set forth in 15 U.S.C. § 77m. This action was filed more than one year after those plaintiffs discovered, or, by the exercise of reasonable diligence, should have discovered, the alleged untrue statements or omissions.

d. All claims of plaintiffs Jeffery Johnson and Mary Hughes in Counts I and II are DISMISSED for failure to set forth a "short and plain statement of the claim showing that the pleader is entitled to relief," as required by Fed. R. Civ. P. 8(a). Plaintiffs' causes of action in Counts I and II (asserted under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933), are based upon alleged misrepresentations and omissions in registration statements and prospectuses, but plaintiffs have failed to plead facts identifying the securities plaintiffs purchased; the registration statements and prospectuses covering the securities they purchased; the particular misrepresentations or omissions in those documents; or the defendants who allegedly issued, sold or solicited the sale of the securities plaintiffs purchased.

e. All claims of plaintiffs Jeffery Johnson and Mary Hughes in Counts I and II are DISMISSED because the complaint is grounded in fraud but fails to comply with the requirements of Fed. R. Civ. P. 9(b), which requires that all averments of fraud shall be stated with particularity.

f. All claims of plaintiffs Jeffery Johnson and Mary Hughes in Counts I and II are DISMISSED pursuant to Fed. R. Civ. P. 12(b)(6) for failure to state a claim on which relief can be granted. Plaintiffs have not alleged that defendants misrepresented material <u>facts</u> or omitted <u>facts</u> they had a duty to disclose, and plaintiffs have not alleged damages recoverable under Sections 11, 12(a(2) or 15 of the Securities Act of 1933.

2. All claims for "controlling person" liability in Counts I-III are DISMISSED because plaintiffs have not stated a substantive claim for relief and have not alleged a sufficient factual basis for holding any defendant liable as a controlling person.

3. As to Count III, under the Section 80a-33 of the Investment Company Act of 1940:

a. Count III is DISMISSED on the ground that there is no private right of action under that section.

b. Count III is DISMISSED pursuant to Fed. R. Civ. P. 12(b)(6) for failure to state a claim on which relief can be granted. Count III is defective for the same reasons as Counts I and II, including plaintiffs' failure to identify the particular securities or registration statements on which they base this claim, failure to assert an adequate factual basis for holding any defendant liable under this section, and failure to assert that defendants misrepresented material facts or omitted material facts they had a duty to disclose.

4. Count IV, for declaratory and injunctive relief, is DISMISSED because plaintiffs have not stated a substantive claim for relief.

5. As to Count V, for reformation:

a. Count V is DISMISSED because plaintiffs have not stated a substantive claim for relief.

b. Count V is also dismissed because it seeks relief not authorized by the securities laws, and because it is a state law claim preempted by the Securities Litigation Uniform Standards Act of 1998 (SLUSA).

6. All claims against AEGON, USA, Inc. are DISMISSED because this Court lacks *in personam* jurisdiction over AEGON, USA, Inc.

7. The consolidated complaint is dismissed WITH PREJUDICE because plaintiffs have already amended their

complaint and have had ample opportunity to set forth their claims, and because any further amendment would be futile.

Charles A. Pannell, J.
United States District Judge

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

JEFFERY L. JOHNSON, on behalf of himself and all other similarly situated, Plaintiff, v. AEGON USA, INC., WMA SECURITIES, INC., et al. Defendants.	Index No. 1-01-CV-2617-CAP MOTION TO DISMISS

MOTION TO DISMISS THE CONSOLIDATED COMPLAINT, SUBMITTED BY DEFENDANTS AEGON USA, INC., AEGON FINANCIAL SERVICES GROUP, INC., AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC., AND BANKERS UNITED LIFE ASSURANCE COMPANY, TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

The above-listed defendants hereby move to dismiss the Consolidated Complaint in this Action on the following grounds[1]:

1. Counts I and II of the consolidated complaint should be dismissed for any or all of the following reasons:

---

[1] In addition to the reasons for dismissal set forth below, the defendants submitting this motion adopt the arguments contained in the "Motion to Dismiss the Consolidated Complaint of Defendants of WMA Securities, Inc. and World Money Group, Inc.," and their accompanying memorandum of law, to the extent the arguments contained therein apply to the defendants submitting this motion.

a. All claims of plaintiff Carolyn Gerin in Counts I and II should be dismissed on the ground that they are barred by the absolute three-year limitation period set forth in 15 U.S.C. § 77m.

b. All claims against defendants WRL Series Fund, Inc., and Transamerica Life Insurance and Annuity Company should be dismissed on the ground that those defendants were added to this action after the statute of limitations had expired, and the claims against those defendants do not relate back to the filing of the original complaint.

c. All claims of plaintiffs Jeffery Johnson and Mary Hughes in Counts I and II should be dismissed on the ground that they are barred by the one-year limitation provision set forth in 15 U.S.C. § 77m. This action was filed more than one year after those plaintiffs discovered, or, by the exercise of reasonable diligence, should have discovered, the alleged untrue statements or omissions.

d. All claims of plaintiffs Jeffery Johnson and Mary Hughes in Counts I and II should be dismissed for failure to set forth a "short and plain statement of the claim showing that the pleader is entitled to relief," as required by Fed. R. Civ. P. 8(a). Plaintiffs' causes of action in Counts I and II (asserted under Sections 11,

12(a)(2) and 15 of the Securities Act of 1933), are based upon alleged misrepresentations and omissions in registration statements and prospectuses, but plaintiffs have failed to plead facts identifying the securities plaintiffs purchased; the registration statements and prospectuses covering the securities they purchased; the particular misrepresentations or omissions in those documents; or the defendants who allegedly issued, sold or solicited the sale of the securities plaintiffs purchased.

e. All claims of plaintiffs Jeffery Johnson and Mary Hughes in Counts I and II should be dismissed because the complaint is grounded in fraud but fails to comply with the requirements of Fed. R. Civ. P. 9(b), which requires that all averments of fraud shall be stated with particularity.

f. All claims of plaintiffs Jeffery Johnson and Mary Hughes in Counts I and II should be dismissed pursuant to Fed. R. Civ. P. 12(b)(6) for failure to state a claim on which relief can be granted. Plaintiffs have not alleged that defendants misrepresented material facts or omitted facts they had a duty to disclose, and plaintiffs have not alleged damages recoverable under Sections 11, 12(a(2) or 15 of the Securities Act of 1933.

2. All claims for "controlling person" liability in Counts I-III should be dismissed because plaintiffs have not stated a substantive claim for relief and have not alleged a sufficient factual basis for holding any defendant liable as a controlling person.

3. Count III, under Section 80a-33 of the Investment Company Act of 1940, should be dismissed on the ground that there is no private right of action under that section. Count III should also be dismissed pursuant to Fed. R. Civ. P. 12(b)(6) for failure to state a claim on which relief can be granted. Count III is defective for the same reasons as Counts I and II, including plaintiffs' failure to identify the particular securities or registration statements on which they base this claim, failure to assert an adequate factual basis for holding any defendant liable under this section, and failure to assert that defendants misrepresented material facts or omitted material facts they had a duty to disclose.

4. Count IV, for declaratory and injunctive relief, should be dismissed because plaintiffs have not stated a substantive claim for relief.

5. Count V, for reformation, should be dismissed because plaintiffs have not stated a substantive claim for relief. Count V should also be dismissed because it seeks

relief not authorized by the securities laws, and because it is a state law claim preempted by the Securities Litigation Uniform Standards Act of 1998 (SLUSA).

6. All claims against AEGON USA, Inc. should be dismissed, because this Court lacks *in personam* jurisdiction over AEGON USA, Inc.

7. The consolidated complaint should be dismissed with prejudice because plaintiffs have already amended their complaint and have had ample opportunity to set forth their claims, and because any further amendment would be futile.

Respectfully submitted,

Dated: January 28, 2003

Michael J. Bowers /jmh

Michael J. Bowers
Georgia Bar No. 071650
Christopher S. Anulewicz
Georgia Bar No. 020914
MEADOWS, ICHTER & BOWERS, P.C.
14 Piedmont Center, Suite 1100
3535 Piedmont Road
Atlanta, GA 30305
Phone (404) 261-6020
Fax (404) 261-3656

James J. Rohn
Patricia M. Hamill
Deborah J. Krabbendam
CONRAD O'BRIEN GELLMAN & ROHN, P.C.
1515 Market Street
Sixteenth Floor
Philadelphia, PA 19102
Phone (215) 864-9600

Fax (215) 864-9620

Counsel for Defendants AEGON USA,Inc., AEGON Financial Services Group, Inc., AFSG Securities Corp., PFL Life Insurance Co., AUSA LIFE Insurance Co., Inc., Western Reserve Life Assurance Co. of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Co. and Transamerica Life Insurance and Annuity Co.

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

JEFFERY L. JOHNSON, on behalf of himself and all others similarly situated, Plaintiff, v. AEGON USA, INC., WMA SECURITIES, INC., et al. Defendants.	Index No. 1-01-CV-2617-CAP MOTION TO DISMISS

MEMORANDUM OF LAW OF DEFENDANTS AEGON USA, INC., AEGON FINANCIAL SERVICES GROUP, INC., AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC., BANKERS UNITED LIFE ASSURANCE COMPANY, AND TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY, IN SUPPORT OF MOTION TO DISMISS THE CONSOLIDATED COMPLAINT

January 28, 2003

Michael J. Bowers
Georgia Bar No. 071650
Christopher S. Anulewicz
Georgia Bar No. 020914
MEADOWS, ICHTER & BOWERS, P.C.
14 Piedmont Center, Suite 1100
3535 Piedmont Road
Atlanta, GA 30305
Phone (404) 261-6020
Fax (404) 261-3656

James J. Rohn
Patricia M. Hamill
Deborah J. Krabbendam
CONRAD O'BRIEN GELLMAN & ROHN, P.C.
1515 Market Street
Sixteenth Floor
Philadelphia, PA 19102
Phone (215) 864-9600

Fax (215) 864-9620

Counsel for Defendants AEGON USA, Inc., AEGON Financial Services Group, Inc., AFSG Securities Corp., PFL Life Insurance Co., AUSA Life Insurance Co., Inc., Western Reserve Life Assurance Co. of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Co. and Transamerica Life Insurance and Annuity Co.

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES iv

I. INTRODUCTION 1

A. Plaintiffs Have Not Adequately Pled a Factual Basis for their Claims 2

B. Plaintiffs Cannot Show Material Misrepresentations or Omissions of Fact in The Offering Documents for the Annuities They Purchased 5

C. Legal Bases for Dismissal of the Complaint 9

II. STANDARDS FOR MOTION TO DISMISS 12

III. STATEMENT OF FACTS 14

A. The Parties 14

B. Variable Annuities 17

C. The Documents 23

1. The Prospectus 24

2. The Disclosure Statements 26

D. Plaintiffs' Legal Claims 28

IV. LEGAL DISCUSSION

A. Plaintiffs' Claims Under Sections 11, 12(a)(2) and 15 of the 1933 Act Must Be Dismissed 29

1. Legal Standards 29

(a) Elements of Plaintiffs' 1933 Act Claims 29

(b) Applicability of Rule 9(b) 32

2. Whether or Not Rule 9(b) Applies, Plaintiffs Have Not Satisfied Basic Pleading Requirements....33

(a) Plaintiffs Have Not Specified the Documents on Which They Purport to Base Their Claims....35

(b) Plaintiffs Have Not Pled Facts to Show That Defendants Could Be Persons Liable Within the Meaning Of Sections 11 and 12....38

(1) Plaintiffs Have Not Adequately Pled Their Claims Under Section 11....38

(2) Plaintiffs Have Not Adequately Pled Their Claim Under Section 12(a)(2)....42

(c) Plaintiffs Do Not Have Standing To Sue Defendants Whose Products They Did Not Purchase....43

3. Plaintiffs' Claim Are Barred By The Statute Of Limitations....45

(a) Plaintiff Gerin's Claims Are Barred By The Three Year Statute of Repose....46

(b) Plaintiffs Johnson and Hughes' Claims Are Barred by the One Year Limitation Provision....47

(1) Plaintiffs Have Not Adequately Alleged Compliance With the Statute of Limitations....47

(2) Plaintiffs Were on Inquiry Notice Of Their Claims More than One Year Before this Action Was Filed....49

(c) The Claims Against New Defendants Do Not Relate Back to the Original

Complaint 53

4. Plaintiffs Have Not Alleged Misrepresentations or Omissions of Material Fact 57

(a) Plaintiffs Do Not State an Actionable Misrepresentation Claim 61

(b) Plaintiffs Do Not Allege an Actionable Omission Claim 69

(1) Opinions, Projections and Pejorative Characterizations Are Not Material Facts 70

(2) Plaintiffs Have Not Articulated Any Other Basis For a Duty To Disclose 75

5. Plaintiffs Have Not Alleged Damages Recoverable Under Sections 11 and 12(a)(2) 79

(a) Section 11 Damages 80

(b) Section 12(a)(2) 82

6. Plaintiffs' Section 15 Claim Should Be Dismissed on the Same Grounds as Their Other 1933 Act Claims 84

B. Count III Must Be Dismissed for the Same Reasons As Counts I and II, and Because the Statute on Which It Is Based Does Not Provide Right of Action 86

C. Count IV, for Declaratory and Injunctive Relief, Should Be Dismissed for Failure to State A Claim 89

D. Count V, for Reformation, Seeks Relief Not Cognizable Under the Federal Securities Laws 91

V. CONCLUSION 94

TABLE OF AUTHORITIES

FEDERAL CASES

In re Adams Golf, Inc. Securities Litigation,
176 F. Supp. 2d 216 (D. Del. 2001) 30, 74

Basic, Inc. v. Levinson,
485 U.S. 224 (1988) 70

Behlen v. Merrill Lynch,
311 F.3d 1087 (11th Cir. 2002) 92-94

Bresson v. Thomson McKinnon Securities, Inc.,
641 F. Supp. 338 (S.D.N.Y. 1986) 35, 36, 46-48

Brooks v. Blue Cross and Blue Shield of Florida, Inc.,
116 F.3d 1364 (11th Cir. 1997) 36

Broussard v. Meineke Disc. Muffler Shops, Inc.,
155 F.3d 331 (4th Cir. 1998) 4

Brown v. Enstar Group, Inc.,
84 F.3d 393 (11th Cir. 1996) 81, 85

Bryant v. Avado Brands,
187 F.3d 1271 (11th Cir. 1999) 13

Byrne v. Nezhat,
261 F.3d 1075 (11th Cir. 2001) 13

Central Bank v. First Interstate Bank,
511 U.S. 164 (1994) 39, 87

Christiansen v. Beneficial National Bank,
972 F. Supp. 681 (S.D. Ga. 1997) 44

Cooperman v. Individual Inc.,
171 F.3d 43 (1st Cir. 1999) 77, 84

Correctional Services Corp. v. Malesko,
534 U.S. 61, 122 S. Ct. 515 (2001) 84, 87-88

Dodds v. CIGNA Securities, Inc.,
12 F.3d 346 (2d Cir. 1993) 50, 59

In re Donald J. Trump Casino Securities Litigation,
7 F.3d 357 (3d Cir. 1993) 32, 60, 73

Dorchester Investors v. Peak International Ltd.,
134 F. Supp. 2d 569 (S.D.N.Y. 2001) 48, 52, 87-88

Dudek v. Prudential Securities, Inc.,
295 F.3d 875 (8th Cir. 2002) 93-94

Ehlert v. Singer,
245 F.3d 1313 (11th Cir. 2001) ... 30, 31, 39, 42, 68, 84

Fershtman v. Schectman,
450 F.2d 1357 (2d Cir. 1971) 91

Franze v. Equitable Assurance,
296 F.3d 1250 (11th Cir. 2002) 50

Glassman v. Computervision Corp.,
90 F.3d 617 (1st Cir. 1996) 36, 60, 64, 78

Griffin v. Dugger,
823 F.2d 1476 (11th Cir. 1987) 44

Harris v. Ivax Corp.,
182 F.3d 799 (11th Cir. 1999) 65, 68

Heliotrope General, Inc. v. Ford Motor Co.,
189 F.3d 971 (9th Cir. 1999) 72

Hornor, Townsend & Kent, Inc. v. Hamilton,
218 F. Supp. 2d 1369 (N.D. Ga. 2002) 63, 66

Issen v. GSC Enterprises, Inc.,
508 F. Supp. 1278 (N.D. Ill. 1981) 36, 75

Jackson National Life Insurance Co. v. Merrill Lynch & Co.,
32 F.3d 697 (2d Cir. 1994) 46

In re Joint Eastern and Southern District Asbestos Litigation,
14 F.3d 726 (2d Cir. 1993) 90

Joseph v. Wiles,
223 F.3d 1155 (10th Cir. 2000) 34

Klein v. General Nutrition Companies, Inc.,
186 F.3d 338 (3d Cir. 1999) 73, 95

Kramer v. Time Warner Inc.,
937 F.2d 767 (2d Cir. 1991) 73

Krim v. BancTexas Group, Inc.,
989 F.2d 1435 (5th Cir. 1993) 73

Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson,
501 U.S. 350 (1991) 46

Lander v. Hartford Life & Annuity Insurance Co.,
251 F.3d 101 (2d Cir. 2001) 92-93

Lewis v. Casey,
518 U.S. 343, 116 S. Ct. 2174 (1996) 33, 35

Local Acceptance Co. v. John Doe,
962 F. Supp. 1495 (S.D. Fla. 1997) 45

Malone v. Addison Insurance Marketing, Inc.,
225 F. Supp. 2d 743 (E.D. Ky. 2002) 17, 18

Mathews v. Kidder, Peabody & Co.,
260 F.3d 239 (3d Cir. 2001) 50-51

McMahan & Co. v. Wherehouse Entertainment, Inc.,
65 F.3d 1044 (2d Cir. 1995) 81-82, 91

O'Brien v. National Property Analysts Partners,
719 F. Supp. 222 (S.D.N.Y. 1989) 41, 48

Olmstead v. Pruco Life Insurance Co.,
283 F.3d 429 (2d Cir. 2002) 83, 84, 87-88

Oxford Asset Management, Ltd. v. Jaharis,
297 F.3d 1182 (11th Cir. 2002) 31, 65, 67, 69, 75-77, 94-95

Patenaude v. Equitable Life Assurance Society,
290 F.3d 1020 (9th Cir. 2002) 94

Pelletier v. Zweifel,
921 F.2d 1465 (11th Cir. 1991) 14

Pharo v. Smith,
621 F.2d 656, modified on other grounds, 625 F.2d 1226
(5th Cir. 1980) 81, 85

Pinter v. Dahl,
486 U.S. 622 (1988) 40

Powers v. Graff,
148 F.3d 1223 (11th Cir. 1998) 54-55

Prado-Steiman v. Bush,
221 F.3d 1266 (11th Cir. 2000) 34, 35, 44

Preston v. Settle Down Enterprises, Inc.,
90 F. Supp. 2d 1267 (N.D. Ga. 2000) 56

Railcar, Ltd. v. Southern Illinois Railcar Co.,
42 F. Supp. 2d 1369 (N.D. Ga. 1999) 86

Rhodes v. Omega Research, Inc.,
38 F. Supp. 2d 1353 (S.D. Fla. 1999) 37, 79

Riccard v. Prudential Insurance Co.,
307 F.3d 1277 (11th Cir. 2002) 66

Romine v. Acxiom Corp.,
296 F.3d 701 (8th Cir. 2002) 73

Royal American Managers v. IRC Holding Corp.,
885 F.2d 1011 (2d Cir. 1989) 79, 83

Rudd v. Suburban Lodges of America, Inc.,
67 F. Supp. 2d 1366 (N.D. Ga. 1999) 31, 68, 77, 79

In re S1 Corp. Securities Litigation,
173 F. Supp. 2d 1334 (N.D. Ga. 2001) 68, 70-71

SEC v. Carillo,
115 F.3d 1540 (11th Cir. 1997) 85

Salisbury v. Purdue Pharma, L.P.,
166 F. Supp. 2d 546 (E.D. Ky. 2001) 44

Securities & Exch. Comm'n v. Variable Ann. Life Ins. Co.,
359 U.S. 65 (1959) 18

Sikes v. Teleline, Inc.,
281 F.3d 1350 (11th Cir. 2002) 4

<u>Spottsville v. Barnes</u>,
135 F. Supp. 2d 1316 (N.D. Ga. 2001), <u>aff'd mem.</u>, 2002 WL 369911 (11th
Cir. Feb 20, 2002) 90-91

<u>In re Stac Electronics Securities Litigation</u>,
89 F.3d 1399 (9th Cir. 1996) ... 41, 55-56, 68, 71-72, 78

<u>Steinberg v. PRT Group, Inc.</u>,
88 F. Supp. 2d 294 (S.D.N.Y.582,0060), 64, 68, 72, 75, 78, 84

<u>Strategic Income Fund v. Spear, Leeds & Kellogg Corp.</u>,
305 F.3d 1293 (11th Cir. 2002) 14, 41

<u>Suez Equity Investors, L.P. v. Toronto-Dominion Bank</u>,
250 F.3d 87 (2d Cir. 2001) 81, 85

<u>Summer v. Land & Leisure, Inc.</u>,
664 F.2d 965 (5th Cir. 1981) 46

<u>SunAmerica Corp. v. Sun Life Assurance Co.</u>,
890 F. Supp. 1559 (N.D. Ga. 1994), <u>remanded on other grounds</u> 14

<u>TSC Industries, Inc. v. Northway, Inc.</u>,
426 U.S. 438, 96 S. Ct. 2126 (1976))] 58

<u>Theoharous v. Fong</u>,
256 F.3d 1219 (11th Cir. 2001) 50, 85

<u>Thompson v. Smith Barney, Harris Upham & Co.</u>,
709 F.2d 1413 (11th Cir. 1983) 66

<u>Tillman v. R.J. Reynolds Tobacco</u>,
253 F.3d 1302 44

<u>In re VeriFone Securities Litigation</u>,
11 F.3d 865 (9th Cir. 1993) 32, 58, 60, 78

<u>Wayne v. Jarvis</u>,
197 F.3d 1098 (11th Cir. 1999) 54-55

<u>Wielgos v. Commonwealth Edison Co.</u>,
892 F.2d 509 (7th Cir. 1989) 58, 72

<u>Wigand v. Flo-Tek, Inc.</u>,
609 F.2d 1028 (2d Cir. 1980) 79, 83

Wilkinson v. Paine, Webber, Jackson & Curtis, Inc.,
585 F. Supp. 23 (N.D. Ga. 1983) 48

DOCKETED CASES

Azcuy v. Amoco Oil Co.,
Civ. A. No. C85-1884A., 1985 WL 5849 (N.D. Ga. Jan. 15, 1986) 90

Castillo v. Nationwide Financial Services, Inc.,
No. 98CVH10-8393 (C.P. Franklin Cty., Ohio Nov. 5, 2002)... 22, 57

Goldkrantz v. Griffin,
No. 97 Civ. 9075 (DLC), 1999 WL 191540 (S.D.N.Y. Apr. 6, 1999), aff'd
mem., 201 F.3d 431 (2d Cir. 1999) 77, 81, 83

Taam Associates Inc. v. Housecall Medical Resources, Inc.,
No.1: 96CV2214 .... 31, 37, 76-77

White v. Heartland High-Yield Municipal Bond Fund,
No. 00-C-1388, 2002 WL 31769162 (E.D. Wis. Dec. 10, 2002) 70-78

FEDERAL STATUTES

15 U.S.C. § 77d 29

15 U.S.C. § 77e 29

15 U.S.C. § 77g 29, 57

15 U.S.C. § 77j 29, 57

15 U.S.C. § 77k...............................29, 36, 80

15 U.S.C. § 77l 36, 82-83

15 U.S.C. § 77m 43

15 U.S.C. § 77o 31

15 U.S.C. § 77p 92

15 U.S.C. § 77aa......................................29

15 U.S.C. § 77v 85

26 U.S.C. § 402. 21

26 U.S.C. § 403... 21

26 U.S.C. 408 .... 21-22, 27, 52

26 U.S.C. § 72 18

Fed. R. Civ. P. 8 33

Fed. R. Civ. P. 9 .... 2, 32

Fed. R. Civ. P. 15 54

Fed. R. Civ. P. 21 .... 14, 16
15 U.S.C. §
78u-4 14

15 U.S.C. § 77z-2 68

Rev. Rul. 68-116, 1968-1 C.B. 177 21

28 U.S.C. § 2201 2201

15 U.S.C. § 80a-33(b) 12, 29, 86-88

FEDERAL REGULATIONS

17 C.F.R. § 239.17b.......................................58

17 C.F.R. § 274.11c.......................................58

26 C.F.R. §§ 1.408-1-8....................................21

50 Fed. Reg. 26145 (June 25, 1985) (available at 1985 WL
106936)...63

LAW REVIEW

David A. Pratt, *Very Serious Business: Sense and Nonsense under Section 403(b) of the Internal Revenue Code of 1986*,
59 Alb. L. Rev. 1197, 1204 (1996) 20

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

JEFFERY L. JOHNSON, on behalf of himself and all others similarly situated, Plaintiff,	Index No. 1-01-CV-2617-CAP
v.	
AEGON USA, INC., WMA SECURITIES, INC., et al. Defendants.	MOTION TO DISMISS

MEMORANDUM OF LAW OF DEFENDANTS AEGON USA, INC., AEGON FINANCIAL SERVICES GROUP, INC., AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC., BANKERS UNITED LIFE ASSURANCE COMPANY, AND TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY, IN SUPPORT OF MOTION TO DISMISS THE CONSOLIDATED COMPLAINT

I. INTRODUCTION

The plaintiffs in this purported class action have filed an amended, "consolidated" complaint contending that defendants misled them and other investors into purchasing deferred variable annuities for tax-sheltered retirement plans. While they make broad-ranging accusations against a number of companies, including insurance companies, underwriters and a securities broker-dealer, their primary legal claims are asserted under Sections 11 and 12(a)(2) of the Securities Act of 1933. Those sections are limited in scope and require plaintiffs to prove very specific elements, including that they acquired the annuities at issue pursuant to a registration statement or prospectus that contained misrepresentations or omissions of material fact. Sections 11 and 12 also limit the parties against which suit may be brought.

A. Plaintiffs Have Not Adequately Pled a Factual Basis for their Claims

Plaintiffs' claims are governed by Fed. R. Civ. P. 9(b), but even under basic rules of notice pleading their consolidated complaint does not pass muster. The complaint alleges that each of the plaintiffs purchased one variable annuity product issued by one of the defendants, Western Reserve Life Assurance Co. of Ohio. Plaintiffs have not, however, identified either the particular annuity products they purchased or the offering documents (registration statements and prospectuses) that covered those products, much less identified specific misrepresentations or omissions in those documents. Instead, plaintiffs simply "incorporate by reference" more than 50 "SEC filings," covering four years and a number of different annuity products. They make no attempt to tie any particular documents to their purchases, attach no copies of SEC filings, and provide no detail concerning the documents other than a quote from one prospectus which was issued **after** they bought their annuities.[1] The "incorporated by reference" documents could number thousands of pages; the prospectus plaintiffs quote from is itself at least 60 pages long.

Plaintiffs have also asserted claims against seven companies - plus 297 "John Doe" defendants - that did not issue or sell the variable annuities plaintiffs purchased, without articulating any appropriate basis for doing so. Plaintiffs' only apparent reason for including all these companies is that they are allegedly related in various ways to defendant AEGON USA. Essentially, plaintiffs are trying to launch a class action attacking a whole group of companies and a range of different products, but without pleading the facts they need to plead to make out even their own individual causes of action. The named plaintiffs' individual standing, however, is a prerequisite to any class action: named plaintiffs cannot assert claims based on things that allegedly happened to other people, or against defendants with whom plaintiffs had no dealings.[2]

---

1 See Cons. Cpt. ¶¶ 91-94.

2 See below, Section IV(A)(2). This motion to dismiss is directed to the named plaintiffs' claims and does not address any issues relating to class certification. While defendants accept plaintiffs' averments of fact for purposes of this motion **only**, defendants do not concede that this case could ever be

These deficiencies alone are a sufficient reason to dismiss the complaint. The Eleventh Circuit has repeatedly condemned "shotgun" pleadings - i.e., pleadings that simply present a mass of facts and then incorporate all the facts into each count by reference. What plaintiffs have done here is much worse - in addition to repeatedly incorporating all of the rambling allegations in the complaint itself, plaintiffs incorporate thousands of pages of documents which are neither attached to the complaint nor described in any but the most conclusory terms. Defendants and the court should not have to parse

---

certified as a class action. As the complaint itself shows, these variable annuities were sold in individual, face to face transactions, through different broker-dealer firms and based on the representations of different registered representatives. See Cons. Cpt. ¶¶ 68-81. Many of the issues are inherently individualized, including whether variable annuities are suitable for particular investors. In addition, plaintiffs now rely on conclusory allegations about uniform documentation and a prospectus they claim is "typical." Ultimately, however, they will have to show the documents really were uniform - and they will be unable to do so. Their own list, in ¶ 91, identifies documents for many different products and different years. See generally, e.g., Sikes v. Teleline, Inc., 281 F.3d 1350, 1364 (11th Cir. 2002) (in ruling on class certification motion, court cannot presume that promotional materials seen by each class member were the same, or that they were all misleading); Broussard v. Meineke Disc. Muffler Shops, Inc., 155 F.3d 331, 343-45 (4th Cir. 1998) (when plaintiffs entered into different contracts, claims based on "fictional composite" were not suitable for class action treatment).

through all these documents to try to decipher what plaintiffs might think is relevant.[3]

B. Plaintiffs Cannot Show Material Misrepresentations or Omissions of Fact in the Offering Documents for the Annuities They Purchased

Even if plaintiffs' claims are pared down to the annuities they purchased, the offering documents that governed those annuities, and the defendants involved in plaintiffs' transactions (all of which defendants have had to determine for themselves), plaintiffs cannot state a cause of action.

The factual and regulatory backdrop of this case is not in dispute. A deferred variable annuity is a product that combines investment and insurance features. Variable annuities enjoy tax-favored status under the Internal Revenue Code. Many investors have purchased variable annuities, and many of those have used the annuities to fund retirement plans which already provided tax deferral benefits, also known as "qualified" retirement plans. See, e.g., Cons. Cpt. ¶¶ 1, 9-11, 87.

Plaintiffs take the facts - that both variable annuities and qualified retirement plans provide tax deferral benefits - and leap to a conclusion - that deferred variable annuities are **never appropriate investments** for placement in retirement plans

---

[3] See below, Section II.

that are already tax sheltered. Because the only securities law claims they assert are for alleged misrepresentations and omissions in offering documents, plaintiffs then have to make one more leap - they claim defendants should have disclosed in those documents that variable annuities are inappropriate for qualified plans.[4] Plaintiffs' allegations are simply their own opinions, not factual averments the Court needs to accept for purposes of ruling on a motion to dismiss.

Moreover, the history of variable annuity regulation shows that plaintiffs' opinions are wrong as a matter of law. As plaintiffs concede in their complaint, variable annuities are heavily regulated products. They are securities, registered with the United States Securities and Exchange Commission (SEC). They are subject to the federal securities laws and to SEC regulations prescribing the form and content of registration statements and prospectuses. Because of their tax benefits, annuities are also subject to the tax laws and Internal Revenue Service (IRS) regulations.[5]

Publicly available statutes and regulations demonstrate that both the SEC and the IRS recognize annuities as legitimate

---

[4] See Cons. Cpt. ¶¶ 73, 92, 97.

[5] See Cons. Cpt. ¶¶ 2, 11. Variable annuities are also regulated by state insurance laws (see Securities & Exch. Comm'n v. Variable Ann. Life Ins. Co., 359 U.S. 65, 67-69 (1959)), though that is not pertinent to this motion.

funding vehicles for tax-sheltered retirement plans. For example, the section of the Internal Revenue Code that provides for individual retirement accounts also specifically authorizes the use of **individual retirement <u>annuities</u>** as tax-sheltered retirement plans. A disclosure statement attached to the complaint identified plaintiffs' annuity contracts as individual retirement annuities under the tax code. The SEC's regulations acknowledge that tax-sheltered retirement plans can be funded with variable annuities; the SEC specifically requires that prospectuses for variable annuities "[i]dentify the types of qualified plans for which the variable annuity contracts are intended to be used."[6]

Given this regulatory context, plaintiffs' contention that defendants should have disclosed that variable annuities are **never** appropriate for qualified plans is obviously baseless. Plaintiffs also allege, however, that the offering documents should have disclosed that variable annuities do not provide any additional tax benefits beyond those already provided by tax-sheltered plans. Plaintiffs quote from a single prospectus in support of their claim. But the language plaintiffs quote specifically disclosed what they say should have been disclosed,

[6] SEC Form N-4, Item 12, at page 13 (Exh. 1). <u>See</u> below, Section III(B).

stating: "'If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth. . . .'" Cons. Cpt. ¶ 94. In addition, in the signed disclosure statement plaintiffs attach to their complaint, purchasers agreed to consult with their own tax or legal advisor and to make their own determination as to whether the annuity was appropriate for them. Cons. Cpt. Exh. 1.

Plaintiffs also claim the offering documents failed to disclose the effect of the annuities' "unreasonable and excessive" fees on future investment results and compare them to fees for other investment products such as mutual funds. A review of sample documents, however, shows that the annuity fees were repeatedly and fully disclosed, and plaintiffs do not claim otherwise. The offering documents gave plaintiffs the facts about variable annuities, their tax features, how they operate, and how much they cost. Plaintiffs are essentially claiming that giving the facts is not enough - defendants must also provide opinions on the value of the investment to individual investors and offer a comparative analysis between their products and others available in the market. As set forth in detail in the legal discussion below, that is not the law.[7]

C. Legal Bases for Dismissal of the Complaint

Defendants move to dismiss the consolidated complaint on the following grounds.

First, Counts I and II, asserted under Sections 11 and 12(a)(2) of the Securities Act of 1933 (1933 Act), should be dismissed because plaintiffs' allegations do not pass muster under the basic pleading rules of Federal Rule of Civil Procedure 12(b)(6), much less under Rule 9(b). Plaintiffs' claims are based on alleged misrepresentations and omissions in offering documents, yet they have not adequately identified either the documents on which their claims are based or the alleged defects in those documents. See below, Section IV(A)(2).

Second, Sections 11 and 12(a)(2) limit the parties who may be sued. Section 11 allows a plaintiff to sue only the issuer of the security plaintiff purchased and certain other designated persons involved with the offering documents. Section 12(a)(2) allows a plaintiff to sue only the person(s) who sold him the security or successfully solicited that sale. Plaintiffs have

[7] See below, Section IV(A)(4).

not alleged facts to show which, if any, of the defendants fall within those limits. In addition, under general principles of standing, plaintiffs cannot sue defendants who allegedly sold annuities only to other people. See below, Section IV(A)(2)(b)-(c).

Third, Counts I and II are barred by the applicable statute of limitations. Securities law claims must be brought within one year of discovery or within three years after the security at issue was offered to the public or sold to plaintiff. The three year provision is an absolute limitation, and it bars the claims of plaintiff Carolyn Gerin, who purchased her annuity in 1996. The allegations of the complaint show that when plaintiffs Jeffery Johnson and Mary Hughes bought their annuities, in June 2000 and October 1999 respectively, they received documents which described their investments and put them on inquiry notice of their claims. Since this action was filed more than a year after their purchases, their claims are barred by the one year limitation. See below, Section IV(A)(3).

Fourth, at the very least, the claims against defendants WRL Series Fund, Inc., and Transamerica Life Insurance and Annuity Company should be dismissed on the ground that those defendants were added after the statute of limitations had expired, and the claims against them do not relate back to the filing of the original complaint. See below, Section IV(A)(3)(c).

Fifth, even if plaintiffs' claims are limited to the offering documents for the products they purchased and the defendants who played a role in their transactions, Counts I and II should be dismissed because plaintiffs have not alleged that defendants misrepresented material **facts** or omitted **facts** they had a duty to disclose. As noted above, plaintiffs' underlying theory is an opinion which they do not support with facts, and which the regulatory context demonstrates is wrong. The offering materials presented the facts about the variable annuities. The securities laws do not require that the documents include opinions concerning whether an investment is appropriate for particular investors, much less require an issuer to disparage its products. See below, Section IV(A)(4).

Sixth, plaintiffs have not asserted damages recoverable under Sections 11 or 12(a)(2). See below, Section IV(A)(5).

Seventh, plaintiffs' claims for "controlling person" liability under Section 15 of the 1933 Act must be dismissed because plaintiffs have not stated a claim under Sections 11 or 12 and have not alleged a sufficient factual basis for holding any defendant liable as a controlling person. See below, Section IV(A)(6).

Eighth, Count III must be dismissed because the statute on which it is based, Section 80a-33 of the Investment Company Act of 1940, does not provide a private right of action. Count III is also insufficient for the same fundamental reasons as Counts I and II, including plaintiffs' failure to allege misstatements or omissions of material **fact**. See below, Section IV(B).

Ninth, Count IV, for declaratory and injunctive relief, must be dismissed because plaintiffs have not stated a substantive claim for relief. See below, Section IV(C).

Tenth, Count V, for reformation, must be dismissed because plaintiffs have not stated a substantive claim for relief. Count V must also be dismissed because it seeks relief not authorized by the securities laws and because it is a state law claim preempted by the Securities Litigation Uniform Standards Act of 1998 (SLUSA). See below, Section IV(D).

Finally, since this action has now been pending for well over a year and plaintiffs have already had ample opportunity to amend their complaint, the consolidated complaint should be dismissed with prejudice.

II. STANDARDS FOR MOTION TO DISMISS

A court ruling on a motion to dismiss under Rule 12(b)(6) must accept the plaintiffs' factual allegations as true.

However, much of plaintiffs' case is built on legal conclusions and opinions which the Court is free to disregard. "[C]onclusory allegations, unwarranted deductions of facts or legal conclusions masquerading as facts will not prevent dismissal." Oxford Asset Management, Ltd. v. Jaharis, 297 F.3d 1182, 1188 (11th Cir. 2002). The Court may also consider documents on which plaintiffs rely in their complaint, even if plaintiffs did not attach those documents, and **any** relevant documents, including prospectuses, which are legally required and publicly filed with the SEC. See id. See also Bryant v. Avado Brands, 187 F.3d 1271, 1280 (11th Cir. 1999) (summarizing relevant standards for judicial notice in securities cases).

If it is plain that plaintiffs cannot allege facts to support the claims in the complaint, the complaint should be dismissed. Oxford, 297 F.3d at 1188 (affirming dismissal with prejudice of claims under Sections 11, 12(a)(2) and 15). At the very least, the Court should not tolerate the "shotgun" nature of plaintiffs' pleadings and its incorporation of multiple documents by reference. See, e.g., Byrne v. Nezhat, 261 F.3d 1075, 1128-32 (11th Cir. 2001). The Eleventh Circuit has directed that both the parties and the district court must take steps early in a case to ensure that the issues are narrowly defined and only meritorious claims and defenses are asserted.

Id. at 1128-29.[8] See also Strategic Income Fund v. Spear, Leeds & Kellogg Corp., 305 F.3d 1293, 1295-97 (11th Cir. 2002); Pelletier v. Zweifel, 921 F.2d 1465, 1518 (11th Cir. 1991) (defendants and the court should not be forced to "sift through the facts presented and decide for themselves which were material to the particular cause of action asserted, a difficult and laborious task indeed.")

III. STATEMENT OF FACTS

A. The Parties

According to the consolidated complaint, plaintiffs Jeffery Johnson, Mary Hughes and Carolyn Gerin each purchased a deferred variable annuity issued by defendant Western Reserve Life Assurance Co. of Ohio (Western Reserve).[9]

---

[8] As the court warned, if the issues are not defined early on, discovery disputes are inevitable, and the district court will have to confront at the summary judgment stage "the time-consuming tasks it avoided earlier - rearranging the pleadings and discerning whether the plaintiff has stated a claim, or claims, for relief, and whether the defendant's affirmative defenses are legally sufficient." Id. at 1129.

[9] In the original complaint in this action, Mr. Johnson was the only plaintiff, and the Court appointed him lead plaintiff by order dated August 12, 2002. This procedure is required by the Private Securities Litigation Reform Act of 1995 (PSLRA), 15 U.S.C. § 78u-4(a)(3), which does not authorize a lead plaintiff simply to add new plaintiffs after he is appointed. At the very least, plaintiffs should have sought a court order under Fed. R. Civ. P. 21 to add new parties.

Jeffery Johnson is a citizen of Georgia. The complaint avers that in June 2000, Mr. Johnson asked Marcy Blochowiak, a registered account representative for defendant WMA Securities, Inc., to recommend a good investment for Mr. Johnson's "IRA rollover account." Cons. Cpt. ¶ 68. Ms. Blochowiak allegedly recommended that Mr. Johnson fund his IRA with a tax-deferred variable annuity product offered by Western Reserve. According to the complaint, Ms. Blochowiak told Mr. Johnson a tax-deferred variable annuity was an "appropriate and suitable investment" for an IRA, and gave him documents which stated the same thing. Id. ¶¶ 70-72. On June 16, 2000, Mr. Johnson allegedly opened an IRA account with WMA Securities and purchased a Western Reserve deferred variable annuity "for his WMAS IRA account," "in the amount of approximately $48,863.75." Id. ¶¶ 74-75.

The allegations respecting the newly added plaintiffs, Mary Hughes and Carolyn Gerin, are much sparser. Both allege they are citizens of California. Id. ¶¶ 20-21. The complaint states only that a registered representative, who was initially with a company called First Associated Securities Group and then with First Securities USA, recommended to each of them that they "fund their tax-deferred IRA with a WRL [Western Reserve] tax-deferred variable annuity." Id. ¶ 78. The complaint then alleges that each purchased a Western Reserve tax-deferred variable annuity for her IRA, Ms. Hughes in October 1999 and Ms. Gerin in December 1999. Id. ¶¶ 80-81. The documents for Ms. Gerin's variable annuity show, however, that she purchased it in December 1996, not December 1999.[10]

The consolidated complaint names as defendants WMA Securities, the registered broker-dealer through which Mr. Johnson purchased his variable annuity;[11] its alleged parent company World Money Group, Inc.; Western Reserve, an issuer of the variable annuities which the named plaintiffs purchased; WRL Series Fund, Inc., which is alleged to be an issuer of variable annuity accounts, but which the offering documents show is in fact the mutual fund that includes the portfolios in which annuity purchasers can choose to invest their money;[12] and Western Reserve's parent company AEGON USA. Cons. Cpt. ¶¶ 22-23, 25-29, 43-45.[13] The complaint also names several other companies which are allegedly related to AEGON USA and allegedly

[10] See Exh. 2 (variable annuity contract for Carolyn Hughes, later Carolyn Gerin). Ms. Gerin's claims are based on her purchase of an annuity contract, and the Court is free to consider her contract in connection with this motion to dismiss. See above, Section II.

[11] Plaintiffs have not sought to join the broker-dealer firms through which Ms. Gerin and Ms. Hughes bought their annuities.

[12] See below at 40.

[13] The original complaint, filed October 1, 2001, did not include claims against World Money Group, Transamerica Life or WRL Series Fund. Again, plaintiffs should at least have sought a court order under Fed. R. Civ. P. 21 to add these new parties.

either marketed, sold, or underwrote variable annuity products, though plaintiffs do not allege facts to show they themselves purchased products from or through any of these defendants.[14]

B. Variable Annuities

The investment products at issue in this case are deferred variable annuities.[15] As stated in the consolidated complaint, variable annuities are securities which have been registered with the SEC and are subject to federal securities laws. Cons.

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[14] Besides Western Reserve and AEGON USA, the defendants plaintiffs label as "insurance company defendants" are AEGON Financial Services Group, Inc., AFSG Securities Corp., PFL Life Insurance Co., AUSA Life Insurance Co., Bankers United Life Assurance Co. and Transamerica Life Insurance and Annuity Co. In addition, plaintiff has named three groups of John Doe corporations ("ABC," "LMN" and "XYZ" Corp.), 297 in all, which allegedly underwrite, distribute or market annuity policies for AEGON USA. Cons. Cpt. ¶¶ 26-55.

[15] All variable annuities are not alike, though they tend to share certain basic features. In this section, defendants use the prospectus relating to the product Mr. Johnson purchased as an example to discuss generally the features of a variable annuity. The complaint occasionally also refers to "fixed" annuities, which are very different products from variable annuities. A "fixed" annuity generally is not considered a security and is not subject to the federal securities laws, because the insurer guarantees a rate of return and the purchaser does not bear investment risks. See Malone v. Addison Insurance Marketing, Inc., 225 F. Supp. 2d 743, 749-51 (E.D. Ky. 2002). All three plaintiffs allege they purchased deferred variable annuities, not fixed annuities. See Cons. Cpt. ¶¶ 70, 80, 81. Plaintiffs do not and cannot allege a factual or legal basis for including fixed annuities in this case. See also below, Section IV(A)(2) (plaintiffs cannot assert claims based on products they did not buy); page 57 n.34.

Cpt. ¶ 2. Plaintiffs allege that "under federal law a variable annuity is always sold pursuant to a prospectus." Id. ¶ 89.[16]

Variable annuities were first introduced around 1952 as a retirement plan vehicle for teachers.[17] An annuity is a contract between a purchaser and an insurance company. The purchaser agrees to pay a premium and, in return, the insurance company pays the purchaser a stream of income for a specified period of time. See Prospectus for WRL Freedom Wealth Creator, May 1, 2000, at 3 (Exh. 3) (hereinafter, May 2000 prospectus).[18]

If an annuity is deferred, it has an accumulation phase during which the purchaser's money is invested, and then a payout period during which the purchaser receives payments. Cons. Cpt. ¶ 9. If the annuity is variable, the purchaser can

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[16] Federal law requires that insurers who sell variable annuity products file a registration statement and provide policyholders with a prospectus describing the features of the policy. The contents of these documents are prescribed by statute and regulation. See below at Section IV(A)(1)(a), (A)(4). The products must be sold by registered broker-dealer firms and the securities registered representatives they supervise. See SunAmerica Corp. v. Sun Life Assurance Co., 890 F. Supp. 1559, 1566 n.4 (N.D. Ga. 1994) ("[v]ariable annuities are 'securities' and can be sold to the public only by a 'registered representative,' a person licensed by the National Association of Securities Dealers [NASD]"), remanded on other grounds, 77 F.3d 1325 (11th Cir. 1996).

[17] For background concerning the development and nature of variable annuities, see generally Securities & Exch. Comm'n v. Variable Ann. Life Ins. Co., 359 U.S. 65, 69-71 (1959).

[18] This prospectus covered the variable annuity Mr. Johnson purchased in June 2000. It is essentially the same as the May 2001 prospectus plaintiffs quote in paragraph 94.

choose to allocate his contract value among a range of "subaccounts" with different investment objectives and levels of risk. Each subaccount invests money in a particular fund portfolio. The amount the purchaser will eventually receive depends on the investment performance of the subaccounts he chooses. See May 2000 prospectus at cover sheet, 3-4 (Exh. 3). The purchaser may also invest part or all of his money in a "fixed" account which provides a guaranteed interest rate of no less than 3% per year. If the purchaser chooses this option, the insurance company guarantees both the interest and the principal. Id. at 3. The annuity gives the purchaser flexibility to transfer money between the various investment choices, including the fixed account. Id.

The deferred variable annuities at issue in this case also provide two kinds of insurance benefits. Cons. Cpt. ¶ 10. The first is a guaranteed minimum death benefit. Even if the stock market goes down and the purchaser's subaccounts decline in value, the death benefit protects the purchaser's beneficiaries by locking in the highest annuity value as calculated pursuant to four different methods. Beneficiaries are guaranteed to receive at least the amount the purchaser paid the company. See May 2000 prospectus at 6, 39. The second insurance benefit is an annuity payment option that allows the purchaser to receive guaranteed payments for life, thereby protecting against the risk he will run out of money during retirement. Id. at 14-15. The annuitization rates are guaranteed for the life of the contract. This means that an investor who purchases an annuity today can, when he retires, choose a lifetime payment option at today's guaranteed rates. See id. at 14, 23.

Annuities receive preferred tax treatment under the Internal Revenue Code. Annuity earnings accumulate on a tax-deferred basis, and purchasers do not have to pay taxes on the earnings until funds are distributed under the contract. Cons. Cpt. ¶ 11; 26 U.S.C. § 72. Tax deferral is not a feature for which purchasers pay the insurance company; it is provided by law. Plaintiffs concede that deferred variable annuities may be attractive to people seeking tax-deferred investments for their retirement. Cons. Cpt. ¶ 12. Plaintiffs insist, however, that deferred variable annuities are never suitable investments for IRAs and other retirement plans that already receive tax-deferred treatment under the Internal Revenue Code (also known as "qualified retirement plans"). Id. ¶ 13. Their entire lawsuit depends on this theory.

Plaintiffs' theory is their opinion, not a fact. Moreover, a review of relevant Internal Revenue Code provisions and regulations shows that plaintiffs are wrong. Several provisions of the Internal Revenue Code recognize the use of annuities to fund qualified retirement plans. In fact, the section of the tax code that provides for individual retirement **accounts** also contains a separate provision allowing individuals to purchase individual retirement **annuities** as tax-sheltered retirement plans. See 26 U.S.C. § 408(a) and (b). The IRS's regulations contain detailed provisions which define and prescribe rules to govern individual retirement annuities (and include provisions dealing with variable annuities). See 26 C.F.R. §§ 1.408-1 - 8. The IRS's Publication 590 uses the term IRA to mean individual retirement **arrangements**, stating that a "traditional IRA can be an individual retirement account or annuity." It advises that a taxpayer "can set up an individual retirement annuity by purchasing an annuity contract or an endowment contract from a life insurance company." Publication 590 at 10 (Exh. 4).[19]

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[19] The tax code also authorizes use of annuities in other kinds of qualified retirement plans. See, e.g., 26 U.S.C. § 403(a) (provides for "qualified annuity plan[s]" purchased by employers for employees); § 403(b) (provides for annuity contracts purchased as retirement plans by certain organizations and public schools). "A variable annuity contract is considered an annuity contract for purposes of section 403(b) . . . provided that it meets all the other requirements of that section." Rev. Rul. 68-116, 1968-1 C.B. 177 (Exh. 5). From 1958, when § 403(b) was added to the tax code, until 1974, § 403(b) plans could **only** be funded by annuity contracts. See David A. Pratt, *Very Serious Business: Sense and Nonsense under Section 403(b) of the Internal Revenue Code of 1986*, 59 ALB. L. REV. 1197, 1204 (1996). See also 26 U.S.C. § 402(c)(1),(2), and (8)(B)

The document plaintiffs attach to their complaint as Exhibit 2, which they allege was routinely given to purchasers (Cons. Cpt. ¶ 91(e)), is a disclosure statement which specifically stated that the contracts at issue qualified as individual retirement annuities under section 408(b) of the Internal Revenue Code. See Cons. Cpt. Exh. 2 ("Disclosure Statement and Application Supplement for Individual Retirement Annuity"). In other words, the products plaintiffs purchased were stand-alone products specifically authorized by the tax code.[20]

(authorizing rollover contributions into an "eligible retirement plan," defined to include individual retirement accounts, individual retirement annuities, and annuity plans covered by §§ 403(a) and (b)).

[20] As the above summary shows, the term "IRA" can have three different meanings, with the A standing for arrangement, account or annuity. Plaintiffs use the term "IRA" without defining it, and appear to contend their IRA accounts and their variable annuities were two separate things. See Cons. Cpt. ¶¶ 74-75 (Johnson "opened an IRA account with WMAS" and "purchased from defendants for his WMAS IRA a WRL qualified annuity."); id. ¶¶ 80-81 (similar averments regarding other plaintiffs). The documents on which plaintiffs' claims are based and the statutes and regulations governing individual retirement annuities demonstrate that this view of the transactions is not correct. See Castillo v. Nationwide Financial Services, Inc., No. 98CVH10-8393, slip op. at 5-6 (C.P. Franklin Cty., Ohio Nov. 5, 2002) (granting summary judgment on state law claims based on theories similar to those in this case, in part because the documents showed that the plaintiff - like plaintiffs here - purchased an individual retirement annuity, not an annuity which was then used to fund a tax-deferred retirement account) (Exh. 6).

The SEC also recognizes the use of variable annuities to fund qualified plans. SEC Form N-4, which sets forth the SEC's requirements for registration statements and prospectuses for variable annuities, specifically requires that the prospectus "[i]dentify the types of qualified plans for which the variable annuity contracts are intended to be used." Form N-4, Item 12, at page 13 (Exh. 1).

C. The Documents

Plaintiffs' legal claims are based on federal statutes that provide remedies for material misrepresentations and omissions in registration statements and prospectuses. However, as discussed in the Introduction, plaintiffs make no effort to specify what registration statements or prospectuses covered the annuities they purchased. Instead, they incorporate by reference a broad range of written materials and make the conclusory allegation that all of these documents "contained the same or similar material misrepresentations (in essentially identical language) and/or omitted to disclose material facts to plaintiffs and the class members." Id. ¶¶ 91-92. They present specific language from only one prospectus, and the only documents they attach to their complaint are two disclosure statements given to Mr. Johnson. See id. ¶ 94 and Exhs. 1-2.

1. <u>The Prospectus</u>

The one prospectus from which plaintiffs quote is dated May 1, 2001, well after any of the named plaintiffs allegedly made their purchases. The language plaintiffs quote, however, is essentially the same language that was included in the prospectus given to Mr. Johnson, and plaintiffs characterize it as "typical." <u>See</u> Cons. Cpt. ¶ 94.[21] The lengthy block quote in paragraph 94 includes the following information:

- It states that the variable annuity is available both to individuals and to certain retirement plans.

- It states that the annuity is designed for people seeking long-term tax-deferred accumulation of assets, including those who have maximized the use of other retirement savings methods such as 401(k) plans and individual retirement accounts.

- It states: "If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income

[21] The prospectus for Mr. Johnson's annuity, dated May 1, 2000, is attached as Exhibit 2. A complete copy of the May 1, 2000 Registration Statement and Prospectus, downloaded from the SEC's web site, is attached as Exhibit 7. In the document attached to the consolidated complaint as Exhibit 1, the purchaser acknowledges receipt of the prospectus. Because plaintiffs' claims are based on what they claim is a "typical" prospectus - the May 2001 prospectus which is essentially the same as the one given to Mr. Johnson - defendants will also focus on the language in that prospectus for purposes of this motion to dismiss. Ultimately, however, defendants do not concede that they used uniform documents or that any of the 50 plus "SEC filings" plaintiffs list can be considered "typical."

benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth."

- It states that a variable annuity contract purchased under an individual retirement annuity or other specified retirement plan is referred to as a "qualified Contract."

- It states: "Because variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified contract."

- It states that a "qualified Contract may be used in connection with" several plans which allow tax deferral, including individual retirement annuities, tax-sheltered annuities and certain deferred compensation plans.

See id. (quoting from Freedom Wealth Creator prospectus, May 1, 2001, at unnumbered first page, 6, 14, 23).[22]

Immediately after the language plaintiffs quote, the prospectus went on to say:

> There are limits on the amount of annual contributions you can make to these plans. Other restrictions may apply. The terms of the plan may limit your rights under a qualified Contract. **You should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan.** We have provided more detailed information on these plans and the tax consequences associated with them in the SAI.

E.g., May 2000 prospectus at 29 (emphasis added) (Exh. 2).

[22] The same language is in the May 2000 prospectus, on the cover page and on pages 7, 16 and 28-29.

Plaintiffs also did not quote the prospectus' extensive and specific disclosures regarding the features of a variable annuity and the associated fees and costs. The prospectus described the insurance features in the summary section at pages 3 and 6, and in more detail at pages 13-15 and 37-39 (Exh. 2). It disclosed each specific fee in the summary section (pages 4-5) and listed the fees on an "Annuity Contract Fee Table" (pages 9-10). In the main body of the prospectus, a separate section (pages 23-28) described the fees again in more detail, starting with the warning that **"[t]here are charges and expenses associated with your Contract that reduce the return on your investment in the Contract"** (page 23) (emphasis added). See also id. at 27 (**"The value of the assets in each subaccount is reduced by the management fees and expenses paid by the portfolios."**) (emphasis added).

2. The Disclosure Statements

The "Disclosure for Variable Annuities" document plaintiffs attach to their complaint as Exhibit 1 gave purchasers a one-page summary of the annuity's terms. Mr. Johnson signed the document plaintiffs use as an exhibit, and initialed a list of contract features and other information. Plaintiffs claim purchasers were routinely given this document and required to sign it. Cons. Cpt. ¶ 91(d). By signing this document, purchasers acknowledged that they had received the prospectus, understood what they were buying, and had determined that the annuity was appropriate for them. In particular:

- Purchasers agreed to the fees they would be charged.
- They agreed that withdrawal or surrender charges "may be significant and last for several years."
- They understood that their investments could go down in value, and that performance "will fluctuate due to market conditions and investment results."
- They agreed that Western Reserve "does not give tax or legal advice. I will consult with my own professional tax or legal advisor as I see fit."
- They agreed that "Variable deferred annuities are designed for long-term investors who seek a choice of investment options. I have reviewed my insurable needs and financial objectives with my Representative. I have determined that my Payments are affordable and the Contract is appropriate to my needs or objectives."

See Cons. Cpt. Exh. 1.

Plaintiffs also allege that purchasers received the document attached to the consolidated complaint as Exhibit 2, titled "Disclosure Statement and Application Supplement for Individual Retirement Annuity." Id. ¶ 91(e). This document stated that the annuity contract was an individual retirement annuity under § 408(b) of the tax code and contained detailed disclosures concerning individual retirement annuities, including their tax features.[23]

D. Plaintiffs' Legal Claims

This action was originally filed on October 1, 2001. Mr. Johnson was the sole named plaintiff, and he filed his complaint 15 ½ months after he purchased his annuity. The main claims in the original complaint were for securities fraud under Section 10(b) of the Securities Exchange Act of 1934 and for alleged breach of fiduciary duty under state law. The complaint alleged defendants had defrauded investors by representing that deferred variable annuities were appropriate for placement into qualified plans and by failing to disclose that annuities were never appropriate investments for qualified plans and provided no additional tax benefits, that the insurance features were of little or no value, that annuity fees were high, and that annuities cost more than mutual funds. See, e.g., Cpt. ¶¶ 3, 5-7, 10, 12-13, 73, 92, 96-100, 124-36.

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[23] This document is required by IRS regulation. See 26 C.F.R. §§ 1.408-6 ("[t]rustees and issuers of individual retirement accounts and annuities are, under the authority of section 408(i), required to provide disclosure statements. This section sets forth these requirements.") It is not a document required by the securities laws, and is not a proper basis for a claim under the securities law statutes on which plaintiffs rely in this complaint. See generally below at 37 n. 28.

The consolidated complaint, filed more than a year later on December 10, 2002, adds two new plaintiffs, changes the list of defendants, and changes the causes of action. Instead of a Section 10(b) securities fraud claim, plaintiffs now assert claims under the Securities Act of 1933 (1933 Act), Sections 11 and 12(a)(2), and the Investment Company Act of 1940, Section 80a-33. Plaintiffs also drop their fiduciary duty claim.[24]

IV. LEGAL DISCUSSION

A. Plaintiffs' Claims Under Sections 11, 12(a)(2) and 15 of the 1933 Act Must Be Dismissed

1. Legal Standards

a) Elements of Plaintiffs' 1933 Act Claims

The 1933 Act imposes registration and disclosure obligations in connection with certain offerings of securities. When a company makes a public offering of securities, it must file a registration statement with the SEC and must issue a prospectus. See 15 U.S.C. §§ 77d, 77e. Sections 7 and 10 of the Act set forth the information required in those documents. See id. §§ 77g, 77j, 77aa. Section 11 provides a cause of action to

[24] Plaintiffs continue to assert claims for declaratory and injunctive relief (Count IV) and for the common law remedy of reformation (Count V).

one who purchases a security pursuant to a registration statement when: "any part of the registration statement, when such part became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading . . . (unless it is proved that at the time of such acquisition [the purchaser] knew of such untruth or omission)." Id. § 77k(a).[25] Persons who can be held liable under this section include the issuer, persons who signed the registration statement, the issuer's directors, and every underwriter. Id.

Section 12(a)(2) allows a purchaser to recover from one who sells a security to him "by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading (the purchaser not knowing of such untruth or omission) . . . ."[26] This section imposes liability only upon "those who transfer title to the security and to those who successfully solicit the purchase." Ehlert v.

[25] The SEC's regulations require that prospectuses for variable annuities be filed as part of the registration statements. See SEC Form N-4 (Exh. 1).

[26] This section was renumbered in 1995, from section 12(2) to 12(a)(2), but there is no substantive difference between 12(2) and 12(a)(2) claims. In re Adams Golf, Inc. Securities Litigation, 176 F. Supp. 2d 216, 224 (D. Del. 2001)

Singer, 245 F.3d 1313, 1316 (11th Cir. 2001). Section 15 extends Section 11 and 12 liability to persons who control entities liable under those sections. See 15 U.S.C. § 77o.

To state a claim under any of these sections, plaintiffs must plead facts to show that they purchased securities pursuant to a registration statement or prospectus which: "1) contained an untrue statement of a material fact; 2) omitted to state a material fact required to be stated therein; or 3) omitted to state a material fact necessary to make the statements therein not misleading." Rudd v. Suburban Lodges of America, Inc., 67 F. Supp. 2d 1366, 1369-70 (N.D. Ga. 1999). See also Oxford, 297 F.3d at 1188-89 (to state a claim under sections 11, 12 or 15, plaintiffs "must properly allege a material misrepresentation or a material omission"); Taam Associates Inc. v. Housecall Medical Resources, Inc., No.1: 96CV2214 A JEC, 1998 WL 1745361, at *5 (N.D. Ga. Mar. 30, 1998) (Exh. 8). "Further, in order to survive a motion to dismiss, the plaintiff's amended complaint must plead facts establishing that the prospectus contained a material misrepresentation or omission on the date it was issued." Id.; Rudd, 67 F. Supp. 2d at 1370.[27]

[27] Sections 11 and 12 of the 1933 Act are much more limited in scope than Section 10(b) of the 1934 Act, which was the basis for the securities fraud claims in the original complaint. Section 10(b) is a "'catchall' antifraud provision," requiring

b) Applicability of Rule 9(b)

When a claim under the 1933 Act sounds in fraud, it is also governed by the requirements of Fed. R. Civ. P. 9(b). Taam Associates, 1998 WL 1745361, at *10 (majority view is that "Rule 9(b)'s particularity requirement applies to claims brought under the 1933 Act if the claim 'sounds in fraud,' or has 'fraud at its core.'") (citing cases) (Exh. 8).

Plaintiffs' consolidated complaint in this case clearly sounds in fraud. They allege defendants "actively marketed" their annuities for placement in qualified plans by misrepresenting and omitting material facts. They allege defendants targeted unsophisticated investors, and deceived them

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proof of intent to deceive. Taam, 1998 WL 1745361, at *4 (quoting Herman & MacLean v. Huddleston, 495 U.S. 375, 103 S. Ct. 683, 686 (1983)). In contrast, the 1933 Act focuses on registration statements and prospectuses. Sections 11 and 12 provide causes of action only to plaintiffs who "purchased a security issued pursuant to a registration statement," and the persons who may be sued are limited to "parties who play a direct role in a registered offering." Id. (quoting Herman, 103 S. Ct. at 687). The different parties subject to suit under each of the sections will be discussed below in Section IV(A)(2)(b). Although Sections 11 and 12, unlike Section 10(b), do not require proof of scienter, the requirements that plaintiffs establish falsity, materiality, and, in the case of an omission, duty to disclose, are the same under all three statutes. Thus, cases addressing these requirements under Section 10(b) are equally applicable to Section 11 and 12(a)(2) claims. See, e.g., In re VeriFone Securities Litigation, 11 F.3d 865, 869 (9th Cir. 1993); In re Donald J. Trump Casino Securities Litigation, 7 F.3d 357, 369 n.10 (3d Cir. 1993).

into buying variable annuities that were unsuitable and unreasonably expensive. Cons. Cpt. ¶¶ 3, 15-17, 67, 72-73, 87, 92-100. And they allege a motive - they claim defendants "target[ed] the qualified retirement plan market" in order to obtain higher commissions and higher fees. Id. ¶ 126; see id. ¶¶ 124-36. According to plaintiffs, "[d]efendants have entered into a common course of conduct to effectuate these profitable sales throughout the nation" (id. ¶ 17) and have received "millions of dollars" from sales "predicated upon the materially misleading written documents." (id. ¶ 87).

"'The substance of a plaintiff's allegations, not . . . the guise in which he portrays them,' controls whether Rule 9(b) applies." Taam, 1998 WL 1745361, at *11 (Exh. 8) (citation omitted). Here, the substance of plaintiffs' complaint accuses defendants of knowingly deceiving unsophisticated customers in order to make sales. Accordingly, the complaint sounds in fraud and must comply with Rule 9(b). See id. at *12-16.

2. Whether or Not Rule 9(b) Applies, Plaintiffs Have Not Satisfied Basic Pleading Requirements

The consolidated complaint does not pass muster under the most basic pleading requirements of Fed. R. Civ. P. 8(a), which requires a "short and plain statement of the claim showing that the pleader is entitled to relief." Instead, it is a quintessential "shotgun" pleading, presenting a rambling mass of facts and legal conclusions with no effort to delineate what alleged facts are relevant to what claims for relief.

As discussed above, the complaint alleges that each plaintiff purchased one variable annuity product issued by one of the defendants, Western Reserve. Cons. Cpt. ¶¶ 75, 80, 81. Mr. Johnson purchased his annuity in June 2000, and Ms. Hughes and Ms. Gerin purchased their annuities in October 1999 and December 1996, respectively. Plaintiff Johnson purchased his annuity through defendant WMA Securities, a registered broker-dealer. Id. ¶¶ 68-75, 23. Yet plaintiffs attempt to bring a broad range of claims against a broad range of defendants with whom they do not allege any dealings, based on products they did not buy, offering documents that could not have had anything to do with the annuities they did buy, and practices which they do not claim had any effect on them.

The fact that plaintiffs are trying to represent a class does not give them license to bring suit based on transactions that did not involve them. A named plaintiff must have individual standing to assert **each** of the claims being raised on behalf of the class. Prado-Steiman v. Bush, 221 F.3d 1266, 1279-80 (11th Cir. 2000). See also Franze v. Equitable

Assurance, 296 F.3d 1250, 1254 (11th Cir. 2002). Plaintiffs do not have standing to assert claims based on practices that allegedly injured someone else, even if those practices are similar to conduct that allegedly injured them. Prado-Steiman, 221 F.3d at 1279. See also Lewis v. Casey, 518 U.S. 343, 357, 116 S. Ct. 2174, 2183 (1996) (citations omitted) ("[N]amed plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent."). The named plaintiffs' claims "must stand or fall on their own," and "[e]ach must plead the specifics of his own fraud or claims." Bresson v. Thomson McKinnon Securities, Inc., 641 F. Supp. 338, 343, 347 (S.D.N.Y. 1986). Plaintiffs "cannot rest the viability of their fraud pleadings on vague class allegations." Id. at 347.

a) Plaintiffs Have Not Specified the Documents on Which They Purport to Base Their Claims

Plaintiffs have made little or no effort to plead the specifics of their own individual claims. Under the plain language of sections 11 and 12, plaintiffs' causes of action require them to show misrepresentations or misleading omissions in the registration statements or prospectuses **that governed**

securities they purchased. See 15 U.S.C. §§ 77k, 77l; see also, e.g., Joseph v. Wiles, 223 F.3d 1155, 1159 (10th Cir. 2000) (addressing § 11 claims; "the natural reading of 'any person acquiring such security' is simply that the buyer must have purchased a security issued under the registration statement at issue, rather than some other registration statement").

In paragraph 91, however, plaintiffs incorporate over 50 "SEC filings" dating from 1998 to 2002, and covering a number of different annuity products. They do not even identify which Western Reserve annuity product they purchased, much less specify which of the listed "SEC filings" applied to their annuities.

When the complaint does not specify "the particular registration statements that underlay the plaintiffs' purchases," section 11 and 12 claims cannot survive a motion to dismiss. Bresson, 641 F. Supp. at 342. The Bresson court reached this conclusion under basic pleading rules, without considering whether or not Rule 9(b) applied to these claims. See also Glassman v. Computervision Corp., 90 F.3d 617, 629 (1st Cir. 1996) ("it is plaintiffs' responsibility to plead factual allegations, not hypotheticals, sufficient to reasonably allow the inference" they seek to make); Issen v. GSC Enterprises, Inc., 508 F. Supp. 1278, 1294-95 (N.D. Ill. 1981) (bald allegations that defendants made wrongful and false statements in SEC filings are insufficient to state a cause of action even under notice pleading criteria).

Under Rule 9(b), the inadequacy of the complaint is even more apparent. Rule 9(b) requires that allegations of fraud be stated with particularity and include: "(1) the precise statements, documents, or misrepresentations made; (2) the time, place, and person responsible for the statement; (3) the content and manner in which these statements misled the plaintiffs; and (4) what the defendants gained by the alleged fraud." Brooks v. Blue Cross and Blue Shield of Florida, Inc., 116 F.3d 1364, 1380-81 (11th Cir. 1997). The consolidated complaint does not satisfy these requirements and should therefore be dismissed. See, e.g., Taam, 1998 WL 1745361, at *16 (where plaintiffs fail "to plead particular facts substantiating their claim," their complaint does not satisfy Rule 9(b)) (Exh. 8).[28]

[28] Plaintiffs also refer to "contracts, disclosures for variable annuities, written sales presentation materials and other written documents" (see, e.g., Cons. Cpt. ¶ 88 and 92), again without providing specifics about the documents given to them. Regardless, their claims under the 1933 Act must be based on the registration statements and prospectuses underlying their purchases. Sections 11 and 12 do not give a cause of action for alleged misrepresentations or omissions in other documents. See, e.g., Rhodes v. Omega Research, Inc., 38 F. Supp. 2d 1353, 1360 n.8 (S.D. Fla. 1999) ("Section 11 concerns only registration statements" and other documents or statements "are generally outside the reach of section 11").

b) Plaintiffs Have Not Pled Facts to Show That Defendants Could Be Persons Liable Within the Meaning of Sections 11 and 12

Plaintiffs' allegations concerning the defendants are also deficient. From the face of the complaint, it is plain that most of the defendants had nothing to do with plaintiffs' transactions. Sections 11 and 12 authorize suit against a limited group of persons, and plaintiffs have not alleged facts to show which, if any, of the defendants fall within those limits. Plaintiffs try to lump together all the so-called "insurance company defendants" on the sole ground that they are "operating subsidiaries of AEGON USA" and that AEGON allegedly refers to them as "operating divisions." Cons. Cpt. ¶¶ 58, 60. But the complaint alleges that each of the defendants is a separately incorporated entity (see id. ¶¶ 26-51), and plaintiffs' conclusory allegations do not justify ignoring the corporate distinctions. In addition, plaintiffs do not have standing to sue companies which may have been involved in the sale of annuities plaintiffs did not purchase themselves.

(1) Plaintiffs Have Not Adequately Pled Their Claims Under Section 11

Section 11 allows a person who purchased a security issued under a registration statement containing material misrepresentations or omissions to sue a limited list of persons, including "the issuer of the securities, the issuer's directors or partners, the underwriters of the offering, and accountants who are named as having prepared or certified the registration statement." Ehlert, 245 F.3d at 1315.[29] Count I of the consolidated complaint asserts a Section 11 claim against AFSG Securities, Western Reserve, WRL Series Fund, PFL, Bankers Life, and 99 "John Doe" defendants. Cons. Cpt. ¶ 138.[30] The consolidated complaint makes the conclusory assertions that these defendants were "the issuers and underwriters of the variable annuities at issue here" (id. ¶ 139) and that they "assisted in the preparation" of the offering documents (id. ¶ 143). Plaintiffs do not, however, offer any facts to show what roles the defendants allegedly played with respect to the offering documents for the annuities plaintiffs purchased.

Plaintiffs suggest that registration statements are issued under the name or logo of multiple defendants (Cons. Cpt. ¶ 88).

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[29] The list of persons subject to suit under Section 11 (and Section 12 as well) "does not include aiders and abettors," i.e., persons who allegedly provided "substantial assistance" to a violator. Central Bank v. First Interstate Bank, 511 U.S. 164, 179, 168 (1994) (holding that there is no aiding and abetting claim under § 10(b) and noting that Congress "did not attach private aiding and abetting liability to any of the express causes of action in the securities Acts.").

[30] The Section 15 (control person) claims in Counts I and II will be addressed separately below in Section IV(A)(6).

However, plaintiffs allege no facts to support this and a review of registration statements publicly available on the SEC's web site shows they are wrong. For example, the May 2000 registration statement (which includes the prospectus) that covers the product Mr. Johnson purchased identifies Western Reserve as an issuer and AFSG Securities, Inc. as principal underwriter. Exh. 7, prospectus title page (page 3 of 115) and page 41 (page 57 of 115). The references in the registration statement to other companies named in the Section 11 claim make clear that those companies are not within the limited group of persons liable under Section 11. For example:

- WRL Series Fund, Inc. is referenced as the mutual fund that includes the portfolios to which purchasers of the annuity can choose to allocate their money, and as a wholly owned subsidiary of Western Reserve. See, e.g., May 2000 Registration Statement at prospectus title page (page 3 of 115) and Part C, Item 26 (page 100 of 115) (Exh. 7). Plaintiffs have not raised any issues in this case regarding the portfolios. In particular, they have not alleged that shares of the Fund (as opposed to the variable annuity itself) are not an appropriate investment for qualified retirement plans.

- PFL and Bankers Life are listed in Part C as wholly owned subsidiaries of an AEGON USA subsidiary. E.g., id. (pages 99-100 of 115).

Plaintiffs' bare allegations are, at the least, not a sufficient basis for their Section 11 claims against PFL, Bankers Life or WRL Series Fund. Plaintiffs who join multiple defendants in a claim under the securities laws cannot just lump them all together; they must specify what role each defendant played in the alleged wrongdoing. See, e.g., In re Stac Electronics Securities Litigation, 89 F.3d 1399, 1411 (9th Cir. 1996); O'Brien v. National Property Analysts Partners, 719 F. Supp. 222, 225-26 (S.D.N.Y. 1989) (dismissing § 10(b) claims). The Eleventh Circuit recently affirmed dismissal of a federal securities law complaint in part because "[m]aterial facts that detail the exact nature of the relationship between the individual plaintiffs [and the different companies named in the complaint were] conspicuously absent." Strategic Income, 305 F.3d at 1296-97. Here, as in Strategic Income, one cannot tell from the complaint "what allegedly transpired between and among" the various parties, and plaintiffs' claims should be dismissed. See id. at 1296.

(2) Plaintiffs Have Not Adequately Pled Their Claim Under Section 12(a)(2)

Plaintiffs' allegations in Count II, under Section 12(a)(2), are equally inadequate. Under Section 12(a)(2), a person who "offers or sells" a security may be liable "to the person purchasing such security **from him**." 15 U.S.C. § 77*l*(a) (emphasis added). This section authorizes claims only against "those who transfer title to the security and . . . those who successfully solicit the purchase." Ehlert, 245 F.3d at 1316 (citing Pinter v. Dahl, 486 U.S. 622, 642-46, 108 S. Ct. 2063, 2075-78 (1988)). In Pinter, the Supreme Court rejected an argument that would allow imposition of Section 12 liability on persons whose participation in a securities transaction was a "substantial factor" in causing the transaction to occur. Pinter, 486 U.S. at 643-44. The Court also made clear that a plaintiff may seek recourse only from those involved in the actual sale of securities **to him**. In the Court's words, "[t]he 'purchase from' requirement of § 12 focuses on the defendant's relationship with the plaintiff-purchaser," and Section 12 "imposes liability on only the buyer's immediate seller." Id. at 651, 644 n. 21.

Plaintiffs have not even tried to plead facts to show which, if any, of the defendants could qualify as a seller or solicitor within the limited scope of Section 12. In Count II, their Section 12 claim, they have tried to name every company affiliated with AEGON USA that might have sold, underwritten or been involved in the distribution of any variable annuities (including 297 John Does). Cons. Cpt. ¶¶ 154, 52-54. They do not plead that any of those companies either (a) directly sold a variable annuity to them or (b) directly solicited their purchase of stock. Instead, they simply make the conclusory statement that each defendant was "a seller, offeror, and/or solicitor of sales" of variable annuities. Cons. Cpt. ¶ 155. That is not adequate to state a claim under Section 12, and the Section 12 claims should be dismissed for that reason alone.[31]

c) Plaintiffs Do Not Have Standing to Sue Defendants Whose Products They Did Not Purchase

Even apart from the specific provisions of Sections 11 and 12, the court should dismiss the claims against the defendants as to which plaintiffs have not alleged facts to show that they

[31] The specific defendants named in plaintiffs' Section 12 claim are WMA Securities, AEGON Financial, AFSG Securities, PFL, AUSA Life, Western Reserve, WRL Series Fund, Bankers Life and Transamerica Life. Plaintiffs have not even tried to explain what role, if any, these companies played in the sale of the variable annuities they purchased, other than alleging that a representative of WMA Securities solicited Mr. Johnson's purchase and that each plaintiff bought an annuity issued by Western Reserve. Id. ¶¶ 68-75, 80-81.

were involved in plaintiffs' own transactions - i.e., at the least AEGON Financial, PFL, AUSA Life, WRL Series Fund, Bankers Life and Transamerica Life. As set forth above at 34-35, the named plaintiffs can only assert claims they have individual standing to assert. See, e.g., Prado-Steiman, 221 F.3d at 1279-80. See also Griffin v. Dugger, 823 F.2d 1476, 1483 (11th Cir. 1987) (named plaintiff "who cannot establish the requisite case or controversy between himself and the defendants simply cannot seek relief for anyone--not for himself, and not for any other member of the class."). Plaintiffs simply do not have standing to bring actions against companies that sold variable annuities only to other people. See, e.g., Christiansen v. Beneficial National Bank, 972 F. Supp. 681, 683 (S.D. Ga. 1997) (plaintiffs do not have standing to bring usury claims against banks from which they did not obtain loans, or to represent purported class of people who did obtain loans from the banks); Salisbury v. Purdue Pharma, L.P., 166 F. Supp. 2d 546, 549-50 (E.D. Ky. 2001) (absent any allegation that particular defendants sold products **to plaintiffs**, the complaint does not state a cause of action against them; complaint cannot simply lump all defendants together and attribute all the acts to "defendants" generally). See also Tillman v. R.J. Reynolds Tobacco, 253 F.3d 1302, 1305

(11th Cir. 2001) (defendants with whom plaintiff did not deal were fraudulently joined and were properly dismissed).[32]

3. Plaintiffs' Claims Are Barred By the Statute of Limitations

Under Section 13 of the 1933 Act, lawsuits under Sections 11 and 12(a)(2) must be brought "within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence." In addition, the statute provides that "**[i]n no event**" may Section 11 claims be brought "more than three years after the security was bona fide offered to the public," or Section 12(a)(2) claims "more than three years after the sale." 15 U.S.C. § 77m (emphasis added). Compliance with this section

[32] The arguments in subsection 2 (a)-(c) also require the dismissal of the 297 "John Doe" defendants. The only basis plaintiffs give for suing these defendants is their alleged relationship with AEGON USA. Cons. Cpt. ¶¶ 52-54. Plaintiffs have not alleged facts to suggest that the "John Does" had any involvement in issuing or selling the annuities plaintiffs purchased, or in preparing the prospectuses which governed plaintiffs' annuities. Plaintiffs have not even alleged facts to suggest that the "John Does" are real companies. The "John Doe" claims merely "serve as a casting off point for a fishing expedition," and should be dismissed. Local Acceptance Co. v. John Doe, 962 F. Supp. 1495, 1496 (S.D. Fla. 1997) (dismissing claims brought against John Doe defendants; plaintiffs alleged a conspiracy but did "not know the conspirators' identities, only that some of its own employees (unidentified) are in cahoots with third parties (also unidentified) to obtain loan financing through the submission to Plaintiff of fraudulent documents (which are also unidentified).")

"is an essential substantive ingredient of a private cause of action" under Sections 11 and 12. Bresson, 641 F. Supp. at 343; see also Wilkinson v. Paine, Webber, Jackson & Curtis, Inc., 585 F. Supp. 23, 27 (N.D. Ga. 1983).

As set forth below, plaintiff Gerin's claims are barred by Section 13's three year statute of repose, and plaintiffs Johnson and Hughes' claims are barred by the one year limitation. At the very least, the claims against the new defendants added in December 2002 are time barred as a matter of law, since they do not relate back to the original complaint.

a) Plaintiff Gerin's Claims Are Barred By the Three Year Statute of Repose

The three year provision of Section 13 is a statute of repose, and is not subject to tolling. Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson, 501 U.S. 350, 363 (1991). (three year limitation serves as a cutoff). Under that provision, any Section 11 claim brought more than three years after a security was offered to the public, and any Section 12(a)(2) claim brought more than three years after the security was sold to the plaintiff, is absolutely barred. See, e.g., Summer v. Land & Leisure, Inc., 664 F.2d 965, 967-68 (5th Cir. 1981); Jackson National Life Insurance Co. v. Merrill Lynch &

Co., 32 F.3d 697, 703 (2d Cir. 1994). Plaintiff Gerin's variable annuity contract shows that she purchased it in December of 1996. See Exh. 3. Since the annuity was obviously offered to the public before she purchased it, the three year absolute limitations period expired, at the latest, in December of 1999. This lawsuit was plainly untimely as to her claims, and they should be dismissed with prejudice.

b) Plaintiffs Johnson and Hughes' Claims Are Barred by the One Year Limitation Provision

(1) Plaintiffs Have Not Adequately Alleged Compliance With the Statute of Limitations

Mr. Johnson and Ms. Hughes allege that they purchased their variable annuities in June 2000 and October 1999, respectively. Again, the annuities were obviously offered to the public before plaintiffs purchased them. See, e.g., May 2000 Registration Statement (governing Johnson's purchase) (Exh. 7). Both the original complaint in this action (filed October 1, 2001) and the consolidated complaint adding Ms. Hughes as a plaintiff (December 10, 2002) were filed more than one year after the offer or sale of their annuities. Since compliance with Section 13 "is an essential substantive ingredient" of plaintiffs' Section 11 and 12 claims, Bresson, 641 F. Supp. at 343, they were required to "affirmatively plead sufficient facts to demonstrate" that their claims were timely, including: "(1) the time and circumstances of the discovery of the untrue statement or omission; (2) the reasons why the alleged fraud was not discovered sooner; and (3) plaintiff's diligence in making such discovery." Id. See also Dorchester Investors v. Peak International Ltd., 134 F. Supp. 2d 569, 578 (S.D.N.Y. 2001).

Plaintiffs' allegations regarding the statute of limitations are conclusions, not facts. In Count I, they claim they purchased their annuities without knowing of the omissions and misstatements, and state flatly: "This action was brought within one year after the discovery of the material misstatements and material omissions and within three years after the variable annuities were offered to the public through the relevant prospectuses." Cons. Cpt. ¶¶ 148-49. In Count II, they allege they "did not know, or in the exercise of due diligence could not have known, of the materially misleading statements and omissions contained in these documents." Id. ¶ 164. These allegations are not sufficient. See Wilkinson, 585 F. Supp. at 27; Bresson, 641 F. Supp. at 343 (§§ 11 and 12 claims dismissed when plaintiffs did not allege "when they discovered the fraud, how they diligently sought discovery, and why the discovery was not made earlier"). See also O'Brien, 719 F. Supp. at 231 (dismissing § 10(b) claims; plaintiff must specify when fraud was discovered and facts that led to discovery, so court can determine if facts were available earlier).[33]

(2) Plaintiffs Were on Inquiry Notice of Their Claims More than One Year Before this Action Was Filed

Even apart from the inadequate pleading, the Johnson and Hughes claims should be dismissed because the facts alleged in the complaint show they are untimely. The complaint says purchasers were given prospectuses. Cons. Cpt. ¶¶ 89-91. The prospectus language plaintiffs quote (¶ 94) shows that when they bought their annuities, they received sufficient information to put them on inquiry notice of the alleged misrepresentations and omissions. Since plaintiffs bought their annuities and received this information more than one year before they filed suit, their claims are time-barred.

For purposes of the applicable statute of limitations, "discovery" occurs when a plaintiff has either actual or "inquiry" notice of a possible violation of his rights.

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[33] In the cited cases, plaintiffs were given leave to amend their complaints. Leave to amend should not be granted in this case because plaintiffs have already had ample opportunity to attempt to state their claims. See below, Section V. In addition, as explained in the next Section, the facts as pleaded show their claims are time-barred.

According to the Eleventh Circuit, inquiry notice is "'the term used for knowledge of facts that would lead a reasonable person to begin investigating the possibility that his legal rights had been infringed. . . . Inquiry notice is triggered by evidence of the possibility of fraud, not full exposition of the scam itself.'" Franze v. Equitable Assurance, 296 F.3d 1250, 1254 (11th Cir. 2002) (quoting Theoharous v. Fong, 256 F.3d 1219, 1228 (11th Cir. 2001)). The standard is an objective one. Id.

In Franze, the court held that the statute of limitations barred a securities law class action filed by plaintiffs who alleged that they were misled into purchasing variable life insurance policies. Plaintiffs purchased their policies more than one year before they filed suit, and received a prospectus and policy documents which disclosed the nature and cost of the policies. According to the court, plaintiffs "could have discovered the alleged misrepresentations simply by reading the documents," and they were therefore on inquiry notice as of the date they received the documents. Id. at 1254-55. See also Theoharous, 256 F.3d at 1228 (public notice of company's bankruptcy filing put plaintiffs on notice that reports of financial health had been inaccurate and triggered statute of limitations for § 10(b) claims, even though plaintiffs did not receive individual notice); Mathews v. Kidder, Peabody & Co.,

260 F.3d 239, 252 (3d Cir. 2001) (for inquiry notice, "investors are presumed to have read prospectuses, quarterly reports, and other information relating to their investments"); Dodds v. CIGNA Securities, Inc., 12 F.3d 346, 350-52 (2d Cir. 1993) (prospectus which disclosed investment risks placed plaintiff on inquiry notice of her claim that defendants violated § 10(b) by recommending an unsuitable investment; "for statute of limitations purposes, the issue is not whether appellant was given inadequate information about the advisability of investments in multiple limited partnerships but whether she had a duty to inquire further into that matter").

Under the standards set forth in these cases, plaintiffs' claims are time-barred. Each of them purchased his or her variable annuity more than one year before suit was filed. According to the complaint, "defendants were legally mandated to always give a prospective purchaser a prospectus prior to purchase." Cons. Cpt. ¶ 89. Plaintiffs attach a disclosure statement, which they claim purchasers routinely received and signed. In that document, purchasers acknowledged they received the prospectus, acknowledged that Western Reserve did not give tax or legal advice, and agreed to consult their own tax or legal advisor as they saw fit. Cons. Cpt. Exh. 1.

Plaintiffs allege that the so-called "typical" prospectus included a provision stating that a tax-favored arrangement such as a traditional IRA or Roth IRA "'in itself provides tax sheltered growth.'" Cons. Cpt. ¶ 94 (quoting May 2001 prospectus). In addition, plaintiffs concede that qualified retirement plans, including individual retirement accounts, are tax deferred because of provisions of the Internal Revenue Code. Id. ¶ 13. Plaintiffs even attach the "Disclosure Statement and Application Supplement for Individual Retirement Annuity" and claim purchasers received it. Id. ¶ 91(e). That document disclosed that the annuities at issue were individual retirement annuities under 26 U.S.C. § 408(b) and disclosed the tax features of individual retirement annuities. Cons. Cpt. Exh. 2. The Internal Revenue Code, and the IRS's regulations pertaining to individual retirement accounts and annuities, are publicly available. See Heliotrope General, Inc. v. Ford Motor Co., 189 F.3d 971, 976-77 (9th Cir. 1999); Dorchester, 134 F. Supp. 2d at 5787 ("Plaintiffs are deemed to be on notice of facts giving rise to a fraud claim that are in the public domain.")

Based on the information in the governing documents, combined with the publicly available statutes and regulations regarding qualified plans, plaintiffs were on inquiry notice of their claims when they purchased their annuities. Because they filed suit more than a year later, Counts I and II should be dismissed as untimely.

c) <u>The Claims Against New Defendants Do Not Relate Back to the Original Complaint</u>

At the very least, the claims against the newly-added defendants should be dismissed as untimely, since those claims do not relate back to the filing of the original complaint. The original complaint was filed on October 1, 2001. More than a year later, on December 10, 2002, plaintiffs filed a "consolidated complaint" and added three new defendants, including WRL Series Fund, Inc. and Transamerica Life. The complaint alleges that WRL Series Fund is "an issuer of the variable annuity accounts at issue here" and that Transamerica Life is an indirect wholly-owned subsidiary of AEGON USA which sells variable annuities. Cons. Cpt. ¶¶ 46, 50-51.

Plaintiffs do not plead any facts to show why they took so long to assert claims against these defendants, or to show they could not have identified them before. Indeed, the cover page of the prospectus given to Mr. Johnson identifies WRL Series Fund, Inc. as the mutual fund that includes the portfolios available to variable annuity investors. May 2000 prospectus, cover page and 4 (Exh. 2). The registration statement identifies "Transamerica Corporation and subsidiaries" as companies owned by AEGON USA's ultimate parent. May 2000 Registration Statement (page 99 of 115) (Exh. 7).

Fed. R. Civ. P. 15(c)(3), which governs whether an amendment naming a new party may "relate back" to the original complaint and avoid dismissal on timeliness grounds, provides:

> (c) An amendment of a pleading relates back to the date of the original pleading when
>
> . . . .
>
> (2) the claim or defense asserted in the amended pleading arose out of the conduct, transaction, or occurrence set forth or attempted to be set forth in the original pleading, or
>
> (3) the amendment changes the party or the naming of the party against whom a claim is asserted if the foregoing provision (2) is satisfied and, within the period provided by Rule 4(m) for service of the summons and complaint, the party to be brought in by amendment (A) has received such notice of the institution of the action that the party will not be prejudiced in maintaining a defense on the merits, and (B) knew or should have known that, but for a mistake concerning the identity of the proper party, the action would have been brought against the party.

Plaintiffs cannot satisfy these requirements here. According to the Eleventh Circuit, "[t]he purpose of Rule 15(c) is to permit amended complaints to relate back to original filings for statute of limitations purposes when the amended complaint is correcting a mistake about the identity of the defendant." Powers v. Graff, 148 F.3d 1223, 1226 (11th Cir. 1998). See also Wayne v. Jarvis, 197 F.3d 1098, 1103 n.5 (11th

Cir. 1999) (if plaintiff cannot show mistake, "there can be no relation back regardless of whether other requirements, such as notice and lack of prejudice to the joined party, are met.")

In Powers, the court held that a proposed amendment to a securities class action complaint adding alleged "control persons" after the statute of limitations expired did not relate back to the original complaint. Plaintiffs knew the identity of the new defendants early in the litigation, and their argument that they did not know defendants could be proper parties was not a basis for allowing relation back. Powers, 148 F.3d at 1227.

The court noted that allowing relation back too liberally would circumvent the important policy reasons for limitations periods. Id. at 1226. "'A potential defendant who has not been named in a lawsuit by the time the statute of limitations has run is entitled to repose--unless it is or should be apparent to that person that he is the beneficiary of a mere slip of the pen, as it were.'" Id. at 1227 (quoting Rendall-Speranza v. Nassim, 107 F.3d 913, 918 (D.C. Cir. 1997)). See also Wayne, 197 F.3d at 1103 (amended complaint replacing "John Doe" defendants with a name does not relate back under Rule 15(c)(3); alleged lack of knowledge is not a misidentification or "mistake" within the meaning of that rule) (citing cases); Stac

Electronics, 89 F.3d at 1411 (affirming dismissal of Section 11 claims against new defendants who were added one year and four months after original complaints were filed; "[g]iven . . . that plaintiffs were clearly aware of or suspected fraud at the time they filed their first complaint, and given further that all of the new defendants were named in the Prospectus and added to the [Second Amended Complaint] on the basis of their corporate positions alone, the district court correctly found that plaintiffs had adequate notice"); Preston v. Settle Down Enterprises, Inc., 90 F. Supp. 2d 1267, 1278 (N.D. Ga. 2000) (plaintiffs' alleged lack of knowledge that defendant would be a proper party to lawsuit is not a "mistake" that supports relation back under Rule 15).

The holdings of these cases apply fully here. The original complaint named a whole group of defendants whose only alleged connection with the lawsuit was some relationship with AEGON USA and the distribution of variable annuities. The documents at issue identified WRL Series Fund and the Transamerica companies. Plaintiffs had no more grounds for naming the other AEGON USA-related defendants than for naming these two companies. Since plaintiffs do not and cannot articulate any basis for relation back, their claims against WRL Series Fund and Transamerica Life should be dismissed as untimely.

4. Plaintiffs Have Not Alleged Misrepresentations or Omissions of Material Fact

At the very least, plaintiffs' claims should be limited to the products they purchased, the registration statements and prospectuses which underlay their purchases, and the defendants with which they transacted.[34] Even so limited, however, the consolidated complaint does not state a cause of action for violation of Sections 11 and 12(a)(2). While the complaint repeats the same theories over and over again in slightly different words, it does not allege any actionable misrepresentations or omissions **of fact**.

The securities laws and SEC regulations specify what information must be included in offering documents. See, e.g., 15 U.S.C. §§ 77g, j. Registration statements and prospectuses for variable annuities must conform to SEC Form N-4, which sets

[34] Under the principles set forth in Section IV(A)(1)-(2) above, the Court should at the very least dismiss all claims based on products plaintiffs did not buy (including fixed annuities) and offering documents for products plaintiffs did not buy, since plaintiffs have not alleged **any** factual basis which would allow them to assert such claims. The overbroad list of "SEC filings" in paragraph 91(a)-(c) should be stricken. The Court should also strike the allegations that defendants targeted small businesses and employees of nonprofit organizations (Cons. Cpt. ¶ 15), since plaintiffs do not allege they fall into those categories. See Castillo, slip op. at 7 (refusing to consider plaintiff's arguments which "concern annuities and sales practices in general . . . and not specifically conduct which concerns [her.]") (Exh. 6).

forth a detailed list of the information required. See 17 C.F.R. §§ 239.17b, 274.11c; Form N-4 (Exh. 1). The federal securities laws require issuers of securities to disclose "material, actual facts," not matters of opinion and not forecasts of what might happen in the future. See, e.g., In re VeriFone Securities Litigation, 11 F.3d 865, 869 (9th Cir. 1993); Steinberg v. PRT Group, Inc., 88 F. Supp. 2d 294, 307 (S.D.N.Y. 2000). Moreover, the securities laws only require companies to disclose **firm-specific** information. See, e.g., Wielgos v. Commonwealth Edison Co., 892 F.2d 509, 515 (7th Cir. 1989).[35]

Investors are then expected to take that factual information and combine it "with knowledge about the competition, regulatory conditions, and the economy as a whole to produce a value for stock." Id. In the words of the Second Circuit, "[i]ssuers cannot be expected to anticipate in their prospectuses or other offering papers the financial needs of every potential investor, the investment alternatives before

[35] The SEC's instructions for Form N-4 specifically direct registrants to avoid excessive detail and detailed discussions of the law. "Responses to the items of Part A [the prospectus] should be as simple and direct as possible and include only information needed to understand the fundamental characteristics of the Registrant." Form N-4 at 3 (Exh. 1).

each potential investor, and the risk averseness of each potential investor." Dodds, 12 F.3d at 351 (rejecting argument that issuer should have informed plaintiff limited partnerships were unsuitable for a person in her position). The documents plaintiffs quote and attach to their complaint told them this was their responsibility, and plaintiffs even signed documents agreeing to obtain their own tax advice and determine for themselves whether the variable annuities were appropriate for them. See above at 25-27; Cons. Cpt. Exh. 1.

As discussed above, all of plaintiffs' claims are grounded on their opinion that a practice allowed by the IRS and SEC - selling annuities to fund qualified plans - should not be allowed. This kind of opinion is not within the scope of Sections 11 and 12, which provide carefully circumscribed remedies for material misrepresentations or omissions of fact.

With respect to plaintiffs' claims that defendants should have disclosed more about the tax features of qualified plans or the effect of annuity fees on investment returns, the tax features and fees themselves were adequately disclosed in the prospectus. "If a plaintiff's claims of misstatement or omission conflict with the plain language of the prospectus, the prospectus controls and the court need not accept as true the allegations of the complaint. In such a situation, dismissal of the complaint is proper, for no additional facts can prove the claims." Steinberg, 88 F. Supp. 2d at 300 (dismissing with prejudice claims under §§ 11, 12(a)(2) and 15). See also Glassman, 90 F.3d at 626, 634-35 (affirming denial of leave to file second amended complaint after dismissal of §§ 11 and 12 claims; amendment would be futile since prospectus plainly contradicted plaintiffs' claims).

Finally, the laws also do not require defendants to offer opinions about disclosed facts, to characterize their products negatively, or compare their products in unfavorable ways to those of others. See, e.g., In re Donald J. Trump Casino Securities Litigation, 7 F.3d 357, 375-76 (3d Cir. 1993) (affirming dismissal of claims under §§ 11, 12, 15 and 10(b)). In Trump, the Third Circuit held that a prospectus which disclosed the facts regarding a casino's debt-equity ratio was not required to describe the ratio as "unwarranted" or "excessive," or to compare it with that of other casinos. The court's words are equally applicable here:

> The federal securities laws do not ordain that the issuer of a security compare itself in myriad ways to its competitors, whether favorably or unfavorably, for at least three reasons. First, such a requirement would impose an onerous if not insurmountable obstacle on issuers of securities to ensure they obtain accurate information on all aspects of their competitors which a reasonable investor might find material. Second, were we to announce such a

> requirement, the likely result would be to inundate the investor with what the Supreme Court disparaged as "an avalanche of trivial information." [TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 448, 96 S. Ct. 2126, 2132 (1976))]. **Third--and of greatest consequence--it is precisely and uniquely the function of the prudent *investor, not* the issuer of securities, to make such comparisons among investments.**

Id. (italics original; bold emphasis added).

a) Plaintiffs Do Not State an Actionable Misrepresentation Claim

According to the complaint, the documents "recommended tax-deferred variable annuities for tax-deferred retirement accounts." Cons. Cpt. at ¶ 95. The excerpts plaintiffs quote for that contention, however, do not support it. As set forth below, the prospectus did state that variable annuities "**may** be used" in qualified plans (see id. ¶ 94), but plaintiffs do not and cannot allege any facts to show this is false.

The prospectus on which plaintiffs rely contained a section titled "WHO SHOULD PURCHASE THE CONTRACT?," which plaintiffs quote in the complaint. This section read:

> We have designed this Contract for people seeking long-term tax-deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot

> take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth. . . .

Cons. Cpt. ¶ 94 (quoting from May 2001 prospectus).

This paragraph did not recommend the purchase of variable annuities for qualified plans. Instead it made the following distinct points.

First, the paragraph stated that the annuities were designed "for people seeking long-term tax deferred accumulation of assets, generally for retirement," including "persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts." Id. In paragraph 12 of the complaint, plaintiffs expressly admit this is true: "Because of their tax-deferred status, deferred annuities are potentially attractive financial products to people seeking tax-deferral for their retirement investments (and may be appropriate investments for those who have already made their maximum contributions to IRAs or other qualified retirement plans available to them)." Cons. Cpt. ¶ 12.

Second, the quoted paragraph said who should **not** buy an annuity - someone who is "looking for a short-term investment" or who "cannot take the risk of getting back less money than you put in." Plaintiffs have not quarreled with this statement.

Third, the paragraph stated expressly that anyone contemplating purchasing an annuity for a tax-qualified plan should consider the costs and benefits carefully, "since the tax-favored arrangement itself provides tax-sheltered growth." Cons. Cpt. ¶ 94. This directly contradicts plaintiffs' assertion that defendants did not disclose the fact that qualified retirement plans are already tax deferred.

Plaintiffs then quote prospectus language which stated that a qualified annuity contract "may be used in connection with the following plans," including an Individual Retirement Annuity, a Tax-Sheltered Annuity, and certain pension and deferred compensation plans. Cons. Cpt. ¶ 94. This was not a "recommendation:" it was a disclosure the SEC specifically requires. Under the SEC's instructions for Form N-4, the prospectus must "[i]dentify the types of qualified plans for which the variable annuity contracts are intended to be used." Form N-4, Item 12, at page 13 (Exh. 1).[36] The tax code and

[36] In comments issued when it adopted Form N-4, the SEC noted it had modified an earlier draft and would "require identification, rather than a brief description, of the types of tax-qualified plans for which the contracts will be used." 50 Fed. Reg. 26145, *26153 (June 25, 1985) (available at 1985 WL 106936).

regulations do in fact allow annuities to be used in these kinds of plans. See above, Section III(B).

Finally, the plaintiffs do **not** quote the prospectus language which cautioned purchasers to consult their own lawyer or tax advisor before purchasing an annuity for a retirement plan. See, e.g., Exh. 2 at 29. Plaintiffs do attach a disclosure statement which provided a similar caveat: purchasers acknowledged that Western Reserve "does not give tax or legal advice," that they must "consult with [their] own professional tax or legal advisor as [they] see fit," and that they had determined that the annuity was "appropriate for [their] needs and objectives." Cons. Cpt. Exh. 1.

Plaintiffs' claim that the prospectus recommended the placement of variable annuities in qualified plans is thus belied by the prospectus itself, and should be dismissed. See Steinberg, 88 F. Supp. 2d at 300;[37] Glassman, 90 F.3d at 626,

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[37] Among the many individual claims the court rejected in Steinberg was a misrepresentation claim very similar to that asserted here. Plaintiffs in that case argued that the prospectus represented that non-compete covenants in defendant's employment contracts "provided a secure base of IT professional personnel for [defendant] and provided [defendant] with a competitive advantage." According to the court, "[a]n examination of the actual text of the prospectus reveals no such representations; rather, the prospectus provided a subdued description of the non-compete covenants, without touting any kind of advantage produced by the contract provisions." Id. at 307. The court also noted the disclaimers in the prospectus

634-35 (prospectus plainly contradicted misrepresentation and omission claims and did not represent that securities were "appropriately priced").

Read in context, the language plaintiffs quote simply stated that a variable annuity may be purchased in connection with a qualified retirement plan. Plaintiffs do not and cannot allege any facts to establish that this was false, as they must do to survive a motion to dismiss. See Oxford, 297 F.3d at 1192-94. As set forth above, the tax laws expressly allow investors to purchase "individual retirement annuities" and to place annuities in other qualified plans. The SEC's instructions for variable annuity registration statements **require** variable annuity prospectuses to identify the types of qualified plans for which the annuities can be used. The SEC instructions do not say that variable annuities are inappropriate for qualified plans, or that companies must tell people not to buy variable annuities for qualified plans.

The National Association of Securities Dealers, Inc. (NASD) "Notice to Members" 99-35, upon which plaintiffs rely (Cons. Cpt. ¶¶ 82-84, 93), also does not support their position.

---

concerning the scarcity of IT professionals. Id. See also id. at 303 (information in prospectus showing that most of company's business came from long-term customers "refute[s] [plaintiffs'] conclusory allegation that [company] misrepresented its ability to build 'long-term relationships'").

First, the NASD is a private corporation and a self-regulatory organization for securities broker-dealer firms. See, e.g., Riccard v. Prudential Insurance Co., 307 F.3d 1277, 1282 n.1 (11th Cir. 2002). Notice 99-35 is addressed to members and provides guidelines, not mandatory procedures. See NASD Notice 99-35 at 1 (Exh. 9). Plaintiffs do not and cannot allege that the NASD can impose requirements on companies that issue securities, or that the NASD can prescribe the contents of prospectuses. See, e.g., Cons. Cpt. ¶¶ 23, 36 (only the broker-dealer firm defendants are alleged to be NASD members; Western Reserve and the other so-called "insurance company defendants" are not - and cannot be - members of NASD). Moreover, it is well established that even NASD members are not subject to private claims for violation of NASD rules. See, e.g., Thompson v. Smith Barney, Harris Upham & Co., 709 F.2d 1413, 1419 (11th Cir. 1983); VeriFone, 11 F.3d at 870 (alleged violation of NASD disclosure rules does not support a private claim and may not "be imported as a surrogate for straight materiality analysis.").[38]

[38] The NASD provides an arbitration process for investors who claim violations of its rules. See Hornor, Townsend & Kent, Inc. v. Hamilton, 218 F. Supp. 2d 1369, 1375 (N.D. Ga. 2002).

Second, the NASD notice itself contradicts plaintiffs' assertion that variable annuities are "never appropriate" investments for qualified plans. By its terms the notice suggests guidelines for sales of variable annuities, specifically including sales of annuities for tax-qualified accounts. NASD Notice 99-35 at 1-2, 4 (Exh. 9). The notice recommends that its members (broker-dealers) disclose that qualified plans themselves provide tax-deferral. See Cons. Cpt. ¶ 83. As plaintiffs concede, however, the notice then states that a variable annuity should be recommended for a qualified retirement account "'only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation.'" Id. ¶ 84 (quoting from NASD Notice 99-35, at 4). Plainly, the NASD recognizes that a qualified plan investor might want a variable annuity for reasons other than its tax deferral features.[39]

Because plaintiffs have not alleged facts to show that defendants made false statements about the use of variable annuities in qualified plans, their claims based on alleged misrepresentations must be dismissed. See Oxford, 297 F.3d at 1192-94 (affirming dismissal of claims that defendants

[39] As noted above, in footnote 2, this is an inherently individualized determination.

misrepresented prescription drugs' safety, efficacy, or revenue; plaintiffs failed to allege any specific facts or studies to support bald legal conclusion that representations were false); Rudd, 67 F. Supp. 2d at 1370-72 (dismissing claims under §§ 11, 12(a)(2) and 15 when plaintiffs failed to plead facts to support allegation that prospectus statements were false); Stac Electronics, 89 F.3d at 1409 (affirming dismissal of claims under §§ 11, 15 and 10(b); plaintiff failed to make "precise allegations explaining how the alleged misstatements were misleading or untrue when made"); Steinberg, 88 F. Supp. 2d at 300-11 (dismissing §§ 11, 12 and 15 claims when information plaintiff claimed was misrepresented or omitted was adequately set forth in prospectus and plaintiffs did not plead facts to show statements were false).[40]

[40] Courts in the Eleventh Circuit have reached a similar result by applying the "bespeaks caution" doctrine or the "safe harbor provision" of the Private Securities Litigation Reform Act (PSLRA), 15 U.S.C. § 77z-2. Under both of these concepts, statements in a prospectus which are forward looking, and which allegedly either misstate or omit material information, are not actionable if they are accompanied by meaningful cautionary statements. See, e.g., Ehlert, 245 F.3d at 1318; Harris v. Ivax Corp., 182 F.3d 799, 805, 807 (11th Cir. 1999)); In re S1 Corp. Securities Litigation, 173 F. Supp. 2d 1334, 1352 (N.D. Ga. 2001). These cases reinforce the basic principle that alleged misrepresentations and omissions are not actionable if the overall nature and risks of the investment are adequately disclosed in the prospectus, and that the information need not be disclosed in precisely the manner plaintiffs wish.

b) Plaintiffs Do Not Allege an Actionable Omission Claim

The rest of plaintiffs' claims relate to alleged omissions. The facts and legal principles that defeat plaintiffs' efforts to allege an actionable misrepresentation also require dismissal of the omission claims.

To avoid dismissal of their 1933 Act omission claims "plaintiffs must properly allege: 1) the prospectus contained an omission; 2) the omission was material; 3) defendants were under a duty to disclose the omitted material information; and 4) that such information existed at the time the prospectus became effective." Oxford, 297 F.3d at 1189.

Although the plaintiffs repeat their omission claims many times in many different ways, the heart of their claims is that the documents failed to disclose the following:

- That "a deferred annuity is always an inappropriate and unsuitable investment for placement in a tax-deferred retirement plan."
- That qualified plans such as IRAs and 401(k) plans already provide tax deferral and that the tax deferred accrual feature of a variable annuity is "unnecessary."

- That the annuity fees, which plaintiffs characterize as "unnecessary, unreasonable and excessive," will reduce investment returns over time, and plaintiffs could have obtained lower fees by buying mutual funds for their IRAs.

See, e.g., Cons. Cpt. ¶ 73. See also id. ¶¶ 93, 97-100.

None of these alleged omissions is actionable. The points plaintiffs say should have been disclosed are not facts and are not material; they are opinions, suggested projections, and negative characterizations, disclosure of which is not required under the securities laws. Moreover, plaintiffs' theories are general to the variable annuity industry, not specific to defendants' products or sales practices.

(1) Opinions, Projections and Pejorative Characterizations Are Not Material Facts

A statement or omission is "material" only if its disclosure would significantly alter the total mix of facts available to an investor and "if there is a substantial likelihood that a reasonable shareholder would consider it important" to the investment decision. Basic, Inc. v. Levinson, 485 U.S. 224, 231, 108 S. Ct. 978, 983 (1988); see also In re S1 Corp. Securities Litigation, 173 F. Supp. 2d 1334, 1350 (N.D. Ga. 2001). If it is plain that reasonable investors would not have been swayed by information allegedly omitted, the court may declare the omission immaterial as a matter of law and dismiss the claim under Rule 12(b)(6). Id. The alleged omissions here are, as a matter of law, not material facts, and thus cannot satisfy the second requirement of the test set forth in Oxford. See above at 69.

As discussed above, the contention that a deferred annuity is **always** inappropriate for tax-deferred retirement plans is simply plaintiffs' opinion - and a baseless one, at that. With respect to the tax implications of putting a variable annuity in a qualified plan, the prospectus on which plaintiffs rely plainly disclosed both that tax deferral is a feature of variable annuities and that qualified plans provide tax deferral in and of themselves. The prospectus and the disclosure statement attached to the complaint also cautioned that investors needed to obtain their own tax advice and make their own assessment of whether the annuity was appropriate for them.[41]

As with misrepresentation claims, plaintiffs cannot state a claim for omissions when the prospectus discloses the information plaintiffs say is missing. See, e.g., Stac

[41] The IRS-mandated disclosure statement plaintiffs attach to their complaint as Exhibit 2 also provided a detailed description of individual retirement annuities and their tax features.

Electronics, 89 F.3d at 1409 (no omission claim when prospectus "adequately disclosed the information [plaintiff] alleges [defendant] to have concealed"); Steinberg, 88 F. Supp. 2d at 300 (same). In addition, the tax code is publicly available information. See Heliotrope, 189 F.3d at 977 (plaintiff cannot claim fraud on the market based on alleged failure to disclose tax code provision, even though plaintiff claimed it was obscure; "[t]he Tax Code is publicly available information"); see also Wielgos, 892 F.2d at 517 ("Issuers needn't print the Code of Federal Regulations").

With respect to the annuity fees, the prospectus repeatedly and fully disclosed the nature and amount of each fee that was charged. The prospectus also specifically disclosed that the fees would reduce investment returns. May 2000 prospectus at 23, 27 (Exh. 2). Plaintiffs even signed documents stating that they understood and agreed to the fees. See Cons. Cpt. Exh. 1.

Plaintiffs do not, and cannot, say the fee explanations were inaccurate. Instead, they offer their opinion that the disclosed fees were "unnecessary, unreasonable and excessive," and claim defendants should have told them how the fees would affect their investment over time in comparison to fees charged for other companies' products, such as mutual funds.

The securities laws do not require defendants to characterize their products as inappropriate or unnecessary, or their fees as "unnecessary, unreasonable and excessive." The laws also do not require defendants to compare their products with the competition, or to volunteer projections regarding how their products might perform in the future. When defendants disclose the facts, plaintiffs cannot state a claim under Sections 11 and 12(a)(2) by claiming, in hindsight, that the defendants should have explained the significance of the facts in ways plaintiffs consider acceptable. See Trump, 7 F.3d at 375-76. See also, e.g.:

- Romine v. Acxiom Corp., 296 F.3d 701, 708 (8th Cir. 2002) (affirming dismissal of § 11 claims; when company disclosed the facts about a contract, it was not required to predict the impact of the contract on its business; "company has no duty to disparage its own competitive positions in the market where it has provided accurate hard data from which analysts and investors can draw their own conclusions about the company's conditions and the value of its stock.")
- Klein v. General Nutrition Companies, Inc., 186 F.3d 338, 343 (3d Cir. 1999) (affirming dismissal of §§ 11, 12(a)(2), and 15 claims; federal securities laws require companies to

disclose "private, internal information," not information that affects an industry generally).

- Krim v. BancTexas Group, Inc., 989 F.2d 1435, 1448 (5th Cir. 1993) (affirming grant of summary judgment on §§ 11, 12 and 15 claims; when prospectus warned about investment risks and disclosed facts about overdue loans, defendant's failure to characterize them as "potential problem loans" was not a material omission or misrepresentation).
- Kramer v. Time Warner Inc., 937 F.2d 767, 776 (2d Cir. 1991) (when purchase offer disclosed company's intention to adjust equity plan, allegation that offer failed to characterize adjustment as "illegal" did not state claim under securities laws; "The disclosure required . . . is not a rite of confession. . . . What is required is the disclosure of material objective factual matters.")
- In re Adams Golf, Inc. Securities Litigation, 176 F. Supp. 2d 216, 234 (D. Del. 2001) ("The securities laws require that companies disclose known material facts; they do not require companies to disclose speculative facts that might have some material albeit unknown impact on future earnings.")

* Steinberg, 88 F. Supp. 2d at 307 (plaintiffs' proposition that IT companies often ignore non-compete covenants "is a debatable one--a matter of opinion, as opposed to a 'fact,'" and is not something defendants were required to disclose).
* Issen, 508 F. Supp. at 1290, 1292 (dismissing § 10(b) claims; defendants were not obligated to "draw adverse inferences from the facts disclosed" and, in particular, "were not obligated 'to say that their deal was a bad one,' if in fact it was, as long as all the terms of the transaction were disclosed").

(2) Plaintiffs Have Not Articulated Any Other Basis For a Duty to Disclose

Plaintiffs also cannot satisfy the third Oxford requirement, since they cannot show any basis for imposing a duty to disclose the information at issue. In Oxford, the Eleventh Circuit held that mere possession of material information does not create a duty to disclose it. Oxford, 297 F.3d at 1190. To proceed on an omission claim under Sections 11 and 12, plaintiffs must allege a factual basis for a duty to disclose. "The duty question is properly stated as 'whether the defendants had a specific obligation to disclose information of the type that the plaintiffs complain was omitted from the registration statement and prospectus.'" Id. at 1190 (quoting Shaw v. Digital Equipment Corp., 82 F.3d 1194, 1202 (1st Cir. 1996)). Plaintiffs are required to allege either that the securities laws specifically required disclosure of the information at issue or that a particular affirmative statement in the prospectus is made misleading by the claimed omission. See id.; Taam, 1998 WL 1745361, at *6 (Exh. 8).

Plaintiffs have not satisfied these requirements for any of the alleged omissions. The cases set forth above establish that the securities laws do not impose a general duty to disclose opinions, projections, negative characterizations and the like. Plaintiffs do not cite any statute or regulatory provision requiring disclosure of such information in prospectuses or registration statements.

Nor have plaintiffs pointed to any affirmative statement that could reasonably be considered misleading due to the alleged omissions. The affirmative statements in the prospectus regarding the use of variable annuities in qualified plans and the fees that investors would be charged do not, as a matter of law, obligate defendants to provide a more detailed analysis of the implications of using variable annuities in qualified plans or the potential long-term impact of the fees. See, e.g.:

- Oxford, 297 F.3d at 1190-94 (pharmaceutical company was not required to disclose prescription volume history of its only publicly available drug; the prospectus explained the risks of investing in the company, the applicable regulations did not require disclosure of the information, and the information did not make the affirmative statements in the prospectus materially misleading).
- Rudd, 67 F. Supp. 2d at 1373 (accurate statements in prospectus regarding hotel occupancy rate for certain months were not made misleading by failure to disclose less favorable data occupancy rate for other months).
- Taam, 1998 WL 1745361, at *6 (claim that defendants knew they would not be able to operate under Medicare cost caps due to cancellation of a contract was "nothing more than an allegation of failing to disclose an economic forecast," which defendants had no duty to disclose) (Exh. 8).
- Cooperman v. Individual Inc., 171 F.3d 43, 51 (1st Cir. 1999) (affirming dismissal of §§ 11, 12 and 15 claims; disclosures regarding company's business strategy did not obligate company to disclose internal board dispute regarding that strategy).

- Glassman, 90 F.3d at 633, 635-36 (general statement that backlog was usually low was not made materially misleading by failure to disclose specific numbers; statements of hope that product would be accepted "did not rise to the level of optimism or certainty that would make them materially misleading in the absence of disclosure of initial developmental problems the product was facing," particularly in view of risk disclosures).
- Stac Electronics, 89 F.3d at 1409 (omission claims must be "historical in nature, as companies are not required to predict the future").
- VeriFone, 11 F.3d at 869-70 (failure to forecast future events did not make prospectus misleading; inclusion of customer list did not obligate defendant to disclose that it did not have current orders with some of the customers).
- Steinberg, 88 F. Supp. 2d at 304, 308-09 (defendants had no duty to disclose activities of competitors or to state in prospectus that company was losing ground to competitors; providing list of major customers, required by SEC regulation, did not obligate defendants to disclose unsuccessful bids made to some of those customers).

- Rhodes v. Omega Research, Inc., 38 F. Supp. 2d 1353, 1363-64 (S.D. Fla. 1999) (dismissing §§ 11, 12 and 15 claims; company was not required to state in prospectus that stock offering "was held primarily for the benefit of the Individual Defendants who pocketed approximately 70% of the proceeds" or that the offering price "was an unreasonable price which was not reflective of the actual value of the shares sold.")
- Castillo v. Dean Witter Discover & Co., No. 97 Civ. 1272 (RPP), 1998 WL 342050, at *8-9 (S.D.N.Y. June 25, 1998) (Exh. 10) (dismissing § 10(b) claims; investment company had no duty to disclose information about the products of competitors and no duty to disclose that it paid its brokers substantially more for selling its proprietary funds over other funds).

5. Plaintiffs Have Not Alleged Damages Recoverable Under Sections 11 and 12(a)(2)[42]

Sections 11 and 12 each provide a specific and exclusive measure of damages. Plaintiffs' failure to allege damages

[42] If the Court agrees that plaintiffs have not alleged actionable misrepresentations or omissions, the complaint should be dismissed, and the Court need not consider the arguments in this subsection and subsection 6, addressing control person liability. See, e.g., Rudd, 67 F. Supp. 2d at 1374.

cognizable under those sections provides another independent basis for dismissal of Counts I and II.

a) Section 11 Damages

Section 11(e), entitled "Measure of damages," governs the damages available in suits under Section 11. Under that subsection, three alternative measures of damages are recoverable: the difference between the amount paid for the security at issue and (1) the value of the security at the time suit was filed; (2) the price at which the plaintiff sold the security before suit was filed; or (3) the price at which the plaintiff sold the security after suit was filed but before judgment if such damages would be less than under (1). Id. Defendants can eliminate or reduce damages by showing that "any portion or all of such damages represents other than the depreciation in value of such security resulting from" the alleged misrepresentation or omission in the registration statement. Id. The amount of damages recoverable under Section 11 can never exceed the price at which the security was offered to the public. Id. at (g).

The remedy set forth in Section 11(e) is exclusive. "The plain language of section 11(e) prescribes the method of calculating damages . . . and the court must apply that method in every case." McMahan & Co. v. Wherehouse Entertainment, Inc., 65 F.3d 1044, 1048 (2d Cir. 1995). See also Goldkrantz v. Griffin, No. 97 Civ. 9075 (DLC), 1999 WL 191540, at *3 (S.D.N.Y. Apr. 6, 1999) (Exh. 11) (language of § 11(e) "is exclusive and precludes recovery on other theories"), aff'd mem., 201 F.3d 431 (2d Cir. 1999).

Plaintiffs have not included any allegations relevant to the measure of damages prescribed by Section 11(e). They have not alleged that the value of the annuity is now less than what they paid for it, or that they sold it for less than they paid. They also have not alleged that any depreciation that may have occurred in the annuities' value is attributable to the claimed misrepresentations or omissions.

Plaintiffs' theory is completely different. In the section of the consolidated complaint labeled "Damages," plaintiffs aver that the damages they are seeking are based on their alleged payment of "commissions, fees and charges in excess of what they would have paid for appropriate and suitable investments placed in an already tax qualified retirement plan." Cons. Cpt. ¶ 124. Plaintiffs claim that over the long term the higher fees will eat into their investment returns, id. ¶ 136, and they apparently want to be compensated both for the fees and the alleged "compound effect" of the fees. Essentially, therefore, they are seeking "benefit of the bargain" damages. Section 11(e) does not authorize such damages, and they cannot be recovered in actions under Section 11. See McMahan, 65 F.3d at 1048 ("the term 'value' in section 11(e) was intended to mean the security's true value after the alleged misrepresentations are made public;" alleged "promised value is irrelevant to this calculation.")

Moreover, under the plain language of Section 11(e), if a defendant "proves that the decline in the value of the security in question was not caused by the material omissions or misstatements in the registration statement, plaintiff is not entitled to recover any damages." Id. It follows that if plaintiffs do not even **allege** their securities depreciated in value because of misrepresentations or omissions, plaintiffs do not state a claim for damages recoverable under Section 11.

b) Section 12(a)(2)

Section 12(a)(2), which provides a cause of action against sellers and direct solicitors of the securities plaintiffs purchased, also prescribes a limited, though somewhat different, remedy. The section allows a prevailing purchaser to "recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if he no longer owns the security." 15 U.S.C. § 77*l*(a)(2). "Section 12(2) is explicit in allowing the plaintiff no choice of remedy. If plaintiff owns the stock, he is entitled to rescission but not damages. If plaintiff no longer owns the stock, he is entitled to damages but not rescission." Wigand v. Flo-Tek, Inc., 609 F.2d 1028, 1035 (2d Cir. 1980). See also Royal American Managers v. IRC Holding Corp., 885 F.2d 1011, 1019 n.4 (2d Cir. 1989); Goldkrantz, 1999 WL 191540, at *5 (Exh. 11).

Plaintiffs have again failed to allege a factual basis for obtaining relief under this section. They do not even state whether they still own their annuities. Instead, they allege that they are seeking rescission if they do own the securities, and "rescissory damages" if they do not. Cons. Cpt. ¶ 166.

Regardless of whether plaintiffs are seeking rescission or "rescissory damages," their claims are subject to Section 12(b), which is modeled after the loss causation provision in Section 11(e). See Goldkrantz, at *6-7. Section 12(b) prohibits recovery to the extent that "the person who offered or sold such security proves that any portion or all of the amount recoverable . . . represents other than depreciation in the value of the subject security resulting from" the alleged misrepresentations or omissions. 15 U.S.C. § 77*l*(b). As with their Section 11 claims, since plaintiffs do not even allege that their annuities depreciated in value because of the claimed misrepresentations or omissions, their complaint does not assert damages recoverable under Section 12(a)(2).

6. Plaintiffs' Section 15 Claim Should Be Dismissed on the Same Grounds as Their Other 1933 Act Claims

In Counts I and II, plaintiffs assert that AEGON USA and AEGON Financial are liable as "control persons" under Section 15 of the 1933 Act, 15 U.S.C. § 77o. Section 15 liability is predicated on the existence of an underlying violation of Sections 11 or 12. Because plaintiffs fail to state a claim under those sections, they also fail to state a claim under Section 15. See Ehlert, 245 F.3d at 1320; Cooperman, 171 F.3d at 52; Steinberg, 88 F. Supp. 2d at 311.

In addition, plaintiffs have failed to allege a factual basis for their "controlling person" claims. To state a claim for controlling person liability against a defendant, plaintiffs must allege the defendant had (1) the power to control the general affairs of the entity primarily liable for the Section 11 or 12 violation at the time of the violation and (2) the power to control or influence the specific policy that resulted in primary liability under Section 11 or 12. See Brown v. Enstar Group, Inc., 84 F.3d 393, 396 (11th Cir. 1996).[43]

Plaintiffs have pleaded no specific facts which would tend to show that the named defendants had the power to control the affairs of the other entities in general, much less to control the specific conduct which resulted in the alleged securities violations at issue. See Theoharous v. Fong, 256 F.3d 1219, 1227-28 (11th Cir. 2001). Plaintiffs merely state in conclusory fashion that AEGON USA (in Count I) and AEGON USA and AEGON Financial (in Count II) had ownership interests in and power over other defendants. Cons. Cpt. ¶¶ 145, 160-61. As the Eleventh Circuit has held, however, allegations that one company had an ownership interest in another are not sufficient to state a claim under Section 15. See Theoharous, 256 F.3d at 1228. See also Suez Equity Investors, L.P. v. Toronto-Dominion Bank, 250 F.3d 87, 102 (2d Cir. 2001). Plaintiffs' Section 15 claims should therefore be dismissed.[44]

---

43 Brown involved controlling person liability under § 20(a) of the 1934 Securities Exchange Act. However, courts have applied the same analysis to controlling person claims under § 15 of the 1933 Act. See, e.g., Pharo v. Smith, 621 F.2d 656, 673, modified on other grounds, 625 F.2d 1226 (5th Cir. 1980).

44 Additionally, AEGON USA should be dismissed for lack of personal jurisdiction. Although the 1933 Act provides for nationwide service of process, see 15 U.S.C. § 77v, interpreted by courts to create a relaxed "national contacts" test for *in personam* jurisdiction, see, e.g., SEC v. Carillo, 115 F.3d 1540,

B. Count III Must Be Dismissed for the Same Reasons As Counts I and II, and Because the Statute on Which It Is Based Does Not Provide a Private Right of Action

Count III of the consolidated complaint asserts a claim against Western Reserve, AFSG Securities and WRL Series Fund under the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a-33(b), and a "controlling person" claim against AEGON USA. Section 80a-33(b) provides, in relevant part:

> Untrue statements or omissions
>
> It shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this subchapter or the keeping of which is required pursuant to section 80a-30(a) of this title. It shall

---

1544 (11th Cir. 1997), AEGON USA has never performed any function relevant to the development, issuance, underwriting or sale of securities. See Declaration of James Beardsworth, at ¶¶ 4, 5, 6 (Exh. 14). Accordingly, AEGON USA, Inc. cannot be subject to jurisdiction under the relaxed standards of the securities laws, and, if there is *in personam* jurisdiction over the company, it can only be as a result of traditional forum contacts principles. Under such analysis, this Court lacks both specific and general jurisdiction over AEGON USA. Since AEGON USA has never performed functions relating to securities, it cannot be subject to this Court's specific jurisdiction for purposes of this lawsuit, which is based on alleged securities law violations. See, e.g., Railcar, Ltd. v. Southern Illinois Railcar Co., 42 F. Supp. 2d 1369, 1371 (N.D. Ga. 1999). Moreover, AEGON USA completely lacks the sort of "continuous and systematic" contacts with the state of Georgia that would subject it to the general jurisdiction of this Court. Exh. 14, ¶¶ 7, 8, 9, 10, 12, 13, 15. Railcar Ltd., 42 F. Supp. 2d at 1377 (citations omitted). Because AEGON USA is not subject to the jurisdiction of this Court, it must be dismissed with prejudice from this lawsuit.

> be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

This Count should be dismissed because there is no private right of action under Section 80a-33. The ICA does not expressly authorize private claims, and courts have held that a private right of action should not be implied under this section. See White v. Heartland High-Yield Municipal Bond Fund, No. 00-C-1388, 2002 WL 31769162, *4-5 (E.D. Wis. Dec. 10, 2002) (Exh. 12); Dorchester Investors v. Peak International Ltd., 134 F. Supp. 2d 569, 581 (S.D.N.Y. 2001). See also Olmstead v. Pruco Life Insurance Co., 283 F.3d 429, 432 (2d Cir. 2002) (rejecting private causes of action under other ICA sections).

While the United States Supreme Court has not explicitly decided whether private rights of action are available under any provisions of the ICA, the Supreme Court has adopted a strong presumption against implying such rights under federal securities laws that do not specifically provide them. See Central Bank, 511 U.S. at 184-88 (overruling lower court decisions which had, for many years, been implying private rights of action for aiding and abetting violations under Section 10(b) of the 1934 Act). See also Correctional Services Corp. v. Malesko, 534 U.S. 61, 122 S. Ct. 515, 519 n.3 (2001)

(Supreme Court has "retreated from our previous willingness to imply a cause of action where Congress has not provided one.").

After the Central Bank decision, the Second Circuit held that Sections 26(f) and 27(i) of the ICA did not give rise to an implied private right of action. Olmstead, 283 F.3d at 431. The court reasoned that Congress' failure to include express language creating a right of action raised a presumption that it did not intend to create one. Id. at 432. That presumption was strengthened by three factors. First, the sections at issue focused on prohibited actions (stating "[i]t shall be unlawful . . ."), and did not mention investors or create any rights for them. Second, Section 42 of the ICA explicitly provided that all ICA provisions would be enforced by the SEC. This suggested that Congress intended to preclude other enforcement methods. Third, in a different ICA section (§ 36(b), dealing with fiduciary breaches by investment advisors), Congress specifically authorized a private cause of action, suggesting it intentionally omitted a private right to enforce other sections. Id. at 432-33.

The factors which were the basis for the Olmstead holding apply equally to Section 80a-33. Accordingly, plaintiffs' claims under that section should be dismissed. See White, 2002 WL 31769162, *4-5; Dorchester, 134 F. Supp. 2d at 569.

In the alternative, Count III should be dismissed for the same reasons as Counts I and II. Plaintiffs have not identified the registration statements on which they base this claim and have not asserted an adequate factual basis for holding any defendant liable under this section. Moreover, the section refers to untrue statements and omissions of material fact, and plaintiffs have not asserted any misrepresentations or omissions of material fact.

C. Count IV, for Declaratory and Injunctive Relief, Should Be Dismissed for Failure to State a Claim

In Count IV, plaintiffs seek "Declaratory and Injunctive Relief, Against All Defendants." Plaintiffs ask this Court to declare that defendants "must cease charging surrender fees," Cons. Cpt. ¶ 178, and to enter judgments "enjoining defendants from charging or collecting surrender fees with respect to any qualified annuity contract," id., and from the solicitation or sale of qualified annuities, and the assessment or collection of fees on such annuities." Id. ¶ 179. Plaintiffs are entitled to no such relief, because they have not stated claims under their substantive causes of action.

The Declaratory Judgment Act, 28 U.S.C. § 2201, confers

power on the federal courts to enter declaratory judgments.[45] By its terms, the Declaratory Judgment Act has no effect on the court's constitutional inability to resolve controversies that are not justiciable or claims that have not been adequately pled. In other words, the Act "does not provide an independent cause of action." In re Joint Eastern and Southern District Asbestos Litigation, 14 F.3d 726, 731 (2d Cir. 1993). **"Therefore, a court may only enter a declaratory judgment in favor of a party who has a substantive claim of right to such relief."** Id. (emphasis added.)

The same constraint limits the grant of injunctive relief. "A party is entitled to injunctive relief only if s/he establishes that there has been some violation of her/his rights or a violation of a statute, and s/he has no adequate remedy at law." Azcuy v. Amoco Oil Co., Civ. A. No. C85-1884A., 1985 WL 5849, *7 (N.D. Ga. Jan. 15, 1986) (Exh. 13) (citing Lewis v. S.S. Baune, 534 F.2d 1115, 1124 (5th Cir. 1976)). See also Spottsville v. Barnes, 135 F. Supp. 2d 1316, 1318 (N.D. Ga. 2001) (to obtain permanent injunctive relief, plaintiff must

[45] The Declaratory Judgment Act provides, in pertinent part, "In a case of actual controversy within its jurisdiction, . . . any court of the United States . . . may declare the rights and other legal relations of any interested party seeking such declaration, whether or not further relief is or could be sought." 28 U.S.C. § 2201(a).

show actual success on the merits of his substantive claims, as well as irreparable injury), aff'd mem., 2002 WL 369911 (11th Cir. Feb 20, 2002).

This means that plaintiffs may seek declaratory and/or injunctive relief only if they have stated claims for their substantive causes of action; in other words, if they have stated claims for violations of the securities laws. Since they have not done so, their claims for injunctive and declaratory relief must be dismissed as well.

D. Count V, for Reformation, Seeks Relief Not Cognizable Under the Federal Securities Laws

In Count V, plaintiffs assert a claim for reformation, "to provide an appropriate investment product agreed to by the parties." Cons. Cpt. ¶ 186. This is a request for a remedy which is not available under the applicable securities laws. As set forth in section IV(A)(5) above, both Sections 11 and 12 provide limited, exclusive remedies. These statutes do not authorize reformation or any type of "benefit of the bargain" relief. See, e.g., McMahan, 65 F.3d at 1048 (Section 11(e) does not authorize "benefit of the bargain" damages and alleged "promised value is irrelevant"); Fershtman v. Schectman, 450 F.2d 1357, 1361 (2d Cir. 1971) (amount of damages recoverable under Section 12(a)(2) is "the excess of what [the plaintiff] paid over the value of what he got, not . . . the difference between what he got and what it was represented he would be getting"; plaintiffs seeking reformation of agreement may have a state law claim, but not a federal securities law claim).

To the extent plaintiffs are seeking to assert a state law reformation claim, their claim is barred by the Securities Litigation Uniform Standards Act of 1998 (SLUSA). SLUSA provides, in relevant part:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging—
> (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
> (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

15 U.S.C. § 77p(b).

SLUSA is part of a group of statutes intended to ensure "national, uniform standards for the securities market and nationally marketed securities." Lander v. Hartford Life & Annuity Insurance Co., 251 F.3d 101, 111 (2d Cir. 2001). To maintain this uniformity, SLUSA mandates that all securities class actions within its purview "be based exclusively on federal law." Id. at 104; Behlen v. Merrill Lynch, 311 F.3d

1087, 1092 (11th Cir. 2002). SLUSA preempts a claim where "(1) the suit is a 'covered class action,' (2) the plaintiffs' claims are based on state law, (3) one or more 'covered securities' has been purchased or sold, and (4) the defendant misrepresented or omitted a material fact 'in connection with the purchase or sale of such security.'" Id. (quoting Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1342 (11th Cir.), cert. denied, 123 S. Ct. 395 (2002)).

Each of these elements is met here. Because plaintiffs are suing on behalf of a purported class composed of "at least thousands of people," and they allege that common questions of law and fact predominate over individual issues (Cons. Cpt. ¶ 66(a)-(b)), the case is a "covered class action." See Behlen, 311 F.3d at 1092-93 (SLUSA applies to prospective class actions). Plaintiffs allege they purchased variable annuities, which are "covered securities" under SLUSA. Dudek v. Prudential Securities, Inc., 295 F.3d 875, 878 (8th Cir. 2002); Lander, 251 F.3d at 104. The complaint, including Count V, is grounded on plaintiffs' allegations that defendants made misrepresentations and omissions in connection with the sale of variable annuities. See, e.g., Cons. Cpt. ¶¶ 3, 17, 183-85 (alleging omissions and misrepresentations in support of Count V).

The three federal courts of appeals that have considered the issue have held that SLUSA preempts state law claims in class actions based on allegations that insurance companies improperly marketed tax-deferred annuities to accounts that were already tax-deferred. Dudek, 295 F.3d at 878 (dismissing state law claims, including reformation claim); Patenaude v. Equitable Life Assurance Society, 290 F.3d 1020, 1024 (9th Cir. 2002); Lander, 251 F.3d at 104. The Eleventh Circuit used a similar analysis in holding that SLUSA preempts state law claims charging that brokers wrongly sold Class B shares to investors in order to increase their own fees and commissions, even though the plaintiffs in that case amended their complaint to delete specific fraud claims. Behlen, 311 F.3d at 1094. Under this authority, any state law claim plaintiffs are attempting to bring is preempted by SLUSA and should be dismissed.

V. CONCLUSION

For the foregoing reasons, defendants respectfully request that the consolidated complaint be dismissed. This case has now been pending for well over a year. Plaintiffs have already amended their complaint, and have had ample opportunity to plead their claims. Defendants therefore request that the Court dismiss the complaint with prejudice. See, e.g., Oxford, 297

F.3d at 1188; Klein, 186 F.3d at 346. "As plaintiffs have already had one opportunity to amend their complaint, and because all of the claims contained in that amended complaint are 'belied by the plain language of the prospectus, it would be an exercise in futility as well as a waste of judicial resources to allow further amendment.'" Steinberg, 88 F. Supp. 2d at 311.

Dated: January 28, 2003

Respectfully submitted,

Michael J. Bowers /pwh/

Michael J. Bowers
Georgia Bar No. 071650
Christopher S. Anulewicz
Georgia Bar No. 020914
MEADOWS, ICHTER & BOWERS, P.C.
14 Piedmont Center, Suite 1100
3535 Piedmont Road
Atlanta, GA 30305
Phone (404) 261-6020
Fax (404) 261-3656

James J. Rohn
Patricia M. Hamill
Deborah J. Krabbendam
CONRAD O'BRIEN GELLMAN & ROHN, P.C.
1515 Market Street
Sixteenth Floor
Philadelphia, PA 19102
Phone (215) 864-9600
Fax (215) 864-9620

Counsel for Defendants AEGON USA, Inc., AEGON Financial Services Group, Inc., AFSG Securities Corp., PFL Life Insurance Co., AUSA Life Insurance Co., Inc., Western Reserve Life Assurance Co. of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Co.

and Transamerica Life Insurance
and Annuity Co.

CERTIFICATE OF COMPLIANCE

Pursuant to Local Rule 7.1(D), I certify that this brief has been typewritten in 12 point Courier New font and does not contain more than 10 characters per inch of type in accordance with Local Rule 5.1(B).

Dated: January, 2003

Michael J. Bowers /pnl/

Michael J. Bowers
Georgia Bar No. 071650
MEADOWS, ICHTER & BOWERS, P.C.
14 Piedmont Center, Suite 1100
3535 Piedmont Road
Atlanta, Georgia 30305
Phone (404) 261-6020
Fax (404) 261-3656

CERTIFICATE OF SERVICE

I certify that on this date I caused the foregoing:

(1) MEMORANDUM OF LAW OF DEFENDANTS AEGON USA, INC., AEGON FINANCIAL SERVICES GROUP, INC., AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC., BANKERS UNITED LIFE ASSURANCE COMPANY AND TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY IN SUPPORT OF MOTION TO DISMISS THE CONSOLIDATED COMPLAINT, with exhibits;

(2) MOTION TO DISMISS THE CONSOLIDATED COMPLAINT, SUBMITTED BY DEFENDANTS AEGON USA, INC., AEGON FINANCIAL SERVICES GROUP, INC. AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC. BANKERS UNITED LIFE ASSURANCE COMPANY, TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY; and

(3) Proposed ORDER,

to be served by Federal Express on the parties listed below:

Craig G. Harley, Esq.
Jeffrey H. Konis, Esq.
CHITWOOD & HARLEY
2900 Promenade II
1230 Peachtree Street, N.E.
Atlanta, GA 30309

Daniel W. Krasner, Esq.
Robert B. Weintraub, Esq.
WOLF HALDENSTEIN ADLER
FREEMAN & HERZ, LLP
270 Madison Avenue
New York, NY 10016

John J. Soroko, Esq.
Wayne A. Mack, Esq.
DUANE MORRIS, LLP
One Liberty Place
Philadelphia, PA 19103

Charles W. Whitney, Esq.
James P. Hermance, Esq.
DUANE MORRIS, LLP
1180 Peachtree Street, N.W.
Atlanta, GA 30309-3448

Dated: January 28, 2003

Patricia M. Hamill
Patricia M. Hamill, Esq.
CONRAD O'BRIEN GELLMAN & ROHN, P.C.

EXHIBIT APPENDIX

APPENDIX TO MOTION TO DISMISS OF DEFENDANTS AEGON USA, INC., AEGON FINANCIAL SERVICES GROUP, INC., AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC., BANKERS UNITED LIFE ASSURANCE COMPANY, AND TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND MEMORANDUM OF LAW IN SUPPORT THEREOF

APPENDIX

Content of Exhibits

1. SEC Form N-4, Instructions and Guidelines

2. Prospectus for WRL Freedom Wealth Creator, May 1, 2000

3. Flexible Payment Variable Accumulation Deferred Annuity for Plaintiff Carolyn Hughes Gerin, December 30, 1996

4. IRS Publication 590, Excerpt (pp. 1-11)

5. IRS Rev. Rul. 68-116

6. Castillo v. Nationwide Financial Services, Inc., No. 98CVH10-8393 (C.P. Franklin Cty., Ohio Nov. 5, 2002)

7. May 1, 2000 Registration Statement and Prospectus, downloaded from the Security and Exchange Commission's web site

8. Taam Associates Inc. v. Housecall Medical Resources, Inc., No.1: 96CV2214 A JEC, 1998 WL 1745361 (N.D. Ga. Mar. 30, 1998)

9. NASD Notice to Members 99-35

10. Castillo v. Dean Witter Discover & Co., No. 97 Civ. 1272 (RPP), 1998 WL 342050 (S.D.N.Y. June 25, 1998)

11. Goldkrantz v. Griffin, No. 97 Civ. 9075 (DLC), 1999 WL 191540 (S.D.N.Y. Apr. 6, 1999)

12. White v. Heartland High-Yield Municipal Bond Fund, No. 00-C-1388, 2002 WL 31769162 (E.D. Wis. Dec. 10, 2002)

13. Azcuy v. Amoco Oil Co., Civ. A. No. C85-1884A., 1985 WL 5849, *7 (N.D. Ga. 1985)

14. Declaration of James Beardsworth

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0318
Expires:	April 30, 2000
Estimated average burden hours per response. . .140.84	

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ______ ☐

Post-Effective Amendment No. ______ ☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. ____ ☐

(Check appropriate box or boxes.)

____

(Exact Name of Registrant)

____

(Name of Depositor)

____

(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code ______________________

____

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering ______________________

It is proposed that this filing will become effective (check appropriate box)

☐ immediately upon filing pursuant to paragraph (b)
☐ on (date) pursuant to paragraph (b)
☐ 60 days after filing pursuant to paragraph (a)(1)
☐ on (date) pursuant to paragraph (a)(1).

If appropriate, check the following box:

☐ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered ______________________

Omit from the facing sheet reference to the other Act if the Registration Statement or amendment is filed under only one of the Acts. Include the "Approximate Date of the Proposed Public Offering" and "Title of Securities Being Registered" only where securities are being registered under the Securities Act of 1933.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form N-4

Form N-4 shall be used by all separate accounts offering variable annuity contracts which are registered under the Investment Company Act of 1940 ("1940 Act") as unit investment trusts for: (1) an initial registration statement required by Section 8(b) of the 1940 Act (15 U.S.C. 80a-8(b)] and any amendments thereto; (2) a registration statement required under the Securities Act of 1933 ("1933 Act") and any amendments thereto; or (3) any combination of these 1940 Act and 1933 Act filings.

Form N-4 shall also be used to file a registration statement under the 1933 Act and any amendments thereto for variable annuity contracts funded by separate accounts which would be required to be registered under the 1940 Act as unit investment trusts except for the exclusion provided by Section 3(c)(11) of the 1940 Act [15 U.S.C. 80a-3(c)(11)].

B. Registration Fees

Registration fees should not be paid when filing this form. See section 24(f) of the Investment Company Act and rule 24f-2 thereunder.

C. Number of Copies

Filings of registration statements on Form N-4 shall contain the number of copies specified in Securities Act Rule 402 [17 CFR 230.402], except that seven additional copies of the registration statement shall be furnished to the Commission, instead of the ten additional copies required by Rule 402(b).

Filings of amendments on Form N-4 shall contain the number of copies specified in Securities Act Rule 472 [17 CFR 230.472], except that there shall be filed with the Commission three additional copies of such amendment, two of which shall be marked to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes made in the registration statement by the amendment, instead of the eight additional copies with at least five marked as required by Rule 472(a) [17 CFR 230.472(a)].

D. Special Terms

The following terms, when used in Form N-4, shall mean:

Registrant. The term "Registrant" means the separate account (as defined in Section 2(a)(37) of the 1940 Act (15 U.S.C. 80a-2(a)(37)]) which offers the variable annuity contracts.

Depositor. The term "depositor" means the person primarily responsible for the organization of the Registrant and the person who has continuing functions or responsibilities with respect to the administration of the affairs of the Registrant other than the trustee or custodian. The term includes the sponsoring insurance company that establishes and maintains the separate account. If there is more than one such person the information called for in this Form about the depositor shall be provided for each such person.

Variable Annuity Contract. The term "variable annuity contract" means any accumulation contract or annuity contract, any portion thereof, or any unit of interest or participation therein pursuant to which the value of the contract, either during an accumulation period or after annuitization, or both, varies according to the investment experience of the separate account in which the contract participates. Unless the context otherwise requires, the term refers to the variable annuity contracts being offered pursuant to the Registration Statement prepared on this Form.

Contractowner Account. The term "contractowner account" means any account of a contractowner, participant, annuitant, or beneficiary to which (net) purchase payments under a variable annuity contract are added and from which administrative or transaction charges may be subtracted.

Portfolio Company. The term "portfolio company" means any company in which the Registrant invests.

E. Applications of General Rules and Regulations

If the registration statement is being filed under both the 1933 and 1940 Acts or under only the 1933 Act, the General Rules and Regulations under the 1933 Act, particularly Regulation C [17 CFR 230.400-497], shall apply, and compliance with them will be deemed to meet the rules for 1940 Act Registration Statements. However, if the registration statement is being filed only under the 1940 Act, the General Rules and Regulations under that Act, particularly Regulation 8(b) [17 CFR 270.8b-1 to 8b-32], shall apply, except as noted in General Instruction F below.

F. Amendments

1. Where Form N-4 has been used to file a registration statement under both the 1933 and 1940 Acts, any amendment of that registration statement shall be deemed to be filed under both Acts unless otherwise indicated on the facing sheet.

2. The revision of an omitting prospectus advertisement for the purpose of updating performance data does not require the filing of an amendment to the prospectus if the performance data is calculated in the manner described in the prospectus and the Statement of Additional Information.

G. Incorporation by Reference

A Registrant may, at its discretion, incorporate all or part of the Statement of Additional Information into the prospectus, without physically delivering the Statement of Additional Information to investors with the prospectus. But the Statement of Additional Information must be available to the investor upon request at no charge and any information or documents incorporated by reference into the Statement of Additional Information must be provided along with the Statement of Additional Information.

Rule 411 under the 1933 Act [17 CFR 230.411], and rules 0-4, 8b-23, 8b-24, and 8b-32 under the 1940 Act [17 CFR 270.0-4, 270.8b-23, 270.8b-24, and 270.8b-32] contain guidance on incorporating information or documents by reference into a registration statement filed on Form N-4. In general, a Registrant may incorporate by reference, in the answer to any item of Form N-4 not required to be in the prospectus, any information elsewhere in the registration statement or in other statements, applications, or reports filed with the Commission.

The rules on incorporation by reference under both the 1933 Act and the 1940 Act are subject to the limitations of Rule 24 of the Commission's Rules of Practice [17 CFR 201.24]. Since Rule 24 may be amended from time to time, Registrants are advised to review the rule prior to incorporating by reference any document as an exhibit to a registration statement.

H. Documents Comprising the Registration Statement or Amendment

1. A registration statement or an amendment to it filed under both the 1933 and 1940 Acts, except for an amendment described in paragraph 5 below, shall consist of the facing sheet of the Form, the cross-reference sheet required by Rule 495(a) under the 1933 Act [17 CFR 230.495(a)], Part A, Part B, Part C, required signatures, all other documents filed as a part of the registration statement, and documents or information permitted to be incorporated by reference, whether or not required to be filed.

2. A registration statement or an amendment to it which is filed under only the 1933 Act shall contain all the information and documents specified in paragraph 1 of this Instruction H.

3. A registration statement or an amendment to it which is filed under only the 1940 Act shall consist of the facing sheet of the Form, a cross-reference sheet, responses to all items of Part A and B except Items 1, 2, 8, and 9, responses to all items of Part C except Items 21(b)(3), (9), (10), and (11), required signatures, and all other documents filed as part of the registration statement.

4. An amendment permitted by paragraph (d)(2) of Rule 485 under the 1933 Act [17 CFR 230.485], which is filed under paragraph (b) of that rule to change the disclosure in an amendment filed under paragraph (a), shall consist of the facing sheet of the Form, a cross-reference sheet, responses to any items of Part A, Part B, or Part C that are amended or supplemented by the amendment, required signatures, and all other documents filed as part of the registration statement.

I. SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. The principal purpose of this collection of information is to enable issuers to register Variable Annuity Contracts with the Commission. The Commission estimates that the burden for completing the Form will be approximately 140.84 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. The responses to the collection of information will not be kept confidential.

J. Preparation of the Registration Statement or Amendment

The instructions for Form N-4 are in three parts. Part A relates to the prospectus required by Section 10(a) of the 1933 Act; Part B relates to the Statement of Additional Information that must be provided upon request to recipients of the prospectus; Part C relates to other information that is required to be in the registration statement.

Part A: The Prospectus

The purpose of the prospectus is to provide essential information about the Registrant in a way that will help investors decide whether to purchase the securities being offered. The prospectus should be clear, concise, and understandable. Avoid the use of technical or legal terms, complex language, or excessive detail.

Responses to the items of Part A should be as simple and direct as possible and include only information needed to understand the fundamental characteristics of the Registrant. Descriptions of practices that are required by law generally should not include detailed discussions of the law itself.

Part B: Statements of Additional Information

The items in Part B call for additional information about Registrant which is not required in the prospectus, but which may be of interest to some investors. In addition, Part B gives Registrants an opportunity to provide information about matters that they believe may interest investors.

Registrants should not repeat in Part B information that is in the prospectus, except where necessary to make Part B understandable.

K. Electronic Filers.

Attention is directed to Item 24(b)(14) of Part C (Financial Data Schedule) for certain items of financial information that are required.

General Instructions for Parts A and B

1. The information in the prospectus and Statement of Additional Information should be organized to make it easy to understand the organization and operation of the Registrant and the variable annuity contracts. The information need not be in any particular order, with the exception that Items 1, 2, 3, and 4(a) must be in numerical order in the prospectus and may not be preceded or separated by any other item.

Item 4,"Condensed Financial Information" (except paragraph (b)), should not be preceded by any other chart or table (except for the table of contents required by Rule 481 under the 1933 Act 17 CFR 230.481]).

All of the information required by Item 6, "Deductions and Expenses," should be in one place in the prospectus.

2. The prospectus or the Statement of Additional Information may contain more information than called for by this Form, provided that the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information. Specifically, Registrants are free to include in the prospectus financial statements required to be in the Statement of Additional Information, and may include in the Statement of Additional Information financial statements that may be placed in Part C.

3. The statutory provisions relating to the dating of the prospectus apply equally to the dating of the Statement of Additional Information for purposes of Rule 423 under the 1933 Act [17 CFR 230.423]. Furthermore, the Statement of Additional Information should be made available at the same time that the prospectus becomes available for purposes of Rules 430 and 460 under the 1933 Act (17 CFR 230.430, 230.460].

4. Instructions for charts, graphs, tables, and sales literature:

(a) A Registration Statement on this Form may include any chart, graph, or table that is not misleading: however, with the exception of the fee table and the table of contents (required by Rule 481(c) [17 CFR 230.481(c)] under the 1933 Act), no chart, graph, or table should precede the condensed financial information specified in Item 4(a).

(b) If "sales literature" is included in the prospectus, (1) the literature should not significantly lengthen the prospectus, and it should not obscure essential disclosure and (2) members of the National Association of Securities Dealers, Inc. (NASD) are not relieved of the filing and other requirements of the NASD for investment company sales literature (See Securities Act Release No. 5359, January 26, 1973 [38 FR 7220 (March 19, 1973)]).

PART A
INFORMATION REQUIRED IN PROSPECTUS

Item 1. Cover Page

(a) The outside cover page must contain the following information:

(i) the Registrant's name;

(ii) the depositor's name;

(iii) the types of variable annuity contracts offered by the prospectus (e.g., group, individual, single premium immediate, flexible premium deferred);

(iv) any limitations on the class or classes of purchasers to whom the contract is being offered, in general terms;

(v) a statement or statements that: (A) the prospectus sets forth the information about the Registrant that a prospective investor ought to know before investing; (B) the prospectus should be kept for future reference; (C) additional information about the Registrant has been filed with the Commission and is available upon written or oral request without charge (This statement should explain how to obtain the Statement of Additional Information, whether any of it has been incorporated by reference into the prospectus, and where the table of contents of the Statement of Additional Information appears in the prospectus. If the Registrant intends to disseminate its prospectus electronically and is an electronic filer, also include the information that the Commission maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information regarding registrants that file electronically with the Commission.);

(vi) the date of the prospectus, and the date of the Statement of Additional Information;

(vii) the statement required by Rule 481(b)(1) under the 1933 Act [17 CFR 230.481(b)(1)];

(viii) the names of the portfolio companies;

(ix) such other information as is required by rules of the Commission or of any other governmental authority having jurisdiction over the Registrant for the issuance of its securities.

(b) The cover page may include other information, if it does not, by its nature, quantity, or manner of presentation, impede understanding of required information.

Item 2. Definitions

Define the special terms used in the prospectus (e.g., accumulation unit, contractowner, participant, sub-account, etc.) in a glossary. In lieu of a glossary, Registrants may use an index of special terms that refers to the page on which each special term is defined.

Instruction:
Only special terms used throughout the prospectus must be defined or listed. If a special term, e.g., "net investment factor," is used in only one section of the prospectus, it may be defined there. However, all special terms used in the prospectus must be defined.

Item 3. Synopsis

(a) Include a table furnishing the following information, using the captions provided, in the format illustrated below:

Contractowner Transaction Expenses	
Sales Load Imposed on Purchases (as a percentage of purchase payments)	............%
Deferred Sales Load (as a percentage of purchase payments or amount surrendered, as applicable)	............%
Surrender Fees (as a percentage of amount surrendered, if applicable)	............%
Exchange Fee	............%
[Annual] Contract Fee	
Separate Account Annual Expenses	
(as a percentage of average account value)	
Mortality and Expense Risk Fees	............%
Account Fees and Expenses	............%
Total Separate Account Annual Expenses	............%
[Portfolio Company] Annual Expenses	
(as a percentage of [portfolio company] average net assets)	
Management Fees	............%
Other Expenses	............%
....	............%
....	............%
....	............%

Total [Portfolio Company] Annual Expenses ....%

Example

If you surrender your contract at the end of the applicable time period:	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:	$____	$____	$____	$____
If you annuitize at the end of the applicable time period:				
You would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:	$____	$____	$____	$____
If you do *not* surrender your contract:				
You would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:	$____	$____	$____	$____

General Instructions

Instructions:

1. Immediately after the table, provide a brief narrative explaining that the purpose of the table is to assist the contractowner in understanding the various costs and expenses that a contractowner will bear directly or indirectly, and that the table reflects expenses of the separate account as well as the portfolio company. Include, where appropriate, cross-references to the relevant sections of the prospectus and a cross-reference to the portfolio company prospectus for more complete descriptions of the various costs and expenses. Disclose that premium taxes may be applicable.

2. Assume that the annuity contract is owned during the accumulation period for purposes of the table (including the Example). If an annuitant would pay different fees or be subject to different expenses, disclose this in the brief narrative and provide a cross-reference to those portions of the prospectus describing these fees.

3. If a particular caption is not applicable to the Registrant, the caption may be omitted from the table.

4. Round all dollar figures to the nearest dollar and all percentages to the nearest hundredth of one percent.

5. If the Registrant has sub-accounts, list separately the data for each sub-account.

6. Provide a separate fee table (or separate column within the table) for each contract form offered by the prospectus that has different fees. If a Registrant uses one prospectus to offer a contract in both the group and individual variable annuity contract markets, the Registrant may a) add narrative disclosure following the fee table identifying markets where certain fees are either inapplicable or waived or lower fees charged to contractowners in group markets, or b) provide a separate fee table for group and individual contracts.

[Annual] Contract Fee

7. "[Annual] Contract Fee" includes any contract, account, or similar fee imposed on all contractowner accounts on any recurring basis.

Contractowner Transaction Expenses

8. "Sales Load Imposed on Purchase Payments" includes the maximum sales load imposed upon purchase payments and may include a tabular presentation, within the larger table, of the range of such sales loads.

9. "Deferred Sales Load" includes the maximum contingent deferred sales load, expressed as a percentage of the original purchase price or amount surrendered, and may include a tabular presentation, within the larger table, of the range of contingent deferred sales loads over time.

10. "Surrender Fee" includes any fee charged for any surrender or partial surrender, but does not include any sales load charged upon surrender or partial surrender.

11. "Exchange Fee" includes the maximum fee charged for any exchange or transfer of account value from the Registrant to another investment company or from one sub-account of the Registrant to another sub-account or the insurance company's general account. The Registrant may include a tabular presentation of the range of exchange fees unless such a presentation would be so lengthy as to encumber the larger table, in which case the Registrant should only provide a cross-reference to the narrative portion of the prospectus discussing the exchange fee.

12. If the Registrant (or any other party pursuant to an agreement with the Registrant) charges any other transaction fee, add another caption describing it and list the (maximum) amount or basis on which the fee is deducted.

Separate Account Annual Expenses

13. "Mortality and Expense Risk Fees" may be listed separately on two lines in the table.

14. "Account Fees and Expenses" include all fees and expenses (except sales loads and mortality and expense risk fees) that are deducted from separate account assets or charged to all contractowner accounts. The Registrant may subdivide the caption into no more than three subcategories of the Registrant's choosing, but must also include a total of all "Other Account Fees."

Portfolio Company Annual Expenses

15. The Registrant may substitute the term used in the prospectus to refer to the portfolio companies for the bracketed portion of the caption provided.

16. "Management Fees" include investment advisory fees (including any component thereof based on the performance of the portfolio company), any other management fees payable by the portfolio company to the investment advisor or its affiliates, and administrative fees payable to the investment adviser or its affiliates not included as "Other Expenses."

17. "Other Expenses" include all expenses (except management fees) that are deducted from portfolio company assets. The amounts of expenses are the amounts shown as expenses in the portfolio company's statement of operations (including increases resulting from companies complying with paragraph 2(g) of Rule 6-07 [CFR 210.6-07] of Regulation S-X).

(a) "Other Expenses" do not include extraordinary expenses as determined by use of generally accepted accounting principles (see Accounting Principles Board Opinion No. 30). If extraordinary expenses were incurred that materially affected the portfolio company's "Other Expenses," the Registrant should disclose in the narrative following the table what the "Other Expenses" would have been had extraordinary expenses been included.

(b) The Registrant may subdivide this caption into no more than three subcategories of the Registrant's choosing, but must also include a total of all "Other Expenses."

18. Except as provided in (a) of (b) below, the percentages expressing annual expenses should be based on amounts incurred during the most recent fiscal year. If the portfolio company has a fiscal year different from that of the Registrant, base the expenses on those incurred during either the period that corresponds to the fiscal year of the Registrant, or the most recently completed fiscal year of the portfolio company.

(a) A New Registrant (or a Registrant on behalf of a new portfolio company) should state the basis on which payments will be made, except that "Other Expenses" should be estimated and stated (after any expense reimbursement or waiver) as a percentage of net assets. Disclose in the narrative following the table that "Other Expenses" is based on estimated amounts for the current fiscal year. A New Registrant, for purpose of this instruction and Instructions 20(b), 21(e) and 21(f), is a Registrant (or sub-account of the Registrant) the prospectus of which either (i) does not include financial statements reporting operating results as a registered investment company, or (ii) includes financial statements for the initial fiscal year of the Registrant that report operating results as a registered investment company for a period of less than ten months.

(b) If the Registrant or the portfolio company has changed its fiscal year, and as a result the most recent fiscal year is less than three months, the Registrant should use the fiscal year prior to the most recent fiscal year as the basis for determining annual fund operating expenses.

19. If there have been any changes in the annual expenses that would materially affect the information disclosed in the table:

(a) Restate the expense information using the current fees that would have been applicable had they been in effect during the previous fiscal year; and

(b) In the narrative following the table, disclose that the expense information in the table has been restated to reflect current fees.

A change in annual expenses means either an increase or a decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year. It includes the elimination of any expense reimbursement or fee waiver arrangement, in which case the expenses that would have been incurred had there been no reimbursement or waiver should be listed, but does not include circumstances where separate account expenses decrease in relation to the size of the separate account or portfolio company so as to make any waiver or reimbursement arrangement inoperative. An expected decrease in expenses as a percentage of assets due to economies of scale or breakpoints in a fee arrangement for a portfolio company whose assets have increased is an example of a change that should not be treated as a change requiring restatement.

20. (a) If there were expense reimbursement or fee waiver arrangements that reduced any operating expenses and will continue to reduce them in the current fiscal year: (i) revise the appropriate caption by adding "After Expense Reimbursements" or some similar phrase: (ii) state the amount of actual expenses incurred (i.e., net of the amount reimbursed or waived); and (iii) disclose in the narrative following the table the amount the expenses would have been absent the reimbursement or waiver.

(b) If there are expensive reimbursement or waiver arrangements that are expected to reduce any operating expense or the estimate of "Other Expenses," a New Registrant should: (i) revise the appropriate caption by adding "After Expense Reimbursements" or some similar phrase; (ii) state the amount of actual expenses expected to be incurred or the actual estimate (i.e., net of the amount expected to be reimbursed or waived); and (iii) disclose in the narrative following the table what the expenses (or estimates) would have been absent the reimbursement or waiver.

Example
21. For purposes of the Example in the table:

(a) Assume that the percentage amounts listed under "Separate Account Annual Expenses" and "Portfolio Company Annual Expenses" remain the same in each year of the one, three, five, and ten-year periods, except that appropriate adjustment to reflect reduced annual expenses from completion of organization expense amortization may be made;

(b) Assume the maximum sales load that may be deducted from purchase payments is deducted;

(c) For the purpose of any breakpoint in any fee, assume that the amount of the Registrant's (and the portfolio company's) assets remains constant at the level at the end of the most recently completed fiscal year;

(d) Assume no exchanges or other transactions;

(e) Reflect any [annual] contract fee by dividing the total amount of [annual] contract fees collected during the year that are attributable to the contract offered by the prospectus by the total average net assets of all the sub-accounts in the separate account that are attributable to the contract offered by the prospectus. Add the resulting percentage to "Annual Expenses," and assume that it remains the same in each year of the one, three, five, and ten-year periods. New Registrants should estimate [annual] contract fees collected;

(f) A new Registrant should complete only the one and three year period portions of the Example;

(g) Reflect any contingent deferred sales load by assuming a complete surrender on the last day of the year;

(h) Provide the information required in the third section of the Example only if a sales load or other fee is charged upon a complete surrender;

(i) Prominently disclose that the Example should not be considered a representation of past or future expenses and that actual expenses may be greater or lesser than those shown; and

(j) Include in the Example the information provided by the caption "If you annuitize at the end of the applicable time period" only if the Registrant charges fees upon annuitization that are different from those charged upon surrender.

(b) The Registrant should include a synopsis of the information in the prospectus when the prospectus is long or complex, except that the fee table must be included in all prospectuses. Normally, a synopsis should not be provided where the prospectus is twelve printed pages or less.

(c) The synopsis should be a clear and concise description of the key features of the offering and the Registrant, with cross-references to relevant disclosures elsewhere in the prospectus.

(d) If the prospectus does not include a synopsis and the variable annuity contract contains any of the following characteristics, they must be highlighted:

(i) any portion of the sales load assessed upon redemption or annuitization;

Instruction:
If any portion of the sales load is assessed upon redemption or annuitization, the response to this Item need only state the maximum percentage load that may be assessed against any given amount redeemed or annuitized with a cross-reference to a more complete description of the sales load in the prospectus.

(ii) a penalty tax may be assessed pursuant to Section 72(q) of the Internal Revenue Code [26 U.S.C. 72(q)] upon withdrawal of amounts accumulated under any variable annuity contract; or

(iii) the variable annuity contract contains a revocation right (e.g., a "ten-day free look" provision).

Instruction:
The highlighted information may not be preceded by the response to any Item except 1 or 2. It may precede Item 2 or be on the cover page. The information does not have to appear under a separate caption.

Item 4. Condensed Financial Information

(a) Furnish the following information for each class of accumulation units of the Registrant.

ACCUMULATION UNIT VALUES
(for an accumulation unit outstanding throughout the period)

1. accumulation unit value at beginning of period;
2. accumulation unit value at end of period;
3. number of accumulation units outstanding at the end of period.

Instructions:

1. The above information must be provided for each class of accumulation units of the Registrant derived from contracts offered by means of this prospectus and each class derived from contracts no longer offered for sale, but for which registrant may continue to accept payments. Information need not be provided for any class of accumulation units of the Registrant derived from contracts that are currently offered for sale by means of a different prospectus. Also, information need not be provided for any class of accumulation units that is no longer offered for sale but for which Registrant may continue to accept payments, if the information is provided in a different, but current prospectus of the Registrant.

2. The information shall be presented in comparative columns for each of the last ten fiscal years of the Registrant (or for life of the Registrant and its immediate predecessors, if less) but only from the later of the effective date of Registrant's or the relevant portfolio company's first 1933 Act Registration Statement. In addition, the information shall be presented for the period between the end of the latest fiscal year and the date of the latest balance sheet or statement of assets and liabilities furnished.

3. Accumulation unit amounts shall be given at least to the nearest cent. If the computation of the offering price is extended to tenths of a cent or more, then the amounts on the table should be given in tenths of a cent.

4. Accumulation unit values should only be given for sub-accounts that fund obligations of the Registrant under variable annuity contracts offered by means of this prospectus.

(b) If the Registrant advertises any performance data, include a brief explanation of how performance is calculated, whether the data reflects sales load or other nonrecurring charges, and the effect on performance of excluding such charges. If the Registrant advertises its performance calculated in more than one manner, briefly explain the material differences between the calculations.

(c) If all the required financial statements of the Registrant and the depositor (see Item 23) are not in the prospectus, state, under a separate caption, where the financial statements may be found. Briefly explain how any financial statements not in the Statement of Additional Information may be obtained.

Item 5. General Description of Registrant, Depositor, and Portfolio Companies

Concisely discuss the organization and operation or proposed operation of the Registrant. Include the information specified below.

(a) Briefly describe each depositor, including:

(i) its name, address, and a description of the general nature of its business;

Instruction:
The description of the depositor's business should be short and need not list all of the businesses in which the depositor engages or identify the jurisdictions where it does business, if a general description (e.g., "life insurance" or "reinsurance") is provided:

(ii) the date and form of organization of the depositor and the name of the state or other jurisdiction under whose laws it is organized; and

(iii) if the depositor is controlled by another person, the name of that person and the general nature of its business. (If the depositor is subject to more than one level of control, simply give the name of the ultimate control person).

(b) Briefly describe the Registrant, including:

(i) the date and form of organization of the Registrant and the Registrant's classification pursuant to Section 4 of the 1940 Act [15 U.S.C. 80a-4] (i.e., a separate account and a unit investment trust);

(ii) a statement indicating

(A) that income, gains, and losses, whether or not realized, for assets allocated to the Registrant, are, in accordance with the applicable annuity contracts, credited to or charged against the Registrant without regard to other income, gains, or losses of the depositor; and

(B) that the assets of the Registrant may not be charged with liabilities arising out of any other business of the depositor; and

(C) whether the obligations under the variable annuity contracts are obligations of the depositor.

(iii) whether there are sub-accounts of the Registrant (i.e., for qualified and non-qualified contracts or for different portfolio companies).

Instruction:
Sub-accounts that fund obligations of the Registrant under contracts that are not offered by means of this prospectus need not be described.

(c) Briefly describe each portfolio company, including:

(i) its name;

(ii) its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objectives; and

(iii) its investment adviser.

(d) State conspicuously from whom a prospectus containing more complete information on each portfolio company may be obtained, and that an investor should read the prospectus carefully before investing.

(e) Concisely discuss the rights of contractowners, annuitants, participants, or beneficiaries to instruct the Registrant on the voting of portfolio company securities underlying their interest in the Registrant, including the manner in which votes will be allocated.

(f) Provide the information required by item 401(f)(1) of Regulation S-K [§ 229.401(f)(1)] as to each director, officer and employee of the depositor, or its affiliates, who participates directly in the management or administration of the separate account.

(g) Identify and state the principal business address of any person who provides significant administrative or business affairs management services (e.g., an "Administrator," "Sub-Administrator," "Servicing Agent"), and briefly describe the services provided.

Instruction:
Information need not be given in response to this Item about any services described in response to Item 6(a).

Item 6. Deductions

(a) Briefly describe all deductions from purchase payments, contractowner accounts, or assets of the Registrant (e.g., sales loads, administrative and transaction charges, risk charges, and premium taxes). Specify the amount of any such deduction as a percentage or dollar figure (e.g., .95% of the average daily net assets or $5 per exchange). Except for the deduction for premium taxes, identify the person who receives the amount deducted, briefly describe what is provided in consideration for the deduction, and explain the extent to which the deduction can be modified.

Instruction:
1. Identification of the range of current premium taxes is sufficient.

2. If proceeds from explicit sales loads will not cover the expected costs of distributing the contracts, identify from what source the shortfall, if any, will be paid. If any shortfall is to be made from assets from the depositor's general account, disclose, if applicable, that any amounts paid by the depositor may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account.

(b) State the sales load as a percentage of each purchase payment, if it is so calculated, and as a percentage of the net amount invested for each breakpoint. For contracts with a deferred sales load, state the sales load as a percentage of the amount withdrawn or surrendered. The percentages should be shown in a table.

(c) Unless set forth in response to paragraph (b), list any special purchase plans or methods established pursuant to a rule or an exemptive order that reflect scheduled variations in, or elimination of, the sales load (e.g., group discounts, waiver of sales load upon annuitization or attainment of a certain age, waiver of deferred sales load for a certain percentage of contract value ("free corridor"), investment of proceeds from another policy, exchange privileges, employee benefit plans, or the terms of a merger, acquisition or exchange offer made pursuant to a plan of reorganization); identify each class of individuals or transactions to which such plans apply; state each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested; and state from whom additional information may be obtained. Describe any other special purchase plans or methods established pursuant to a rule that reflect other variations in, or elimination of, the sales load or in any administrative charge or other deductions from purchase payments, and generally describe the basis for the variation or elimination in the sales load or other deduction (i.e., the size of the purchaser, a prior or existing relationship with the purchaser, the purchaser's assumption of certain administrative functions, or other characteristics that result in differences in costs or services).

(d) State the commissions paid to dealers as a percentage of purchase payments.

(e) State that there are deductions from and expenses paid out of the assets of the portfolio companies that are described in the prospectuses for those companies.

(f) Describe the type of operating expenses for which the Registrant is responsible. If organizational expenses of the Registrant are to be paid out of its assets, explain how the expenses will be amortized and the period over which the amortization will occur.

Item 7. General Description of Variable Annuity Contracts

(a) Identify the person or persons (e.g., the contractowner, participant, annuitant, or beneficiary) who have material rights under the variable annuity contracts, and the nature of those rights, (1) during the accumulation period, (2) during the annuity period, or (3) after the death of the annuitant or contractowner.

Instruction:
The Registrant need not repeat rights that are described elsewhere in the prospectus.

(b) Briefly describe any provisions and limitations for:

(i) allocation of purchase payments among sub-accounts of the Registrant;

(ii) transfer of contract values between sub-accounts of the Registrant; and

(iii) exchanges of variable annuity contracts, including interests or participations therein.

(c) Briefly describe the changes that can be made in the variable annuity contracts or the operations of the Registrant by the Registrant or the depositor, including:

(i) why a change may be made (e.g., changes in applicable law or interpretations of law);

(ii) who, if anyone, must approve any change (e.g., the contractowner or the Securities and Exchange Commission); and

(iii) who, if anyone, must be notified of any change.

Instruction:
Describe only those changes that would be material to a purchaser of the variable annuity contracts, such as a reservation of the right to deregister the separate account under the 1940 Act. Do not describe possible non-material changes, such as changing the time of day at which accumulation unit values are determined.

(d) Describe how contractowner inquiries should be made.

Item 8. Annuity Period

Briefly describe the annuity options available. The discussion should include:

(a) Material factors that determine the level of annuity benefits;

(b) The annuity commencement date (give the earliest and latest possible dates);

(c) Frequency and duration of annuity payments, and the effect of these on the level of payment;

(d) The effect of assumed investment return;

(e) Any minimum amount necessary for an annuity option and the consequences of an insufficient amount; and

(f) Rights, if any, to change annuity options or to effect a transfer of investment base after the annuity commencement date.

Instructions:

1. Describe the choices, if any, available to a prospective annuitant, and the effect of not specifying a choice. Where an annuitant is given a choice in assumed investment return, explain the effect of choosing a higher, as opposed to a lower, assumed investment return.

2. Detailed disclosure on the method of calculating annuity payments should be placed in the Statement of Additional Information, Item 22.

Item 9. Death Benefit

Briefly describe the death benefit available under a variable annuity contract during the accumulation and the annuity periods. Include:

(a) when the death benefit is calculated and payable and the effect of choosing a specific method of payment on calculation of the death benefit, and

(b) the forms the benefit may take, including the effect of not choosing a payment option and the period, if any, during which payments must begin under any annuity option.

Item 10. Purchases and Contract Value

(a) Briefly describe the procedures for purchasing a variable annuity contract. Include a concise explanation of:

(i) the minimum initial and subsequent purchase payments required and any limitations on the amount of purchase payments that will be accepted (if there are separate limits for each sub-account, state these limits);

(ii) a statement of when initial and subsequent purchase payments are credited;

(iii) the way in which purchase payments are credited, including: (A) an explanation that purchase payments are credited on the basis of accumulation unit value; (B) how accumulation unit value is determined; and (C) how the number of accumulation units credited to a contract is determined.

(b) Explain that investment performance of the portfolio company, expenses, and deduction of certain charges affect accumulation unit value.

(c) Describe when calculations of accumulation unit value are made and that purchase payments are credited to a contract on the basis of accumulation unit value next determined after receipt of a purchase payment.

(d) Identify each principal underwriter (other than the depositor) of the variable annuity contracts and state its principal business address. If the principal underwriter is affiliated with the Registrant, the depositor, or any affiliated person of the Registrant or the depositor, identify how they are affiliated (e.g., the principal underwriter is controlled by the depositor).

Item 11. Redemptions

(a) Briefly describe how a contractowner or annuitant (if the annuity option chosen by the annuitant is not based on a life contingency) can redeem a variable annuity contract, including how the proceeds are calculated and when they are payable.

(b) If the Registrant offers the variable annuity contracts in connection with the Texas Optional Retirement Program, describe the restrictions on redemption that apply.

Instruction:

Registrants can satisfy this Item by describing the applicable restrictions on redemption on a supplement attached to prospectuses delivered to participants in the Texas Optional Retirement Program.

(c) If a request for redemption may not be honored for a period of time after a contractowner's investment, describe briefly.

(d) Briefly describe any provision for lapse or involuntary redemptions under the contract and the reasons for it, such as the size of the account or infrequency of purchase payments.

(e) Briefly describe any revocation rights (e.g., "ten-day free look" provisions).

Item 12. Taxes

(a) Briefly describe the tax consequences to investors of an investment in the variable annuity contracts being offered.

Instruction:
This disclosure need not include detailed description of applicable law. The discussion should include the taxation of annuity payments, death proceeds, periodic and nonperiodic withdrawals, pledges and assignments of the contract (if permitted), and any other method by which taxable income may be received by the investor under the variable annuity contract, as well as the tax benefits accorded annuities during the accumulation period. If the tax consequences vary depending on the use of the variable annuity contract (i.e., to fund an individual retirement annuity or corporate plan), the variations should be briefly described.

(b) Identify the types of qualified plans for which the variable annuity contracts are intended to be used.

Instructions:

1. Identify the types of persons who may use the plans (e.g., corporations, self-employed individuals) and disclose, if applicable, that the terms of the plan may limit the rights otherwise available under the contracts.
2. Do not describe the Internal Revenue Code requirements for qualifications of plans or the non-annuity tax consequences of qualification (e.g., the effect on employer taxation).

(c) Briefly describe the impact, if any, of taxation on the determination of account or sub-account values.

Item 13. Legal Proceedings

Briefly describe any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Registrant, any subsidiary of the Registrant, or the Registrant's principal underwriter or depositor is a party. Include the name of the court where the case is pending, the date filed, and the principal parties. Include similar information for any proceedings instituted by governmental authorities.

Instruction:
Legal proceedings are material only to the extent that they are likely to have a material adverse effect upon: (1) the ability of the principal underwriter to perform its contract with the Registrant or of the depositor to meet its obligations under the variable annuity contracts; or (2) the Registrant.

Item 14. Table of Contents of the Statement of Additional Information

List the contents of the Statement of Additional Information.

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

Item 15. Cover Page

(a) The outside cover page must contain the following information:

- (i) the Registrant's name;
- (ii) the depositor's name;
- (iii) a statement or statements (A) that the Statement of Additional Information is not a prospectus; (B) that the Statement of Additional Information should be read with the prospectus; and (C) how a copy of the prospectus may be obtained;
- (iv) the date of the Statement of Additional Information; and
- (v) the date of the related prospectus and any other identifying information that the Registrant deems appropriate.

(b) The cover page may include other information, provided that it does not by its nature, quantity, or manner of presentation, impede understanding of required information.

Item 16. Table of Contents

List the contents of the Statement of Additional Information and, where useful, provide cross-references to the prospectus.

Item 17. General Information and History

(a) If the depositor's name was changed during the past five years, state its former name and the approximate date on which it was changed. If, at the request of any state, sales of contracts offered by the Registrant have been suspended at any time, or if sales of contracts offered by the depositor have been suspended during the past five years, briefly describe the reasons for and results of the suspension.

(b) If 10 percent or more of the assets of any sub-account are not attributable to variable annuity contracts or to accumulated deductions or reserves (e.g., initial capital contributed by the depositor), state what percentage those assets are of the total assets of the separate account. If the depositor, or any other person controlling the assets, has any present intention of removing the assets from the sub-account, so state.

(c) If the depositor is controlled by another person that, in turn, is controlled by another person, give the name of each control person and the nature of its business.

Item 18. Services

(a) Describe all fees, expenses, and costs of the Registrant which are to be paid by persons other than the depositor or the Registrant, and identify such persons.

(b) Give a summary of any contract for the provision of management-related services to the Registrant that may be of interest to a purchaser of Registrant's securities, unless the contract is described in response to some other item of this form. Identify the parties to the contract, and show, for the past three years, the total dollars paid and by whom.

Instructions:

1. A contract for "management-related services" includes any agreement whereby another person agrees to keep, prepare, or file such accounts, books, records, or other documents as the Registrant may be required to keep under federal or state law, or to provide any similar services with respect to the daily operations of the Registrant, but does not include the following: (i) any agreement to act as custodian or agent to administer purchases and redemptions under the contracts, or (ii) bona fide contracts for outside legal or auditing services, or bona fide contracts for personal employment entered into in the ordinary course of business.
2. In summarizing a management-related service contract, include: the name of the person providing the service; any direct or indirect relationships between such person and the Registrant, its depositor, or its principal underwriter; the nature of the services provided; and the basis of the compensation paid for the last three fiscal years.

(c) Give the name and principal business address of the Registrant's custodian and independent public accountant and provide a general description of the services they perform.

(d) If the assets of the Registrant are held by a person other than the depositor, a commercial bank, trust company, or depository registered with the Commission as custodian, state the nature of the business of each such person.

(e) If an affiliated person of the Registrant or the depositor, or an affiliated person of such an affiliated person, acts as administrative or servicing agent for the Registrant, furnish a description of the services performed by that person and the basis for remuneration. State, for the past three years, the total dollars paid for the services, and by whom.

Instruction:

No disclosure need be given in response to paragraph (e) of this Item for an administrative or servicing agent who is also the depositor.

(f) If the depositor is the principal underwriter of the variable annuity contracts, so state.

Item 19. Purchase of Securities Being Offered

(a) Describe the manner in which Registrant's securities are offered to the public. Include a description of any special purchase plans and any exchange privileges not described in the prospectus.

Instruction:

Address exchange privileges between sub-accounts, between the Registrant and other separate accounts, and between the Registrant and contracts offered through the depositor's general account.

(b) Describe the method that will be used to determine the sales load on the variable annuity contracts offered by the Registrant.

Instruction:

Explain fully any difference in the price at which variable annuity contracts are offered to members of the public, as individuals or as groups, and the prices at which the contracts are offered for any class of transactions or to any class of individuals, including officers, directors, members of the board of managers, or employees of the Registrant's depositor, underwriter, portfolio company, or investment adviser to the portfolio company.

Item 20. Underwriters

(a) If the depositor or an affiliate of the depositor is the principal underwriter of the variable annuity contracts, so state.

(b) State whether the offering is continuous.

(c) State the aggregate dollar amount of underwriting commissions paid to, and the amount retained by, the principal underwriter for each of the last three fiscal years.

(d) If during the Registrant's last fiscal year any payments were made by the Registrant to an underwriter of or dealer in the variable annuity contracts that is unaffiliated with the Registrant or the depositor, other than payments made through deduction from the purchase payments at the time of sale of the variable annuity contracts or from contract values upon redemption, give the following information:

(i) the name and address of the underwriter or dealer;

(ii) the circumstances surrounding the payments;

(iii) the amount paid; and

(iv) how the amount of the payment was determined and the consideration received for it.

Instructions:

1. Information need not be given about the service of mailing proxies or periodic reports of the Registrant.

2. Information need not be given about any service for which total payments of less than $5,000 were made during each of the last three fiscal years.

3. Information need not be given about payments made under any contract to act as administrative or servicing agent.

4. If the payments were made under an arrangement or policy applicable to dealers generally, simply describe the arrangement or policy.

Item 21. Calculation of Performance Data

(a) *Money Market Funded Sub-Accounts.* For each sub-account that is funded by a "money market" fund, and for which the Registrant advertises a yield quotation or an effective yield quotation, furnish:

(i) a yield quotation based on the seven days ended on the date of the most recent balance sheet of the Registrant included in the registration statement, computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the sub-account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contractowner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to at least the nearest hundredth of one percent;

(ii) an effective yield quotation based on the seven days ended on the date of the most recent balance sheet of the Registrant included in the registration statement, carried to at least the nearest hundredth of one percent, computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the sub-account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contractowner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

$$\text{EFFECTIVE YIELD} = [(\text{BASE PERIOD RETURN} + 1)365/7] -1;$$

(iii) the length of and the last day in the base period used in computing the quotation(s); and

(iv) a description of the method(s) by which the yield quotation(s) is computed.

Instructions:

1. When calculating the yield or effective yield quotations, the calculation of net change in account value must include all deductions that are charged to all contractowner accounts in proportion to the length of the base period. For any account fees that vary with the size of the account, assume an account size equal to the sub-account's mean (or median) account size.

2. Deductions from purchase payments and sales loads assessed at the time of redemption or annuitization should not be reflected in the computation of yield and effective yield. However, the amount or specific rate of such deductions must be disclosed.

3. Exclude realized gains and losses from the sale of securities and unrealized appreciation and depreciation from the calculation of yield and effective yield. Exclude income other than investment income.

4. The Registrant may furnish separate yield quotations for individual and group contracts.

5. If the Registrant does not advertise an effective yield quotation, it need not disclose or discuss the computation of an effective yield quotation.

(b) Other Sub-Accounts

(i) *Total Return.* For each sub-account (other than a sub-account described in paragraph (a)) for which the Registrant advertises any performance data, furnish—

(A) average annual total return quotations for the 1, 5, and 10 year periods ended on the date of the most recent balance sheet of the Registrant included in the registration statement, computed by finding the average annual compounded rates of return over the 1, 5, and 10 year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

$$P(1+T)^n = ERV$$

Where:
P = a hypothetical initial payment of $1000
T = average annual total return
n = number of years
ERV = ending redeemable value of a hypothetical $1000 payment made at the beginning of the 1, 5, or 10 year periods at the end of the 1, 5, or 10 year periods (or fractional portion thereof);

(B) the length of and the last day in the period used in computing the quotation(s); and

(C) a description of the method by which average total return is computed.

Instructions:

1. Assume the maximum sales load (or other charges deducted from payments) is deducted from the initial $1,000 payment.

2. Include all recurring fees that are charged to all contractowner accounts. For any account fees that vary with the size

of the account, assume an account size equal to the sub-account's mean (or median) account size. If recurring fees charged to contractowner accounts are paid other than by redemption of accumulation units, they should be appropriately reflected.

3. Determine the ending redeemable value by assuming a complete redemption at the end of the 1, 5, or 10 year periods and the deduction of all nonrecurring charges deducted at the end of each period.

4. If the Registrant's registration statement has been in effect less than one, five, or ten years, the time period during which the registration statement has been in effect should be substituted for the period stated.

5. Carry the total return quotation to the nearest hundredth of one percent.

6. If the Registrant includes the total return information in its prospectus, it need only be current to the end of the Registrant's most recent fiscal year.

(ii) *Yield.* For each sub-account (other than a sub-account described in paragraph (a)) for which the Registrant advertises yield, furnish—

(A) a yield quotation based on a 30-day (or one month) period ended on the date of the most recent balance sheet of the Registrant included in the registration statement, computed by dividing the net investment income per accumulation unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

$$YIELD = 2[(\frac{a-b}{cd} + 1)^6 - 1]$$

Where:

a = net investment income earned during the period by the portfolio company attributable to shares owned by the sub-account.
b = expenses accrued for the period (net of reimbursements).
c = the average daily number of accumulation units outstanding during the period.
d = the maximum offering price per accumulation unit on the last day of the period.

(B) the length of and the last day in the base period used in computing the quotation; and

(C) a description of the method by which yield is computed.

Instructions:

1. Include among the expenses accrued for the period all recurring fees that are charged to all contractowner accounts. For any account fees that vary with the size of the account, assume an account size equal to the sub-account's mean (or median) account size.

2. If a broker-dealer or an affiliate (as defined in paragraph (b) of Rule 1-02 [17 CFR 210.1-02(b) of Regulation S-X) of the broker-dealer has, in connection with directing the portfolio company's brokerage transactions to the broker-dealer, provided, agreed to provide, paid for, or agreed to pay for, in whole or in part, services provided to the portfolio company (other than brokerage and research services as these terms are defined in Section 28(e) of the Securities Exchange Act of 1934 [15 U.S.C. 78bb(e)]), add to expenses accrued for the period an estimate of additional amounts that would have been accrued for the period if the portfolio company had paid for the services directly in an arms-length transaction.

3. Net investment income must be calculated by the portfolio company as prescribed by Item 22(b)(ii) of Form N-1A. Note: (a-b) = net investment income in the Item 22(b)(ii) equation.

4. Disclose the amount or specific rate of any nonrecurring account or sales charges.

(iii) *Non-Standardized Performance.* For each sub-account (other than a sub-account described in paragraph (a)) for which the Registrant advertises any non-standardized performance data, furnish—

(A) a quotation of performance, computed by the non-standardized method;

(B) the length of and the last day in the period used in computing the quotation; and

(C) a description of the method by which the performance data is computed.

Item 22. Annuity Payments

Describe the method for determining the amount of annuity payments if not described in the prospectus. In addition, describe how any change in the amount of a payment after the first payment is determined.

Item 23. Financial Statements

(a) Provide financial statements of the Registrant.

Instruction:
The financial statements and schedules required by Regulation S-X [17 CFR 210] shall be provided in a separate section. Financial statements of the Registrant may be limited to:

(i) An audited balance sheet or statement of assets and liabilities as of the end of the most recent fiscal year;

(ii) An audited statement of operations of the most recent fiscal year conforming to the requirements of Rule 6-07 of Regulation S-X [17 CFR 210.6-07];

(iii) An audited statement of cash flows for the most recent fiscal year if necessary to comply with generally accepted accounting principles; and

(iv) Audited statements of changes in net assets conforming to the requirements of Rule 6-09 of Regulation S-X [17 CFR 210.6-09] for the two most recent fiscal years.

(b) Provide financial statements of the depositor.

Instructions:
1. The financial statements and schedules of the depositor required by Regulation S-X shall be provided in a separate section following the response to paragraph (a) of this Item. If the Insurance Company would not have to prepare financial statements in accordance with generally accepted accounting principles except for use in this registration statement or other registration statements filed on Forms N-3 or N-4, its financial statements may be prepared in accordance with statutory requirements.

2. Notwithstanding Instruction 1 above, all statements and schedules required by Regulation S-X, except for the consolidated balance sheets described in Rule 3-01 of Regulation S-X [17 CFR 210.3-01], and any notes thereto, may be omitted from Part B and instead included in Part C of the Registration Statement.

3. Notwithstanding Rule 3-12 of Regulation S-X [17 CFR 210.3-12], the financial statements of the depositor need not be more current than as of the end of the most recent fiscal year of the depositor unless:

   (i) the depositor's financial statements have never been included in an effective registration statement under the Securities Act of 1933 of a separate account which offers variable annuity contracts or funds variable life insurance contracts; or

   (ii) the balance sheet of the depositor at the end of either of the two most recent fiscal years included in response to this Item shows a combined capital and surplus, if a stock company, or an unassigned surplus, if a mutual company, of less than $1,000,000; or

   (iii) the balance sheet of the depositor at the end of a fiscal quarter within 135 days of the expected date of effectiveness under the 1933 Act (or a fiscal quarter within 90 days of filing if the registration statement is filed solely under the 1940 Act) would show a combined capital surplus, if a stock company, or an unassigned surplus, if a mutual company, of less than $1,000,000. If two fiscal quarters end within the 135 day period, the depositor may choose either for purposes of this test.

Any interim financial statements required by this Item need not be comparative with financial statements for the same interim period of an earlier year.

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

List all financial statements and exhibits filed as part of the Registration Statement.

(a) Financial statements.

Instruction:
Designate those financial statements which are included in Part A and Part B of the Registration Statement.

(b) Exhibits:

(1) copies of the resolution of the board of directors of the depositor authorizing the establishment of the Registrant;

(2) copies of all agreements for custody of securities and similar investments of the Registrant, including the schedule of remuneration;

(3) copies of each underwriting or distribution contract between the Registrant and the principal underwriter or the depositor and the principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers;

(4) the form of each variable annuity contract;

(5) the form of application used with any variable annuity contract provided in response to (4) above;

(6) copies of the certificate of incorporation or other instrument of organization and the by-laws of the depositor;

(7) a copy of any contract of reinsurance in connection with the variable annuity contracts being offered;

(8) copies of all other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date of filing the Registration Statement;

(9) an opinion of counsel and consent to its use as to the legality of the securities being registered, indicating whether they will be legally issued and will represent binding obligations of the depositor;

(10) copies of any other opinions, appraisals, or rulings, and consents of their use relied on in preparing this Registration Statement and required by Section 7 of the 1933 Act;

(11) all financial statements omitted from Item 23;

(12) copies of any agreements or understandings made in consideration for providing the initial capital between or among the Registrant, the depositor, underwriter, or initial contractowners and written assurances from the depositor or initial contractowners that the purchases were made for investment purposes without any present intention of redeeming;

(13) schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21 (which need not be audited); and

(14) *Electronic Filers.* A Financial Data Schedule meeting the requirements of Rule 483 under the Securities Act of 1933 (§ 230.483 of this chapter).

Instructions:

1. Subject to the Rules regarding incorporation by reference and Instruction 2 below, the foregoing exhibits shall be filed as part of the Registration Statement. Exhibits numbered 3, 9, 10, 11, and 13 above need to be filed only as part of a 1933 Act Registration Statement. Exhibits shall be lettered or numbered for convenient reference. Exhibits incorporated by reference may bear the designation given in a previous filing. Where exhibits are incorporated by reference, the reference shall be made in the list of exhibits.

2. A Registrant need not file an exhibit as part of a post-effective amendment if the exhibit has been filed in the Registrant's initial registration statement or in a previous post-effective amendment, unless there has been a change in the exhibit or unless the exhibit is a copy of a consent required by Section 7 of the 1933 Act or is a financial statement omitted from Item 23.

Item 25. Directors and Officers of the Depositor

Give the following information about each director or officer of the depositor:

Name and Principal Business Address	Positions and Offices with Depositor

Instruction:
Registrants need only provide the above information for officers or directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, and for executive officers including the depositor's president, secretary, treasurer, and vice presidents who have authority to act as president in his or her absence.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Provide a list or diagram of all persons directly or indirectly controlled by or under common control with the depositor or Registrant and for each such person indicate (1) if a company, the state or other sovereign power under whose laws it is organized, (2) the percentage of voting securities owned or other basis of control by the person, if any, immediately controlling it, and (3) its principal business unless such principal business is implicit in its name.

Instructions:
1. The list or diagram shall include the Registrant and the depositor and shall show clearly the relationships between each company named. If a company is controlled by direct ownership of its securities by two or more persons, so indicate by appropriate cross-reference.

2. Designate: (i) subsidiaries for which separate financial statements are filed; (ii) subsidiaries included in the respective consolidated financial statements; (iii) subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries; and (iv) other subsidiaries, indicating briefly why statements of such subsidiaries are not filed.

Item 27. Number of Contractowners

State as of a specified date within 90 days prior to the date of filing the number of contract owners of qualified and non-qualified contracts offered by Registrant.

Item 28. Indemnification

State the general effect of any contract, arrangements, or statute under which any underwriter or affiliated person of the Registrant is insured or indemnified in any manner against any liability which may be incurred in such capacity, other than insurance provided by any underwriter or affiliated person for his own protection.

Instruction:
In responding to this Item the Registrant should note the requirements of Rules 461 and 484 under the 1933 Act [17 CFR 230.461, 230.484] and Section 17 of the 1940 Act [15 U.S.C. 80a-17].

Item 29. Principal Underwriters

(a) Give the name of each investment company (other than the Registrant) for which each principal underwriter currently distributing securities of the Registrant also acts as a principal underwriter, depositor, sponsor, or investment adviser.

(b) Give the information required by the following table with respect to each director, officer, or partner of each principal underwriter named in the answer to Item 10(d):

(1) Name and Principal Business Address	(2) Positions and Offices with Underwriter

Instruction:
If a principal underwriter is the depositor or an affiliate thereof, and is also an insurance company, the above information for officers or directors need only be provided for officers or directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, and for executive officers, including the depositor's or its affiliate's president, secretary, treasurer, and vice presidents who have authority to act as president in his or her absence.

(c) Give the following information about all commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Compensation

Instructions:

1. Show in a note, or otherwise, the nature of the services provided in return for the compensation shown in column (5).

2. Information need not be given about bona fide contracts with the Registrant or its depositor for outside legal or auditing services, or bona fide contracts for personal employment entered into with the Registrant or its depositor in the ordinary course of business.

3. Information need not be given about any service for which total payments of less than $5,000 were made during each of the last three fiscal years.

4. Information need not be given about payments made under any agreement whereby another person contracts with the Registrant or its depositor to perform as custodian or administrative or servicing agent.

Item 30. Location of Accounts and Records

Give the name and address of each person who maintains physical possession of each account, book, or other document, required to be maintained by Section 31(a) of the 1940 Act [15 U.S.C. 80a-30(a)] and the Rules under it [17 CFR 270.31a-1 to 31a-3].

Item 31. Management Services

Give a summary of any contract not discussed in Part A or Part B of this Form under which management-related services are provided to the Registrant, showing the parties to the contract and the total dollars paid and by whom, for the last three fiscal years.

Instructions:

1. The instructions to Item 18(b) of this Form shall also apply to this Item.

2. Information need not be given about any service for which total payments of less than $5,000 were made during each of the last three fiscal years.

Item 32. Undertakings

Give the following undertakings in substantially this form in all initial registration statements filed under the 1933 Act:

(a) An undertaking to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b) An undertaking to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c) An undertaking to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

SIGNATURES

As required by (the Securities Act of 1933 and) the Investment Company Act of 1940, the Registrant (certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and) has caused this Registration Statement to be signed on its behalf, in the City of ____________________, and State of ____________________ on this ____________ day of ____________________, 19___.

____
(Registrant)

By ____________________________________
(Signature)

____
(Title)

By ____________________________________
(Depositor)

By ____________________________________
(Name of officer of depositor)

____
(Title)

Instruction:
If the registration statement is being filed only under the Securities Act or under both the Securities Act and the Investment Company Act, it should be signed by both the Registrant and its depositor. If the registration statement is being filed only under the Investment Company Act, it should be signed only by the Registrant.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

(Signature)	(Title)	(Date)

GUIDELINES FOR FORM N-4

This release contains Guidelines prepared by the Division of Investment Management for registration statements on Form N-4 for separate accounts organized as unit investment trusts. The Guidelines are based on Commission releases and staff interpretations. Adherence to these Guidelines should speed the examination by the Division's staff of registration statements on Form N-4.

The Guidelines are not rules of the Commission and, except as noted, represent only the views of the staff of the Division, not the Commission. The Guidelines should be read with the Investment Company Act Releases cited in them. The policies stated in the Guidelines may be changed if necessary.

TABLE OF CONTENTS

Guide 1 — Name of Registrant
Guide 2 — Business History
Guide 3 — Redemption
Guide 4 — Distribution Expenses
Guide 5 — Financial Statements
Guide 6 — Performance Data
Guide 7 — The Synopsis
Guide 8 — Administrative Charges
Guide 9 — Deferred Sales Loads
Guide 10 — Annuity Payments
Guide 11 — Crediting of Contract Values
Guide 12 — Automatic Annuity Options

Guide 1. Name of Registrant

The registrant's name must be consistent with section 35 of the Investment Company Act of 1940 ("1940 Act"), which prohibits, among other things, use of a name or title that may be deceptive or misleading.

In the Division's view, the discussion in Investment Company Act Release No. 5510 (October 8, 1968) about the proprietary rights of an investment company in its name is not applicable to separate accounts.

Guide 2. Business History

The registrant should list in the Statement of Additional Information all prior names of its depositor for the past five years. For a newly organized insurance company, registrant should state that the company has no prior history.

Guide 3. Redemption

Section 22(e) of the 1940 Act prohibits suspension of the right of redemption or the postponement of payment upon redemption of a redeemable security of a separate account organized as a unit investment trust, for more than seven days after the proper tender of the security for redemption, with certain limited exceptions. The staff has taken the position, however, that redemption payments can be withheld for more than seven days if necessary to prevent the loss or dilution of net asset value that can occur when purchase checks are dishonored.[1] The procedures for obtaining payment upon redemption shortly after purchase must be disclosed in the prospectus, as should any procedures an investor can follow to avoid delays in redemption payments, such as use of a certified check to purchase the variable annuity contracts.

To accommodate contracts that provide for variable annuity options based on life contingencies, rules 22e-1 and 27c-1 under the 1940 Act [17 CFR 270.22e-1 and 27c-1] grant exemptions from the redemption requirements of sections 22(e) and 27(c)(1). Rule 27c-1 exempts registered separate accounts, their depositors and underwriters from the requirement in section 27(c)(1) of the 1940 Act that a periodic payment plan certificate be a redeemable security (and from the surrender provisions of section 27(d) of the 1940 Act) with respect to the annuity payment period of variable annuity contracts under which payments are based on life contingencies.

If there is a synopsis in the prospectus, it should show where in the prospectus investors can find a description of redemption procedures.[2]

Redemption procedures are frequently confusing to investors. Therefore, special care should be given to explaining when signature guarantees are necessary, and who can make such guarantees.[3]

Guide 4. Distribution Expenses

Many registrants are exempted from sections 26(a)(2)(C) and 27(c)(2) of the 1940 Act to permit them to deduct a charge for the assumption of mortality and/or expense risks from the separate account. In furtherance of requests for this exemptive relief, where proceeds from explicit sales loads will not be sufficient to cover expected distribution costs, many registrants represent that there is a reasonable likelihood that the separate account's distribution financing arrangement will benefit the separate account and contractowners, among other requirements.[4] These representations should be disclosed in the Statement of Additional Information.

When special arrangements will be made to sell variable annuity contracts to customers of depository institutions, possible applicability of the Glass-Steagall Act should be discussed in the prospectus. The legal issues raised by payments to depository institutions for their services in this connection should be identified, and the consequences for the separate account, if these issues are resolved adversely, should also be discussed.

Guide 5. Financial Statements

The form, content, and presentation of financial statements are prescribed by Regulation S-X [17 CFR 210]. If financial statements of the registrant are not provided because the registrant does not have any assets, a statement to that effect should be placed before the financial statements of the depositor.

Guide 6. Performance Data

Item 4(b) requires a brief explanation of how the registrant calculates its historical performance for purposes of advertising this data. Algebraic equations and detailed, intricate explanations should be avoided in favor of a more general, concise description of the essential features of the data and how it is computed. For example, a registrant advertising its money market sub-account's yield and effective yield might describe these two yields in the following manner:

[1] For a discussion of the conditions under which an investment company can delay redemption for more than seven days pending clearance of purchase checks, *see* Investment Company Institute (Pub. avail. May 3, 1975).

[2] *See* Guide 7: The Synopsis.

[3] Investment Company Act Release No. 7220 (June 9, 1972) [37 FR 12790 (June 24, 1972)].

[4] For a discussion of representations by applicants seeking this exemptive relief, *see* Investment Company Act Release No. 14190 (October 11, 1984) [49 FR 40879 (October 8, 1984)].

From time to time the Account advertises its money market sub-account's "yield" and "effective yield." *Both yield figures are based on historical earnings and are not intended to indicate future performance.* The "yield" of the sub-account refers to the income generated by an investment in the sub-account over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the sub-account is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.

For guidance in responding to Item 21, the registrant should refer to Investment Company Act Release No. 13049 (February 28, 1983) [48 FR 10297 (March 11, 1983)]; Investment Company Act Release No. 11028 (January 28, 1980) [45 FR 7578 (February 4, 1980)]; and Investment Company Act Release No. 11379 (September 30, 1980) [45 FR 67079 (October 9, 1980)].

Deductions should be prorated among the sub-accounts of the separate account. If the deduction is a flat fee charged to all contractowner accounts (e.g., $25.00 per contractowner account per year), the deduction should be prorated by multiplying the flat fee by a fraction the numerator of which is the average number of contractowner accounts that have money allocated to the sub-account and the denominator of which is the sum of the average number of contractowner accounts that have money allocated to each of the sub-accounts for the same kind of contract.

Where the registrant issues more than one contract form and the performance for each is materially different (due, for example, to different sales loads, fees, or other charges), the registrant should quote the performance relating to the contract form containing the highest level of charges or calculate and quote separate performance figures for each contract form advertised. Where the charge structure among or between different contract forms is so different that none can be determined to possess the "highest level" of charges, performance figures for all forms should be quoted. Where separate performance figures are quoted for different contract forms, the omitting prospectus advertisement should clearly disclose the trade name or other appropriate identification of each form and, if relevant, the particular category of investor who may purchase each form (e.g., groups or individuals), or type of retirement plan.

Guide 7. The Synopsis

A synopsis provided pursuant to Item 3 of Form N-4 should clearly and concisely describe the key features of the offering and the registrant. The information in the synopsis need not be in the order or the manner described in this Guide, and it may be presented in a question-and-answer format.

The synopsis should include: (i) a cross-reference to the description in the prospectus of how to purchase the variable annuity contracts being offered; (ii) cross-references to the descriptions in the prospectus of how a contractowner (or annuitant) may effect a redemption and any penalty taxes that may be assessed upon redemption; (iii) the maximum percentage load that may be assessed against any given amount redeemed or annuitized and a cross-reference to the description in the prospectus of the deductions and expenses; and (iv) either a full description of or a cross-reference to the description in the prospectus of any "ten-day free look" or similar provisions.

The synopsis may include additional information, provided that it does not, by its nature, quantity, or manner of presentation, impede understanding of required information.

Guide 8. Administrative Charges

The discussion of any administrative charge deducted from the value of the contractowner's account should (1) concisely describe how the charge is deducted in both the accumulation and annuity periods, (2) explain whether the charge is deducted at the beginning of the contract year for the coming year or deducted at the end of the contract year for the prior year, (3) describe whether the charge is prorated for any period (e.g., between the contract anniversary date and the date of redemption or the date of annuitization), and (4) if the administrative charge is a percentage of assets, disclose that there is no necessary relationship between the amount of administrative charge imposed on a given contract and the amount of expenses that may be attributable to that contract.

Any administrative charge that is deducted from contractowner accounts and is not a charge or expense of the registrant should not be accounted for as an expense or otherwise included in the determination of net investment income of the registrant. Rather, the amount of the administrative charges should be accounted for, and presented in financial statements of the registrant, as a reduction of ownership units. Whether the amount of such administrative charges is separated in the registrant's financial statements from other withdrawal or redemption amounts that result in a reduction of ownership units depends upon individual facts.

Guide 9. Deferred Sales Loads

Item 6 of Form N-4 requires the registrant to describe any sales loads. A sales load not subject to any contingency should be described as a deferred sales load, *not* a "contingent" deferred sales load. A deferred sales load does not become contingent solely because the sales load is waived in the event of an annuitant's death or if the registrant provides that a given percentage of contract value may be withdrawn without imposition of sales load (a "free corridor").

The description of any deferred sales load (contingent or not) should include how the deduction will be allocated among sub-accounts of the Registrant; when, if ever, the sales load will be waived (for example, as part of the death benefit or upon redemptions by contractowners who are also employees of the depositor); and the maximum amount of the sales load as a percentage of purchase payments received. See rule 6c-8 under the 1940 Act [17 CFR 270.6c-8] which limits the amount of a deferred sales load to no more than nine percent of the purchase payments received. If the deferred sales load varies according to the length of time a particular purchase payment has been invested, the description should indicate whether withdrawals will be attributed to purchase payments in the order in which they were invested in the separate account (FIFO) or in the reverse order of investment (LIFO).

The description of a deferred sales load should also explain whether, in the case of a partial redemption, the amount deducted will be a percentage of the amount requested by the contractowner or the total amount withdrawn, and whether the sales load will be deducted from the amount requested or the amount remaining after the contractowner has received the amount requested. For example, if the sales load is 7% and the contractowner has requested $100, the description should make plain whether:

(a) the contractowner receives $93 and the sales load is $7 for a total withdrawal of $100 (i.e., the sales load is 7% of both the amount requested and the total withdrawal and is deducted from the amount requested);

(b) the contractowner receives $100 and the sales load is $7 for a total withdrawal of $107 (i.e., the sales load is 7% of the amount requested and is deducted from the contract value remaining after the contractowner is paid the amount requested); or

(c) the contractowner receives $100 and the sales load is $7.53 for a total withdrawal of $107.53 (i.e., the sales load is 7% of the total withdrawal and is deducted from the contract value remaining after the contractowner is paid the amount requested).

Additionally, if the registrant allows withdrawal of a given percentage of contract value without imposing a deferred sales load (e.g., a 10% free withdrawal each year), the description of this privilege should indicate when the contract value will be computed to determine the amount of the permitted free withdrawal (e.g., at the beginning of the contract year or the date of the requested withdrawal).

Guide 10. Annuity Payments

Item 8 of Form N-4 requires registrants to describe in the prospectus the annuity options available under a contract and the material factors that determine the level of annuity benefits. Registrants should discuss variables that impact the level of payments such as the age at which payments begin, the form of annuity, the frequency of payments, annuity purchase rates, and assumed investment return. The discussion should include any options on the form of annuity such as life annuities, term certain annuities, joint and survivor life annuities, and any other variations. In general, responses to this item should include practical narrative disclosure. Mathematical illustrations and the mechanics of determining annuity payments should be placed in the Statement of Additional Information, Item 22.

Item 8 also calls for disclosure of the effect of assumed investment return. Registrants should explain that annuity payments will vary to reflect the investment experience of the portfolio company and that the assumed investment return is a fulcrum rate around which variable annuity payments will fluctuate to reflect whether investment experience of the portfolio company is better or worse than the assumed investment return. Where annuitants are given a choice in assumed investment return, registrants should explain that a higher assumed investment return will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the assumed investment return, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the assumed investment return.

Item 22 requires registrants to disclose in the Statement of Additional Information the method for determining the amount of annuity payments. Registrants should disclose how the initial annuity payment is determined, and if subsequent payments differ from the first, an explanation of how the subsequent payments are determined. Generally, registrants should explain that the amount of the initial payment is determined by applying the value of the annuitant's contract as of the date of annuitization (adjusted for any deductions) to the annuity purchase rate for the annuitant's annuity option, sex, and adjusted age. The specific time when the calculation will be made and the particular deductions that will be made at that time also should be disclosed. Registrants should disclose that the amount of subsequent annuity payments is determined by multiplying the number of annuity units credited to an annuitant's account by the value of an annuity at the time of each payment where (1) the number of annuity units credited to an annuitant's account is determined by dividing the amount of the first annuity payment by the value of an annuity unit at the time of that payment, and (2) the value of an annuity unit changes to reflect investment performance of the underlying portfolio company, adjusted by a factor to neutralize the assumed investment return. Registrants should disclose any deductions affecting the amount of annuity payments, and, where applicable, that changes in the value of an annuity unit reflect deductions of mortality and expense risk charges.

Guide 11. Crediting of Contract Values

Item 10 of Form N-4 requires disclosure about when initial and subsequent purchase payments are credited. Section 22(c) of the 1940 Act [15 U.S.C. 80a-22(c)] and rule 22c-1 [17 CFR 270.22c-1] establish standards for crediting purchase payments for securities of registered investment companies. However, the staff has not objected to disclosure that an *initial* purchase payment under a variable annuity contract would be credited within two business days of receipt if the contract application and other necessary information were complete as received by the office issuing the contract, and within five business days of receipt if the application and other information were incomplete when received. Registrants following this practice must disclose it and also disclose that, if the initial purchase payment is not credited within five business days, the purchase payment will be immediately returned unless the prospective purchaser has been informed of the delay and *specifically* requests that the purchase payment not be returned.[5]

Additionally, registrants should disclose any special procedures for crediting initial purchase payments in the case of incomplete applications (e.g., allocation of an initial purchase payment to the sub-account which invests in the money market fund if no sub-account has been specified).

Guide 12. Automatic Annuity Options

Item 8 of Form N-4 calls for disclosure about annuity option choices available to a prospective annuitant and the effect of not specifying a choice. Registrants should disclose any automatic purchase of a fixed annuity (i.e., the annuity selection that will be made by the company if the prospective annuitant has not chosen an option.) The staff has taken the position that an automatic annuity involving a fixed pay out of amounts that have accumulated on a variable basis is not consistent with Section 27(c)(1) of the 1940 Act [15 U.S.C. 80a-27(c)(1)]. However, the staff does not object to an automatic fixed annuity purchase if the only options available under the variable annuity contract are fixed annuities.

Guide 13. Fee Table

Item 3 requires inclusion of a fee table in the front of the prospectus. The amount listed in the Example should represent cumulative expenses. Therefore, the Registrant should aggregate any sales load or other fee deducted from payments, together with cumulative annual expenses, and any sales load or other fee deducted upon surrender. The Registrant may compute annual expenses by multiplying average annual assets of the hypothetical $1,000 account for each year by total annual expenses (a percentage taken from the second part of the table). Compute the account's average annual assets by adding the beginning account value to the ending account value and dividing by two. Determine the ending account value by multiplying the beginning account value by the assumed growth rate less total annual expenses (5% x X%) and adding the result to the beginning account value. Determine the beginning account value in the first year by subtracting the maximum amount of any sales load deducted from payments from the hypothetical $1000 payment; in each subsequent year, the beginning account value is the previous year's ending account value.

[5] The Commission proposed codifying these standards in an amendment to rule 22c-1 under the Act. *See* Investment Company Act Release No. 13913 (May 1, 1984) [49 FR 19320 (May 7, 1984)].

WRL Freedom Wealth Creator®

Flexible Payment Variable Accumulation
Deferred Annuity Contract

PROSPECTUS

Issued by:
Western Reserve Life Assurance Co. of Ohio
This cover is not part of the prospectus.

WRL FREEDOM WEALTH CREATOR®

VARIABLE ANNUITY

Issued Through
WRL SERIES ANNUITY ACCOUNT
By
WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Prospectus
May 1, 2000

This prospectus gives you important information about the WRL Freedom Wealth Creator®, a flexible payment variable accumulation deferred annuity contract. Please read this prospectus and the mutual fund prospectuses before you invest and keep them for future reference. This Contract is available to individuals as well as to certain groups and individual retirement plans.

You can put your money into 30 investment choices: a fixed account and 29 subaccounts of the WRL Series Annuity Account. Money you put in a subaccount is invested exclusively in a single mutual fund portfolio. Your investments in the portfolios are not guaranteed. You could lose your money. Money you direct into the fixed account earns interest at a rate guaranteed by Western Reserve.

The 29 portfolios we currently offer through the subaccounts under this Contract are:

WRL SERIES FUND, INC.	
WRL VKAM Emerging Growth	WRL Great Companies — America SM
WRL T. Rowe Price Small Cap	WRL Salomon All Cap
WRL Goldman Sachs Small Cap	WRL C.A.S.E. Growth
WRL Pilgrim Baxter Mid Cap Growth	WRL Dreyfus Mid Cap
WRL Alger Aggressive Growth	WRL NWQ Value Equity
WRL Third Avenue Value	WRL T. Rowe Price Dividend Growth
WRL Value Line Aggressive Growth	WRL Dean Asset Allocation
WRL GE International Equity (formerly WRL GE/Scottish Equitable International Equity)	WRL LKCM Strategic Total Return
WRL Janus Global	WRL J.P. Morgan Real Estate Securities
WRL Great Companies — Technology SM	WRL Federated Growth & Income
WRL Janus Growth	WRL AEGON Balanced
WRL Goldman Sachs Growth	WRL AEGON Bond
WRL GE U.S. Equity	WRL J.P. Morgan Money Market

VARIABLE INSURANCE PRODUCTS FUND (VIP)
Fidelity VIP Equity-Income Portfolio — Service Class 2
VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
Fidelity VIP II Contrafund® Portfolio — Service Class 2
VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
Fidelity VIP III Growth Opportunities Portfolio — Service Class 2

If you would like more information about the WRL Freedom Wealth Creator®, you can obtain a free copy of the Statement of Additional Information ("SAI") dated May 1, 2000. Please call us at 1-800-851-9777 or write us at: Western Reserve, Administrative Office - Annuity Department, P.O. Box 9051, Clearwater, Florida 33758-9051. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The SEC maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the Contract and the funds:

- **are not bank deposits**
- **are not federally insured**
- **are not endorsed by any bank or government agency**
- **are not guaranteed to achieve their goal**
- **involve risks, including possible loss of premium**

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Definitions of Special Terms 1

Summary 3

Annuity Contract Fee Table 9

Examples 11

1. **The Annuity Contract** 12
   - The Contract 12
   - Other Contracts 13

2. **Annuity Payments (The Income Phase)** 13
   - Annuity Payment Options Under the Contract 13
   - Fixed Annuity Payment Options 14
   - Variable Annuity Payment Options 15

3. **Purchase** 16
   - Contract Issue Requirements 16
   - Purchase Payments 16
   - Initial Purchase Requirements 16
   - Additional Purchase Payments 16
   - Maximum Annual Purchase Payments 17
   - Allocation of Purchase Payments 17
   - Right to Cancel Period 17
   - Annuity Value 17
   - Accumulation Units 18

4. **Investment Choices** 18
   - The Separate Account 18
   - The Fixed Account 20
   - Transfers 20
   - Dollar Cost Averaging Program 21
   - Asset Rebalancing Program 22
   - Telephone or Fax Transactions 22
   - Third Party Investment Services 23

5. **Expenses** 23
   - Mortality and Expense Risk Charge 23
   - Annual Contract Charge 24
   - Transfer Charge 24
   - Loan Processing Fee 24
   - Change in Purchase Payment Allocation Fee 24
   - Premium Taxes 25
   - Federal, State and Local Taxes 25
   - Withdrawal Charge 25
   - Portfolio Management Fees 27
   - Reduced or Waived Charges and Expenses to Employees 27

6. **Taxes** 28
   - Annuity Contracts in General 28
   - Qualified and Nonqualified Contracts 28
   - Partial Withdrawals and Complete Surrenders — Nonqualified Contracts 29
   - Multiple Contracts 30

Diversification and Distribution Requirements 30
Partial Withdrawals and Complete Surrenders — Qualified Contracts 30
Taxation of Death Benefit Proceeds 31
Annuity Payments 31
Transfers, Assignments or Exchanges of Contracts 32
Net Income Makeup Charitable Remainder Unitrusts (NIMCRUTs) 32
Possible Tax Law Changes 32

7. Access to Your Money 32
Partial Withdrawals and Complete Surrenders 32
Delay of Payment and Transfers 34
Systematic Partial Withdrawals 34
Contract Loans for Qualified Contracts 34

8. Performance 36

9. Death Benefit 37
When We Pay a Death Benefit 37
When We Do Not Pay a Death Benefit 38
Amount of Death Benefit During the Accumulation Period 38
Alternate Payment Elections Before the Maturity Date 39

10. Other Information 39
Ownership 39
Annuitant 40
Beneficiary 40
Assignment 40
Western Reserve Life Assurance Co. of Ohio 40
The Separate Account 40
Voting Rights 41
Distribution of the Contracts 41
Non-Participating Contract 42
Variations in Contract Provisions 42
IMSA 42
Legal Proceedings 42
Financial Statements 42

Table of Contents of the Statement of Additional Information 43

Appendix A — Condensed Financial Information 44

Appendix B — Historical Performance Data 53

Definitions of Special Terms

accumulation period	The period between the Contract date and the maturity date while the Contract is in force.
accumulation unit value	An accounting unit of measure we use to calculate subaccount values during the accumulation period.
administrative office	Our administrative office and mailing address is P.O. Box 5068, Clearwater, Florida 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-851-9777.
age	The issue age, which is annuitant's age on the birthday nearest the Contract date, plus the number of completed Contract years. When we use the term "age" in this prospectus, it has the same meaning as "attained age" in the Contract.
annuitant	The person you named in the application (or later changed), to receive annuity payments. The annuitant may be changed as provided in the Contract's death benefit provisions and annuity provision.
annuity unit value	An accounting unit of measure we use to calculate annuity payments from the subaccounts after the maturity date.
annuity value	The sum of the separate account value and the fixed account value.
beneficiary(ies)	The person(s) you elect to receive the death benefit proceeds under the Contract.
cash value	The annuity value less any applicable premium taxes and any withdrawal charge.
Code	The Internal Revenue Code of 1986, as amended.
Contract date	The later of the date on which the initial purchase payment is received or the date that the properly completed application is received at Western Reserve's administrative office. We measure Contract years, Contract months and Contract anniversaries from the Contract date.
death report day	The valuation date on which we have received both proof of annuitant's death and your beneficiary's election regarding payment.
fixed account	An option to which you can direct your money under the Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account. The fixed account is not available in all states.
fixed account value	During the accumulation period, your Contract's value in the fixed account.
funds	Investment companies which are registered with the U.S. Securities and Exchange Commission. The Contract allows you to invest in the portfolios of the funds through our subaccounts. We reserve the right to add other registered investment companies to the Contract in the future.
in force	Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.

maturity date	The date on which the accumulation period ends and annuity payments begin. The latest maturity date is the annuitant's 90th birthday. For Contracts issued in conjunction with Net Income Makeup Charitable Remainder Unitrusts, the latest maturity date is the annuitant's 100th birthday.
NYSE	New York Stock Exchange.
nonqualified Contracts	Contracts issued other than in connection with retirement plans.
owner (you, your)	The person(s) entitled to exercise all rights under the Contract. The annuitant is the owner unless the application states otherwise, or unless a change of ownership is made at a later time. Joint owners may be named, provided the joint owners are husband and wife. Joint ownership is not available in all states.
portfolio	A separate investment portfolio of a fund.
purchase payments	Amounts paid by an owner or on the owner's behalf to Western Reserve as consideration for the benefits provided by the Contract. When we use the term "purchase payment" in this prospectus, it has the same meaning as "net purchase payment" in the Contract, which means the purchase payment less any applicable premium taxes.
qualified Contracts	Contracts issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.
separate account	WRL Series Annuity Account, a separate account composed of subaccounts established to receive and invest purchase payments not allocated to the fixed account.
separate account value	During the accumulation period, your Contract's value in the separate account, which equals the total value in each subaccount.
subaccount	A subdivision of the separate account that invests exclusively in the shares of a specified portfolio and supports the Contracts. Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity option.
surrender	The termination of a Contract at the option of the owner.
valuation date/ business day	Each day on which the NYSE is open for trading, except when a subaccount's corresponding portfolio does not value its shares. Western Reserve is open for business on each day that the NYSE is open. When we use the term "business day," it has the same meaning as valuation date.
valuation period	The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.
Western Reserve (we, us, our)	Western Reserve Life Assurance Co. of Ohio.

Summary

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail. Please read the entire prospectus carefully.

1. The Annuity Contract

The WRL Freedom Wealth Creator® is a flexible payment variable accumulation deferred annuity contract (the "Contract") offered by Western Reserve. It is a contract between you, as the owner, and Western Reserve, a life insurance company. The Contract provides a way for you to invest on a tax-deferred basis in the subaccounts of the separate account and the fixed account. We intend the Contract to be used to accumulate money for retirement or other long-term investment purposes.

The Contract allows you to direct your money into any of the 29 subaccounts. Each subaccount invests exclusively in a single portfolio of a fund. The money you invest in the subaccounts will fluctuate daily based on the portfolio's investment results. The value of your investment in the subaccounts is not guaranteed and may increase or decrease. You bear the investment risk for amounts you invest in the subaccounts.

You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account.

You can transfer money between any of the investment choices during the accumulation period, subject to certain limits on transfers from the fixed account.

The Contract, like all deferred annuity contracts, has two phases: the "accumulation period" and the "income phase." During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the Contract. The income phase starts on the maturity date when you begin receiving regular payments from your Contract. The money you can accumulate during the accumulation period, as well as the annuity payment option you choose, will largely determine the amount of any income payments you receive during the income phase.

2. Annuity Payments (The Income Phase)

The Contract allows you to receive income under one of five annuity payment options. You may choose from fixed payment options or variable payment options. If you select a variable payment option, the dollar amount of the payments you receive may go up or down depending on the investment results of the portfolios you invest in at that time. You cannot annuitize until your Contract's fifth anniversary.

3. Purchase

You can buy this Contract with $5,000 ($1,000 for traditional or Roth IRAs and $50 for other qualified Contracts) or more under most circumstances. You can add as little as $50 at any time during the accumulation period.

4. Investment Choices

You can invest your money in any of the 29 fund portfolios by directing it to the corresponding subaccount. The portfolios are described in the fund prospectuses. The portfolios now available to you under the Contract are:

WRL SERIES FUND, INC.

- ☐ WRL VKAM Emerging Growth
- ☐ WRL T. Rowe Price Small Cap
- ☐ WRL Goldman Sachs Small Cap
- ☐ WRL Pilgrim Baxter Mid Cap Growth
- ☐ WRL Alger Aggressive Growth
- ☐ WRL Third Avenue Value
- ☐ WRL Value Line Aggressive Growth
- ☐ WRL GE International Equity
- ☐ WRL Janus Global
- ☐ WRL Great Companies — Technology[SM]
- ☐ WRL Janus Growth
- ☐ WRL Goldman Sachs Growth
- ☐ WRL GE U.S. Equity
- ☐ WRL Great Companies — America[SM]
- ☐ WRL Salomon All Cap
- ☐ WRL C.A.S.E. Growth
- ☐ WRL Dreyfus Mid Cap
- ☐ WRL NWQ Value Equity
- ☐ WRL T. Rowe Price Dividend Growth
- ☐ WRL Dean Asset Allocation
- ☐ WRL LKCM Strategic Total Return
- ☐ WRL J.P. Morgan Real Estate Securities
- ☐ WRL Federated Growth & Income
- ☐ WRL AEGON Balanced
- ☐ WRL AEGON Bond
- ☐ WRL J.P. Morgan Money Market

VARIABLE INSURANCE PRODUCTS FUND

Fidelity VIP Equity-Income Portfolio — Service Class 2

VARIABLE INSURANCE PRODUCTS FUND II (VIP II)

Fidelity VIP II Contrafund® Portfolio — Service Class 2

VARIABLE INSURANCE PRODUCTS FUND III (VIP III)

Fidelity VIP III Growth Opportunities Portfolio — Service Class 2

Depending upon market conditions, you can make or lose money in any of these subaccounts. We reserve the right to offer other investment choices in the future.

You can also allocate your purchase payments to the fixed account. The fixed account is not available in all states. Residents of Washington, Oregon, New Jersey, and Massachusetts may not direct or transfer any money to the fixed account.

Transfers. You have the flexibility to transfer assets within your Contract. At any time during the accumulation period you may transfer amounts among the subaccounts and between the subaccounts and the fixed account. Certain restrictions apply.

5. Expenses

We do not take any deductions from purchase payments at the time you buy the Contract. You invest the full amount of each purchase payment in one or more of the investment choices.

During the accumulation period and the income phase, we deduct a daily mortality and expense risk charge of 1.40% each year from the money you have invested in the subaccounts. We intend to reduce this charge to 1.25% (during the accumulation period) after the first seven Contract years, although we do not guarantee that we will do so.

During the accumulation period, we deduct an annual Contract charge of $35 from the annuity value on each Contract anniversary and at the time of surrender. We currently waive this charge if the total purchase payments, minus all partial withdrawals equals or exceeds $50,000 on the Contract anniversary when this charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.

We impose a $25 charge per transfer if you make more than 12 transfers among the subaccounts per Contract year.

We may deduct state premium taxes, which currently range from 0% to 3.50%, when you make your purchase payments, or if you surrender the Contract or partially withdraw its value, or if we pay out death benefit proceeds, or if you begin to receive regular annuity payments. We only charge you premium taxes in those states that require us to pay premium taxes.

If you make a partial withdrawal or surrender your Contract completely, we will deduct a withdrawal charge for purchase payments withdrawn within seven years after we receive a purchase payment. This charge is 8% of amount that must be withdrawn if the withdrawal occurs within 12 months or less of our receipt of the purchase payment, and then declines gradually to 7% - 13 through 24 months; 6% - 25 through 36 months; 5% - 37 through 48 months; 4% - 49 through 60 months; 3% - 61 through 72 months; 2% - 73 through 84 months; and no withdrawal charge - 85 months or more.

When we calculate withdrawal charges, we treat withdrawals as coming first from the oldest purchase payment, then the next oldest and so forth. For the first withdrawal you make in any Contract year, we will waive that portion of the withdrawal charge that is based on the first 10% of your Contract's annuity value at the time of the withdrawal. Amounts of the first withdrawal in excess of the first 10% of your Contract's annuity value and all subsequent withdrawals you make during the Contract year will be subject to a withdrawal charge. We deduct the full withdrawal charge if you surrender your Contract completely. We waive this charge under certain circumstances. See Expenses — Withdrawal Charge on page 25 for how we calculate the withdrawal charge waived.

The portfolios deduct management fees and expenses from amounts you have invested in the portfolios. Some portfolios also deduct 12b-1 fees from portfolio assets. These charges currently range from 0.44% to 1.20% annually, depending on the portfolio. See the Annuity Contract Fee Table on page 9 of this prospectus and the fund prospectuses.

6. Taxes

The Contract's earnings are generally not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 59½ when you take money out, you may be charged a 10% federal penalty tax on the earnings. The annuity payments you receive during the income phase are considered partly a return of your original investment so that part of each payment is not taxable as income until the "investment in the contract" has been fully recovered. Different tax consequences may apply for a Contract used in connection with a qualified retirement plan.

Death benefits are taxable and generally are included in the income of the recipient as follows: if received under an annuity payment option, death benefits are taxed in the same manner as annuity payouts; if not received under an annuity option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a partial withdrawal or complete surrender.

7. **Access to Your Money**

You can take some or all of your money out anytime during the accumulation period. However, you may not take a partial withdrawal if it reduces the cash value below $5,000. No partial withdrawals may be made from the fixed account without prior consent from us. Access to amounts held in qualified Contracts may be restricted or prohibited. Withdrawal charges may apply. You may also have to pay federal income tax and a penalty tax on any money you take out.

Patial withdrawals may reduce the death benefit by more than the amount withdrawn.

8. **Performance**

The value of your Contract will vary up or down depending upon the investment performance of the subaccounts you choose and will be reduced by Contract fees and charges. We provide performance information in Appendix B and in the SAI. Past performance does not guarantee future results.

9. **Death Benefit**

If you are both the owner and the annuitant and you die before the income phase begins, your beneficiary will receive a death benefit. Death benefit provisions may vary by state.

If you name different persons as owner and annuitant, you can affect whether the death benefit is payable and who would receive it. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

If the annuitant dies during the accumulation period, the death benefit will be the greatest of:

- the annuity value of your Contract on the death report day:
- the total purchase payments you make to the Contract, reduced by any partial withdrawals;
- the annuity value of your Contract on the seventh Contract anniversary, reduced by any partial withdrawals; or
- the highest annuity value of your Contract on any Contract anniversary between your Contract date (as shown on your Contract schedule page) and the earlier of:
    - the annuitant's date of death; or
    - the Contract anniversary nearest the annuitant's 80th birthday.

The highest annuity value will be increased by purchase payments made and decreased by adjusted partial withdrawals taken since the Contract anniversary with the highest annuity value.

The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Fixed Annuity Payment Options and Variable Annuity Payment Options on pages 14 and 15 for a description of the annuity payment options. Please note that not all payment options provide for a death benefit.

10. Other Information

Right to Cancel Period. You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will generally be the total purchase payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. You will keep any gains, and bear any losses, on amounts that you invested in the subaccounts. If state law requires, we will refund your original purchase payment(s). We determine the value of the refund as of the date we receive the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. In some states you may have more than 10 days and/or receive a different refund amount.

Who Should Purchase the Contract? We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth.

Additional Features. This Contract has additional features that might interest you. These include the following:

- **Reduced Minimum Initial Purchase Payment (for nonqualified Contracts)** — You may make a minimum initial purchase payment of $1,000, rather than $5,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer.
- **Systematic Partial Withdrawals** — You can arrange to have money automatically sent to you while your Contract is in the accumulation period. You may take systematic partial withdrawals monthly, quarterly, semi-annually or annually without paying withdrawal charges. Amounts you receive may be included in your gross income and, in certain circumstances, may be subject to penalty taxes.
- **Dollar Cost Averaging** — You can arrange to have a certain amount of money automatically transferred monthly from one or any combination of the fixed account, the WRL J.P. Morgan Money Market or WRL AEGON Bond subaccounts to your choice of subaccounts. Dollar cost averaging does not guarantee a profit and does not protect against a loss if market prices decline.

- **Asset Rebalancing** — We will, upon your request, automatically transfer amounts periodically among the subaccounts on a regular basis to maintain a desired allocation of the annuity value among the various subaccounts.
- **Telephone or Fax Transactions** — You may make transfers, withdrawals and/or change the allocation of additional purchase payments by telephone or fax.
- **Nursing Care Facility Waiver** — If you are confined to a nursing care facility, you may take partial withdrawals or surrender your Contract completely without paying the withdrawal charge, under certain circumstances.
- **Contract Loans** — If you own a qualified Contract, you may be eligible to take out Contract loans during the accumulation period, subject to certain restrictions. See Contract Loans for Qualified Contracts on page 34 for details.

These features are not available in all states and may not be suitable for your particular situation.

Certain states place restrictions on access to the fixed account, on the death benefit calculation, on the annuity payment options and on other features of the Contract. Consult your agent and the Contract form for details.

11. Inquiries

If you need additional information, please contact us at:

Western Reserve Life
Administrative Office
Attention: Annuity Department
P.O. Box 9051
Clearwater, FL 33758-9051
1-800-851-9777
www.westernreserve.com

Annuity Contract Fee Table

Owner Transaction Expenses

Sales Load On Purchase Payments	None
Maximum Withdrawal Charge(1)(2) (as a % of purchase payments)	8%
Transfer Charge	$25 After 12 Per Year
Loan Processing Fee(3)	$30 Per Loan
Change in Purchase Payment Allocation Fee(4)	$25
Annual Contract Charge(2)(5)	$35 Per Contract Year

Separate Account Annual Expenses
(as a percentage of average separate account value)

Mortality and Expense Risk Charge(6)	1.40%
Administrative Charge	None
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES	1.40%

Portfolio Annual Expenses(7)
(as a percentage of average net assets and after expense reimbursements)

Portfolio	Management Fees	Other Expenses	Rule 12b-1 Fees	Total Portfolio Annual Expenses
WRL SERIES FUND, INC.(8)(9)				
WRL VKAM Emerging Growth	0.80%	0.07%	N/A	0.87%
WRL T. Rowe Price Small Cap(10)	0.75%	0.25%	N/A	1.00%
WRL Goldman Sachs Small Cap(10)	0.90%	0.10%	N/A	1.00%
WRL Pilgrim Baxter Mid Cap Growth(10)	0.90%	0.10%	N/A	1.00%
WRL Alger Aggressive Growth	0.80%	0.09%	N/A	0.89%
WRL Third Avenue Value	0.80%	0.20%	N/A	1.00%
WRL Value Line Aggressive Growth(11)	0.80%	0.20%	N/A	1.00%
WRL GE International Equity(12)	1.00%	0.20%	N/A	1.20%
WRL Janus Global(13)	0.80%	0.12%	N/A	0.92%
WRL Great Companies — Technology℠(11)	0.80%	0.20%	N/A	1.00%
WRL Janus Growth(14)	0.80%	0.05%	N/A	0.85%
WRL Goldman Sachs Growth(10)	0.90%	0.10%	N/A	1.00%
WRL GE U.S. Equity	0.80%	0.13%	N/A	0.93%
WRL Great Companies — America℠(11)	0.80%	0.20%	N/A	1.00%
WRL Salomon All Cap(10)	0.90%	0.10%	N/A	1.00%
WRL C.A.S.E. Growth	0.80%	0.20%	N/A	1.00%
WRL Dreyfus Mid Cap(10)	0.85%	0.15%	N/A	1.00%
WRL NWQ Value Equity	0.80%	0.10%	N/A	0.90%
WRL T. Rowe Price Dividend Growth(10)	0.90%	0.10%	N/A	1.00%
WRL Dean Asset Allocation	0.80%	0.07%	N/A	0.87%
WRL LKCM Strategic Total Return	0.80%	0.06%	N/A	0.86%
WRL J.P. Morgan Real Estate Securities	0.80%	0.20%	N/A	1.00%
WRL Federated Growth & Income	0.75%	0.14%	N/A	0.89%
WRL AEGON Balanced	0.80%	0.09%	N/A	0.89%
WRL AEGON Bond	0.45%	0.08%	N/A	0.53%
WRL J.P. Morgan Money Market	0.40%	0.04%	N/A	0.44%
VARIABLE INSURANCE PRODUCTS FUND (VIP)(15)				
Fidelity VIP Equity-Income Portfolio — Service Class 2(16)	0.48%	0.10%	0.25%	0.83%
VARIABLE INSURANCE PRODUCTS FUND II (VIP II)(15)				
Fidelity VIP II Contrafund® Portfolio — Service Class 2(16)	0.58%	0.12%	0.25%	0.95%
VARIABLE INSURANCE PRODUCTS FUND III (VIP III)(15)				
Fidelity VIP III Growth Opportunities Portfolio — Service Class 2(16)	0.58%	0.13%	0.25%	0.96%

(1) The withdrawal charge decreases based on the number of years since the purchase payment was made, from 8% in the year in which the purchase payment was made to 0% in the seventh year after the purchase payment was made. To calculate withdrawal charges, the first purchase payment made is considered to come out first. This charge is waived under certain circumstances.

(2) We may reduce or waive the withdrawal charge and the annual Contract charge for Contracts sold to groups of employees with the same employer, including our directors, officers and full-time employees, or other groups where sales to the group reduce our administrative expenses.

(3) Loans are available for qualified Contracts only. This loan fee is not applicable in all states.

(4) Although we do not currently impose this charge, we reserve the right to impose a $25 charge each time you change your allocation of purchase payments among the subaccounts and the fixed account more than once each Contract quarter.

(5) We currently waive this charge if the total purchase payments, minus all partial withdrawals, equals or exceeds $50,000 on the Contract anniversary for which the charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.

(6) This charge applies to each subaccount. It does not apply to the fixed account. This charge applies during the accumulation period and the income phase. We intend to reduce this charge to 1.25% after the first seven Contract years, but we do not guarantee that we will do so. If we reduce this charge during the accumulation period, we will restore it to 1.40% in the income phase.

(7) The fee table information relating to the portfolios was provided to Western Reserve by the funds. Western Reserve has not independently verified such information.

(8) Effective January 1, 1997, the Board of the WRL Series Fund Inc. (the "WRL Fund") authorized the WRL Fund to charge each portfolio of the WRL Fund an annual Rule 12b-1 fee of up to 0.15% of each portfolio's average daily net assets. However, the WRL Fund will not deduct the fee from any portfolio before April 30, 2001. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the WRL Fund prospectus for more details.

(9) WRL Investment Management, Inc. ("WRL Management"), the investment adviser of the WRL Fund, has undertaken, until at least April 30, 2001, to pay expenses on behalf of the portfolios of the WRL Fund, to the extent normal total operating expenses of a portfolio exceed a stated percentage of the WRL portfolio's average daily net assets. The expense limit, the amount reimbursed by WRL Management during 1999, and the expense ratio without the reimbursement are listed below for each portfolio:

	Expense Limit	Reimbursement Amount	Expense Ratio Without Reimbursement
WRL VKAM Emerging Growth	1.00%	$ N/A	N/A
WRL T. Rowe Price Small Cap	1.00%	63,542	2.46%
WRL Goldman Sachs Small Cap	1.00%	60,555	5.57%
WRL Pilgrim Baxter Mid Cap Growth	1.00%	34,986	1.40%
WRL Alger Aggressive Growth	1.00%	N/A	N/A
WRL Third Avenue Value	1.00%	10,734	1.06%
WRL Value Line Aggressive Growth	1.00%	N/A	N/A
WRL GE International Equity	1.20%	112,088	1.84%
WRL Janus Global	1.00%	N/A	N/A
WRL Great Companies — Technology[SM]	1.00%	N/A	N/A
WRL Janus Growth	1.00%	N/A	N/A
WRL Goldman Sachs Growth	1.00%	49,677	2.68%
WRL GE U.S. Equity	1.00%	N/A	N/A
WRL Great Companies — America[SM]	1.00%	N/A	N/A
WRL Salomon All Cap	1.00%	53,174	2.87%
WRL C.A.S.E. Growth	1.00%	N/A	N/A
WRL Dreyfus Mid Cap	1.00%	34,541	4.89%
WRL NWQ Value Equity	1.00%	N/A	N/A
WRL T. Rowe Price Dividend Growth	1.00%	46,989	2.35%
WRL Dean Asset Allocation	1.00%	N/A	N/A
WRL LKCM Strategic Total Return	1.00%	N/A	N/A
WRL J.P. Morgan Real Estate Securities	1.00%	51,924	2.69%
WRL Federated Growth & Income	1.00%	N/A	N/A
WRL AEGON Balanced	1.00%	N/A	N/A
WRL AEGON Bond	0.70%	N/A	N/A
WRL J.P. Morgan Money Market	0.70%	N/A	N/A

(10) Because these portfolios commenced operations on May 3, 1999, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are annualized.

(11) Because these portfolios commenced operations on May 1, 2000, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are estimates.

(12) The fee table reflects estimated 2000 expenses because the expense limit for this portfolio will be reduced from 1.50% to 1.20% effective May 1, 2000.

(13) WRL Management currently waives 0.025% of its advisory fee on portfolio average daily net assets over $2 billion (net fee — 0.775%.) This waiver will be terminated on June 25, 2000.

(14) WRL Management currently waives 0.025% of its advisory fee for the first $3 billion of the portfolio's average daily net assets (net fee — 0.775%); and 0.05% for the portfolio's average daily net assets above $3 billion (net fee — 0.75%). The fee table reflects estimated 2000 expenses because of the termination of the fee waiver. This waiver will be terminated on June 25, 2000.

(15) The 12b-1 fee deducted for the Variable Insurance Products Fund (VIP), Variable Insurance Products Fund II (VIP II), and Variable Insurance Products Fund III (VIP III) (the "Fidelity VIP Funds") covers certain shareholder support services provided by companies selling variable contracts investing in the Fidelity VIP Funds. The 12b-1 fees assessed against the Fidelity VIP Funds shares held for the Contracts will be remitted to AFSG Securities Corporation ("AFSG"), the principal underwriter for the Contracts.

(16) Service Class 2 expenses are based on estimated expenses for year 2000.

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, and assuming the entire $1,000 is invested in the subaccount listed.

Subaccounts	If You Surrender the Contract at the End of the Applicable Time Period				If You Annuitize* or Remain Invested in the Contract at the End of the Applicable Time Period or If You Do Not Surrender or Annuitize Under the Contract			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
WRL SERIES FUND, INC.								
WRL VKAM Emerging Growth	$104	$133	$165	$269	$ 24	$ 73	$ 125	$ 269
WRL Goldman Sachs Small Cap	105	137	172	282	25	77	132	282
WRL T. Rowe Price Small Cap	105	137	172	282	25	77	132	282
WRL Pilgrim Baxter Mid Cap Growth	105	137	172	282	25	77	132	282
WRL Alger Aggressive Growth	104	134	166	271	24	74	126	271
WRL Third Avenue Value	105	137	172	282	25	77	132	282
WRL Value Line Aggressive Growth	105	137	172	282	25	77	132	282
WRL GE International Equity	107	143	182	301	27	83	142	301
WRL Janus Global	104	135	168	274	24	75	128	274
WRL Great Companies — Technology℠	105	137	172	282	25	77	132	282
WRL Janus Growth	104	133	164	267	24	73	124	267
WRL Goldman Sachs Growth	105	137	172	282	25	77	132	282
WRL GE U.S. Equity	104	135	168	275	24	75	128	275
WRL Great Companies — America℠	105	137	172	282	25	77	132	282
WRL Salomon All Cap	105	137	172	282	25	77	132	282
WRL C.A.S.E Growth	105	137	172	282	25	77	132	282
WRL Dreyfus Mid Cap	105	137	172	282	25	77	132	282
WRL NWQ Value Equity	104	134	167	272	24	74	127	272
WRL T. Rowe Price Dividend Growth	105	137	172	282	25	77	132	282
WRL Dean Asset Allocation	104	133	165	269	24	73	125	269
WRL LKCM Strategic Total Return	104	133	165	268	24	73	125	268
WRL J.P. Morgan Real Estate Securities	105	137	172	282	25	77	132	282
WRL Federated Growth & Income	104	134	166	271	24	74	126	271
WRL AEGON Balanced	104	134	166	271	24	74	126	271
WRL AEGON Bond	100	123	148	234	20	63	108	234
WRL J.P. Morgan Money Market	99	120	144	224	19	60	104	224
Fidelity VIP Equity-Income Portfolio — Service Class 2	103	132	163	264	N/A	N/A	N/A	N/A
Fidelity VIP II Contrafund® Portfolio — Service Class 2	105	136	169	277	25	76	129	277
Fidelity VIP III Growth Opportunities Portfolio — Service Class 2	105	136	170	278	25	76	130	278

* You cannot annuitize your Contract before your Contract's fifth anniversary.

The fee table and examples above will help you understand the costs of investing in the subaccounts. The fee table and examples reflect the 1999 expenses (except as noted in the footnotes) of the portfolios and the subaccount fees and charges but do not reflect premium taxes which may range up to 3.50%, depending on the jurisdiction.

Please remember that the examples are illustrations and do not represent past or future expenses. Your actual expenses paid may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the examples.

The examples above assume that no transfer charges have been assessed. In addition, the $35 annual Contract charge is reflected as a charge of 0.08% based on an average Contract size of $44,369.

Financial Information. We have included in Appendix A a financial history of the accumulation unit values for the subaccounts.

1. THE ANNUITY CONTRACT

The Contract

This prospectus describes the WRL Freedom Wealth Creator® Variable Annuity Contract offered by Western Reserve.

An annuity is a contract between you, the owner, and an insurance company (in this case Western Reserve), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin after the maturity date. (See Section 2 on page 13.) Until the maturity date, your annuity is in the accumulation period and the earnings are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the maturity date, your annuity switches to the income phase.

The Contract is a flexible payment variable accumulation deferred annuity. You can use the Contract to accumulate funds for retirement or other long-term financial planning purposes.

It is a "flexible payment" Contract because after you purchase it, you can generally make additional investments of $50 or more at any time, until the maturity date. But you are not required to make any additional investments.

The Contract is a "variable" annuity because the value of your Contract can go up or down based on the performance of your investment choices. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the accumulation period depends upon the performance of your investment choices. If you elect to receive variable annuity payments during the income phase of your Contract, the amount of your annuity payments will also depend upon investment performance.

The Contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Western Reserve to equal at least 3% per year. There may be different interest rates for each payment or transfer you direct to the fixed account which are equal to or greater than the guaranteed rate. The interest rates we set will be credited for periods of at least one year measured from each payment or transfer date.

The fixed account is not available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.

Other Contracts

We offer other variable annuity contracts which also invest in the same portfolios of the funds. These contracts may have different charges that could affect subaccount performance and may offer different benefits more suitable to your needs. To obtain more information about these contracts, contact your agent, or call us at 1-800-851-9777.

2. ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the date when annuity payments start under the Contract. This is the maturity date. You can change this date by giving us 30 days written notice. The maturity date cannot be earlier than the end of the fifth Contract year. The maturity date cannot be later than the annuitant's 90th birthday. The maturity date may be earlier for qualified Contracts.

Election of Annuity Payment Option. Before the maturity date, if the annuitant is alive, you may choose an annuity payment option or change your option. If you do not choose an annuity option by the maturity date, we will make payments under Option D (see below) as a Variable Life Income with 10 years of guaranteed payments. You cannot change the annuity payment option after the maturity date.

If you choose a variable payment option, you must specify how you want the annuity proceeds divided among the subaccounts as of the maturity date. If you do not specify, we will allocate the annuity proceeds in the same proportion as the annuity value is allocated among the investment options on the maturity date. After the maturity date, you may make transfers among the subaccounts, but you may not make transfers from or to the fixed account; we may limit subaccount transfers to one per Contract year.

Unless you specify otherwise, the annuitant named on the application will receive the annuity payments. You can change the annuitant or add a joint annuitant at any time before the maturity date, so long as we agree. If you do not choose an annuitant, we will consider you to be the annuitant.

Supplemental Contract. Once you annuitize and if you have selected a fixed payment option, the Contract will end and we will issue a supplemental Contract to describe the terms of the option you selected. The supplemental Contract will name who will receive the annuity payments and describe when the annuity payments will be made.

Annuity Payment Options Under the Contract

The Contract provides five annuity payment options that are described below. You may choose any annuity payment option under your Contract. You can choose to receive payments monthly, quarterly, semi-annually or annually.

We will use your "annuity proceeds" to provide these payments. The "annuity proceeds" is your annuity value on the maturity date, less any premium tax that may apply. If your annuity payment would be less than $100, then we will pay you the annuity proceeds in one lump sum.

Fixed Annuity Income Payments. If you choose annuity payment Option A, B or C, the dollar amount of each annuity payment will be fixed on the maturity date and guaranteed by us. The payment amount will depend on three things:

- The amount of the annuity proceeds on the maturity date;
- The interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3%); and
- The specific payment option you choose.

Variable Annuity Income Payments. If you choose variable annuity payment Option D or E, the dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Contract. The dollar amount of each additional variable payment will vary based on the investment performance of the subaccount(s) you invest in and the Contract's assumed investment return of 5%. The dollar amount of each variable payment after the first may increase, decrease or remain constant. If, after all charges are deducted, the actual investment performance exactly matches the Contract's assumed investment return of 5% at all times, then the dollar amount of the next variable annuity payment would remain the same. If actual investment performance, after all charges are deducted, exceeds the assumed investment return, then the amount of the variable annuity payments would increase. But, if actual investment performance, less charges, is lower than the 5% assumed investment return, then the amount of the variable annuity payments would decrease. The portfolio in which you are invested must grow at a rate at least equal to the 5% assumed investment return (plus the mortality and expense risk charge of 1.40% annually) in order to avoid a decrease in the dollar amount of variable annuity payments. For more information on how variable annuity income payments are determined, see the SAI.

The annuity payment options are explained below. Some of the annuity payment options may not be available in all states. Options A, B, and C are fixed only. Options D and E are variable only.

Fixed Annuity Payment Options

Payment Option A — Fixed Installments. We will pay the annuity in equal payments over a fixed period of 5, 10, 15 or 20 years or any other fixed period acceptable to Western Reserve.

Payment Option B — Life Income: Fixed Payments.

- No Period Certain — We will make level payments only during the annuitant's lifetime; or
- 10 Years Certain — We will make level payments for the longer of the annuitant's lifetime or 10 years; or
- Guaranteed Return of Annuity Proceeds — We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we made to you equals the annuity proceeds.

Payment Option C — Joint and Survivor Life Income: Fixed Payments. We will make level payments during the joint lifetime of the annuitant and a joint annuitant of your choice. Payments will be made as long as either person is living.

Variable Annuity Payment Options

Payment Option D — Variable Life Income. The annuity proceeds are used to purchase variable annuity units in the subaccounts you select. You may choose between:

- No Period Certain - We will make variable payments only during the annuitant's lifetime; or
- 10 Years Certain - We will make variable payments for the longer of the annuitant's lifetime or 10 years.

Payment Option E - Variable Joint and Survivor Life Income. We will make variable payments during the joint lifetime of the annuitant and a joint annuitant of your choice. Payments will be made as long as either person is living.

Other annuity payment options may be arranged by agreement with us.

Note Carefully: The death benefit payable after the maturity date will be affected by the annuity option you choose.

If:

- you choose Life Income with No Period Certain or a Joint and Survivor Life Income (fixed or variable); and
- the annuitant(s) dies, for example, before the due date of the second annuity payment;

Then:

- we may make only one annuity payment and there will be no death benefit payable.

If:

- you choose Fixed Installments, Life Income with 10 Years Certain, Life Income with Guaranteed Return of Annuity Proceeds or Variable Life Income with 10 Years Certain; and
- the person receiving payments dies prior to the end of the guaranteed period;

Then:

- the remaining guaranteed payments will be continued to that person's beneficiary, or their value (determined at the date of death) may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the annuitant's address of record. The annuitant is responsible to keep Western Reserve informed of the annuitant's current address of record.

3. PURCHASE

Contract Issue Requirements

Western Reserve will issue a Contract IF:

- we receive the information we need to issue the Contract;
- we receive a minimum initial purchase payment; and
- you (annuitant and any joint owner) are age 85 or younger.

Purchase Payments

You should make checks or drafts for purchase payments payable only to "Western Reserve Life" and send them to our administrative office. Your check or draft must be honored in order for us to pay any associated payments and benefits due under the Contract.

Initial Purchase Requirements

The initial purchase payment for nonqualified Contracts must be at least $5,000. However, you may make a minimum initial purchase payment of $1,000, rather than $5,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer. For traditional or Roth IRAs, the minimum initial purchase payment is $1,000 and for qualified Contracts other than traditional or Roth IRAs, the minimum initial purchase payment is $50.

We will credit your initial purchase payment to your Contract within two business days after the day we receive it at our administrative office and your complete Contract information. If we are unable to credit your initial purchase payment, we will contact you within five business days and explain why. We will also return your initial purchase payment at that time unless you tell us to keep it. We will credit your initial purchase payment as soon as we receive all necessary application information.

The date on which we credit your initial purchase payment to your Contract is the Contract date. The Contract date is used to determine Contract years, Contract months and Contract anniversaries.

If you wish to make purchase payments by bank wire, please instruct your bank to wire federal funds as follows:

All First Bank of Baltimore
ABA #: 052000113
For credit to: Western Reserve Life
Account #: 89539600
Owner's Name:
Contract Number:
Attention: Annuity Accounting

We may reject any application or purchase payments for any reason permitted by law.

Additional Purchase Payments

You are not required to make any additional purchase payments. However, you can make additional purchase payments as often as you like during the lifetime of the annuitant and prior to the maturity date. We will accept purchase payments by bank wire or check. Additional purchase payments must be at least $50 ($100 monthly in the case of nonqualified Contracts with a $1,000 initial purchase payment and $1,000 if by wire). We will credit any additional purchase payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we recieve them at our administrative office. Our business day closes at 4:00 p.m. Eastern Time. If we receive your purchase payments after the close of our business day, we will calculate and credit them as of the close of the next business day.

Maximum Annual Purchase Payments

We allow purchase payments up to a total of $1,000,000 per Contract year without prior approval.

Allocation of Purchase Payments

When you purchase a Contract, we will allocate your purchase payment to the investment choices you selected on your application. Your allocation must be in whole percentages and must total 100%. We will allocate additional purchase payments as you selected on your application, unless you request a different allocation.

You may change allocations for future additional purchase payments by writing or telephoning the administrative office, sending written instructions or by telephone, subject to the limitations described below under Telephone or Fax Transactions on page 22. The allocation change will apply to purchase payments received after the date we receive the change request. We reserve the right to impose a $25 charge each time you change your allocation of purchase payments among the subaccounts and the fixed account more than once each Contract quarter.

You should review periodically how your payments are divided among the subaccounts because market conditions and your overall financial objectives may change.

Right to Cancel Period

You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will generally be the total purchase payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. You will keep any gains, and bear any losses, on amounts that you invested in the subaccounts. If state law requires, we will refund your original purchase payment(s). We determine the value of the refund as of the date we receive the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. In some states you may have more than 10 days, and/or receive a different refund amount.

Annuity Value

You should expect your annuity value to change from valuation period to valuation period to reflect the investment performance of the portfolios, the interest credited to your value in the fixed account, and the fees and charges we deduct. A valuation period begins at the close of business on each business day and ends at the close of business on the next succeeding valuation date. A valuation date is any day the NYSE is open. Our business day closes when the NYSE closes, usually 4:00 p.m. Eastern time. We observe the same holidays as the NYSE.

Accumulation Units

We measure the value of your Contract during the accumulation period by using a measurement called an accumulation unit. During the income phase, we use a measurement called an annuity unit. When you direct money into a subaccount, we credit your Contract with accumulation units for that subaccount. We determine how many accumulation units to credit by dividing the dollar amount you direct to the subaccount by the subaccount's accumulation unit value as of the end of that valuation date. If you withdraw or transfer out of a subaccount, or if we assess a transfer charge, annual Contract charge or any withdrawal charge, we subtract accumulation units from the subaccounts using the same method.

Each subaccount's accumulation unit value was set at $10 when the subaccount started. We recalculate the accumulation unit value for each subaccount at the close of each valuation date. The new value reflects the investment performance of the underlying portfolio and the daily deduction of the mortality and expense risk charge. For a detailed discussion of how we determine accumulation unit values, see the SAI.

4. INVESTMENT CHOICES

The Separate Account

The separate account currently consists of 29 subaccounts.

The Funds. Each subaccount invests exclusively in one portfolio of a fund. The portfolios and their advisers or sub-advisers are listed below.

Portfolio	Adviser or Sub-Adviser
WRL VKAM Emerging Growth	Van Kampen Asset Management Inc.
WRL T. Rowe Price Small Cap	T. Rowe Price Associates, Inc.
WRL Goldman Sachs Small Cap	Goldman Sachs Asset Management
WRL Pilgrim Baxter Mid Cap Growth	Pilgrim Baxter & Associates, Ltd.
WRL Alger Aggressive Growth	Fred Alger Management, Inc.
WRL Third Avenue Value	EQSF Advisers, Inc.
WRL Value Line Aggressive Growth	Value Line, Inc.
WRL GE International Equity	GE Asset Management Incorporated*
WRL Janus Global	Janus Capital Corporation
WRL Great Companies — Technology℠	Great Companies, L.L.C.
WRL Janus Growth	Janus Capital Corporation
WRL Goldman Sachs Growth	Goldman Sachs Asset Management
WRL GE U.S. Equity	GE Asset Management Incorporated
WRL Great Companies — America℠	Great Companies, L.L.C.
WRL Salomon All Cap	Salomon Brothers Asset Management Inc
WRL C.A.S.E Growth	C.A.S.E Management, Inc.
WRL Dreyfus Mid Cap	The Dreyfus Corporation
WRL NWQ Value Equity	NWQ Investment Management Company, Inc.
WRL T. Rowe Price Dividend Growth	T. Rowe Price Associates, Inc.
WRL Dean Asset Allocation	Dean Investment Associates
WRL LKCM Strategic Total Return	Luther King Capital Management Corporation
WRL J.P. Morgan Real Estate Securities	J.P. Morgan Investment Management Inc.
WRL Federated Growth & Income	Federated Investment Counseling
WRL AEGON Balanced WRL AEGON Bond	AEGON USA Investment Management, Inc.
WRL J.P. Morgan Money Market	J.P. Morgan Investment Management Inc.
Fidelity VIP Equity-Income Portfolio — Service Class 2 Fidelity VIP II Contrafund® Portfolio — Service Class 2 Fidelity VIP III Growth Opportunities Portfolio — Service Class 2	Fidelity Management & Research Company

* Effective May 1, 2000, GE Asset Management Incorporated is the sole sub-adviser.

The general public may not purchase these portfolios. Their investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or sub-adviser that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual funds would be similar to those portfolios offered by this prospectus.

There is no assurance that a portfolio will achieve its stated objective(s). More detailed information, including an explanation of each portfolio's investment objective, may be found in the fund prospectuses. You should read the fund prospectuses carefully before you invest.

The Fixed Account

Purchase payments you allocate to and amount you transfer to the fixed account become part of the general account of Western Reserve. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or 1940 Act. Western Reserve has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus which relate to the fixed account.

We guarantee that the interest credited to the fixed account will not be less than 3% per year. We have no formula for determining fixed account interest rates. We establish the interest rate, at our sole discretion, for each purchase payment or transfer into the fixed account. Rates are guaranteed for at least one year.

If you select the fixed account, your money will be placed with the other general assets of Western Reserve. All assets in our general account are subject to the general liabilities of our business operations. The amount of money you are able to accumulate in the fixed account during the accumulation period depends upon the total interest credited. The amount of annuity payments you receive during the income phase under a fixed annuity option will remain level for the entire income phase. You may not transfer money between the fixed account and the subaccounts during the income phase.

When you request a transfer or partial withdrawal from the fixed account, we will account for it on a first-in, first-out ("FIFO") basis, for purposes of crediting your interest. This means that we will take the deduction from the oldest money you have put in the fixed account. You may not make partial withdrawals from the fixed account unless we consent.

The fixed account may not be available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.

Transfers

During the accumulation period, you or your agent/registered representative of record may make transfers from any subaccount. However, if you elect the asset rebalancing program, you may not make any transfers if you want to continue in the program. A transfer would automatically cancel your participation in the asset rebalancing program. We may also limit "substantive" transfers as discussed below.

Transfers from the fixed account are allowed once each Contract year. We must receive written notice within 30 days after a Contract anniversary. The amount that may be transferred is the greater of: (1) 25% of the dollar amount in the fixed account, or (2) the amount you transferred out of the fixed account in the previous Contract year.

During the income phase of your Contract, you may transfer values from one subaccount to another. No transfers may be made to or from the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made. We may limit subaccount transfers to one per Contract year.

The fixed account may not be available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not transfer any of their Contract value to the fixed account.

Transfers may be made by telephone or fax, subject to limitations described below under Telephone or Fax Transactions on page 22.

If you make more than 12 transfers from the subaccounts in any Contract year, we will charge you $25 for each additional transfer you make during that year. Currently, there is no charge for transfers from the fixed account.

Transfers to and from the subaccounts will be processed based on the accumulation unit values determined at the end of the business day on which we receive your written, telephoned, or faxed request at our administrative office, provided we receive your request at our administrative office before the close of our business day (usually 4:00 p.m. Eastern Time). If we receive your request after the close of our business day, we will process the transfer request using the accumulation unit value for the next business day.

The Contract's transfer privilege is not intended to afford owners a way to speculate on short-term movements in the market. Excessive use of the transfer privilege can potentially disrupt the management of the portfolios and increase transaction costs. Accordingly, we have established a policy of limiting excessive transfer activity. We will limit transfer activity to two substantive transfers (at least 30 days apart) from each portfolio, except from WRL J.P. Morgan Money Market, during any 12-month period. We interpret "substantive" to mean either a dollar amount large enough to have a negative impact on a portfolio's operations, or a series of movements between portfolios. We will not limit non-substantive transfers.

We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit.

Dollar Cost Averaging Program

Dollar cost averaging allows you to transfer systematically a specific amount each month from the fixed account, the WRL J.P. Morgan Money Market subaccount, the WRL AEGON Bond subaccount, or any combination of these accounts, to a different subaccount. You may specify the dollar amount to be transferred monthly; however, you must transfer a total of $100 monthly. To qualify, a minimum of $5,000 must be in each subaccount from which we make transfers. There is no charge for this program. These transfers do count towards the 12 free transfers allowed during each Contract year.

If you make dollar cost averaging transfers from the fixed account, each month you may transfer no more than $1/10^{th}$ of the dollar amount in the fixed account on the date you start dollar cost averaging.

By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the portfolios only when the price is high. Dollar cost averaging does not guarantee a profit and it does not protect you from loss if market prices decline.

We reserve the right to discontinue offering dollar cost averaging 30 days after we send notice to you. Dollar cost averaging is not available if you have elected the asset rebalancing program or if you elect to participate in any asset allocation service provided by a third party.

Asset Rebalancing Program

During the accumulation period you can instruct us to rebalance automatically the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program, you elect to participate in any asset allocation service provided by a third party or if you request any other transfer. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance quarterly, semi-annually, or annually.

To qualify for asset rebalancing, a minimum annuity value of $5,000 for an existing Contract, or a minimum initial purchase payment of $5,000 for a new Contract, is required. Asset rebalancing does not guarantee gains, nor does it assure that any subaccount will not have losses.

There is no charge for this program. Each reallocation which occurs under asset rebalancing will be counted towards the 12 free transfers allowed during each Contract year.

We reserve the right to discontinue, modify or suspend the asset rebalancing program at any time.

Telephone or Fax Transactions

You may make transfers, request partial withdrawals and change the allocation of additional purchase payments by telephone. Telephone withdrawals are not allowed in the following situations:

- for qualified Contracts (except IRAs);
- if the amount you want to withdraw is greater than $50,000; or
- if the address of record has been changed within the past 10 days.

Upon instructions from you, the registered representative/agent of record for your Contract may also make telephone transfers or withdrawals for you. If you do not want the ability to make transfers or withdrawals by telephone, you should notify us in writing.

You may make telephone transfers or withdrawals by calling our toll-free number: 1-800-851-9777. You will be required to provide certain information for identification purposes when you request a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.

Please use the following fax numbers for the following types of transactions:

- To request a transfer, please fax your request to us at 727-299-1648. **We will not be responsible for same-day processing of transfers if you fax your transfer request to a number other than this fax number**; and
- To request a partial withdrawal, please fax your request to us at 727-299-1620.

We will not be responsible for transmittal problems which are not reported to us within five business days. Any reports must be accompanied by proof of the faxed transmittal.

Telephone or fax requests must be received before 4:00 p.m. Eastern time to assure same-day pricing of the transaction. We may discontinue this option at any time.

Third Party Investment Services

Western Reserve or an affiliate may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. Such independent third parties may or may not be appointed Western Reserve agents for the sale of Contracts.

Western Reserve does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Contracts. Western Reserve therefore takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties.

Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

5. EXPENSES

There are charges and expenses associated with your Contract that reduce the return on your investment in the Contract. Unless we indicate otherwise, the expenses described below apply only during the accumulation period.

Mortality and Expense Risk Charge

We charge a fee as compensation for bearing certain mortality and expense risks under the Contract. Examples include a guarantee of annuity rates, the death benefits, certain

Contract expenses, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the Contract. The mortality and expense risk charge is equal, on an annual basis, to 1.40% of the average daily net assets that you have invested in each subaccount. We intend to reduce this charge to 1.25% (during the accumulation period) after the first seven Contract years, although we do not guarantee that we will do so. This charge is deducted daily from the subaccounts during both the accumulation period and the income phase. If we reduce this charge during the accumulation period, we will restore it to 1.40% in the income phase.

If this charge does not cover our actual mortality and expense risk costs, we absorb the loss. Conversely, if the charge covers more than actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution costs.

Annual Contract Charge

We deduct an annual Contract charge of $35 from your annuity value on each Contract anniversary and at surrender. We deduct this charge from the fixed account and each subaccount in proportion to the amount of annuity value in each account. We deduct the charge to cover our costs of administering the Contract. We currently waive this charge if the total purchase payments, minus all partial withdrawals, equals or exceeds $50,000 on the Contract anniversary for which the charge is payable.

Transfer Charge

You are allowed to make 12 free transfers per Contract year. If you make more than 12 transfers per Contract year, we charge $25 for each additional transfer. We deduct the charge from the amount transferred. Dollar cost averaging transfers and asset rebalancing are considered transfers. All transfer requests made on the same day are treated as a single request. We deduct the charge to compensate us for the cost of processing the transfer.

Loan Processing Fee

If you take a Contract loan, we will impose a $30 loan processing fee. You have the option either to send us a $30 check for this fee or to have us deduct the $30 from the loan amount. This fee is not applicable in all states. This fee covers loan processing and other expenses associated with establishing and administering the loan reserve. Only qualified Contracts can take Contract loans.

Change in Purchase Payment Allocation Fee

During the accumulation period, you may allocate a percentage of your purchase payments to one or more subaccounts, the fixed account, or a combination of both. If, in any Contract quarter, you change the way you allocate your purchase payments more than once, we reserve the right to impose a $25 charge for the second and each additional change in allocation you make during that Contract quarter. If in the future we impose this charge, we will deduct the charge from the subaccounts on a pro rata basis.

Premium Taxes

Some states assess premium taxes on the purchase payments you make. A premium tax is a regulatory tax that some states assess on the purchase payments made into a contract. If we should have to pay any premium tax, we may deduct the tax from each purchase payment or from the accumulation unit value as we incur the tax. We may deduct the total amount of premium taxes, if any, from the annuity value when:

- you elect to begin receiving annuity payments;
- you surrender the Contract;
- you request a partial withdrawal; or
- a death benefit is paid.

As of the date of this prospectus, the following states assess a premium tax on all initial and subsequent purchase payments:

State	Qualified Contracts	Nonqualified Contracts
South Dakota	0.00%	1.25%
Wyoming	0.00%	1.00%

As of the date of this prospectus, the following states assess a premium tax against the accumulation unit value if you choose an annuity payment option instead of receiving a lump sum distribution:

State	Qualified Contracts	Nonqualified Contracts
California	0.50%	2.35%
Kentucky	2.00%	2.00%
Maine	0.00%	2.00%
Nevada	0.00%	3.50%
West Virginia	1.00%	1.00%

Federal, State and Local Taxes

We may in the future deduct charges from the Contract for any taxes we incur because of the Contract. However, no deductions are being made at the present time.

Withdrawal Charge

During the accumulation period, you may withdraw part or all of the Contract's annuity value. We impose a withdrawal charge to help us recover sales expenses, including broker/dealer compensation and printing, sales literature and advertising costs. We expect to profit from this charge. We deduct this charge from your annuity value at the time you request the withdrawal.

If you take a partial withdrawal or if you surrender your Contract completely, we will deduct a withdrawal charge of up to 8.0% of purchase payments withdrawn within seven years after we receive a purchase payment. We calculate the withdrawal charge on the full amount that must be withdrawn from your annuity value in order to pay the withdrawal amount, including the withdrawal charge. To calculate withdrawal charges, we treat withdrawals as coming first from the oldest purchase payment, then the next oldest and so forth.

For the first withdrawal you make in any Contract year, we waive that portion of the withdrawal charge that is based on the first 10% of your Contract's annuity value on the time of the withdrawal. Amounts of the first withdrawal in excess of the first 10% of your Contract's annuity value and all subsequent withdrawals you make during the Contract year will be subject to a withdrawal charge. We will deduct the full withdrawal charge if you surrender your Contract completely. We do not assess withdrawal charges when you annuitize. We waive the withdrawal charge under certain circumstances (see below).

The following schedule shows the withdrawal charges that apply during the seven years following each purchase payment:

Number of Months Since Purchase Payment Date	Withdrawal Charge
12 or less	8%
13 through 24	7%
25 through 36	6%
37 through 48	5%
49 through 60	4%
61 through 72	3%
73 through 84	2%
85 or more	0%

For example, assume your Contract's annuity value is $100,000 at the end of the 13th month since your initial purchase payment and you withdraw $30,000 as your first withdrawal of the Contract year. Because the $30,000 is more than 10% of your Contract's annuity value ($10,000), you would pay a withdrawal charge of $1,505.37 on the remaining $20,000 (7% of $21,505.37, which is $20,000 plus the $1,505.37 withdrawal charge).

Keep in mind that withdrawals may be taxable, and if made before age 59½, may be subject to a 10% federal penalty tax. For tax purposes, withdrawals are considered to come from earnings first.

Systematic Partial Withdrawals. During any Contract year, you may make systematic partial withdrawals on a monthly, quarterly, semi-annual or annual basis without paying withdrawal charges. Systematic partial withdrawals must be at least $200 ($50 if by direct deposit). The amount of the systematic partial withdrawals may not exceed 10% of the annuity value at the time the withdrawal is made, divided by the number of withdrawals made per calendar year. We reserve the right to discontinue systematic partial withdrawals if any surrender would reduce your annuity value below $5,000.

You may elect to begin or discontinue systematic partial withdrawals at any time. However, we must receive written notice at least 30 days prior to the date systematic partial withdrawals are to be discontinued. (See Systematic Partial Withdrawals on page 34.)

Nursing Care Facility Waiver. If your Contract contains a nursing care facility waiver, we will waive the withdrawal charge, provided:

- you (or any joint owner) have been confined to a nursing care facility for 30 consecutive days or longer;
- your confinement began after the Contract date; and
- you provide us with written evidence of your confinement within two months after your confinement ends.

We will waive the withdrawal charge under the endorsement only for partial withdrawals and complete surrenders made during your confinement or within two months after your confinement ends. This waiver is not available in all states.

NIMCRUT Contracts. The Contract may be utilized to fund a Net Income Makeup Charitable Remainder Unitrust (NIMCRUT). If an owner of a NIMCRUT takes a partial withdrawal from a NIMCRUT Contract, we will deduct withdrawal charges. However, once each calendar quarter, the NIMCRUT owner may withdraw from the NIMCRUT Contract any portion of the annuity value that is greater than the total purchase payments made, then we will not deduct withdrawal charges on such withdrawals.

If the NIMCRUT owner surrenders the Contract completely within the withdrawal charge period, we will deduct withdrawal charges as specified above. The withdrawal charges will be applied to total purchase payments made, less any previous withdrawals on which you paid withdrawal charges. For important information regarding ownership of a Contract by a NIMCRUT see Taxes — Net Income Makeup Charitable Remainder Unitrusts (NIMCRUTs) on page 32.

Portfolio Management Fees

The value of the assets in each subaccount is reduced by the management fees and expenses paid by the portfolios. Some portfolios also deduct 12b-1 fees from portfolio assets. A description of these fees and expenses is found in the Annuity Contract Fee Table section on page 9 of this prospectus and in the fund prospectuses.

Our affiliate, AFSG, the principal underwriter for the Contracts, will receive the 12b-1 fees deducted from portfolio assets for providing shareholder support services to the portfolios. We and our affiliates, including the principal underwriter for the Contracts, may receive compensation from the investment advisers, administrators, and/or distributors (and an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract and may be significant. Some advisers, administrators, distributors or portfolios may pay us (and our affiliates) more than others.

Reduced or Waived Charges and Expenses to Employees

We may reduce or waive the withdrawal charge and annual Contract charge for Contracts sold to large groups of full-time employees of the same employer, including directors, officers and full-time employees of Western Reserve or its affiliates, or other groups where sales to the group reduce our administrative expenses.

6. TAXES

Note: Western Reserve has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax advisor about your own circumstances. We believe that the Contract qualifies as an annuity contract for federal income tax purposes and the following discussion assumes it so qualifies. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Code for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract—qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of your Contract until a distribution occurs - either as a partial withdrawal, complete surrender or as annuity payments.

When a non-natural person (e.g., corporations or certain other entities other than tax-qualified trusts) owns a nonqualified Contract, the Contract will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Contracts

If you purchase the Contract under an individual retirement annuity, a 403(b) plan, 457 plan, or pension or profit sharing plan, your Contract is referred to as a qualified Contract.

If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.

Because variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

A qualified Contract may be used in connection with the following plans:

- Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.
- Tax-Sheltered Annuity (403(b) Plan): A 403(b) plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the Contract on a pre-tax basis.
- Corporate Pension and Profit-Sharing and H.R. 10 Plans: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the Contract on a pre-tax basis.
- Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the Contract.

There are limits on the amount of annual contributions you can make to these plans. Other restrictions may apply. The terms of the plan may limit your rights under a qualified Contract. You should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan. We have provided more detailed information on these plans and the tax consequences associated with them in the SAI.

Partial Withdrawals and Complete Surrenders — Nonqualified Contracts

In general, if you make a withdrawal (partial or systematic) from your Contract, the Code treats that withdrawal as first coming from earnings and then from your purchase payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. When you make a complete surrender you are generally taxed on the amount that your surrender proceeds exceeds your total purchase payments. Loans, pledges and assignments are taxed in the same manner as partial withdrawals and complete surrenders. Different rules apply for annuity payments.

In the event of a partial withdrawal or systematic partial withdrawal from, or complete surrender of, a nonqualified Contract, we will withhold for tax purposes the minimum amount required by law, unless the owner affirmatively elects, before payments begin, to have either nothing withheld or a different amount withheld.

The Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:

- paid on or after the taxpayer reaches age 59½;
- paid after the owner dies;
- paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

- paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
- paid under an immediate annuity; or
- which come from purchase payments made prior to August 14, 1982.

Multiple Contracts

All nonqualified, deferred annuity contracts entered into after October 21, 1988 that we issue (or our affiliates issue) to the same owner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includable in an individual's gross income. There may be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. You should consult a competent tax advisor before purchasing more than one Contract or other annuity contracts.

Diversification and Distribution Requirements

The Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Qualified and nonqualified Contracts must meet certain distribution requirements upon an owner's death in order to be treated as an annuity contract. A qualified Contract (except a Roth IRA) must also meet certain distribution requirements during the owner's life. These diversification and distribution requirements are discussed in the SAI. Western Reserve may modify the Contract to attempt to maintain favorable tax treatment.

Partial Withdrawals and Complete Surrenders — Qualified Contracts

The above information describing the taxation of nonqualified Contracts does not apply to qualified Contracts. There are special rules that govern qualified Contracts, including rules restricting when amounts can be paid from the Contracts and providing that a penalty tax may be assessed on amounts distributed from the Contract prior to the date you reach age 59½, unless you meet one of the exceptions to this rule. We have provided more information in the SAI.

In the case of a partial withdrawal, systematic partial withdrawal, or complete surrender distributed to a participant or beneficiary under a qualifed Contract (other than a Roth IRA or a qualified Contract under Section 457 of the Code as to which there are special rules), a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the Contract to the total annuity value. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of an individual under a Contract which is not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero.

The Code limits the distribution of purchase payments from certain 403(b) Contracts. Distributions generally can only be made when an owner:

- reaches age 59½;

- leaves his/her job;
- dies;
- becomes disabled (as that term is defined in the Code); or
- in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

Loans, pledges and assignments of qualified Contracts are taxed in the same manner as withdrawals from such Contracts.

Taxation of Death Benefit Proceeds

We may distribute amounts from the Contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:

- if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

- if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total purchase payments, less amounts received which were not includable in gross income.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified Contracts (other than a Roth IRA as to which there are special rules), only a portion of the annuity payments you receive will be includable in your gross income.

The excludable portion of each annuity payment you receive generally will be determined as follows:

- Fixed payments - by dividing the "investment in the contract" on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
- Variable payments - by dividing the "investment in the contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If we permit you to select more than one annuity payment option, special rules govern the allocation of the Contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax advisor as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the maturity date, annuity payments stop because of an annuitant's death, the excess (if any) of the "investment in the contract" as of the maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last tax return.

Transfers, Assignments or Exchanges of Contracts

If you transfer your ownership or assign a Contract, designate an annuitant or other beneficiary who is not also the owner, select certain maturity dates, or change annuitants, you may trigger certain income or gift tax consequences that are beyond the scope of this discussion. If you contemplate any such transfer, assignment, selection, or change, you should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Net Income Makeup Charitable Remainder Unitrusts (NIMCRUTs)

Issues arising in connection with the ownership of certain annuity products by charitable remainder trusts are currently under extensive study by the Internal Revenue Service. You should consult a competent legal or tax advisor before you purchase a Contract by, or transfer a Contract to, a charitable remainder trust.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.

7. ACCESS TO YOUR MONEY

Partial Withdrawals and Complete Surrenders

You can have access to the money in your Contract in several ways:

- by making a withdrawal (either a partial withdrawal or complete surrender); or
- by taking annuity payments.

If you want to surrender your Contract completely, you will receive cash value, which equals the annuity value of your Contract minus:

- any withdrawal charges;
- any premium taxes;
- any loans; and

- the annual Contract charge.

The cash value will be determined at the accumulation unit value next determined as of the end of the business day (usually 4:00 p.m. Eastern Time) on which we receive your request for partial withdrawal or complete surrender at our administrative office, unless you specify a later date in your request.

No partial withdrawal is permitted if the withdrawal would reduce the cash value below $5,000. You may not make partial withdrawals from the fixed account unless we consent. Unless you tell us otherwise, we will take the withdrawal from each of the investment choices in proportion to the cash value.

Remember that any withdrawal you make will reduce the annuity value. Under some circumstances, a partial withdrawal will reduce the death benefit by more than the dollar amount of the withdrawal. See Section 9, Death Benefit, and the SAI for more details.

Income taxes, federal tax penalties and certain restrictions may apply to any partial withdrawals or any complete surrender you make.

We must receive a properly completed surrender request which must contain your original signature. If you live in a community property state, your spouse must also sign the surrender request. We will accept fax or telephone requests for partial withdrawals as long as the withdrawal proceeds are being sent to the address of record. The maximum withdrawal amount you may request by fax or telephone is $50,000.

When we incur extraordinary expenses, such as overnight mail expenses, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We charge $20 for an overnight delivery ($30 for Saturday delivery).

For your protection, we will require a signature guarantee for:

- all requests for partial withdrawals or surrenders over $500,000; or
- where the partial withdrawal or surrender proceeds will be sent to an address other than the address of record.

All signature guarantees must be made by:

- a national or state bank;
- a member firm of a national stock exchange; or
- any institution that is an eligible guarantor under SEC rules and regulations.

Notarization is not an acceptable form of signature guarantee.

If the Contract's owner is not an individual, additional information may be required. If you own a qualified Contract, the Code may require your spouse to consent to any withdrawal. Other restrictions will apply to Section 403(b) qualified Contracts and Texas Optional Retirement Program Contracts. For more information, call us at 1-800-851-9777.

- in level quarterly or monthly payments over a 5-year period; or
- over a 10, 15 or 20-year period, if the loan is used to buy your principal residence.

An extended repayment period cannot go beyond the year you turn 70½.

If:

- a repayment is not received within 31 days from the original due date;

Then:

- a distribution of all Contract loans and unpaid accrued interest, and any applicable charges, including any withdrawal charge, will take place.

This distribution will be reported as taxable to the Internal Revenue Service, may be subject to income and penalty tax, and may cause the Contract to not qualify under Section 403(b) of the Code.

You may fax your loan request to us at 727-299-1620.

The loan date is the date we process the loan request. We impose a $30 fee to cover loan processing and expenses associated with establishing and administering the loan reserve (not applicable in all states). We reserve the right to limit the number of Contract loans made to one per Contract year.

Contract loans may not be available in all states.

8. PERFORMANCE

We periodically advertise performance of the subaccounts and investment portfolios. We may disclose at least four different kinds of performance.

First, we may disclose standardized total return figures for the subaccounts that reflect the deduction of all charges assessed during the accumulation period under the Contract, including the mortality and expense charge, the annual Contract charge and the withdrawal charge. *These figures are based on the actual historical performance of the subaccounts investing in the underlying portfolios since since their inception, adjusted to reflect current Contract charges.*

Second, we may disclose total return figures on a non-standardized basis. This means that the data may be presented for different time periods and different dollar amounts. The data will not be reduced by the withdrawal charge currently assessed under the Contract. We will only disclose non-standardized performance data if it is accompanied by standardized total return data.

Third, we may present historic performance data for the portfolios since their inception reduced by some or all fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

Fourth, we may include in our advertising and sales materials, tax-deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets.

The WRL Fund prospectus presents the total return of certain existing SEC-registered funds that are managed by sub-advisers to the WRL portfolios. These funds have investment objectives, policies and strategies that are substantially similar to those of certain portfolios. We call these funds the "Similar Sub-Adviser Funds." None of the fees and charges under the Contract has been deducted from the performance data of the Similar Sub-Adviser Funds. If Contract fees and charges were deducted, the investment returns would be lower. The Similar Sub-Adviser Funds are not available for investment under the Contract.

Appendix B contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

9. DEATH BENEFIT

We will pay a death benefit to the beneficiary, under certain circumstances, if you are both the owner and the annuitant and you die during the accumulation period. (If you are not the annuitant, a death benefit may or may not be paid. See below.) The beneficiary may choose an annuity payment option or may choose to receive a lump sum.

When We Pay a Death Benefit

Before the Maturity Date. We will pay a death benefit to your beneficiary:

If:
- you are both the annuitant and the owner of the Contract; and
- you die before the maturity date.

If:
- you are not the annuitant; and
- you die prior to the maturity date; and
- there is no surviving joint owner.

If the only beneficiary is your surviving spouse, then he or she may elect to continue the Contract as the new annuitant and owner, instead of receiving the death benefit.

Federally prescribed mandatory distribution requirements apply to the annuity value upon the death of any owner or annuitant. These restrictions are detailed in the SAI.

After the Maturity Date. The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Fixed Annuity Payment Options and Variable Annuity Payment Options on pages 15 and 16 for a description of the annuity payment options. Please note that not all payment options provide for a death benefit.

If:

- you are not the annuitant; and
- you die on or after the maturity date; and
- the entire interest in the Contract has not been paid to you;

Then:

- any remaining value in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death.

When We Do Not Pay a Death Benefit

No death benefit is paid in the following cases:

If:

- you are not the annuitant; and
- the annuitant dies prior to the maturity date;

Then:

- you will become the new annuitant and the Contract will continue. In the case of joint owners, the younger joint owner will automatically become the annuitant.

If:

- you are not the annuitant; and
- you die prior to the maturity date;

Then:

- if there is a surviving joint owner, then the Contract will continue with the surviving joint owner as sole owner;
- if the beneficiary is alive and is your spouse, the Contract will continue with the spouse as the new owner; or
- if the beneficiary is alive and is not your spouse, the beneficiary will become the new owner. This new owner generally must surrender the Contract for the cash value within five years of your death.

Note Carefully: If the surviving owner does not name a beneficiary or if no beneficiary is alive, the owner's estate will become the new owner. The Contract's cash value must generally be distributed within five years of your death. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless we receive written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the Contract. It may be necessary to open a probate estate in order to exercise ownership rights to the Contract if no successor owner is named in a written notice received by us.

Amount of Death Benefit During the Accumulation Period

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments but in all events will be paid in accordance with any applicable federal and state laws, rules and regulations.

If the annuitant dies during the accumulation period and if a death benefit is payable, the death benefit will be the greatest of the following:

- the annuity value of your Contract on the death report day;
- the total purchase payment you make to the Contract, reduced by any partial withdrawals;
- the annuity value of your Contract on the seventh Contract anniversary, reduced by any partial withdrawals; or
- the highest annuity value of your Contract on any Contract anniversary between your Contract date (as shown on your Contract schedule page) and the earlier of:
  - the annuitant's date of death; or
  - the Contract anniversary nearest the annuitant's 80th birthday.

The highest annuity value will be increased by purchase payments made and decreased by adjusted partial withdrawals taken following the Contract anniversary date with the highest annuity value. The adjusted partial withdrawal is equal to (a) times (b) where:

- (a) is the ratio of the death benefit to the annuity value, calculated on the date the partial withdrawal is processed, but prior to the processing; and
- (b) is the amount of the partial withdrawal.

Alternate Payment Elections Before the Maturity Date

The beneficiary may elect to receive the death benefit in a lump sum payment, or (if not your surviving spouse) to receive payment:

1. within 5 years of the date of the annuitant's death;
2. over a specific number of years, not to exceed the beneficiary's life expectancy, with payments starting within one year of the annuitant's death; or
3. under a life annuity payout option, with payments starting within one year of the annuitant's death.

Multiple beneficiaries may choose individually among any of the three options.

If the beneficiary chooses 1 or 2 above, this Contract remains in effect and remains in the accumulation period until it terminates at the end of the elected period. The death benefit becomes the new annuity value. If the beneficiary chooses 3 above, the Contract remains in effect, but moves into the annuity phase with the beneficiary receiving payments under a life annuity payout option. Special restrictions apply to 1 above. See the SAI for more details.

10. OTHER INFORMATION

Ownership

You, as owner of the Contract, exercise all rights under the Contract, including the right to transfer ownership (subject to any assignee or irrevocable beneficiary's consent). You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event. Joint owners may be named provided they are husband and wife. Joint ownership is not available in all states.

Annuitant

The annuitant is the person named in the application to receive annuity payments. If no person is named, the owner will be the annuitant. As of the maturity date, and upon our agreement, the owner may change the annuitant or, if either annuity Option C or Option E has been selected, add a co-annuitant. On the maturity date, the annuitant(s) will become the payee(s) and receive the annuity payments.

Beneficiary

The beneficiary is the person who receives the death benefit upon the death of the annuitant when the owner is the annuitant. The beneficiary will become the new owner when the owner is not the same person as the annuitant and the owner dies before the annuitant. You may change the beneficiary during the lifetime of the annuitant, subject to the rights of any irrevocable beneficiary. Any change must be made in writing and received by us at our administrative office and, if accepted, will be effective as of the date on which the request was signed by the owner. Prior to the maturity date, if no owner or beneficiary survives the annuitant, the owner's estate will be the beneficiary. In the case of certain qualified Contracts, the Treasury Regulations prescribe certain limitations on the designation of a beneficiary. See the SAI for more details on the beneficiary.

Assignment

You can also assign the Contract any time prior to the maturity date. Western Reserve will not be bound by the assignment until we receive written notice of the assignment. Western Reserve will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified Contract and such assignments may be subject to tax penalties and taxed as distributions under the Code.

Western Reserve Life Assurance Co. of Ohio

Western Reserve was incorporated under the laws of Ohio on October 1, 1957. It is engaged in the business of writing life insurance policies and annuity contracts. Western Reserve is wholly-owned by First AUSA Life Insurance Company, a stock life insurance company which is wholly-owned indirectly by AEGON USA, Inc. ("AEGON USA"), which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Western Reserve is licensed in the District of Columbia, Guam, Puerto Rico and in all states except New York.

The Separate Account

Western Reserve established a separate account, called the WRL Series Annuity Account, under the laws of the State of Ohio on April 12, 1988. The separate account is divided into subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. Currently, there are 29 subaccounts offered through this Contract. Western Reserve may add, delete or substitute subaccounts or investments held by the subaccounts, and reserves the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by Western Reserve.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the Contracts of the separate account or Western Reserve.

The assets of the separate account are held in Western Reserve's name on behalf of the separate account and belong to Western Reserve. However, the assets underlying the Contracts are not chargeable with liabilities arising out of any other business Western Reserve may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.

Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains other information regarding the separate account.

Voting Rights

Western Reserve will vote all shares of the portfolios in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in accordance with those instructions. We will vote shares for which no timely instructions were received in the same proportion as the voting instructions we received. However, if we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio. More information on voting rights is provided in the SAI.

Distribution of the Contracts

AFSG is the principal underwriter of the Contracts. Like Western Reserve, it is an indirect wholly-owned subsidiary of AEGON USA. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc.

AFSG will receive the 12b-1 fees assessed against the Fidelity VIP Funds' shares held for the Contracts as compensation for providing certain shareholder support services. AFSG will also receive an additional fee based on the value of shares of the Fidelity VIP Funds held for the Contracts as compensation for providing certain recordkeeping services.

The Contracts are offered to the public through broker/dealers licensed under the federal securities laws and state insurance laws and who have entered into written sales agreements with AFSG, including InterSecurities, Inc., Transamerica Capital, Inc. and Transamerica Financial Resources, Inc., all affiliates of Western Reserve. Western Reserve will generally pay broker/dealers sales commissions in an amount equal to 6% of purchase payments. In addition, broker/dealers may receive trail commissions of 0.20% of the annuity value in each Contract year, starting at the end of the first quarter of the second Contract year, provided the Contract has an annuity value of $5,000 or more in the subaccounts. These commissions are not deducted from purchase payments. Certain production, persistency and managerial bonuses may also be paid. Subject to applicable federal and state laws and regulations, Western Reserve may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the Contracts. The level of such compensation will not exceed that paid to broker/dealers for their sale of the Contracts. The offering of the Contracts is continuous and Western Reserve does not anticipate discontinuing the offering of the Contracts. However, Western Reserve reserves the right to do so.

Non-Participating Contract

The Contract does not participate or share in the profits or surplus earnings of Western Reserve. No dividends are payable on the Contract.

Variations in Contract Provisions

Certain provisions of the Contracts may vary from the descriptions in this prospectus in order to comply with different state laws. See your Contract for variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.

The fixed account is not available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.

IMSA

We are a member of the Insurance Maketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

Legal Proceedings

Western Reserve, like other life insurance companies, is involved in lawsuits. We are not aware of any class lawsuits naming us as a defendant or involving the separate account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account, AFSG, or Western Reserve.

Financial Statements

The financial statements of Western Reserve and the separate account are included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Definitions of Special Terms
The Contract — General Provisions
Certain Federal Income Tax Consequences
Investment Experience
Historical Performance Data
Published Ratings
Administration
Records and Reports
Distribution of the Contracts
Other Products
Custody of Assets
Legal Matters
Independent Accountants
Other Information
Financial Statements

Inquiries and requests for an SAI should be directed to:

Western Reserve Life
Administrative Office
Attention: Annuity Department
P.O. Box 9051
Clearwater, Florida 33758-9051
1-800-851-9777

Appendix A
Condensed Financial Information

The accumulation unit values and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables. The number of accumulation units combines the units outstanding for four variable annuity contracts issued by Western Reserve through the subaccount.

WRL J.P. MORGAN MONEY MARKET SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
12/3/1992[1] – 12/31/1992	$10.000	$10.009	10,000
12/31/1993	$10.009	$10.110	869,019
12/31/1994	$10.110	$10.319	2,765,589
12/31/1995	$10.319	$10.728	2,658,931
12/31/1996	$10.728	$11.119	5,253,582
12/31/1997	$11.119	$11.546	5,382,846
12/31/1998	$11.546	$11.989	7,839,228
12/31/1999	$11.989	$12.396	21,724,144

WRL AEGON BOND SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
12/3/1992[1] – 12/31/1992	$10.000	$10.136	10,000
12/31/1993	$10.136	$11.330	1,524,761
12/31/1994	$11.330	$10.400	1,693,632
12/31/1995	$10.400	$12.613	2,598,178
12/31/1996	$12.613	$12.455	3,055,305
12/31/1997	$12.455	$13.407	4,801,744
12/31/1998	$13.407	$14.452	6,350,826
12/31/1999	$14.452	$13.832	6,280,541

WRL JANUS GROWTH SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
12/3/1992[1] – 12/31/1992	$10.000	$10.240	10,000
12/31/1993	$10.240	$10.499	8,326,400
12/31/1994	$10.499	$ 9.493	11,839,096
12/31/1995	$ 9.493	$13.771	14,387,637
12/31/1996	$13.771	$16.019	19,832,582
12/31/1997	$16.019	$18.568	23,272,252
12/31/1998	$18.568	$30.116	27,434,976
12/31/1999	$30.116	$47.419	32,275,260

WRL JANUS GLOBAL SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
12/3/1992[1] – 12/31/1992	$10.000	$10.151	25,000
12/31/1993	$10.151	$13.518	2,212,212
12/31/1994	$13.518	$13.364	7,170,632
12/31/1995	$13.364	$16.217	6,903,573
12/31/1996	$16.217	$20.428	11,159,128
12/31/1997	$20.428	$23.921	15,530,666
12/31/1998	$23.921	$30.669	17,104,721
12/31/1999	$30.669	$51.748	18,875,171

WRL LKCM STRATEGIC TOTAL RETURN SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
3/1/1993[1] – 12/31/1993	$10.000	$11.243	2,518,263
12/31/1994	$11.243	$11.027	6,504,999
12/31/1995	$11.027	$13.555	7,498,916
12/31/1996	$13.555	$15.372	12,770,554
12/31/1997	$15.372	$18.471	15,124,297
12/31/1998	$18.471	$19.969	16,461,563
12/31/1999	$19.969	$22.069	16,136,973

WRL VKAM EMERGING GROWTH SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
3/1/1993[1] – 12/31/1993	$10.000	$12.354	2,059,530
12/31/1994	$12.354	$11.286	5,547,915
12/31/1995	$11.286	$16.337	6,434,051
12/31/1996	$16.337	$19.152	9,376,917
12/31/1997	$19.152	$22.938	11,279,603
12/31/1998	$22.938	$31.063	12,278,821
12/31/1999	$31.063	$62.846	14,178,995

WRL ALGER AGGRESSIVE GROWTH SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
3/1/1994[1] – 12/31/1994	$10.000	$ 9.782	1,165,716
12/31/1995	$ 9.782	$13.313	4,538,244
12/31/1996	$13.313	$14.500	6,954,084
12/31/1997	$14.500	$17.766	9,141,315
12/31/1998	$17.766	$26.048	10,807,100
12/31/1999	$26.048	$43.416	13,252,453

WRL AEGON BALANCED SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
3/1/1994[1] – 12/31/1994	$10.000	$ 9.339	849,727
12/31/1995	$ 9.339	$11.032	1,456,512
12/31/1996	$11.032	$12.045	2,385,500
12/31/1997	$12.045	$13.909	3,156,354
12/31/1998	$13.909	$14.666	4,024,017
12/31/199	$14.666	$14.900	4,467,001

WRL FEDERATED GROWTH & INCOME SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
3/1/1994[1] – 12/31/1994	$10.000	$ 9.453	400,544
12/31/1995	$ 9.453	$11.676	863,789
12/31/1996	$11.676	$12.853	1,553,811
12/31/1997	$12.853	$15.799	2,315,992
12/31/1998	$15.799	$16.055	3,248,069
12/31/1999	$16.055	$15.127	3,023,724

WRL DEAN ASSET ALLOCATION SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
1/3/1995[1] – 12/31/1995	$10.000	$11.843	6,104,685
12/31/1996	$11.843	$13.363	9,397,631
12/31/1997	$13.363	$15.363	12,633,177
12/31/1998	$15.363	$16.411	14,496,370
12/31/1999	$16.411	$15.270	10,938,985

WRL C.A.S.E. GROWTH SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/1996[1] – 12/31/1996	$10.000	$10.773	1,164,233
12/31/1997	$10.773	$12.220	2,618,284
12/31/1998	$12.220	$12.348	3,043,446
12/31/1999	$12.348	$16.297	3,137,092

WRL NWQ VALUE EQUITY SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/1996[1] – 12/31/1996	$10.000	$11.213	2,118,820
12/31/1997	$11.213	$13.827	7,035,132
12/31/1998	$13.827	$12.983	7,102,945
12/31/1999	$12.983	$13.820	5,579,088

WRL GE INTERNATIONAL EQUITY SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	**Accumulation Unit Value at End of Period**	**Number of Accumulation Units Outstanding at End of Period**
1/2/1997[1] – 12/31/1997	$10.000	$10.601	1,050,984
12/31/1998	$10.601	$11.797	1,642,437
12/31/1999	$11.797	$14.536	1,407,842

WRL GE U.S. EQUITY SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	**Accumulation Unit Value at End of Period**	**Number of Accumulation Units Outstanding at End of Period**
1/2/1997[1] – 12/31/1997	$10.000	$12.526	2,141,414
12/31/1998	$12.526	$15.177	4,840,127
12/31/1999	$15.177	$17.721	6,781,197

WRL THIRD AVENUE VALUE SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	**Accumulation Unit Value at End of Period**	**Number of Accumulation Units Outstanding at End of Period**
1/2/1998[1] – 12/31/1998	$10.000	$9.187	1,025,234
12/31/1999	$9.187	$10.483	968,035

WRL J.P. MORGAN REAL ESTATE SECURITIES SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/1998[1] – 12/31/1998	$10.000	$8.427	157,193
12/31/1999	$8.427	$7.996	203,365

WRL GOLDMAN SACHS GROWTH SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/3/1999[1] – 12/31/1999	$10.000	$11.640	503,875

WRL GOLDMAN SACHS SMALL CAP SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/3/1999[1] – 12/31/1999	$10.000	$11.631	166,378

WRL T. ROWE PRICE DIVIDEND GROWTH SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/3/1999[1] – 12/31/1999	$10.000	$9.173	691,875

WRL T. ROWE PRICE SMALL CAP SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/3/1999[1] – 12/31/1999	$10.000	$13.719	359,295

WRL SALOMON ALL CAP SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/3/1999[1] – 12/31/1999	$10.000	$11.449	425,168

WRL PILGRIM BAXTER MID CAP GROWTH SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/3/1999[1] – 12/31/1999	$10.000	$17.633	1,452,014

WRL DREYFUS MID CAP SUBACCOUNT			
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/3/1999[1] – 12/31/1999	$10.000	$10.620	209,699

(1) Commencement of operations of these subaccounts.

Because the WRL Value Line Aggressive Growth, WRL Great Companies — America[SM] and WRL Great Companies — Technology[SM] portfolios did not commence operations until May 1, 2000, and because the Fidelity VIP Equity-Income Portfolio — Service Class 2, Fidelity VIP II Contrafund® Portfolio — Service Class 2 and Fidelity VIP III Growth Opportunities Portfolio — Service Class 2 were not offered under this prospectus until May 1, 2000, there is no condensed financial information for these subaccounts for the year ended December 31, 1999.

Appendix B
Historical Performance Data

Standardized Performance Data

Western Reserve may advertise historical yields and total returns for the subaccounts of the separate account. These figures are based on historical earnings and will be calculated according to guidelines from the SEC. They do not indicate future performance.

WRL J.P. Morgan Money Market Subaccount. The yield of the WRL J. P. Morgan Money Market subaccount is the annualized income generated by an investment in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period, not including capital changes or income other than investment income, is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but we assume that the income earned is reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. For the seven days ended December 31, 1999, the yield of the WRL J.P. Morgan Money Market subaccount was 3.74% and the effective yield was 3.81%.

Other Subaccounts. The **yield** of a subaccount, other than the WRL J.P. Morgan Money Market subaccount, refers to the annualized income generated by an investment in the subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

The **total return** of a subaccount assumes that an investment has been held in a subaccount for various periods of time including a period measured from the date the first subaccount investing in the underlying portfolios began operations. When the first subaccount investing in the underlying portfolios has been in operation for 1, 5, and 10 years, the total return for these periods will be provided, adjusted to reflect current subaccount charges. The total return quotations will represent the average annual compounded rates of return of investment of $1,000 in the subaccount as of the last day of each period.

The yield and total return calculations for a subaccount are not reduced by any premium taxes. For additional information regarding yields and total returns, please refer to the SAI.

Based on the method of calculation described in the SAI, the standardized average annual total returns of the subaccounts for periods from inception of the subaccounts investing in the underlying portfolios to December 31, 1999, and for the one, five and ten year periods ended December 31, 1999 are shown in Table 1 below. Total returns shown in Table 1 reflect deductions of 1.40% for the mortality and expense risk charge and $35 for the annual Contract charge. (Based on an average Contract size of $44,369, the annual Contract charge translates into a charge of 0.08%.) Total returns also assume a complete surrender of the Contract at the end of the period; therefore, the withdrawal charge is deducted.

TABLE 1 Standardized Average Annual Total Returns of the Subaccounts (Assumes Surrender)					
Subaccount	1 Year Ended 12/31/99	5 Years Ended 12/31/99	10 Years Ended 12/31/99	Inception of the Subaccount to 12/31/99**	Subaccount Inception Date**
WRL J.P Morgan Money Market*	-4.69%	3.02%	3.25%	3.52%	02/24/1989
WRL AEGON Bond	-12.36%	5.21%	5.78%	6.47%	02/24/1989
WRL Janus Growth	49.33%	37.70%	21.88%	23.27%	02/24/1989
WRL Janus Global	60.60%	30.80%	N/A	26.12%	12/03/1992
WRL LKCM Strategic Total Return	2.43%	14.40%	N/A	12.11%	03/01/1993
WRL VKAM Emerging Growth	94.16%	40.75%	N/A	30.75%	03/01/1993
WRL Alger Aggressive Growth	58.54%	34.46%	N/A	28.41%	03/01/1994
WRL AEGON Balanced	-6.49%	9.22%	N/A	6.68%	03/01/1994
WRL Federated Growth & Income	-13.86%	9.29%	N/A	6.96%	03/01/1994
WRL Dean Asset Allocation	-15.03%	N/A	N/A	8.26%	01/03/1995
WRL C.A.S.E. Growth	23.88%	N/A	N/A	16.60%	05/01/1995
WRL NWQ Value Equity	-1.64%	N/A	N/A	8.10%	05/01/1996
WRL GE International Equity	15.12%	N/A	N/A	11.71%	01/02/1997
WRL GE U.S. Equity	8.67%	N/A	N/A	19.67%	01/02/1997
WRL Third Avenue Value	6.02%	N/A	N/A	-1.14%	01/02/1998
WRL J.P. Morgan Real Estate Securities	-13.19%	N/A	N/A	-17.24%	05/01/1998
WRL Goldman Sachs Growth	N/A	N/A	N/A	8.34%	05/03/1999
WRL Goldman Sachs Small Cap	N/A	N/A	N/A	8.24%	05/03/1999
WRL T. Rowe Price Dividend Growth	N/A	N/A	N/A	-16.32%	05/03/1999
WRL T. Rowe Price Small Cap	N/A	N/A	N/A	29.12%	05/03/1999
WRL Salomon All Cap	N/A	N/A	N/A	6.43%	05/03/1999
WRL Pilgrim Baxter Mid Cap Growth	N/A	N/A	N/A	68.24%	05/03/1999
WRL Dreyfus Mid Cap	N/A	N/A	N/A	-1.86%	05/03/1999
WRL Value Line Aggressive Growth	N/A	N/A	N/A	N/A	05/01/2000
WRL Great Companies — America℠	N/A	N/A	N/A	N/A	05/01/2000
WRL Great Companies — Technology℠	N/A	N/A	N/A	N/A	05/01/2000
Fidelity VIP Equity-Income Portfolio — Service Class 2	N/A	N/A	N/A	N/A	05/01/2000
Fidelity VIP II Contrafund® Portfolio — Service Class 2	N/A	N/A	N/A	N/A	05/01/2000
Fidelity VIP III Growth Opportunities Portfolio — Service Class 2	N/A	N/A	N/A	N/A	05/01/2000

* Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.

** Refers to the date when the separate account first invested in the underlying portfolios.

Non-Standardized Performance Data

In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

We may from time to time also disclose average annual total return or other performance data in non-standardized formats for the subaccounts. The non-standardized performance data may make different assumptions regarding the amount invested, the time periods shown, or the effect of partial withdrawals or annuity payments.

All non-standardized performance data will be advertised only if the standardized performance data as shown in Table 1 is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Based on the method of calculation described in the SAI, the non-standardized average annual total returns for periods from inception of the subaccounts to December 31, 1999, and for the one, five and ten-year periods ended December 31, 1999 are shown in Table 2 below. Total returns shown in Table 2 reflect deductions of 1.40% for the mortality and expense risk charge and $35 for the annual Contract charge. (Based on an average Contract size of $44,369, the annual Contract charge translates into a charge of 0.08%.) Total returns assume that the Contract is not surrendered and therefore the withdrawal charge is not deducted.

TABLE 2
Non-Standardized Average Annual Total Returns of the Subaccounts
(Assumes No Surrender)

Subaccount	1 Year Ended 12/31/99	5 Years Ended 12/31/99	10 Years Ended 12/31/99	Inception of the Subaccount to 12/31/99**	Subaccount Inception Date**
WRL J.P Morgan Money Market*	3.31%	3.72%	3.25%	3.52%	02/24/1989
WRL AEGON Bond	-4.36%	5.85%	5.78%	6.47%	02/24/1989
WRL Janus Growth	57.33%	37.93%	21.88%	23.27%	02/24/1989
WRL Janus Global	68.60%	31.08%	N/A	26.12%	12/03/1992
WRL LKCM Strategic Total Return	10.43%	14.87%	N/A	12.26%	03/01/1993
WRL VKAM Emerging Growth	102.16%	40.95%	N/A	30.81%	03/01/1993
WRL Alger Aggressive Growth	66.54%	34.70%	N/A	28.57%	03/01/1994
WRL AEGON Balanced	1.51%	9.78%	N/A	7.05%	03/01/1994
WRL Federated Growth & Income	-5.86%	9.84%	N/A	7.33%	03/01/1994
WRL Dean Asset Allocation	-7.03%	N/A	N/A	8.84%	01/03/1995
WRL C.A.S.E. Growth	31.88%	N/A	N/A	17.08%	05/01/1995
WRL NWQ Value Equity	6.36%	N/A	N/A	9.19%	05/01/1996
WRL GE International Equity	23.12%	N/A	N/A	13.30%	01/02/1997
WRL GE U.S. Equity	16.67%	N/A	N/A	21.06%	01/02/1997
WRL Third Avenue Value	14.02%	N/A	N/A	2.36%	01/02/1998
WRL J.P. Morgan Real Estate Securities	-5.19%	N/A	N/A	-12.57%	05/01/1998
WRL Goldman Sachs Growth	N/A	N/A	N/A	16.34%	05/03/1999
WRL Goldman Sachs Small Cap	N/A	N/A	N/A	16.24%	05/03/1999
WRL T. Rowe Price Dividend Growth	N/A	N/A	N/A	-8.32%	05/03/1999
WRL T. Rowe Price Small Cap	N/A	N/A	N/A	37.12%	05/03/1999
WRL Salomon All Cap	N/A	N/A	N/A	14.43%	05/03/1999
WRL Pilgrim Baxter Mid Cap Growth	N/A	N/A	N/A	76.24%	05/03/1999
WRL Dreyfus Mid Cap	N/A	N/A	N/A	6.14%	05/03/1999
WRL Value Line Aggressive Growth	N/A	N/A	N/A	N/A	05/01/2000
WRL Great Companies — America℠	N/A	N/A	N/A	N/A	05/01/2000
WRL Great Companies — Technology℠	N/A	N/A	N/A	N/A	05/01/2000
Fidelity VIP Equity-Income Portfolio — Service Class 2	N/A	N/A	N/A	N/A	05/01/2000
Fidelity VIP II Contrafund® Portfolio — Service Class 2	N/A	N/A	N/A	N/A	05/01/2000
Fidelity VIP III Growth Opportunities Portfolio — Service Class 2	N/A	N/A	N/A	N/A	05/01/2000

* Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.
** Refers to the date when the separate account first invested in the underlying portfolios.

Adjusted Historical Performance Data. We may disclose historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance would include data that precedes the inception dates of the subaccounts investing in the underlying portfolios. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time, based on the portfolio's performance. This data assumes that the subaccounts available under the Contract were in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the Contract. This data is not intended to indicate future performance.

Because the separate account has been invested in portfolio shares since the inception of the class of portfolio shares held by the separate account, the adjusted historic portfolio data for the Contract corresponds to the performance data displayed in Tables 1 and 2 of Appendix B.

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

A History Of Performance•

WRL
INSURANCE • ANNUITIES

Western Reserve Life Assurance Co. of Ohio
Distributor: AFSG Securities Corporation
570 Carillon Parkway
St. Petersburg, FL 33716

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No person is authorized to make any representations in connection with said offering, other than that contained in this prospectus.

WRL00174-5/00

**WESTERN RESERVE LIFE
ASSURANCE CO. OF OHIO**
(A STOCK COMPANY)

Home Office: Columbus, Ohio
Administrative Office: Clearwater, Florida

IN THIS CONTRACT Western Reserve Life Assurance Co. Of Ohio will be referred to as *WE, OUR* or *US*. *OFFICE* refers to Our Administrative Office located in Clearwater, Florida.

WE agree to pay the benefits of this Contract in accordance with its provisions. CONTRACT VALUES DURING THE ACCUMULATION PERIOD WILL INCREASE OR DECREASE IN ACCORDANCE WITH THE CONTRACT VALUE PROVISIONS AND THE INVESTMENT EXPERIENCE OF THE APPLICABLE SUB-ACCOUNTS IN THE SEPARATE ACCOUNT. CONTRACT VALUES, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A SUB-ACCOUNT OF THE SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT.

THE CONSIDERATION for this Contract is the application and the payment of the Initial Payment.

THE ANNUITANT, OWNER, AND BENEFICIARY are as shown in the application unless changed in accordance with the provisions of this Contract.

THE PROVISIONS on the following pages are part of this Contract.

IN WITNESS WHEREOF, We have signed this Contract at our Office in Clearwater, Florida as of the Contract Date.

Secretary — President

RIGHT TO EXAMINE CONTRACT - The Owner may cancel this Contract at any time within ten days after receipt by returning it to Us at P.O. Box 5068, Clearwater, Florida 33758. If the Contract is returned within this period, We will pay to the Owner the sum of:

1. The purchase payments received; plus (or minus)
2. The accumulated gains (or losses), if any, in the Separate Account for this Contract as of the date we receive the returned Contract.

FLEXIBLE PAYMENT VARIABLE ACCUMULATION DEFERRED ANNUITY

Death Benefit Prior to Maturity
Monthly Annuity Commencing on Maturity Date
Non-Participating - No Dividends

Form VA00010

DUPLICATE

CONTRACT GUIDE

ENDORSEMENTS	2
CONTRACT SCHEDULE	3
DEATH BENEFIT PROVISIONS	4
DEFINITIONS	5
SEPARATE ACCOUNT PROVISIONS	6
GENERAL PROVISIONS	8
PURCHASE PAYMENT PROVISIONS	9
CONTRACT VALUE PROVISIONS	10
ANNUITY PROVISIONS	12
FIXED ACCOUNT ANNUITY PAYMENTS	13
VARIABLE ACCOUNT ANNUITY PAYMENTS	14

ENDORSEMENTS

A00002009

PGS 12/30/96

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

CLEARWATER, FLORIDA

CONTRACT SCHEDULE

OWNER:	CAROLYN A HUGHES		
ANNUITANT:	CAROLYN A HUGHES	CONTRACT NUMBER:	01-H0372834
ANNUITY OPTION:	D-10 YEAR CERTAIN	CONTRACT DATE:	DEC 27, 1996
INITIAL PAYMENT:	$1,323.75	MATURITY DATE:	DEC 27, 2050

ANTICIPATED PURCHASE PAYMENT PATTERN*

NO PLANNED PAYMENT - ISSUED WITH THE INITIAL PAYMENT AS A SINGLE PAYMENT PLAN

* THE ANTICIPATED PURCHASE PAYMENT PATTERN IS BASED UPON SELECTION MADE IN THE APPLICATION. THE AMOUNT AND MODE MAY BE CHANGED IN ACCORDANCE WITH THE PURCHASE PAYMENT PROVISIONS ON PAGE 9.

SEPARATE ACCOUNT PROVISIONS

SEPARATE ACCOUNT:	WRL SERIES ANNUITY ACCOUNT
MORTALITY AND EXPENSE CHARGE:	.000038356

PURCHASE PAYMENT PROVISIONS

MAXIMUM ADDITIONAL PAYMENT:	$1,000,000
MINIMUM ADDITIONAL PAYMENT:	$50

CONTRACT VALUE PROVISIONS

MINIMUM ALLOCATION PERCENTAGE:	10%
ANNUAL CONTRACT CHARGE:	$35
MINIMUM BALANCE:	$5,000
WITHDRAWAL CHARGE PERIOD:	84 MONTHS FROM THE DATE OF EACH PURCHASE PAYMENT

WITHDRAWAL CHARGE PERCENTAGE (AS A PERCENTAGE OF EACH RESPECTIVE PURCHASE PAYMENT):

MONTHS SINCE DATE OF PAYMENT	PERCENTAGE
12 MONTHS OR LESS	8%
13 MONTHS THROUGH 24 MONTHS	7%
25 MONTHS THROUGH 36 MONTHS	6%
37 MONTHS THROUGH 48 MONTHS	5%
49 MONTHS THROUGH 60 MONTHS	4%
61 MONTHS THROUGH 72 MONTHS	3%
73 MONTHS THROUGH 84 MONTHS	2%
85 MONTHS OR MORE	0%

DUPLICATE

DEATH BENEFIT PROVISIONS

DEATH OF ANNUITANT DURING THE ACCUMULATION PERIOD. If the Annuitant dies during the Accumulation Period and the Owner is a natural person other than the Annuitant, the Owner will automatically become the Annuitant and the Contract will continue.

If the Annuitant dies during the Accumulation Period and the Owner is either (1) the same individual as the Annuitant, or (2) other than a natural person: then the Death Benefit Proceeds as calculated below are payable to the Beneficiary.

DEATH BENEFIT PROCEEDS. If the Annuitant dies during the Accumulation Period and prior to the sixth contract year, the Death Benefit Proceeds, if payable, will be the greater of:

1. The Annuity Value as of the Death Report Day; or
2. Total purchase payments (less partial withdrawals), increased by 5% on each contract anniversary prior to the Owner's age 80 (Annuitant's age 80 if the Owner is not a natural person), up to an amount not to exceed 200% of the purchase payments less partial withdrawals.

If the Annuitant dies during the Accumulation Period and after the fifth contract year, the Death Benefit Proceeds, if payable, will be the greatest of:

1. The Annuity Value as of the Death Report Day; or
2. Total purchase payments (less partial withdrawals), increased by 5% on each contract anniversary prior to the Owner's age 80 (Annuitant's age 80 if the Owner is not a natural person), up to an amount not to exceed 200% of the purchase payments less partial withdrawals; or
3. The Annuity Value as of the fifth contract anniversary, less any amounts withdrawn from the Contract after the fifth contract year to pay for partial withdrawals.

ALTERNATIVE ELECTION. If the Beneficiary is entitled to receive the Death Benefit Proceeds, the Beneficiary may elect in lieu of a lump sum payment, one of the following options that provide for complete distribution and termination of thisContract at the end of the distribution period:

1. Within 5 years of the date of death of the Annuitant; or
2. Over the lifetime of the Beneficiary; or
3. Over a period that does not exceed the life expectancy (as defined by the Internal Revenue Code and Regulations adopted under the Code) of such Beneficiary.

For subparagraphs (1) and (3), the Annuity Value as of the Death Report Day will be adjusted to equal the Death Benefit Proceeds and this Contract will remain in force as a deferred annuity until the end of the elected distribution period. For subparagraph (2), the Maturity Date will be changed to the Death Report Day and the Death Benefit Proceeds will be used to purchase annuity payments under the Annuity Provisions of this Contract.

Subparagraphs (2) and (3) may be elected only if the Beneficiary is a natural person and payments start within one year of the date of death of the Annuitant.

In addition, if the Beneficiary is entitled to receive the Death Benefit Proceeds and is the spouse of the deceased Annuitant, then the Beneficiary may elect to become the new Annuitant and Owner and keep the Contract in force in lieu of receiving the Death Benefit Proceeds.

THE BACK OF THIS PAGE INTENTIONALLY LEFT BLANK

DEFINITIONS

ACCOUNTS. Allocation options including the Fixed Account and the Sub-Accounts of the Separate Account.

ACCUMULATION PERIOD. The period between the Contract Date and the Maturity Date while the Contract is in force.

ACCUMULATION UNIT VALUE. An accounting unit of measure used to calculate Sub-Account values for the Contract during the Accumulation Period.

ANNUITANT. The person named on the application, or as subsequently changed, to receive annuity payments. The Annuitant may be changed as provided in the Death Benefit Provisions and Annuity Provisions.

ANNUITY PROCEEDS. The amount applied to purchase periodic annuity payments. Such amount is the Annuity Value on the Maturity Date, less any applicable Premium Tax.

ANNUITY UNIT VALUE. An accounting unit of measure used to calculate annuity payments from a Sub-Account after the Maturity Date.

ANNUITY VALUE. The value as described in the Annuity Value section of the Contract Value Provisions.

CASH VALUE. The value as described in the Cash Value section of the Contract Value Provisions.

CONTINGENT BENEFICIARY. The new Beneficiary upon the current Beneficiary's death.

CONTRACT DATE. The later of the date on which payments are first received and the date the properly completed application is received by us at our Office.

DEATH BENEFIT PROCEEDS. The value as described in the Death Benefit Proceeds section of the Death Benefit Provisions.

DEATH REPORT DAY. The Valuation Date coincident with or next following the day on which we have received both: 1) due proof of death; and 2) a Written Notice for an election of a) a single sum payment or b) an alternative election as described under the Death Benefit Provisions.

FIXED ACCOUNT. An allocation option other than the Separate Account.

MATURITY DATE. The date on which the Accumulation Period ends and annuity payments are to commence. The date may be changed as provided in the Annuity Provisions.

PREMIUM TAX. Premium Tax levied by a state or other government entity. The Premium Tax will be paid when due and charged either against the purchase payment or the contract value.

SEC. The Securities and Exchange Commission.

SEPARATE ACCOUNT. A separate investment account composed of several Sub-Accounts established to receive and invest net payments under the Contract and under other variable annuity contracts issued by the Company.

SERIES FUND. A designated mutual fund from which a Sub-Account of the Separate Account will buy shares.

DUPLICATE

SUB-ACCOUNT. A Separate Account allocation option that is made available under this Contract.

SURRENDER. The termination of the Contract at the option of the Owner.

VALUATION DATE. Each Monday through Friday except customary national business holidays on which the New York Stock Exchange is not open for business.

VALUATION PERIOD. The period commencing at the end of one Valuation Date and continuing to the end of the next succeeding Valuation Date.

WITHDRAWAL CHARGE PERIOD. The period of time during which a withdrawal charge may be imposed as shown on Page 3. For each purchase payment, the period begins on the date the payment is received by us.

WRITTEN NOTICE. Written Notice means a notice by the Owner to us requesting or exercising a right of the Owner as provided in the Contract provisions. In order for a notice to be considered a Written Notice, it must: be in writing, signed by the Owner; be in a form acceptable to us; and contain the information and documentation, as determined in our sole discretion, necessary for us to take the action requested or for the Owner to exercise the right specified. A Written Notice will not be considered complete until all necessary supporting documentation required or requested by us has been received by us at our Administrative Office.

SEPARATE ACCOUNT PROVISIONS

The variable benefits under this Contract are provided through the Separate Account referenced on Page 3. The assets of the Separate Account are our property. Assets equal to the liabilities of the Separate Account will not be charged with liabilities arising out of any other business we may conduct. If the assets of the Separate Account exceed the liabilities arising under the contracts supported by the Separate Account, then the excess may be used to cover the liabilities of our general account. The assets of the Separate Account shall be valued as often as any contract benefits vary, but at least monthly.

SUB-ACCOUNTS. The Separate Account has various Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the portfolios of an underlying Series Fund. Assets invested after the Maturity Date may be invested in different Sub-Accounts than assets invested during the Accumulation Period. We reserve the right to add or remove any Sub-Account of the Separate Account. Income and realized and unrealized gains and losses from assets in each Sub-Account are credited to, or charged against, that Sub-Account without regard to income, gains, or losses in other Sub-Accounts. Any amount charged against the contract value for federal or state income taxes will be deducted from that Sub-Account.

TRANSFERS AMONG SUB-ACCOUNTS. During the Accumulation Period, the Owner may transfer all or a portion of this Contract's value in its Sub-Accounts to other Sub-Accounts or the Fixed Account. We reserve the right to charge a $10 fee for each transfer after the first twelve transfers during any one contract year. This charge will be deducted from the funds transferred. We must be notified in a manner satisfactory to us. The transfer ordinarily will take effect on the first Valuation Date on or following the date notice is received at our Office.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS. We reserve the right to transfer assets of the Separate Account, which we determine to be associated with the class of contracts to which this Contract belongs, to another Separate Account. If this type of transfer is made, the term "Separate Account", as used in this Contract, shall then mean the Separate Account to which the assets were transferred. We also reserve the right to add, delete, or substitute investments held by any Sub-Account.

We reserve the right, when permitted by law, to:

1. Deregister the Separate Account under the Investment Company Act of 1940;

2. Manage the Separate Account under the direction of a committee at any time;

3. Restrict or eliminate any voting privileges of contractowners or other persons who have voting privileges as to the Separate Account; and

4. Combine the Separate Account or any Sub-Account(s) with one or more other separate accounts or sub-accounts.

CHANGE OF INVESTMENT OBJECTIVES. We reserve the right to change the investment objective of any Sub-Account. If required by law or regulation, an investment objective of the Separate Account, or of a Series Fund portfolio designated for a Sub-Account, will not be materially changed unless a statement of the change is filed with and approved by the appropriate insurance official of the state of our domicile or deemed approved in accordance with such law or regulation. If required, approval of or change of any investment objective will be filed with the Insurance Department of the state where this Contract is delivered.

ACCUMULATION UNIT VALUE. Some of the contract values fluctuate with the investment results of the Sub-Accounts. In order to determine how investment results affect the contract values, an Accumulation Unit Value is determined for each Sub-Account. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next. Accumulation Unit Values also will vary between Sub-Accounts.

The Accumulation Unit Value of any Sub-Account at the end of a Valuation Period is the result of:

1. The total value of the assets held in the Sub-Account. This value is determined by multiplying the number of shares of the designated Series Fund portfolio owned by the Sub-Account times the net asset value per share; minus

2. The accrued charge for administration and adverse mortality and expense experience. The daily amount of this charge is equal to the net assets of the Sub-Account multiplied by the Mortality and Expense Charge shown on Page 3; minus

3. The accrued amount of reserve for any taxes that are determined by us to have resulted from the investment operations of the Sub-Account; and the result divided by

4. The number of outstanding units in the Sub-Account.

The use of the Accumulation Unit Value in determining contract values is described in the Contract Value Provisions.

GENERAL PROVISIONS

THE CONTRACT. This Contract and the attached application constitute the entire Contract. All statements in the application, in the absence of fraud, will be deemed representations and not warranties. No statement can be used to void this Contract or be used in defense of a claim unless it is contained in the written application. No Contract provision can be waived or changed except by endorsement. Such endorsement must be signed by our President or Secretary. We reserve the right to amend the Contract to meet the requirements of any applicable Federal or state laws or regulations.

OWNERSHIP. This Contract belongs to the Owner. The Owner as shown on Page 3, or as subsequently changed, may exercise all rights under this Contract including the right to transfer ownership. These rights may be subject to the consent of any assignee or irrevocable beneficiary.

SUCCESSOR OWNER. A Successor Owner can be named in the application or by Written Notice. If the Owner is not the Annuitant, the Successor Owner will become the new Owner should the Owner die before the Annuitant.

CHANGE OF OWNERSHIP UPON REQUEST. We will not be bound by any requested change in the ownership designation unless it is made by Written Notice. The change will be effective on the date the Written Notice is accepted by us. If we request, this Contract must be returned to our Office for endorsement.

Changing the Owner or naming a new Successor Owner cancels any prior designation of Successor Owner, but it does not change the Beneficiary or the Annuitant.

CHANGE OF OWNERSHIP UPON DEATH OF OWNER. Should the Owner die during the Accumulation Period, we will be bound by the following:

1. If the Owner is the Annuitant, then the Death Benefit Proceeds are payable as provided in the Death Benefit Provisions.
2. If the Owner is not the Annuitant and dies before the Annuitant:
   - (a) If no Successor Owner is named and alive, the Owner's estate will become the new Owner. The Cash Value must be distributed within five years of the former Owner's death; or
   - (b) If the Successor Owner is alive and is the Owner's spouse, this Contract will continue with the spouse as the new Owner; or
   - (c) If the Successor Owner is alive and is not the Owner's spouse, the Successor Owner will become the new Owner. The Cash Value must be distributed either:
     - (1) within five years of the former Owner's death; or
     - (2) over the lifetime of the new Owner, if a natural person, with payments beginning within one year of the former Owner's death; or
     - (3) over a period that does not exceed the life expectancy (as defined by the Internal Revenue Code and Regulations adopted under the Code) of the new Owner, if a natural person, with payments beginning within one year of the former Owner's death.

ASSIGNMENT. This Contract may be assigned prior to the Maturity Date. We will not be bound by any assignment unless made by Written Notice. The assignment will be effective on the date the Written Notice is received at our Office and accepted by us. We assume no responsibility for the validity of any assignment.

INCONTESTABILITY. This Contract is incontestable from the Contract Date.

BENEFICIARY. The Beneficiary, as named in the application or subsequently changed, is entitled to receive the Death Benefit Proceeds, if any, as provided in the Death Benefit Provisions of this Contract. If no Beneficiary is alive, the benefits payable to the Beneficiary will be paid to the Owner, if surviving, otherwise to the Owner's estate.

CHANGE OF BENEFICIARY. We will not be bound by any change in the Beneficiary designation unless it is made by Written Notice. The change will be effective on the date the Written Notice was signed; however, no change will apply to any payment we made before the Written Notice is received. If we request, this Contract must be returned to our Office for endorsement.

AGE AND SEX. If a date of birth or sex has been misstated, any amount payable will be adjusted to conform to the correct date of birth and sex.

CONTRACT YEARS. Contract years and anniversaries are measured from the Contract Date.

REPORTS. During the Accumulation Period, we will send a report to the Owner at least once each year. It will show the activity that occurred during the year and the value of the Contract as of the date of the report.

CONTRACT PAYMENT. All payments from the Fixed Account will be paid in one sum unless otherwise elected under the Annuity Provisions of this Contract. We have the right to postpone payments and transfers from the Fixed Account for up to six months. All payments and transfers from the Sub-Accounts will be processed as provided in this Contract unless one of the following situations exist:

1. The New York Stock Exchange is closed; or
2. The SEC requires that trading be restricted or declares an emergency; or
3. The SEC allows us to defer payments to protect our contractowners.

PROTECTION OF PROCEEDS. Unless the Owner directs by filing Written Notice, no Beneficiary may assign any payments under this Contract before the same are due. To the extent permitted by law, no payments under this Contract will be subject to the claims of creditors of any Beneficiary.

PURCHASE PAYMENT PROVISIONS

PURCHASE PAYMENTS. Payments after the first are payable at our Office. The amount of payment which may be paid during any contract year may not exceed the Maximum Additional Payment shown on Page 3 without our consent. Payments will not be accepted in an amount less than the Minimum Additional Payment shown on Page 3 without our consent. Our acceptance of any payment shall not constitute a waiver of these limits with respect to subsequent payments.

CONTRACT VALUE PROVISIONS

NET PAYMENT. The net payment will be the payment received less Premium Tax, if any.

ALLOCATION OF NET PAYMENTS. Net payments will be allocated to the Accounts on the first Valuation Date on or following the date the payment is received at our Office. With respect to the Initial Payment, the allocation will take place on the Contract Date.

Any allocation to an Account must not be less than the Minimum Allocation Percentage shown on Page 3. No fractional percentages are permitted. The allocation of future net payments may be changed by the Owner. We reserve the right to limit such change to once each year. The request for change of allocations must be in a manner satisfactory to us. The allocation change will be effective the date the request for change is recorded by us.

SUB-ACCOUNT VALUE. At the end of any Valuation Period, the Sub-Account value is equal to the number of units that the Contract has in the Sub-Account, multiplied by the Accumulation Unit Value of that Sub-Account.

The number of units that the Contract has in each Sub-Account is equal to:

1. The initial units purchased on the Contract Date; plus
2. Units purchased at the time additional net payments are allocated to the Sub-Account; plus
3. Units purchased through transfers from another Account; minus
4. Any units that are redeemed to pay for partial withdrawals; minus
5. Any units that are redeemed as part of a transfer to another Account; minus
6. Any units that are redeemed to pay the Annual Contract Charge, Premium Tax and transfer fees, if any.

FIXED ACCOUNT. At the end of any Valuation Period, the value is equal to:

1. The sum of all net payments allocated to the Fixed Account; plus
2. Any amounts transferred from a Sub-Account to the Fixed Account; plus
3. Total interest credited to the Fixed Account; minus
4. Any amounts withdrawn from the Fixed Account to pay for partial withdrawals; minus
5. Any amounts transferred to a Sub-Account from the Fixed Account; minus
6. Any amounts charged to pay the Annual Contract Charge, Premium Tax and transfer fees, if any.

Interest on the Fixed Account will be compounded daily at a minimum guaranteed effective annual interest rate of 4% per year. We may declare from time to time higher current interest rates. The interest rates we set will be credited for increments of at least one year measured from each purchase payment or transfer date.

On transfers from the Fixed Account to a Sub-Account, unless we otherwise consent:

1. Written Notice must be within 30 days after a contract anniversary.
2. The transfer will ordinarily take place on the first Valuation Date on or following the date we receive such Written Notice.
3. The amount that may be transferred is the greater of (a) 25% of the amount in the Fixed Account; or (b) the amount transferred in the prior policy year from the Fixed Account.

We reserve the right to defer payment of any amounts from the Fixed Account for no longer than six months after we receive such Written Notice.

ANNUAL CONTRACT CHARGE. During the Accumulation Period, the Annual Contract Charge shown on Page 3 will be made once a year on each contract anniversary from the Annuity Value. If the Contract is surrendered on other than an anniversary date, the charge will also be made on the date of surrender.

ANNUITY VALUE. At the end of any Valuation Period, the Annuity Value is equal to the sum of the Account values.

PARTIAL WITHDRAWAL. Prior to the Maturity Date, a partial withdrawal may be made by the Owner without surrender of this Contract. Unless we otherwise consent:

1. The request must be made by Written Notice.
2. The partial withdrawal may not reduce the Cash Value to less than the Minimum Balance shown on Page 3.
3. No partial withdrawal may be made during the first contract year.
4. No more than one partial withdrawal may be made during any contract year.
5. No amount from the Fixed Account may be withdrawn.

The amount payable will be the partial withdrawal less any applicable withdrawal charge and Premium Tax. The Sub-Account(s) for the withdrawal may be specified. If not specified, withdrawals will be based on the current allocation election.

CASH VALUE. This Contract may be surrendered by the Owner for its Cash Value upon Written Notice at any time prior to the then current Maturity Date. The Cash Value at any time equals the Annuity Value on the Valuation Date coincident with or next following the date we receive Written Notice of surrender less any applicable withdrawal charge and Premium Tax. Payment will usually be made within seven days of Written Notice subject to the Contract Payment section of the General Provisions and the Fixed Account section of these provisions.

WITHDRAWAL CHARGE. On the surrender or partial withdrawal of purchase payments paid beyond the Withdrawal Charge Period shown on Page 3, no withdrawal charge will be imposed.

On the partial withdrawal of purchase payments within the Withdrawal Charge Period, the withdrawal charge will equal the purchase payment paid within the Withdrawal Charge Period times the applicable Withdrawal Charge Percentage shown on Page 3. However, for the first partial withdrawal during each contract year, any withdrawal charge will be waived on the first 10% of the Annuity Value being withdrawn.

On the surrender of purchase payments within the Withdrawal Charge Period, the withdrawal charge will equal the purchase payment paid within the Withdrawal Charge Period times the applicable Withdrawal Charge Percentage shown on Page 3. No waiver of a withdrawal charge will be made for any portion of a surrender.

BASIS OF COMPUTATION. A detailed statement of the method of computation of values has been filed with the insurance supervisory official of the jurisdiction in which this Contract is delivered. All values for this Contract are equal to or greater than the values required by statutes in such jurisdiction.

DUPLICATE

ANNUITY PROVISIONS

COMMENCEMENT OF ANNUITY PAYMENTS. Monthly annuity payments will begin as of the Maturity Date shown on Page 3, unless another Maturity Date has been elected as provided in these provisions.

MATURITY DATE. The Maturity Date shown on Page 3 may be changed to a different Maturity Date, subject to all of the following:

1. Written Notice prior to the Maturity Date.
2. The new Maturity Date is at least 5 years after the Contract Date.
3. The attained age of the Annuitant as of the new Maturity Date is not greater than 90.

ANNUITY OPTION. The Annuity Option shown on Page 3 may be changed to any other option available upon Written Notice prior to the Maturity Date. If a variable account annuity payment option is chosen, the Owner must include in the Written Notice the Sub-Account allocation of the Annuity Proceeds as of the Maturity Date.

CHANGE OF ANNUITANT. As of the Maturity Date and upon agreement with us, the Owner may elect a different Annuitant or add a joint annuitant who will be a joint payee under either Option C or Option E.

PAYEE. The Annuitant(s) on the Maturity Date will become the payee(s) and receive the annuity payments.

AVAILABILITY. If the payee is not a natural person, an Annuity Option is only available with our permission. No Annuity Option is available if:

1. The payee is an assignee; or
2. The periodic payment is less than $20.

AGE. Age, when required, means age nearest birthday on the effective date of the option. We will furnish rates for ages or combination of ages not shown upon request.

PROOF OF AGE AND SEX. Prior to making the first monthly annuity payment under this Contract, we reserve the right to require satisfactory evidence of the birthdate and the sex of any payee. If required by law to ignore differences in sex of any payee, annuity payments will be determined using unisex rates.

PROOF OF SURVIVAL. Prior to making any payment under this Contract, we reserve the right to require satisfactory evidence that the payee is:

1. Alive on the due date of such payment; and
2. Legally qualified to receive such payment.

DEATH BENEFIT AFTER THE MATURITY DATE. The death benefit after the Maturity Date and after the commencement of annuity payments depend upon the annuity option selected. If a payee dies on or after the commencement of annuity payments, the remaining portion of any interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the payee's death.

RESTRICTIONS. After the Maturity Date, no additional purchase payments, partial withdrawals, transfers, full surrenders, change of Annuitants nor Annuity Options may be made under this Contract.

FIXED ACCOUNT ANNUITY PAYMENTS

INTEREST AND MORTALITY. All Fixed Account annuity option payments are based on a guaranteed interest rate of 3%. Mortality is based on the "1983 Table a" mortality table with projection. Gender based mortality tables will be used unless prohibited by law.

AMOUNT OF MONTHLY FIXED ACCOUNT ANNUITY PAYMENT. The amount of each monthly annuity payment will be determined by multiplying:

1. The appropriate rate based on the guaranteed interest rate and, for Options B and C, the mortality table for Fixed Account annuity payments; times
2. The Annuity Proceeds as of the Maturity Date.

FIXED ACCOUNT ANNUITY OPTIONS. The following options are available for payment of Fixed Account monthly annuity payments. The rates shown are the guaranteed rates for each $1,000 of Annuity Proceeds at selected ages. Any guaranteed rates not shown for the options below will be available upon request. Higher current rates may be available at the Maturity Date.

Option A - Fixed Period. The Annuity Proceeds will be paid in equal installments. The installments will be paid over a fixed period determined from the following table:

Fixed Period (in Months)	Rate
60	17.91
120	9.61
180	6.87
240	5.51

Option B - Life Income. The Annuity Proceeds will be paid in equal installments determined from the following table. Such installments are payable:

1. during the payee's lifetime only (Life Annuity); or
2. during a 10 Year fixed period certain and for the payee's remaining lifetime (Certain Period); or
3. until the sum of installments paid equals the Annuity Proceeds applied and for the payee's remaining lifetime (Installment Refund).

Payee's	Life Annuity			Certain Period			Installment Refund		
Age	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex
55	4.20	3.81	4.01	4.15	3.79	3.98	4.00	3.71	3.85
60	4.67	4.17	4.43	4.59	4.14	4.37	4.37	4.02	4.19
65	5.33	4.68	5.01	5.17	4.61	4.90	4.84	4.42	4.62
70	6.26	5.39	5.82	5.89	5.24	5.58	5.45	4.94	5.18
75	7.53	6.42	6.97	6.75	6.06	6.42	6.24	5.64	5.91
80	9.33	7.95	8.63	7.66	7.04	7.37	7.25	6.57	6.88
85	11.84	10.21	11.02	8.48	8.04	8.27	8.55	7.78	8.14
90	15.31	13.49	14.40	9.08	8.81	8.96	10.21	9.30	9.74

Option C - Joint and Survivor Life Income. The Annuity Proceeds will be paid in equal installments during the joint lifetime of two payees and continuing upon the death of the first payee for the remaining lifetime of the survivor.

VARIABLE ACCOUNT ANNUITY PAYMENTS

ANNUITY UNIT VALUE. The Annuity Proceeds will be used to purchase variable annuity units in the chosen Sub-Account(s). The Annuity Unit Value in any Sub-Account will increase or decrease reflecting the investment experience of that Sub-Account.

The Annuity Unit Value of any Sub-Account at the end of a Valuation Period is equal to (a) multiplied by (b) multiplied by (c), where:

(a) is the Annuity Unit Value for that Sub-Account at the end of the immediately preceding Valuation Period;
(b) is the net investment factor for the Sub-Account for the Valuation Period; and
(c) is the Assumed Investment Return adjustment factor for the Valuation Period.

The Assumed Investment Return adjustment factor for the Valuation Period is the product of discount factors of .99986634 per day to recognize the 5.0% effective annual Assumed Investment Return.

The net investment factor used to calculate the value of the Annuity Unit Value in each Sub-Account for the Valuation Period is determined by dividing (d) by (e) and subtracting (f) from the result, where:

(d) is the net result of:
  (1) the net asset value of a Series Fund share held in that Sub-Account determined as of the end of the current Valuation Period; plus
  (2) the per share amount of any dividend or capital gain distributions made by the Series Fund for shares held in that Sub-Account if the ex-dividend date occurs during the Valuation Period; plus or minus
  (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the investment operations of the Sub-Account.

(e) is the net asset value of a Series Fund share held in the Sub-Account determined as of the end of the immediately preceding Valuation Period.

(f) is a factor representing the mortality and expense risk fee, and administrative charge. This factor is equal, on an annual basis, to 1.40% of the daily net asset value of a Series Fund share held in the Separate Account for that Sub-Account.

DETERMINATION OF THE FIRST VARIABLE PAYMENT. The amount of the first variable payment is determined by multiplying the Annuity Proceeds times the appropriate rate from the variable option selected. The tables are based on the "1983 Table a" mortality table with projection with a 5% effective annual Assumed Investment Return and assuming a Maturity Date in the year 2000. Gender based mortality tables will be used unless prohibited by law.

The amount of the first payment depends upon the adjusted age of the Annuitant. The adjusted age is the Annuitant's actual age nearest birthday at the Maturity Date, adjusted as follows:

Maturity Date	Adjusted Age
Before 2001	Actual Age
2001 - 2010	Actual Age minus 1
2011 - 2020	Actual Age minus 2
2021 - 2030	Actual Age minus 3
2031 - 2040	Actual Age minus 4

After the year 2040 as determined by us.

DETERMINATION OF SUBSEQUENT VARIABLE PAYMENTS. The amount of variable annuity payments after the first will increase or decrease according to the Annuity Unit Value which reflects the investment experience of the selected Sub-Account(s). Each variable annuity payment after the first will be equal to the number of variable annuity units in each selected Sub-Account multiplied by the Annuity Unit Value of that Sub-Account on the date the payment is processed. The number of variable annuity units in any selected Sub-Account is determined by dividing the first variable annuity payment allocated to that Sub-Account by the variable Annuity Unit Value of that Sub-Account on the date the first annuity payment is processed.

VARIABLE ACCOUNT ANNUITY OPTIONS. The following options are available for payment of Variable Account monthly annuity payments. The rates shown are the guaranteed rates for each $1,000 of Annuity Proceeds at selected ages. These rates are used to determine the first variable payment under each option. Any guaranteed rates not shown for the options below will be available upon request.

Option D - Variable Life Income. The Annuity Proceeds will be paid in installments determined from the following table. Such installments are payable:

1. during the payee's lifetime only (Variable Life Annuity); or
2. during a 10 year fixed period certain and for the payee's remaining lifetime (Variable Certain Period).

Adjusted	Variable Life Annuity			Variable Certain Period		
Payee's Age	Male	Female	Unisex	Male	Female	Unisex
55	5.39	4.98	5.19	5.33	4.95	5.14
60	5.88	5.36	5.63	5.77	5.31	5.55
65	6.57	5.88	6.23	6.35	5.78	6.07
70	7.53	6.61	7.08	7.05	6.41	6.75
75	8.84	7.68	8.25	7.86	7.21	7.54
80	10.69	9.26	9.97	8.71	8.15	8.44
85	13.27	11.62	12.44	9.48	9.07	9.29
90	16.82	15.02	15.89	10.03	9.79	9.93

Option E - Variable Joint and Survivor Life Income. The Annuity Proceeds will be paid in installments during the joint lifetime of two payees and continuing upon the death of the first payee for the remaining lifetime of the survivor.

DUPLICATE

WESTERN RESERVE LIFE
ASSURANCE CO. OF OHIO

FLEXIBLE PAYMENT VARIABLE ACCUMULATION DEFERRED ANNUITY

Death Benefit Prior to Maturity
Monthly Annuity Commencing on Maturity Date
Non-Participating - No Dividends

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

ENDORSEMENT

This endorsement amends the attached Annuity Contract (the "Contract") as follows:

If you are confined to a nursing care facility (as defined below) for thirty (30) consecutive days or longer, we will waive all withdrawal charges on surrenders or partial withdrawals from the contract, as follows. Such confinement must begin after the contract date. We must receive satisfactory written evidence of such confinement within two (2) months after the confinement ends. We will waive withdrawal charges under this endorsement only for surrenders and withdrawals made during such confinement or within two (2) months after the confinement ends.

"You" means the owner or a joint owner of the Contract. "We" or "Us" means Western Reserve Life Assurance Co. of Ohio.

"Nursing Care Facility" means a skilled or intermediate care facility which meets all of these tests: (1) It must be legally operated to provide skilled or intermediate nursing care to patients at their expense. (2) It must provide licensed nursing care by a registered, licensed practical or vocational nurse (RN, LPN, or LVN); it must do so 24 hours a day under the direction of a physician or registered nurse (RN). (3) It must keep daily medical records for each patient. (4) It is not: a custodial care facility; a home for the aged; an adult congregate living facility; an adult day care center; nor a place mainly for rest, retirement care, or the treatment of alcoholism, mental illness, or drug abuse. It is not a hospital but it may be part of a hospital. A bed, ward, unit or wing not meeting all of the above tests is not considered part of such Nursing Care Facility.

"Skilled or Intermediate Nursing Care" means care using professional nursing methods and procedures administered by licensed health care personnel. Such care includes: post-hospital care; rehabilitation nursing care; maintenance therapy; administration of medications which cannot be self-administered; injections; and catheterization.

Signed for the Company at its Administrative Office as of the Contract Date set forth in the Contract, unless a different date is shown here.

William H Geiger | Jame C Vall
Secretary | President

Form END.88.07.90

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California Life and Health Insurance Guarantee Association Act Summary Document and Disclaimer

Residents of California who purchase life and health insurance and annuities should know that the insurance companies licensed in this state to write these types of insurance are members of the California Life and Health Insurance Guarantee Association ("CLHIGA"). The purpose of this Association is to assure that policyholders will be protected, within limits, in the unlikely event that a member insurer becomes financially unable to meet its obligations. If this should happen, the Guarantee Association will assess its other member insurance companies for the money to pay the claims of insured persons who live in this state and, in some cases, to keep coverage in force. The valuable extra protection provided through the Association is not unlimited, as noted in the box below, and is not a substitute for consumers' care in selecting insurers.

The California Life and Health Insurance Guarantee Association may not provide coverage for this policy. If coverage is provided, it may be subject to substantial limitations or exclusions, and require continued residency in California. You should not rely on coverage by the Association in selecting an insurance company or in selecting an insurance policy.

Coverage is NOT provided for your policy or any portion of it that is not guaranteed by the insurer or for which you have assumed the risk, such as a variable contract sold by prospectus.

Insurance companies or their agents are required by law to give or send you this notice. **However, insurance companies and their agents are prohibited by law from using the existence of the Guarantee Association to induce you to purchase any kind of insurance policy.**

Policyholders with additional questions should first contact their insurer or agent or may then contact:

California Life and Health Insurance Guarantee Association P.O. Box 17319 Beverly Hills, CA 90209-3319	or	Consumer Service Division California Department of Insurance 300 South Spring Street Los Angeles, CA 90013

Below is a brief summary of this law's coverages, exclusions, and limits. This summary does not cover all provisions of the law; nor does it in any way change anyone's rights or obligations under the Act or the rights or obligations of the Association.

COVERAGE

Generally, individuals will be protected by the California Life and Health Insurance Guarantee Association if they live in this state and hold a life or health insurance contract, or an annuity, or if they are insured under a group insurance contract, issued by a member insurer. The beneficiaries, payees or assignees of insured persons are protected as well, even if they live in another state.

(please turn over)

DUPLICATE

EXCLUSIONS FROM COVERAGE

However, persons holding such policies are not protected by this Guarantee Association if:

* Their insurer was not authorized to do business in this state when it issued the policy or contract;
* Their policy was issued by a health care service plan (HMO), Blue Cross, Blue Shield, a charitable organization, a fraternal benefit society, a mandatory state pooling plan, a mutual assessment company, an insurance exchange, or a grants and annuities society;
* They are eligible for protection under the laws of another state. This may occur when the insolvent insurer was incorporated in another state whose guaranty association protects insureds who live outside that state.

The Guarantee Association also does not provide coverage for:

* Unallocated annuity contracts; that is, contracts which are not issued to and owned by an individual and which guarantee rights to group contract holders, not individuals;
* Employer and association plans, to the extent they are self-funded or uninsured;
* Synthetic guaranteed interest contracts;
* Any policy or portion of a policy which is not guaranteed by the insurer or for which the individual has assumed the risk, such as a variable contract sold by prospectus;
* Any policy of reinsurance unless an assumption certificate was issued;
* Interest rate yields that exceed an average rate;
* Any portion of a contract that provides dividends or experience rating credits.

LIMITS ON AMOUNT OF COVERAGE

The Act limits the Association to pay benefits as follows:

LIFE AND ANNUITY BENEFITS

* 80% of what the life insurance company would owe under a life policy or annuity contract up to -
  * $100,000 in cash surrender values,
  * $100,000 in present value of annuities, or
  * $250,000 in life insurance death benefits.
  * A maximum of $250,000 for any one insured life no matter how many policies and contracts there were with the same company, even if the policies provided different types of coverages.

HEALTH BENEFITS

* A maximum of $200,000 of the contractual obligations that the health insurance company would owe were it not insolvent. The maximum may increase or decrease annually based upon changes in the health care cost component of the consumer price index.

PREMIUM SURCHARGE

Member insurers are required to recoup assessments paid to the Association by way of a surcharge on premiums charged for health insurance policies to which the Act applies.

IMPORTANT INFORMATION TO POLICYHOLDERS

In the event you need to contact someone about this policy for any reason, please contact your Insurance Agent who sold you your policy.

If you have additional questions, you may contact the insurance company issuing this policy at the following address and telephone number:

Western Reserve Life Assurance Co. of Ohio
Customer Service Department
P.O. Box 5068
Clearwater, FL 33758-5068

Telephone Number:
1-800-851-9777

If you have been unable to contact or obtain satisfaction from the company or the agent, you may contact the California Department of Insurance at:

California Department of Insurance
Consumer Services Division
300 South Spring Street
Los Angeles, CA 90013

Telephone Number:
In state toll-free calls: 1-800-927-HELP
Out-of-state calls: 213-736-3582

ITP.06.12.90-R3

DUPLICATE

APP
FW9 - DEC 6 1-30

A00002002
01HO312834

Western Reserve Life Assurance Co. of Ohio

P.O. Box 9051 • Clearwater, Florida 34618-9051

1 ANNUITANT

CAROLYN A. HUGHES ☐ Male ☒ Female
Name

1101 CHURCH ST. APT. 3
Address

SAN FRANCISCO CA 94127
City State Zip

1 / 11 / 61 35
Date of Birth (Mo/Day/Yr) Age

(415) 395-9190 214-84-2743
Daytime Telephone Social Security or Taxpayer I.D. No.

2 CONTRACT OWNER (If other than Annuitant)

☐ Male ☐ Female
Name

ORIGINAL

Address

City State Zip

Date of Birth (Mo/Day/Yr) Age

Daytime Telephone Social Security or Taxpayer I.D. No.

3 SUCCESSOR CONTRACT OWNER (Optional)

☐ Male ☐ Female
Name

Address

City State Zip

Date of Birth (Mo/Day/Yr) Age

Daytime Telephone Social Security or Taxpayer I.D. No.

4 BENEFICIARY DESIGNATION

MARY PATRICIA HUGHES (MOTHER)
Primary Relationship to Annuitant

T. D. HUGHES (FATHER)
Contingent Relationship to Annuitant

(If more than one Primary or Contingent Beneficiary is designated, proceeds will be divided equally among the survivors within the classification unless otherwise indicated.)

5 NAME OF ANNUITY (Check One)

☐ WRL Freedom Attainer (F) ☒ WRL Freedom Conqueror (H)
☐ WRL Freedom Bellwether (G) ☐ Other

Required: Will this Annuity replace or change any existing Annuity or Life Insurance?

☐ Yes ☒ No If Yes, give name of company and policy number below:

Company Name

Policy Number

6 TYPE OF PLAN

☐ Non-Qualified ☒ Transfer IRA ☐ SEP/IRA
☐ Rollover IRA ☐ 401 PEN/P.S.* ☐ 401(k)*
☐ Direct Rollover ☐ IRA Contributory - Tax Year
☐ Other

* Name of Third Party Administrator

7 PURCHASE PAYMENTS

Make Check Payable to "Western Reserve Life"

Initial Premium $ TRANSFER

☐ Automatic Monthly Investing (Complete preauthorization section)

8 ALLOCATION OF PURCHASE PAYMENTS

Aggressive Growth	25 %
Emerging Growth	25 %
Meridian/INVESCO Global	%
Global	25 %
Growth	25 %
Value Equity	%
C.A.S.E. Growth	%
Tactical Asset Allocation	%
Equity-Income	%
Utility	%
Balanced	%
Bond	%
Short-to-Intermediate Gov't	%
Money Market	%
Fixed	%
Other	%
	Total 100%

Does Applicant want a Statement of Additional Information? ☐ Yes

9 STATEMENT OF OWNER

I hereby represent my answers to the above questions are true to the best of my knowledge and belief. Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties. I agree that this application shall be a part of the annuity contract. I have received a current Prospectus for the contract. I understand that I should consult my own tax advisor and/or legal counsel as to the consequences of using this product in conjunction with my own particular tax or financial plan. I understand that under the contract applied for values may increase or decrease depending upon investment experience. I also state that the contract is in accordance with my financial objectives.

* The standard maturity date is the anniversary nearest Annuitant's age 90. The standard annuity option is variable account life annuity with 120 monthly payments guaranteed. Option to change election is permitted by the contract.

Under penalty of perjury, I (the owner) certify that my Taxpayer I.D. # is correct as it appears on the application and that I am not subject to backup withholding.

CA 12·10·96 [signature]
Signed in (State) Date Signed Signature of Contract Owner

10 BROKER/DEALER INFORMATION

I certify that (1) the Applicant signed this completed Application in my presence; (2) I am authorized and qualified to discuss the contract herein applied for.

[signature] 12·10·96 INTERSECURITIES, INC. 201
Registered Representative Signature Date Name of Broker/Dealer Dealer Number Dealer Branch

DAVID ROSENTHAL 1942A (415) 385-9005 / SAME
Print RR Name, Agent Number, Production %, State License (if applicable) Print RR Name, Agent Number, Production %, State License (if applicable) RR Phone # FAX

Required: Will this contract replace or change any existing life insurance or annuity in this or any other company? ☐ Yes ☒ No If YES, explain

KB00268 - 10/94 Rev. 3/95

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QPD________

DISCLOSURE STATEMENT AND APPLICATION SUPPLEMENT FOR INDIVIDUAL RETIREMENT ANNUITY FLEXIBLE PAYMENT VARIABLE ACCUMULATION DEFERRED ANNUITY CONTRACT

I have applied for an Individual Retirement Annuity in an application from Western Reserve Life Assurance Co. of Ohio. I understand that this Individual Retirement Annuity may be revoked within seven days of receipt of this Disclosure Statement only by my written notice of revocation mailed or delivered to: IRA Administrator, Western Reserve Life Assurance Co. of Ohio, P.O. Box 5068, Clearwater, Florida 33758. In the event I so revoke this Individual Retirement Annuity, I am entitled to a return of the amount set forth under the Right to Examine Contract provision of the annuity.

By accepting this application supplement in conjunction with the contract, I am requesting that the contract be treated as an Individual Retirement Annuity under Section 408(b) of the Internal Revenue Code (hereafter referred to as the Code).

An IRA is an annuity contract that meets the following requirements: (1) the contract must be issued by an insurance company qualified to do business in the state in which the contract was sold; (2) the contract may not be transferable by the owner to any person other than the company selling the product; (3) except in the case of contributions to a simplified employee pension plan ("SEP"), a SIMPLE plan, or rollover contributions (described below), the annual premium for the annuity contract cannot exceed $2,000; (4) the premium must not be fixed; (5) any refund of premiums must be applied toward the payment of future premiums or the purchase of additional benefits before the close of the calendar year following the year of the refund; (6) the entire interest of the owner in the contract must be nonforfeitable; and (7) the contract must comply with certain minimum distribution requirements.

I understand payments must be paid in cash. Payments may be treated as deductions (except in the case of a Rollover or a Transfer) from my gross income for Federal Income tax purposes. I must also file IRS Form 5329 with my Federal Income tax return if tax is payable because of excess contributions, premature distributions or excess accumulations.

If I receive total distribution from my IRA and from any tax-qualified retirement plans and tax-sheltered annuities in excess of $150,000 for a calendar year, I may be subject to a 15% excise tax on such excess distribution. This excise tax is suspended during the 1997, 1998, and 1999 calendar years.

A distribution to the beneficiary of my IRA will be included in my gross estate for federal estate tax purposes. My designation of a beneficiary to receive distributions from my IRA on or after my death will not be considered a transfer for federal gift tax purposes.

I also understand that:

1. In general, during any taxable year, I am allowed a deduction from my gross income for the amount of my contributions to my individual retirement program, up to the least of the following amounts;
   (a) for contributions that are not made under a savings incentive match plan for employees (SIMPLE), described in Code Section 408(p):
      (1) $2,000; or
      (2) 100% of compensation;
   (b) for contributions made under a SIMPLE plan, a percentage of compensation, as provided in Code Section 408(p)(2)(A), up to a maximum amount of $6,000, indexed for inflation under Code Section 415(d). See Code Section 408(p)(2)(E).

2. In general, if I do not qualify for a SIMPLE IRA and if I make a contribution to a separate individual retirement program for my unemployed spouse (or my employed spouse, if he or she elects to being treated as having no compensation), the total deduction is limited to the least of the following amounts:
   (a) $4,000 - - a maximum of $2,000 per person; or
   (b) 100% of compensation.

   It is my further understanding (except in the case of a Rollover or a transfer) that if I do not qualify for a SIMPLE IRA, no more than $2,000 can be contributed to the account of either spouse during any tax year and that a joint tax return must be filed to receive the full deduction.

3. (a) If I am not married, and not an active participant in an employer-sponsored retirement plan, I may make a fully- deductible contribution to my individual retirement program, up to the limit described in Item 1 above. If I am married and neither I nor my spouse is an active participant in an employer-sponsored retirement plan, I may make a fully-deductible contribution to my individual retirement program, up to the limits described in

Item 1 or 2, whichever is applicable. If I (or my spouse, if I file a joint return) am covered by an employer-sponsored retirement plan, my contribution to my individual retirement program will be deductible only to the extent permitted by Item 4 below.

(b) An employer-sponsored retirement plan includes any of the following:
* a qualified pension, profit-sharing or stock bonus plan described in Code Section 401(a) or 401(k);
* a qualified annuity plan described in Code Section 403(a);
* a tax-sheltered annuity or custodial account described in Code Section (403(b);
* a savings incentive match plan for employees (SIMPLE) described in Code Section 408(p);
* a plan established for its employees by the United States, by a State or political subdivision thereof, or an employee or instrumentality of any of the foregoing;
* a Simplified Employed Pension (SEP) (established prior to January 1, 1997)

(c) Whether I am an active participant in an employer-sponsored retirement plan depends on the type of plan that is sponsored. Generally, if my employer sponsored a defined benefit (pension) plan, I am considered to be an active participant if I am eligible to accrue a benefit under the plan. It does not matter for this purpose whether or not I actually do accrue a benefit. If my employer maintains a defined contribution plan, I am generally considered to be an active participant if an employer contribution or forfeiture is credited to my account during the year. I am also considered to be an active participant if I make either voluntary or mandatory contributions to a 401(k) plan or any other employer-sponsored retirement plan, whether or not such contribution is made on a pre- tax or after-tax basis and whether or not my employer contributes to that plan.

4. (a) If I (or my spouse, if we file a joint return) am an active participant in an employer-sponsored retirement plan, my ability to deduct the contribution to my individual retirement program will be limited if my adjusted gross income exceeds (determined for IRA purpose) the "applicable amount". The "applicable amount" depends on my marital status and how I file my tax return. If:
* I am single, the applicable amount is $25,000.
* I am married filing jointly, the applicable amount is $40,000.
* I am married filing separately, the applicable amount is $0.

(b) If my adjusted gross income exceeds the "applicable amount" by not more than $10,000 I may still make a deductible contribution to my individual retirement program. However, the deductible amount will be less than $2,000 (or $4,000, if item 2 is applicable). I will consult my tax advisor for details as to how to determine the deductible portion of my contribution.

(c) If my adjusted gross income is less than $35,000 if I am single, $50,000 if I am married filing jointly, or $10,000 if I am married filing separately, then I may make a minimum deductible contribution to my individual retirement program of $200, regardless of the amount calculated above.

5. Even if my deductible contribution to my individual retirement program is limited, I may still contribute up to the limits described in items 1 or 2. The difference between those limits and the deductible amount will not be deductible. However, all earnings on my non-deductible contribution will be tax-deferred until distribution.

6. Contributions to my individual retirement program will be reported on my Form 1040 or 1040A. I must designate the deductible and non-deductible portion of my distribution on that return, as well as the distributions received from my individual retirement programs during the year and the aggregate account balance of all of my individual retirement programs as of the end of the year. If I overstate on my tax return the non-deductible amount, a penalty of $100 will be imposed on each overstatement, unless I can show that the overstatement was due to reasonable cause.

7. The contribution to my individual retirement program (whether or not deductible) must be made by the due date of my tax return, without regard to extensions.

8. For purposes of determining the size of the payments into this contract, only my compensation and earned income for personal services actually rendered may be used (including wages, salaries and professional fees and other amounts received as compensation). If I received alimony or income from a separate maintenance agreement which is includable in my gross income, I may include these amounts as compensation. Earnings from property such as interest, rents and dividends may not be used; neither may compensation not includable in gross income as income earned from sources outside the United States.

9. No deduction from gross income is allowed in respect to a payment in my taxable year in which I attain age 70 1/2 or thereafter.

10. If I make a contribution in excess of the amount that may be contributed to an individual retirement program for any taxable year, an excise tax of 6% of the amount of the excess contribution will be levied on me, unless the excess is refunded to me on or before that date (including any extensions) for filing my income tax return for that taxable year; the 6% excise tax will be levied in each subsequent taxable year as long as the excess contribution remains in the Annuity unless and until the excess is applied to a subsequent year's contribution.

11. This contract must be for the exclusive benefit of me and my beneficiary or beneficiaries. The contract shall be nonforfeitable.

12. This contract is being purchased primarily for retirement purposes at or after my age 59 1/2, but I have the right to surrender it for its cash value prior to retirement.

13. (a) Any benefit payable under the contract will be treated as taxable income includable in gross income under the provisions of the Code, and any distribution prior to my attaining age 59 1/2 will be subject to an additional penalty tax of 10% of the amount of the distribution. If this is a SIMPLE IRA, the penalty tax for any distribution prior to age 59 1/2 will be increased to a total of 25% for distributions during the two year period beginning on the date I first participated in any qualified salary reduction arrangement maintained by my employer to fund the SIMPLE IRA. However, the distributions prior to age 59 1/2 under one of the following circumstances will not be subject to the 10% or 25% additional penalty tax. These include:
    * distributions after my death;
    * distributions made because of my disability;
    * distributions which are part of a scheduled series of substantially equal periodic payments for my life or life expectancy, or the joint lives (or life expectancies) of me and a beneficiary;
    * distributions for medical expenses in excess of 7 1/2% of Adjusted Gross Income for the tax year;
    * distributions for medical care insurance premiums for me and my spouse and my dependents. (To qualify, I must be separated from employment and have received unemployment compensation under any federal or state unemployment compensation law for 12 consecutive weeks.)

    (b) Distributions of my non-deductible contributions are not subject to the 10% additional penalty tax, but this tax will be assessed on the earnings on the non-deductible contributions.

    (c) To the extent permitted by applicable law, tax-free rollovers can be made from one SIMPLE IRA into:
    (1) another SIMPLE IRA; or
    (2) an IRA, after a two-year period has expired since I first participated in a SIMPLE IRA.

    (d) For contributions not made under a SIMPLE IRA, the entire proceeds from my contract can be transferred into an Individual Retirement Account at any time without tax penalty (but no more frequently than once a year, if I obtain possession of the funds and redeposit the funds in an IRA within the 60 day time period).

14. The contract and the benefits provided by it cannot be sold, assigned, alienated or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person, provided that, if I should take any one of these actions (which are prohibited transactions under the Code), my Individual Retirement Annuity will be disqualified and the full value of it will be treated as taxable income under Item 13 above as of the beginning of my taxable year in which the action occurs. In addition, the additional 10% penalty tax may be applicable.

15. Notwithstanding the contents of item 14, the contract can be transferred to a former spouse under a divorce decree or written instrument incidental to such divorce, without such action being considered to be a prohibited transaction resulting in disqualification.

16. Notwithstanding any provision of this agreement to the contrary, the distribution of my interest shall be made in accordance with the minimum distribution requirements of section 408(a)(6) or section 408(b)(3) of the Code and the regulations thereunder, including the incidental death benefit provisions of section 1.401(a)(9)-2 of the proposed regulations, all of which are herein incorporated by reference.

17. My entire interest in the account must be distributed, or begin to be distributed, by my required beginning date, which is the April 1 following the calendar year in which I reach age 70 1/2.. For each succeeding year, distribution must be made on or before December 31. By the required beginning date I may elect to have the balance in the account distributed in one of the following forms:
    (a) a single sum payment;
    (b) equal or substantially equal payments over my life;
    (c) equal or substantially equal payments over my life and the life of my designated beneficiary;
    (d) equal or substantially equal payments over a specified period that may not be longer than my life expectancy;
    (e) equal or substantially equal payments over a specified period that may not be longer than the joint life and last survivor expectancy of me and my designated beneficiary.

18. If I die before my entire interest is distributed, the entire remaining interest will be distributed as follows:
    (a) If I die on or after distributions have begun under Paragraph 17, the entire remaining interest must be distributed at least as rapidly as provided under Paragraph 17.
    (b) If I die before distributions have begun under Paragraph 17, the entire remaining interest must be distributed as elected by me or, if I have not so elected, as elected by the beneficiary or beneficiaries, as follows:
    (1) by December 31st of the year containing the fifth anniversary of my death; or

DUPLICATE

(2) in equal or substantially equal payments over the life or life expectancy of the designated beneficiary or beneficiaries starting by December 31st of the year following the year of my death. If, however, the beneficiary is my surviving spouse, then this distribution is not required to begin before December 31st of the year in which I would have turned 70 1/2.

19. Unless otherwise elected by me prior to the commencement of distributions under Paragraph 17, or, if applicable, by my surviving spouse where I die before distributions have commenced, life expectancies of me or my spouse as beneficiary shall be recalculated annually for the purpose of distributions under Paragraphs 17 and 18. An election not to recalculate shall be irrevocable and shall apply to all subsequent years. The life expectancy of my non spouse beneficiary shall not be recalculated.

20. I may satisfy the minimum distribution requirements under section 408(a)(6) and 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more IRAs. For this purpose, as the owner of two or more IRAs I may use the "alternative method" described in Notice 88-38, 1988-1 C.B.24, to satisfy the minimum distribution requirements described above.

21. To the extent that a distribution to me constitutes a return of my non-deductible individual retirement program contributions, such amount will not be includable in income. I will consult my tax advisor for information as to how to determine the taxable portion of my distribution.

22. Taxable distributions from my annuity will be taxed as ordinary income in the year received regardless of their source. I will have Federal income tax withheld from an individual retirement program distribution unless I elect otherwise. Generally, if the distribution is to be delivered outside the United States, a 30% tax withholding must be applied.

23. The contract will be amended as and when necessary in order to comply with the provisions of the Code and regulations thereunder.

24. The value of my IRA is based upon the value of the Accumulation Units allocated to me, which depends on the amount of my Purchase Payment. The minimum initial Purchase Payment is the minimum initial purchase price as stated in the Prospectus. The Accumulation Unit value will vary from one Valuation Period to the next depending on the investment results experienced by each Sub-Account to which I have allocated Purchase Payments within the Series Account. The value of an Accumulation Unit per each Sub-Account at the close of a Valuation Period is determined by multiplying the Accumulation Unit Value for that Sub-Account at the close of the immediately preceding Valuation Period by the experience factor for that Sub-Account for the current Valuation Period. In calculating a Sub-Account's experience factor, the net asset value for each share of the Portfolio of the Fund at the end of the current Valuation Period is increased by the amount per Portfolio share of any dividend or capital gain distribution declared by the Portfolio during the current Valuation Period, and decreased by a per Portfolio share charge for taxes, if any. The total is divided by the net asset value per Portfolio share at the end of the preceding Valuation Period and decreased by a per Portfolio share charge for taxes, if any. A charge equal to either 1.25% or 1.40% as declared in the Contract, on an annual basis, of the net assets for each day in the Valuation Period is subtracted to compensate Western Reserve Life for certain mortality and expense risks. Earnings or growth in the value of my IRA, however, can neither be guaranteed nor projected.

25. A Contingent Deferred Sales Charge ("CDSC") may be imposed upon withdrawal from or Surrender of my IRA. The charge is a percentage of the amount withdrawn or surrendered and is stated in the Prospectus and the Variable Annuity Contract. The Prospectus includes an example of how to calculate the CDSC. (WRL Freedom Bellwether Variable Annuity has no CDSC.)

26. State premium taxes, if any, will be deducted from either the gross purchase payment, the amount surrendered or withdrawn, or from the annuity purchase value at distribution, as required by state law. Unless waived by Western Reserve Life, a collection fee of $1.25 will be deducted from purchase payments under payment modes other than annual or single pay plans. An administration fee of $30 will be deducted annually on the anniversary of the annuity or upon surrender of the annuity. After 12 free transfers of contract values from a Sub-Account each year, there will be a $10 transfer charge for additional transfers. The values of the annuity held in the Series Account can be neither guaranteed nor projected.

27. The WESTERN RESERVE LIFE Individual Retirement Annuity has not been filed with Internal Revenue Service for approval. A determination as to the form of the IRA Annuity does not represent a determination by the IRS of the merits of the annuity as an investment.

28. Additional information in respect to Individual Retirement annuities, accounts and bonds, may be obtained from any district office of the Internal Revenue Service (in the form of Publication 590 particularly).

Department of the Treasury
Internal Revenue Service

Publication 590
Cat. No. 15160x

Individual Retirement Arrangements (IRAs)

For use in preparing

2002 Returns



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Contents

Important Changes for 2002 2
Important Changes for 2003 4
Important Reminders 5
Introduction 5
1. Traditional IRAs 7
What Is a Traditional IRA? 9
Who Can Set Up a Traditional IRA? 9
When Can a Traditional IRA Be Set Up? 10
How Can a Traditional IRA Be Set Up? 10
How Much Can Be Contributed? 11
When Can Contributions Be Made? 12
How Much Can I Deduct? 12
What If I Inherit an IRA? 19
Can I Move Retirement Plan Assets? 22
When Can I Withdraw or Use IRA Assets? 27
When Must I Withdraw IRA Assets? 30
Are Distributions Taxable? 34
What Acts Result in Penalties or Additional Taxes? 39
2. Roth IRAs 51
What Is a Roth IRA? 51
When Can a Roth IRA Be Set Up? 52
Can I Contribute to a Roth IRA? 52
Can I Move Amounts Into a Roth IRA? 56
Are Distributions From My Roth IRA Taxable? 59
Must I Withdraw or Use Roth IRA Assets? 62
3. Simplified Employee Pension (SEP) 63
What Is a SEP? 63
How Much Can Be Contributed on My Behalf? 63
What Is a Salary Reduction Arrangement? 67
When Can I Withdraw or Use Assets? 68
4. Savings Incentive Match Plans for Employees (SIMPLE) 68
What Is a SIMPLE Plan? 69
How Are Contributions Made? 70
How Much Can Be Contributed on My Behalf? 70
When Can I Withdraw or Use Assets? 71
5. Retirement Savings Contribution Credit 72
6. How To Get Tax Help 73
Appendices 76
Appendix A. Summary Record of Traditional IRA(s) for 2002 and Worksheet for Determining Required Minimum Distributions 77
Appendix B. Worksheets for Social Security Recipients Who Contribute to a Traditional IRA 79
Appendix C. Life Expectancy Tables 86

Index 103

Important Changes for 2002

Increased traditional IRA contribution and deduction limit. Unless you reached age 50 before 2003, the most that can be contributed to your traditional IRA for 2002 is the smaller of the following amounts:

- Your compensation that you must include in income for the year, or
- ***$3,000*** (up from $2,000).

If you reached age 50 before 2003, the most that can be contributed to your traditional IRA for 2002 is the smaller of the following amounts:

- Your compensation that you must include in income for the year, or
- ***$3,500*** (up from $2,000).

For more information, see *How Much Can Be Contributed?* in chapter 1.

Besides being able to contribute a larger amount for 2002, you may be able to deduct a larger amount. See *How Much Can I Deduct?* in chapter 1.

Modified AGI limit for traditional IRA contributions increased. For 2002, if you are covered by a retirement plan at work, your deduction for contributions to a traditional IRA will be reduced (phased out) if your modified adjusted gross income (AGI) is between:

- $54,000 and $64,000 for a married couple filing a joint return or a qualifying widow(er) ,
- $34,000 and $44,000 for a single individual or head of household, or
- $–0– and $10,000 for a married individual filing a separate return.

For all filing statuses other than married filing separately, the upper and lower limits of the phaseout range increased by $1,000. See *How Much Can I Deduct?* in chapter 1.

Credit for IRA contributions and salary reduction contributions. For tax years beginning after 2001, if you are an eligible individual, you may be able to claim a credit for a percentage of your qualified retirement savings contributions, such as contributions to your traditional or Roth IRA or salary reduction contributions to your SEP or SIMPLE. To be eligible, you must be at least 18 years old as of the end of the year, and you cannot be a student or an individual for whom someone else claims a personal exemption. Also, your adjusted gross income (AGI) must be below a certain amount.

For more information, see chapter 5.

Rollovers of distributions from employer plans. For distributions after 2001, you can roll over both the taxable and nontaxable part of a distribution from a qualified plan into a traditional IRA. If you have both deductible and nondeductible contributions in your IRA, you will have to keep track of your basis so you will be able to determine the taxable amount once distributions from the IRA begin. For more information, see *Rollover From Employer's Plan Into an IRA* under *Can I Move Retirement Plan Assets?* in chapter 1.

Kinds of rollovers from a traditional IRA. For distributions after 2001, you can roll over, tax free, a distribution from your traditional IRA into a qualified plan, including a deferred compensation plan of a state or local government (section 457 plan), and a tax-sheltered annuity (section 403(b) plan). The part of the distribution that you can roll over is the part that would otherwise be taxable (includible in your income). Qualified plans may, but are not required to, accept such rollovers. For more information, see *Rollovers* under *Can I Move Retirement Plan Assets?* in chapter 1.

Rollovers of deferred compensation plans of state and local governments (section 457 plans) into traditional IRAs. Prior to 2002, you could not roll over tax free an eligible rollover distribution from a governmental deferred compensation plan to a traditional IRA.

Beginning with distributions after 2001, if you participate in an eligible deferred compensation plan of a state or local government, you may be able to roll over part or all of your account tax free into an eligible retirement plan such as a traditional IRA. The most that you can roll over is the amount that qualifies as an eligible rollover distribution. The rollover may be either direct or indirect.

For more information, see *Rollovers* in chapter 1.

Participants born before 1936. If you were born before 1936, you may be able to use capital gain and averaging treatment on certain lump-sum distributions from qualified plans, but you will lose the opportunity to use capital gain or averaging treatment on distributions from a qualified plan if you roll over IRA contributions to that plan. You can retain such treatment if the rollover is from a conduit IRA. For more information on conduit IRAs, see *IRA as a holding account (conduit IRA) for rollovers to other eligible plans* under *Rollover from Employer's Plan Into an IRA* in chapter 1.

No rollovers of hardship distributions into IRAs. For distributions made after 2001, no hardship distribution can be rolled over into an IRA. For more information about what can be rolled over, see *Rollover From Employer's Plan Into an IRA* under *Can I Move Retirement Plan Assets?* in chapter 1.

Hardship exception to the 60-day rollover rule. Generally, a rollover is tax free only if you make the rollover contribution by the 60th day after the day you receive the distribution. Beginning with distributions after 2001, the IRS may waive the 60-day requirement where it would be against equity or good conscience not to do so. For more information about the 60-day rule, see *Time Limit for Making a Rollover Contribution* under *Can I Move Retirement Plan Assets?* in chapter 1.

Increased Roth IRA contribution limit. If contributions on your behalf are made only to Roth IRAs, your contribution limit for 2002 generally is the lesser of:

- ***$3,000*** (up from $2,000), or
- Your taxable compensation.

If you are 50 years of age or older in 2002 and contributions on your behalf are made only to Roth IRAs, your contribution limit for 2002 generally is the lesser of:

- ***$3,500*** (up from $2,000), or
- Your taxable compensation.

However, if your modified AGI is above a certain amount, your contribution limit may be reduced. For more information, see *How Much Can Be Contributed?* under *Can I Contribute to a Roth IRA?* in chapter 2.

Contributions to both traditional and Roth IRAs for same year. If contributions are made on your behalf to both a Roth IRA and a traditional IRA, your contribution limit for 2002 is the lesser of :

- ***$3,000*** (***$3,500*** if you are 50 years of age or older in 2002) (up from $2,000) minus all contributions (other than employer contributions under a SEP or SIMPLE IRA plan) for the year to all IRAs other than Roth IRAs, or
- Your taxable compensation minus all contributions (other than employer contributions under a SEP or SIMPLE IRA plan) for the year to all IRAs other than Roth IRAs.

However, if your modified AGI is above a certain amount, your contribution limit may be reduced. For more information, see *How Much Can Be Contributed?* under *Can I Contribute to a Roth IRA?* in chapter 2.

Increase in limits on elective deferrals under a SEP-IRA. In general, the limit on elective deferrals made on your behalf for 2002 that represent a reduction in your salary under a SEP-IRA cannot be more than $11,000 (up from $10,500 for 2001). For more information, see *What Is a Salary Reduction Arrangement?* in chapter 3.

Increase in overall limits on SEP-IRA contributions. For 2002, your employer can contribute to your SEP-IRA up to the lesser of 25% of your compensation or $40,000 (up from $30,000 in 2001). For more information, see *What Is a Salary Reduction Arrangement?* in chapter 3.

Additional elective deferrals under a SEP-IRA for persons 50 and older. For contributions made after 2001, additional elective deferrals can be contributed to your salary reduction arrangement SEP-IRA if:

- You reached age 50 by the end of 2002, and
- No other elective deferrals can be made for you to the plan for the year because of limits or restrictions, such as the regular annual limit.

For more information on elective deferrals, see *What Is a Salary Reduction Arrangement?* in chapter 3.

Additional salary reduction contributions to SIMPLE IRAs for persons 50 and older. For contributions made after 2001, additional salary reduction contributions can be made to your SIMPLE IRA if:

- You reached age 50 by the end of 2002, and
- No other salary reduction contributions can be made for you to the plan for the year because of limits or restrictions, such as the regular annual limit.

For more information, see *How Much Can Be Contributed on My Behalf?* in chapter 4.

Increase in limit on salary reduction contributions under a SIMPLE. For 2002, salary reduction contributions that your employer can make on your behalf under a SIMPLE plan are increased to $7,000 (up from $6,500 in 2001).

For more information about salary reduction contributions, see *How Much Can Be Contributed on My Behalf?* in chapter 4.

Rollovers from SIMPLE IRAs. For distributions after 2001, you may be able to roll over tax free a distribution from your SIMPLE IRA to a qualified plan, a tax-sheltered annuity (section 403(b) plan), or deferred compensation plan of a state or local government (section 457 plan). Previously, tax-free rollovers were only allowed to other IRAs. For more information, see *When Can I Withdraw or Use Assets?* in chapter 4.

Self-employment earnings for purposes of SIMPLEs. Beginning after 2001, for purposes of the limit on deductions for contributions to a self-employed person's SIMPLE IRA, net earnings from self-employment include services performed while claiming exemption from self-employment tax as a member of a group conscientiously opposed to social security benefits. For more information about a self-employed individual's compensation for purposes of a SIMPLE plan, see *Self-employed individual compensation* under *What Is a SIMPLE plan?* in chapter 4.

Change in exception to the age 59½ rule. Generally, if you are under age 59½, you must pay a 10% additional tax on the distribution of any assets from your traditional IRA. However, if you receive distributions as part of a series of substantially equal payments over your life (or life expectancy), or over the lives (or the joint life expectancies) of you and your beneficiary, you do not have to pay this additional tax even if you receive distributions before you reach age 59½. If these payments are changed (for any reason other than death or disability) before the ***later*** of the date you reach age 59½ or 5 years after the first payment, you generally are subject to the 10% additional tax. You must pay the full amount of the additional tax that would have been due if your payments had not been substantially equal periodic payments. You must also pay interest. If your series of substantially equal periodic payments began before 2003, you can change your method of figuring your payment to the required minimum distribution method at any time without incurring the additional tax. For distributions beginning in 2002, and for any series of payments beginning after 2002, if you began receiving distributions using either the amortization method or the annuity factor method, you can make a one-time switch to the required minimum distribution method without incurring the additional tax. For more information, see *Annuity* under *Age 59½ Rule* in chapter 1. Rules for figuring your required minimum distribution are explained under *Minimum Distributions* in chapter 1.

Important Changes for 2003

Modified AGI limit for traditional IRAs. For 2003, if you are covered by a retirement plan at work, your deduction for contributions to a traditional IRA will be reduced (phased out) if your modified adjusted gross income (AGI) is between:

- $60,000 and $70,000 for a married couple filing a joint return or a qualifying widow(er),
- $40,000 and $50,000 for a single individual or head of household, or
- $-0- and $10,000 for a married individual filing a separate return.

For all filing statuses other than married filing separately, the upper and lower limits of the phaseout range increase by $6,000. For more information, see *How Much Can I Deduct?* in chapter 1.

Deemed IRAs. For plan years beginning after 2002, a qualified employer plan (retirement plan) can maintain a separate account or annuity under the plan (a deemed IRA) to receive voluntary employee contributions. If the separate account or annuity otherwise meets the requirements of an IRA, it will only be subject to IRA rules. An employee's account can be treated as a traditional IRA or a Roth IRA.

For this purpose, a "qualified employer plan" includes:

- A qualified pension, profit-sharing, or stock bonus plan (section 401(a) plan),
- A qualified employee annuity plan (section 403(a) plan),
- A tax-sheltered annuity plan (section 403(b) plan), and
- A deferred compensation plan (section 457(b) plan) maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or political subdivision of a state.

Increase in limits on elective deferrals under a SEP-IRA. In general, the limit on elective deferrals made on your behalf for 2003 that represent a reduction in your salary under a SEP-IRA cannot be more than $12,000 (up from $11,000 for 2002). For more information, see *What Is a Salary Reduction Arrangement?* in chapter 3.

Additional elective deferrals under a SEP-IRA for persons 50 and older. For 2003, additional elective deferrals can be contributed to your salary reduction arrangement SEP-IRA if:

- You will be 50 or older in 2003, and
- No other elective deferrals can be made for you to the plan for the year because of limits or restrictions, such as the regular annual limit.

For 2003, the additional amount is the lesser of the following two amounts.

1) $2,000 (up from $1,000 for 2002), or
2) Your compensation for the year reduced by your other elective deferrals for the year.

For more information, see *What Is a Salary Reduction Arrangement?* in chapter 3.

Increase in limit on salary reduction contributions under a SIMPLE. For 2003, salary reduction contributions that your employer can make on your behalf under a SIMPLE plan are increased to $8,000 (up from $7,000 in 2002).

For more information about salary reduction contributions, see *How Much Can Be Contributed on My Behalf?* in chapter 4.

Additional salary reduction contributions to SIMPLE IRAs for persons 50 and older. For 2003, additional salary reduction contributions can be made to your SIMPLE IRA if:

- You will be 50 or older in 2003, and
- No other salary reduction contributions can be made for you to the plan for the year because of limits or restrictions, such as the regular annual limit.

For 2003, the amount is the lesser of the following two amounts.

1) $1,000 (up from $500 for 2002), or
2) Your compensation for the year reduced by your other elective deferrals for the year.

For more information, see *How Much Can Be Contributed on My Behalf?* in chapter 4.

Simplified rules for required minimum distributions. There are new rules for determining the amount of a required minimum distribution for a year beginning after 2002. The new rules, including new life expectancy tables, have been incorporated into chapter 1 and appendix C. You can determine the amount of a required minimum distribution for 2002 using either the rules in this edition of the publication or the rules in the edition for use in preparing 2001 returns. The rules are explained at *When Must I Withdraw IRA Assets? (Required Distributions)* in chapter 1 of both editions of the publication.

Switch from election to take balance by the end of the fifth year. A designated beneficiary who has elected to take the entire balance in the account by the end of the fifth year following the year of the owner's death may be able to switch to receiving the balance over the beneficiary's life expectancy. For more information, see *Switch from election to take balance by the end of the fifth year* under *Figuring the Required Minimum Distribution* in chapter 1.

Statement of required minimum distribution. If a minimum distribution is required from your IRA for 2003, the trustee, custodian, or issuer that held the IRA at the end of 2002 must either report the amount of the required minimum distribution to you, or offer to calculate it for you. The report or offer must include the date by which the amount must be distributed. The report is due January 31, 2003. It can be provided with the year-end fair market value statement that you normally get each year. No report is required for section 403(b) contracts (generally tax-sheltered annuities) or for IRAs of owners who have died.

Important Reminders

IRA interest. Although interest earned from your IRA is generally not taxed in the year earned, it is ***not tax-exempt*** interest. ***Do not*** report this interest on your return as tax-exempt interest.

Form 8606. If you make nondeductible contributions to a traditional IRA and you do not file Form 8606, *Nondeductible IRAs,* with your tax return, you may have to pay a $50 penalty.

Spousal IRAs. In the case of a married couple filing a joint return, up to $3,000, ($3,500 if 50 or older) can be contributed to IRAs (other than SIMPLE IRAs) on behalf of each spouse, even if one spouse has little or no compensation. For more information, see *Spousal IRA Limit* under *How Much Can Be Contributed?* in chapter 1.

Spouse covered by employer plan. If you are not covered by an employer retirement plan and you file a joint return, you may be able to deduct all of your contributions to a traditional IRA even if your spouse is covered by a plan. For more information, see *How Much Can I Deduct?* in chapter 1.

Distributions for higher education expenses. You can take distributions from your traditional or Roth IRA for qualified higher education expenses without having to pay the 10% additional tax on early distributions. For more information, see *Higher education expenses* under *Age 59½ Rule* in chapter 1, *Traditional IRAs*, and *Additional Tax on Early Distributions* in chapter 2, *Roth IRAs*.

Distributions for first home. You can take distributions of up to $10,000 from your traditional or Roth IRA to buy, build, or rebuild a first home without having to pay the 10% additional tax on early distributions. For more information, see *First home* under *Age 59½ Rule* in chapter 1, *Traditional IRAs*, and *Additional Tax on Early Distributions* in chapter 2, *Roth IRAs*.

Roth IRA. You cannot claim a deduction for any contributions to a Roth IRA. But, if you satisfy the requirements, all earnings are tax free and neither your nondeductible contributions nor any earnings on them are taxable when you withdraw them. Roth IRAs are discussed in chapter 2.

Losses taken into account in calculating net income. A method for calculating net income associated with returned contributions and recharacterized contributions allows net income to be a negative amount. If no deduction is claimed for a contribution, there is no penalty if you withdraw the contribution or if you recharacterize it and withdraw or transfer (in the case of a recharacterization) any net income earned on the contribution by the due date of your return (including extensions) for the year.

The calculation method allows you to take into account any loss on a returned or recharacterized contribution while it was in the IRA when calculating the amount of net income that must be withdrawn or recharacterized. If there was a loss in either case, net income may be a negative amount. See *Excess Contributions Withdrawn by Due Date of Return* in chapter 1 and *Recharacterizations* in chapter 2.

Photographs of missing children. The Internal Revenue Service is a proud partner with the National Center for Missing and Exploited Children. Photographs of missing children selected by the Center may appear in this publication on pages that would otherwise be blank. You can help bring these children home by looking at the photographs and calling **1-800-THE-LOST (1-800-843-5678)** if you recognize a child.

Introduction

This publication discusses individual retirement arrangements (IRAs). An IRA is a personal savings plan that gives you tax advantages for setting aside money for retirement.

What are some tax advantages of an IRA? Two tax advantages of an IRA are that:

1) Contributions you make to an IRA may be fully or partially deductible, depending on which type of IRA you have and on your circumstances, and
2) Generally, amounts in your IRA (including earnings and gains) are not taxed until distributed. In some cases, amounts are not taxed at all if distributed according to the rules.

What's in this publication? This publication explains the rules for:

- Setting up an IRA,
- Contributing to an IRA,
- Transferring money or property to and from an IRA,
- Handling an inherited IRA,
- Making withdrawals from an IRA,
- Receiving distributions from an IRA, and

- Taking a credit for contributions to an IRA.

It also explains the penalties and additional taxes that apply when the rules are not followed. To assist you in complying with the tax rules for IRAs, this publication contains worksheets, sample forms, and tables, which can be found throughout the publication and in the appendices at the back of the publication.

How to use this publication. The rules that you must follow depend on which type of IRA you have. Use *Table I-1* to help you determine which parts of this publication to read. Also use *Table I-1* if you were referred to this publication from instructions to a form.

Table I-1. **Using This Publication**

IF you need information on ...	THEN see ...
traditional IRAs	chapter 1.
Roth IRAs	chapter 2, and parts of chapter 1.
SEP-IRAs	chapter 3.
SIMPLE IRAs	chapter 4.
credit for qualified retirement savings contributions	chapter 5.
summary record of traditional IRA(s) for 2002	appendix A.
worksheets for social security recipients who contribute to a traditional IRA	appendix B.
Coverdell education savings accounts (formerly called education IRAs)	Publication 970.

omments and suggestions. We welcome your com- ents about this publication and your suggestions for ure editions.

You can e-mail us while visiting our web site at **w.irs.gov.**

'ou can write to us at the following address:

Internal Revenue Service
Tax Forms and Publications
V:CAR:MP:FP
111 Constitution Ave. NW
'ashington, DC 20224

espond to many letters by telephone. Therefore, it e helpful if you would include your daytime phone including the area code, in your correspondence.

Useful Items

You may want to see:

Publications

- ❑ **560** Retirement Plans for Small Business (Including SEP, SIMPLE, and Qualified Plans)
- ❑ **571** Tax-Sheltered Annuity Plans (403(b) Plans)
- ❑ **575** Pension and Annuity Income
- ❑ **939** General Rule for Pensions and Annuities

Forms (and instructions)

- ❑ **W-4P** Withholding Certificate for Pension or Annuity Payments
- ❑ **1099-R** Distributions From Pensions, Annuities, Retirement or Profit-Sharing Plans, IRAs, Insurance Contracts, etc.
- ❑ **5304-SIMPLE** Savings Incentive Match Plan for Employees of Small Employers (SIMPLE)–Not for Use With a Designated Financial Institution
- ❑ **5305-SEP** Simplified Employee Pension–Individual Retirement Accounts Contribution Agreement
- ❑ **5305A-SEP** Salary Reduction Simplified Employee Pension–Individual Retirement Accounts Contribution Agreement
- ❑ **5305-S** SIMPLE Individual Retirement Trust Account
- ❑ **5305-SA** SIMPLE Individual Retirement Custodial Account
- ❑ **5305-SIMPLE** Savings Incentive Match Plan for Employees of Small Employers (SIMPLE)–for Use With a Designated Financial Institution
- ❑ **5329** Additional Taxes on Qualified Plans (Including IRAs) and Other Tax-Favored Accounts
- ❑ **5498** IRA and Coverdell ESA Contribution Information
- ❑ **8606** Nondeductible IRAs
- ❑ **8815** Exclusion of Interest From Series EE and I U.S. Savings Bonds Issued After 1989 (For Filers With Qualified Higher Education Expenses)
- ❑ **8839** Qualified Adoption Expenses
- ❑ **8880** Credit for Qualified Retirement Savings Contributions

See chapter 6 for information about getting these publications and forms.

• Taking a credit for contributions to an IRA.

It also explains the penalties and additional taxes that apply when the rules are not followed. To assist you in complying with the tax rules for IRAs, this publication contains worksheets, sample forms, and tables, which can be found throughout the publication and in the appendices at the back of the publication.

How to use this publication. The rules that you must follow depend on which type of IRA you have. Use *Table I-1* to help you determine which parts of this publication to read. Also use *Table I-1* if you were referred to this publication from instructions to a form.

Table I-1. **Using This Publication**

IF you need information on ...	THEN see ...
traditional IRAs	chapter 1.
Roth IRAs	chapter 2, and parts of chapter 1.
SEP-IRAs	chapter 3.
SIMPLE IRAs	chapter 4.
credit for qualified retirement savings contributions	chapter 5.
summary record of traditional IRA(s) for 2002	appendix A.
worksheets for social security recipients who contribute to a traditional IRA	appendix B.
Coverdell education savings accounts (formerly called education IRAs)	Publication 970.

Comments and suggestions. We welcome your comments about this publication and your suggestions for future editions.

You can e-mail us while visiting our web site at **www.irs.gov**.

You can write to us at the following address:

Internal Revenue Service
Tax Forms and Publications
W:CAR:MP:FP
1111 Constitution Ave. NW
Washington, DC 20224

We respond to many letters by telephone. Therefore, it would be helpful if you would include your daytime phone number, including the area code, in your correspondence.

Useful Items

You may want to see:

Publications

❑ **560** Retirement Plans for Small Business (Including SEP, SIMPLE, and Qualified Plans)

❑ **571** Tax-Sheltered Annuity Plans (403(b) Plans)

❑ **575** Pension and Annuity Income

❑ **939** General Rule for Pensions and Annuities

Forms (and instructions)

❑ **W–4P** Withholding Certificate for Pension or Annuity Payments

❑ **1099–R** Distributions From Pensions, Annuities, Retirement or Profit-Sharing Plans, IRAs, Insurance Contracts, etc.

❑ **5304–SIMPLE** Savings Incentive Match Plan for Employees of Small Employers (SIMPLE)–Not for Use With a Designated Financial Institution

❑ **5305–SEP** Simplified Employee Pension–Individual Retirement Accounts Contribution Agreement

❑ **5305A–SEP** Salary Reduction Simplified Employee Pension–Individual Retirement Accounts Contribution Agreement

❑ **5305–S** SIMPLE Individual Retirement Trust Account

❑ **5305–SA** SIMPLE Individual Retirement Custodial Account

❑ **5305–SIMPLE** Savings Incentive Match Plan for Employees of Small Employers (SIMPLE)–for Use With a Designated Financial Institution

❑ **5329** Additional Taxes on Qualified Plans (Including IRAs) and Other Tax-Favored Accounts

❑ **5498** IRA and Coverdell ESA Contribution Information

❑ **8606** Nondeductible IRAs

❑ **8815** Exclusion of Interest From Series EE and I U.S. Savings Bonds Issued After 1989 (For Filers With Qualified Higher Education Expenses)

❑ **8839** Qualified Adoption Expenses

❑ **8880** Credit for Qualified Retirement Savings Contributions

See chapter 6 for information about getting these publications and forms.

1.

Traditional IRAs

Important Changes for 2002

Increased traditional IRA contribution and deduction limit. Generally, the most that can be contributed to your traditional IRA for 2002 is the smaller of the following amounts:

- Your compensation that you must include in income for the year, or
- *$3,000* (up from $2,000).

If you reached age 50 before 2003, the most that can be contributed to your traditional IRA for 2002 is the smaller of the following amounts:

- Your compensation that you must include in income for the year, or
- *$3,500* (up from $2,000).

For more information, see *How Much Can Be Contributed?* in this chapter.

You may be able to deduct a larger amount as well. See *How Much Can I Deduct?* in this chapter.

Modified AGI limit for traditional IRA contributions increased. For 2002, if you are covered by a retirement plan at work, your deduction for contributions to a traditional IRA will be reduced (phased out) if your modified adjusted gross income (AGI) is between:

- $54,000 and $64,000 for a married couple filing a joint return or a qualifying widow(er),
- $34,000 and $44,000 for a single individual or head of household, or
- $-0- and $10,000 for a married individual filing a separate return.

For all filing statuses other than married filing separately, the upper and lower limits of the phaseout range increased by $1,000. See *How Much Can I Deduct?* in this chapter.

Rollovers of distributions from employer plans. For distributions after 2001, you can roll over both the taxable and nontaxable part of a distribution from a qualified plan into a traditional IRA. If you have both deductible and nondeductible contributions in your IRA, you will have to keep track of your basis so you will be able to determine the taxable amount once distributions from the IRA begin.

For more information, see *Rollover From Employer's Plan Into an IRA* in this chapter.

Rollovers of deferred compensation plans of state and local governments (section 457 plans) into traditional IRAs. Prior to 2002, you could not roll over tax free an eligible rollover distribution from a governmental deferred compensation plan to a traditional IRA.

Beginning with distributions after 2001, if you participate in an eligible deferred compensation plan of a state or local government, you may be able to roll over part or all of your account tax free into an eligible retirement plan such as a traditional IRA. The most that you can roll over is the amount that qualifies as an eligible rollover distribution. The rollover may be either direct or indirect.

For more information, see *Kinds of rollovers to an IRA* in this chapter.

Kinds of rollovers from a traditional IRA. For distributions after 2001, you can roll over, tax free, a distribution from your traditional IRA into a qualified plan, including a deferred compensation plan of a state or local government (section 457 plan), and a tax-sheltered annuity (section 403(b) plan). The part of the distribution that you can roll over is the part that would otherwise be taxable (includible in your income). Qualified plans may, but are not required to, accept such rollovers. For more information, see *Rollovers* under *Can I Move Retirement Plan Assets?* in this chapter.

Participants born before 1936. If you were born before 1936, you may be able to use capital gain and averaging treatment on certain lump-sum distributions from qualified plans, but you will lose the opportunity to use capital gain or averaging treatment on distributions from a qualified plan if you roll over IRA contributions to that plan. You can retain such treatment if the rollover is from a conduit IRA. For more information on conduit IRAs, see *IRA as a holding account (conduit IRA) for rollovers to other eligible plans* under *Rollover From One IRA Into Another* in this chapter.

No rollovers of hardship distributions into IRAs. For distributions made after 2001, no hardship distribution can be rolled over into an IRA. For more information about what can be rolled over, see *Rollover From Employer's Plan Into an IRA* in this chapter.

Hardship exception to the 60-day rollover rule. Generally, a rollover is tax free only if you make the rollover contribution by the 60th day after the day you receive the distribution. Beginning with distributions after 2001, the IRS may waive the 60-day requirement where it would be against equity or good conscience not to do so.

For more information, see *Time Limit for Making a Rollover Contribution* in this chapter.

Credit for IRA contributions. For tax years beginning after 2001, if you are an eligible individual, you may be able to claim a credit for a percentage of your qualified retirement savings contributions, such as contributions to your traditional IRA. To be eligible, you must be at least 18 years old as of the end of the year, and you cannot be a student or an individual for whom someone else claims a personal exemption. Also, your adjusted gross income (AGI) must be below a certain amount.

For more information, see chapter 5.

Change in exception to the age 59½ rule. Generally, if you are under age 59½, you must pay a 10% additional tax on the distribution of any assets from your traditional IRA. However, if you receive distributions as part of a series of substantially equal payments over your life (or life expectancy), or over the lives (or the joint life expectancies) of you and your beneficiary, you do not have to pay this additional tax even if you receive distributions before you reach age 59½. If these payments are changed (for any reason other than death or disability) before the *later* of the date you reach age 59½ or 5 years after the first payment, you generally are subject to the 10% additional tax. You must pay the full amount of the additional tax that would have been due if your payments had not been substantially equal periodic payments. You must also pay interest. If your series of substantially equal periodic payments began before 2003, you can change your method of figuring your payment to the required minimum distribution method at any time without incurring the additional tax. For distributions beginning in 2002, and for any series of payments beginning after 2002, if you began receiving distributions using either the amortization method or the annuity factor method, you can make a one-time switch to the required minimum distribution method without incurring the additional tax. For more information, see *Annuity* under *Age 59½ Rule* in this chapter. Rules for figuring your required minimum distribution are explained under *Minimum Distributions* in this chapter.

Important Changes for 2003

Modified AGI limit for traditional IRAs. For 2003, if you are covered by a retirement plan at work, your deduction for contributions to a traditional IRA will be reduced (phased out) if your modified adjusted gross income (AGI) is between:

- $60,000 and $70,000 for a married couple filing a joint return or a qualifying widow(er),
- $40,000 and $50,000 for a single individual or head of household, or
- $–0– and $10,000 for a married individual filing a separate return.

For all filing statuses other than married filing separately, the upper and lower limits of the phaseout range increase by $6,000. For more information, see *How Much Can I Deduct?* in this chapter.

Deemed IRAs. For plan years beginning after 2002, a qualified employer plan (retirement plan) can maintain a separate account or annuity under the plan (a deemed IRA) to receive voluntary employee contributions. If the separate account or annuity otherwise meets the requirements of an IRA, it will only be subject to IRA rules. An employee's account can be treated as a traditional IRA or a Roth IRA.

For this purpose, a "qualified employer plan" includes:

- A qualified pension, profit-sharing, or stock bonus plan (section 401(a) plan),
- A qualified employee annuity plan (section 403(a) plan),
- A tax-sheltered annuity plan (section 403(b) plan), and
- A deferred compensation plan (section 457(b) plan) maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or political subdivision of a state.

Simplified rules for required minimum distributions. There are new rules for determining the amount of a required minimum distribution for a year beginning after 2002. The new rules, including new life expectancy tables, have been incorporated into this chapter and appendix C. You can determine the amount of a required minimum distribution for 2002 using either the rules in this edition of the publication or the rules in the edition for use in preparing 2001 returns. The rules are explained at *When Must I Withdraw IRA Assets? (Required Distributions)* in chapter 1 of both editions of the publication.

Switch from election to take balance by end of fifth year. A designated beneficiary who has elected to take the entire balance in the account by the end of the fifth year following the year of the owner's death may be able to switch to receiving the balance over the beneficiary's life expectancy. For more information, see *Switch from election to take balance by end of fifth year* under *Figuring the Required Minimum Distribution* in this chapter.

Statement of required minimum distribution. If a minimum distribution is required from your IRA for 2003, the trustee, custodian, or issuer that held the IRA at the end of 2002 must either report the amount of the required minimum distribution to you, or offer to calculate it for you. The report or offer must include the date by which the amount must be distributed. The report is due January 31, 2003. It can be provided with the year-end fair market value statement that you normally get each year. No report is required for section 403(b) contracts (generally tax-sheltered annuities) or for IRAs of owners who have died.

Introduction

This chapter discusses the original IRA. In this publication the original IRA (sometimes called an ordinary or regular IRA) is referred to as a "traditional IRA." Two advantages of a traditional IRA are:

1) You may be able to deduct some or all of your contributions to it, depending on your circumstances, and
2) Generally, amounts in your IRA, including earnings and gains, are not taxed until they are distributed.

What Is a Traditional IRA?

A traditional IRA is any IRA that is not a Roth IRA or a SIMPLE IRA.

Who Can Set Up a Traditional IRA?

You can set up and make contributions to a traditional IRA if:

1) You (or, if you file a joint return, your spouse) received taxable compensation during the year, and
2) You were not age 70½ by the end of the year.

You can have a traditional IRA whether or not you are covered by any other retirement plan. However, you may not be able to deduct all of your contributions if you or your spouse are covered by an employer retirement plan. See *How Much Can I Deduct,* later.

Both spouses have compensation. If both you and your spouse have compensation and are under age 70½, each of you can set up an IRA. You cannot both participate in the same IRA.

What Is Compensation?

Generally, compensation is what you earn from working. For a summary of what compensation does and does not include, see *Table 1–1.* Compensation includes the items discussed next.

Wages, salaries, etc. Wages, salaries, tips, professional fees, bonuses, and other amounts you receive for providing personal services are compensation. The IRS treats as compensation any amount properly shown in box 1 (*Wages, tips, other compensation*) of Form W–2, *Wage and Tax Statement,* provided that amount is reduced by any amount properly shown in box 11 (*Nonqualified plans*). Scholarship and fellowship payments are compensation for IRA purposes only if shown in box 1 of Form W–2.

Commissions. An amount you receive that is a percentage of profits or sales price is compensation.

Self-employment income. If you are self-employed (a sole proprietor or a partner), compensation is the net earnings from your trade or business (provided your personal services are a material income-producing factor) reduced by the total of:

1) The deduction for contributions made on your behalf to retirement plans, and
2) The deduction allowed for one-half of your self-employment taxes.

Compensation includes earnings from self-employment even if they are not subject to self-employment tax because of your religious beliefs.

When you have both self-employment income and salaries and wages, your compensation includes both amounts.

Self-employment loss. If you have a net loss from self-employment, do not subtract the loss from your salaries or wages when figuring your total compensation.

Alimony and separate maintenance. For IRA purposes, compensation includes any taxable alimony and separate maintenance payments you receive under a decree of divorce or separate maintenance.

Table 1–1. **Compensation for Purposes of an IRA**

Includes ...	Does not include ...
wages, salaries, etc.	earnings and profits from property, such as rental income, interest income, and dividend income.
commissions	pension or annuity income.
self-employment income	deferred compensation received (compensation payments postponed from a past year).
alimony and separate maintenance	income from a partnership for which you do not provide services that are a material income-producing factor.
	any amounts you exclude from income, such as foreign earned income and housing costs.

What Is Not Compensation?

Compensation does ***not*** include any of the following items.

- Earnings and profits from property, such as rental income, interest income, and dividend income.
- Pension or annuity income.
- Deferred compensation received (compensation payments postponed from a past year).
- Income from a partnership for which you do not provide services that are a material income-producing factor.
- Any amounts you exclude from income, such as foreign earned income and housing costs.

When Can a Traditional IRA Be Set Up?

You can set up a traditional IRA at any time. However, the time for making contributions for any year is limited. See *When Can Contributions Be Made,* later.

How Can a Traditional IRA Be Set Up?

You can set up different kinds of IRAs with a variety of organizations. You can set up an IRA at a bank or other financial institution or with a mutual fund or life insurance company. You can also set up an IRA through your stockbroker. Any IRA must meet Internal Revenue Code requirements. The requirements for the various arrangements are discussed below.

Kinds of traditional IRAs. Your traditional IRA can be an individual retirement account or annuity. It can be part of either a simplified employee pension (SEP) or an employer or employee association trust account.

Individual Retirement Account

An individual retirement account is a trust or custodial account set up in the United States for the exclusive benefit of you or your beneficiaries. The account is created by a written document. The document must show that the account meets ***all*** of the following requirements.

1) The trustee or custodian must be a bank, a federally insured credit union, a savings and loan association, or an entity approved by the IRS to act as trustee or custodian.
2) The trustee or custodian generally cannot accept contributions of more than $3,000 ($3,500 if you are 50 or older). However, rollover contributions and employer contributions to a simplified employee pension (SEP), as explained in chapter 3, can be more than this amount.
3) Contributions, except for rollover contributions, must be in cash. See *Rollovers,* later.
4) You must have a nonforfeitable right to the amount at all times.
5) Money in your account cannot be used to buy a life insurance policy.
6) Assets in your account cannot be combined with other property, except in a common trust fund or common investment fund.
7) You must start receiving distributions by April 1 of the year following the year in which you reach age $70^1/_2$. See *When Must I Withdraw IRA Assets? (Required Distributions),* later.

Individual Retirement Annuity

You can set up an individual retirement annuity by purchasing an annuity contract or an endowment contract from a life insurance company.

An individual retirement annuity must be issued in your name as the owner, and either you or your beneficiaries who survive you are the only ones who can receive the benefits or payments.

An individual retirement annuity must meet ***all*** the following requirements.

1) Your entire interest in the contract must be nonforfeitable.
2) The contract must provide that you cannot transfer any portion of it to any person other than the issuer.
3) There must be flexible premiums so that if your compensation changes, your payment can also change. This provision applies to contracts issued after November 6, 1978.
4) The contract must provide that contributions cannot be more than $3,000 ($3,500 if 50 or older), and that you must use any refunded premiums to pay for future premiums or to buy more benefits before the end of the calendar year after the year in which you receive the refund.
5) Distributions must begin by April 1 of the year following the year in which you reach age $70^1/_2$. See *When Must I Withdraw IRA Assets? (Required Distributions),* later.

Individual Retirement Bonds

The sale of individual retirement bonds issued by the federal government was suspended after April 30, 1982. The bonds have the following features.

1) They stop earning interest when you reach age $70^1/_2$. If you die, interest will stop 5 years after your death, or on the date you would have reached age $70^1/_2$, whichever is earlier.
2) You cannot transfer the bonds.

If you cash (redeem) the bonds before the year in which you reach age $59^1/_2$, you may be subject to a 10% additional tax. See *Age $59^1/_2$ Rule* under *When Can I Withdraw or Use IRA Assets,* later. You can roll over redemption proceeds into IRAs.

Employer and Employee Association Trust Accounts

Your employer or your labor union or other employee association can set up a trust to provide individual retirement accounts for employees or members. The requirements for individual retirement accounts apply to these traditional IRAs.

Simplified Employee Pension (SEP)

A simplified employee pension (SEP) is a written arrangement that allows your employer to make deductible contributions to a traditional IRA (a SEP-IRA) set up for you to receive such contributions. See chapter 3 for more information about SEPs.

Required Disclosures

The trustee or issuer (sometimes called the sponsor) of your traditional IRA generally must give you a disclosure statement at least 7 days before you set up your IRA. However, the sponsor does not have to give you the statement until the date you set up (or purchase, if earlier) your IRA, provided you are given at least 7 days from that date to revoke the IRA.

The disclosure statement must explain certain items in plain language. For example, the statement should explain when and how you can revoke the IRA, and include the name, address, and telephone number of the person to receive the notice of cancellation. This explanation must appear at the beginning of the disclosure statement.

If you revoke your IRA within the revocation period, the sponsor must return to you the entire amount you paid. The sponsor must report on the appropriate IRS forms both your contribution to the IRA (unless it was made by a trustee-to-trustee transfer) and the amount returned to you. These requirements apply to all sponsors.

How Much Can Be Contributed?

There are limits and other rules that affect the amount that can be contributed to a traditional IRA. These limits and rules are explained below.

Community property laws. Except as discussed below under *Spousal IRA Limit,* each spouse figures his or her limit separately, using his or her own compensation. This is the rule even in states with community property laws.

Brokers' commissions. Brokers' commissions paid in connection with your traditional IRA are subject to the contribution limit. For information about whether you can deduct brokers' commissions, see *Brokers' commissions,* later under *How Much Can I Deduct.*

Trustees' fees. Trustees' administrative fees are not subject to the contribution limit. For information about whether you can deduct trustees' fees, see *Trustees' fees,* later under *How Much Can I Deduct.*

CAUTION *Contributions on your behalf to a traditional IRA reduce your limit for contributions to a Roth IRA. See chapter 2 for information about Roth IRAs.*

General Limit

The most that can be contributed to your traditional IRA is the smaller of the following amounts:

- Your compensation (defined earlier) that you must include in income for the year, or
- $3,000 ($3,500 if you are 50 or older).

Note. This limit is reduced by any contributions to a section 501(c)(18) plan (generally, a pension plan created before June 25, 1959, that is funded entirely by employee contributions).

This is the most that can be contributed regardless of whether the contributions are to one or more traditional IRAs or whether all or part of the contributions are nondeductible. (See *Nondeductible Contributions*, later.)

Examples. George, who is 34 years old and single, earns $24,000 in 2002. His IRA contributions for 2002 are limited to $3,000.

Danny, a college student working part time, earns $1,500 in 2002. His IRA contributions for 2002 are limited to $1,500, the amount of his compensation.

More than one IRA. If you have more than one IRA, the limit applies to the total contributions made on your behalf to all your traditional IRAs for the year.

Annuity or endowment contracts. If you invest in an annuity or endowment contract under an individual retirement annuity, no more than $3,000 ($3,500 if 50 or older) can be contributed toward its cost for the tax year, including the cost of life insurance coverage. If more than this amount is contributed, the annuity or endowment contract is disqualified.

Spousal IRA Limit

If you file a joint return and your taxable compensation is less than that of your spouse, the most that can be contributed for the year to your IRA is the smaller of the following two amounts:

1) $3,000 ($3,500 if you are 50 or older), or
2) The total compensation includable in the gross income of both you and your spouse for the year, reduced by the following two amounts.
   a) Your spouse's IRA contribution for the year to a traditional IRA.
   b) Any contributions for the year to a Roth IRA on behalf of your spouse.

This means that the total combined contributions that can be made for the year to your IRA and your spouse's IRA can be as much as $6,000 ($6,500 if only one of you is 50 or older or $7,000 if both of you are 50 or older).

C

5

Internal Revenue Service (I.R.S.)

Revenue Ruling

Published: 1968

A variable annuity contract is considered an annuity contract for purposes of section 403(b) of the Internal Revenue Code of 1954 provided that it meets all the other requirements of that section. The same position was taken under a similar provision of prior law. See Rev. Rul. 185, C.B. 1953- 2, 202.

Rev. Rul. 68-116, 1968-1 C.B. 177, 1968 WL 15605 (IRS RRU)

END OF DOCUMENT

6

IN THE COURT OF COMMON PLEAS, FRANKLIN COUNTY, OHIO

COMMON PLEAS COURT
FRANKLIN CO., OHIO
2002 NOV -5 AM 10: 15
CLERK OF COURTS

MERCEDES CASTILLO,

Plaintiff,

v. : Case No. 98CVH10-8393

NATIONWIDE FINANCIAL SERVICES, INC., et al., : Judge Johnson

Defendants. :

DECISION (1) GRANTING DEFENDANTS' MOTION FOR SUMMARY JUDGMENT, FILED APRIL 17, 2002;
(2) FINDING TO BE MOOT DEFENDANTS' MOTION TO COMPEL, FILED MAY 28, 2002; AND
(3) FINDING TO BE MOOT PLAINTIFFS' MOTION FOR CLASS CERTIFICATION, FILED FEBRUARY 11, 2002
(Case Terminated)

Rendered this 4th day of ~~October~~ Nov, 2002.

Johnson, D., J.

I. Summary Judgment

A party seeking summary judgment must demonstrate that

> (1) [n]o genuine issue as to any material fact remains to be litigated; (2) the moving party is entitled to judgment as a matter of law; and (3) it appears from the evidence that reasonable minds can come to but one conclusion, and viewing such evidence most strongly in favor of the party against whom the motion for summary judgment is made, that conclusion is adverse to that party.

Welco Indus., Inc. v. Applied Cos. (1993), 67 Ohio St. 3d 344, 346 (brackets in original) (quoting Temple v. Wean United, Inc. (1977), 50 Ohio St. 2d 317, 327); see Hicks v. Leffler (Franklin 1997), 119 Ohio App. 3d 424, 427 (citing Bastic v. Connor (1988), 37 Ohio St. 3d 144). In this regard, "the moving party bears the initial burden of demonstrating that there are no genuine issues of material fact concerning an essential element of the opponent's case." Dresher v. Burt (1996), 75 Ohio St. 3d 280, 292 (emphasis in original); see Hicks,

119 Ohio App. 3d at 427 (citing Dresher, 75 Ohio St. 3d at 293).

Civ. R. 56(E) provides in part:

> When a motion for summary judgment is made and supported as provided in this rule, an adverse party may not rest upon the mere allegations or denials of his pleadings, but his response, by affidavit or as otherwise provided in this rule, must set forth specific facts showing that there is a genuine issue for trial. If he does not so respond, summary judgment, if appropriate, shall be entered against him.

See Mathis v. Cleveland Public Library (1984), 9 Ohio St. 3d 199; Hoffman v. Davidson (1987), 31 Ohio St. 3d 60. Moreover, "[a] motion for summary judgment forces the nonmoving party to produce evidence on any issue for which it bears the burden of production at trial." Wing v. Anchor Media, Ltd. of Texas (1991), 59 Ohio St. 3d 108, 111. Additionally, the factual dispute must be "material." Buckeye Union Ins., 68 Ohio App. 3d at 22 (citing Anderson v. Liberty Lobby, Inc. (1986), 477 U.S. 242) ("If one's case is supported by only a 'scintilla' of evidence, or if his evidence is 'merely colorable' or not 'significantly probative,' summary judgment should be entered."). However, "a moving party does not discharge its initial burden under Civ.R. 56 simply by making a conclusory assertion that the nonmoving party has no evidence to prove his case. The assertion must be backed by some evidence . . . ." Dresher, 75 Ohio St. 3d at 293 (emphasis in original) (distinguishing Celotex Corp. v. Catrett (1986), 477 U.S. 317).

II. Discussion

On April 17, 2002, defendants filed their motion for summary judgment. A hearing was held October 3.

Defendants' arguments include the following: that "Castillo admitted at her deposition that her real complaint about her annuity purchase were completely unrelated to tax deferral"; that "[t]he written disclosures Castillo received totally undercut her claims that she was not told that the value of her variable annuity could fluctuate or that there was a surrender charge for early withdrawal of her money"; that "Castillo did not purchase a tax-deferred annuity that was placed in a separate retirement plan that was already tax deferred" but "purchased an individual retirement annuity that acted as a stand-alone retirement plan and provided the tax deferral benefits that Nationwide fully and accurately disclosed in detail"; that "Nationwide could not have misrepresented the suitability of her annuity at the time of sale because (a) nothing in the materials that plaintiff received contained any representations about the suitability of the annuity; (b) plaintiff admitted that the individual who sold her the annuity made no such representations; and (c) Castillo admittedly purchased the product based solely on the recommendations of her friends"; that "plaintiff did not place her annuity in a tax-deferred retirement plan"; that "Ms. Castillo admittedly signed and received the Customer Disclosure Form at the time of purchase in August 1994," and "[t]hat disclosure expressly advised her that she could lose her principal when she invested in the annuity and that surrender charges may apply for early withdrawal"; that Castillo "admits that she became aware in mid-October 1994 that her annuity account value could go up or down"; and that no fiduciary duty existed.

Plaintiff Mercedes Castillo's arguments include the following: that "Nationwide and its agents steered retirement investors into a product that is itself a tax shelter (deferred annuities) but did not inform them that the tax deferral feature of an (expensive) deferred annuity is unnecessary for retirement plan investments"; that "NASDR's actions have included the dissemination to sellers of variable annuities . . . of express reminders that they have an affirmative duty to disclose in sales presentations and sales materials that the tax benefits of deferred annuities are redundant and unnecessary for qualified plan investors"; that "Nationwide's agent 'didn't tell me anything' about the investment"; that she had contact with Nationwide because she read Nationwide's written materials, "Nationwide's appointed sales agent recommended the product to her," and Nationwide and its agent had "superior information about retirement plans"; that "Ms. Andrade never explained to Ms. Castillo that the annuity was not a straight investment, but instead, had an extra layer of insurance charges and surrender penalties" and "also failed to explain that the tax deferral feature of the product was unnecessary for Ms. Castillo since she wanted to fund an IRA"; that "if she had been told that the product was unnecessary, she never would have agreed to the annuity"; that "deferred annuities are best suited for persons who have already funded their qualified retirement plans"; that "[o]ther sellers of deferred annuities have enhanced their sales disclosures to provide material information about the redundancy of the product for qualified plan investors"; that "a person's duty to speak does not necessarily depend on the existence of a fiduciary relationship," and "[w]hether it was reasonable for one party to rely on that confidence giving rise to the duty to speak or whether there was superior knowledge are issues of fact for the trier"; that financial-services "sellers have statutory duties of fair dealing that are in addition to the common law duty to speak"; that "Nationwide and its sales agent did act so as to mislead prospective purchasers, by affirmatively recommending a deferred annuity as an appropriate investment for funding a qualified plan, which is deceptive without the accompanying disclosure that the tax benefits of a deferred annuity are unnecessary and redundant"; that "Nationwide did not accompany its recommendation of a deferred annuity for plaintiff's IRA with an inquiry into whether any insurance needs of plaintiff would be met by the product" but was "required to make this inquiry"; that plaintiff's delay in discovering the alleged fraud was reasonable; that "a fiduciary relationship existed because Castillo placed special confidence and trust in the expertise and integrity of Nationwide and its agent, whom she viewed as the experts in retirement savings investments"; and that "Nationwide holds itself out as advisors and financial planners."

In this regard, defendants' motion is warranted.

First, Castillo presents no evidence that the annuity which plaintiff purchased was placed in a tax-deferred account. In contrast, in his affidavit, Rhodes Baker states that Castillo was issued an "individual retirement annuity" and that Nationwide's records do not indicate that the annuity was used to fund an IRA or other tax-deferred retirement-account. Thus, defendants are entitled to judgment as to those claims which are related to nonexistent tax-advantages which occur when an annuity is placed inside a qualified plan.

Castillo argues that "Ms. Andrade also failed to explain that the tax deferral feature of the product was unnecessary for Ms. Castillo since she wanted to fund an IRA. Castillo Tr. 126:14-17." However, this portion of the deposition does not even mention IRAs; in response to the question, "Do you believe Ms. Andrade told you anything that was false?," Castillo answered, "False, I don't think, but not honest because she didn't explain this thing annuity."

Castillo also argues that "[a]t her deposition, Castillo testified that, if she had been told that the product was unnecessary, she never would have agreed to the annuity. See, e.g., Castillo Tr. 118:18-22." However, this portion of the deposition, in which Castillo testified, "I want the IRA. I didn't want this," does not demonstrate that the annuity was placed in an IRA, that Andrade recommended placing an annuity in an IRA, or even that

Andrade knew that Castillo did not want an annuity at the time of their conversation.

Second, the evidence shows that Castillo understood that she was purchasing an annuity. Castillo purchased a "Best of America IV" variable deferred annuity. On August 29, 1994, Castillo signed the "Customer Disclosure and Annuity Acknowledgment," which states that "Annuities are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by Citicorp Investment Services, Citibank, or any other federally insured bank" and "are subject to various types of risk which may potentially cause a loss of principal," that "I understand the annuity I am purchasing is an obligation of an insurance company," that "Surrender charges may apply upon early withdrawal," that "If I am purchasing a variable annuity, I acknowledge that I received a copy of its current propectus," and that "By signing below, I confirm that I have read and understood the above."

Third, plaintiff has failed to demonstrate that defendant had a duty to speak or that a fiduciary duty existed. Plaintiff argues that she "relied on Ms. Andrade's expertise, superior knowledge, and duty of full disclosure. (Castillo Tr. 48: 10-12)." However, Castillo's testimony was not that broad; this portion of plaintiff's deposition only states, "I trusted her [Andrade's] honesty that she was going to do for me what I wanted."

Additionally, while Castillo cites case-law for her argument that "a person's duty to speak does not necessarily depend on the existence of a fiduciary relationship," she has failed to present case-law or otherwise demonstrate that defendants had a duty to speak in Castillo's situation or that defendants violated a duty of "fair dealing" by not speaking. Similarly, conclusory assertions that "Nationwide and its sales agent did act so as to mislead prospective purchasers, by affirmatively recommending a deferred annuity as an appropriate investment for funding a qualified plan," that defendants created a "false impression," that "Nationwide does not hold itself out as an insurance company" but "as advisors and financial planners" are insufficient to demonstrate that defendants violated a duty to Castillo. As previously discussed, Castillo has failed to show that defendants recommended placing an annuity in a "qualified plan" or that defendants actually did so. Castillo has also failed to present applicable legal authority in support of her argument that a fiduciary duty was created by conduct such as collecting financial information, offering advice on financial investments, or "building trust." Furthermore, Castillo signed the "Customer Disclosure and Annuity Acknowledgment," in which she affirms that she understood that she was purchasing an annuity, that the annuity was an obligation of an insurance company, and that she had received a prospectus.

In contrast, plaintiff concedes that Andrade testified that "she would not have let Ms. Castillo submit a variable annuity application if she believed a variable annuity was not a suitable purchase for her (Andrade Tr. 79:16-21)" and "she signed Ms. Castillo's application, which she would not have done if she believed a variable annuity was not a suitable purchase for her (Andrade Tr. 80:10-14)." Also, to the extent that Castillo indicated that she wanted a tax-deferred investment, the annuity which she purchased provided such tax-deferment.

Fourth, much of Castillo's arguments concern annuities and sales practices in general (such as complaints by a "whistleblower," the "regulatory crackdown," etc.) and not specifically conduct which concerns Castillo. Other arguments concern members of the purported class, even though a class action has not been certified. To the extent that statements of law and the evidence presented do not concern Castillo's claims, such legal arguments and evidence are not relevant in deciding defendants' motion.

Fifth, Castillo's fraud and misrepresentation claims are barred by O.R.C. 2305.09's four-year statute of limitations. The "Customer Disclosure and Annuity Acknowledgment," in which Castillo acknowledges receiving a prospectus, was signed August 29, 1994; the annuity was likewise purchased in August 1994. However, plaintiffs Castillo's and Marcus Shore's original complaint was not filed until October 29, 1998. Because more than four years has passed from the time when Castillo purchased the annuity and acknowledged receiving a prospectus, her claims are barred by the statute of limitations.

Although Castillo argues that "the determination of when a plaintiff reasonably should have discovered the perpetration of a fraud necessarily involves questions of fact that would preclude resolution of the matter by summary judgment," summary judgment is not barred when a material issue of fact does not exist as to when she should have discovered the alleged fraud. See, e.g., Kimmelman v Advest, Inc. (Lucas App., March 19, 1993), No. L-92-177, 1993 Ohio App. LEXIS 1532, at *3-4 (affirming summary judgment because "even application of the discovery rule would not preclude the statute of limitations from barring appellants' cause of action"). Likewise, Castillo's arguments that she "reasonably discovered the fraud after hearing something was wrong" and "timely filed her claims" are conclusory and not evidence sufficient to withstand summary judgment.

Castillo also argues that "Defendants . . . argue that Ms. Castillo's claims for negligence and breach of fiduciary duty are time-barred because such claims are not subject to the discovery rule" but that "the Court already rejected this same argument when it denied defendants' motion to dismiss more than two years ago." However, a discovery rule is indeed not applicable to negligence claims. See Investors REIT One v. Jacobs (1989), 46 Ohio St. 3d 176, 181 ("The legislature's express inclusion of a discovery rule for certain torts arising under R.C. 2305.09, including fraud and conversion, implies the exclusion of other torts arising under the statute, including negligence."). Also, the decision denying defendants' motion to dismiss did not reject defendants' statute-of-limitations arguments but merely held that "when Castillo should have discovered the alleged fraud is a factual matter beyond the scope of a motion to dismiss" and "to the extent that Castillo's claim for breach of fiduciary duty is based on defendants' allegedly fraudulent conduct, that claim appears to be subject to a discovery rule." As such, that decision noted that evidence as to when Castillo should have discovered the alleged fraud was not admissible in deciding a motion to dismiss. In addition, to the extent that a discovery rule is applicable, the evidence shows that Castillo should have discovered the alleged fraud when she purchased the annuity and/or received the prospectus, as shown by the signed "Customer Disclosure and Annuity Acknowledgment," and Castillo has not presented controverting evidence.

Alternatively, Castillo cites Gray v. Estate of Barry (1995), 101 Ohio App. 3d 764, 767, for the argument that "even if the discovery rule does not apply to Castillo's claims of negligence and breach of fiduciary duty, 'the statute of limitation as to torts does not usually begin to run until the tort is complete.'" However, the Tenth District Court of Appeals held, "We reject appellant's argument and find that his delayed damages theory is precluded by the recent Ohio Supreme Court decisions of *Investors REIT One v. Jacobs* (1989), 46 Ohio St. 3d 176, 546 N.E.2d 206, and *Grant Thornton v. Windsor House, Inc.* (1991), 57 Ohio St. 3d 158, 566 N.E.2d 1220." Fronczak v. Arthur Andersen, L.L.P.

(Franklin 1997), 124 Ohio App. 3d 240, 243; see Rihm v. Wade (Montgomery App., Dec. 10, 1999), No. 17802, 1999 Ohio App. LEXIS 5873, at *8-9 ("the delayed occurrence of damages rule has been rejected by a number of courts").

Sixth, to the extent that she is seeking damages for surrender fees on the annuity, Castillo has failed to show that she suffered such damages. Castillo testified that she did not withdraw her funds from the annuity until after the end of the seven-year period. (Castillo Deposition, p. 72.)

In summary:

Shore has withdrawn from this case, so Castillo is the only remaining plaintiff. Because a class has not been certified, only Castillo's claims and not any claims of purported class-members can be considered in deciding defendants' motion.

The claims for (1) Fraud, Fraudulent Concealment and Deceit, (2) Fraudulent Inducement, (3) Breach of Fiduciary Duty, and (4) Negligent Misrepresentation are based on the allegation that defendants and their agents improperly induced purchases of annuities for funding tax-qualified plans, such as IRAs, but no evidence has been presented to show that Castillo's annuity was placed in an IRA or that defendants or their agents recommended that she do so. Rather, in signing the "Customer Disclosure and Annuity Acknowledgment, Castillo acknowledged that she understood that she was purchasing an annuity and that she had received a prospectus. Castillo has also failed to demonstrate that a fiduciary duty existed. Additionally, Castillo's fraud and misrepresentation claims are barred by the applicable statute of limitations.

The claim for (5) Negligent Training and Supervision is based on hiring, retaining, and promoting employees who engaged in the alleged illegal conduct. However, Castillo has failed to demonstrate that the underlying illegal conduct occurred.

The claim for (6) Unjust Enrichment and Imposition of Constructive Trust is based on funds received by defendants as a result of alleged misrepresentations and omissions. However, Castillo has failed to show that defendants made such misrepresentations and omissions to her or that she reasonably relied on these misrepresentations and omissions to her detriment.

The claim for (7) Declaratory and Injunctive Relief seeks a declaration that defendants must stop charging surrender fees and an order to stop charging such fees, as well as an injunction against defendants' using the alleged deceptive sales practices in selling annuities or collecting fees on such annuities. However, Castillo has failed to produce evidence that she paid any surrender fees and has failed to demonstrate that the underlying, deceptive practices occurred.

The claim for (8) Reformation is based on defendants' alleged fraud and misrepresentation as to the appropriateness of placing investments into qualified plans. However, defendants are entitled to judgment on the underlying fraud and misrepresentation claims, and Castillo has failed to show that her annuity was placed in such a qualified plan.

Castillo is also not entitled to punitive damages or attorney fees and has also failed to present case-law or other legal authority under which defendants' fees would be deemed "excessive" as a matter of law.

III. Motions for Class Certification and to Compel

On February 11, 2002, Castillo filed her motion for class certification. Because summary judgment for defendants is warranted as to her amended complaint and because she is the sole, remaining plaintiff, the class-certification motion is moot.

On May 28, 2002, Castillo filed her motion to compel the deposition of former plaintiff Shore. Castillo argues that Shore's deposition testimony is relevant in determining class certification. Because the class-certification motion is moot, the motion to compel is also moot.

IV. Conclusion

Therefore, defendants' motion for summary judgment is GRANTED, and plaintiff Castillo's motion for class certification and motion to compel are MOOT. Counsel for defendants shall prepare an appropriate entry and submit the proposed entry to counsel for the adverse parties pursuant to Loc. R. 25.01. A copy of this decision shall accompany the proposed entry when presented to the Court for signature.

DAVID L. JOHNSON, JUDGE

Copies to:

Dennis E. Murray, Jr., Esq.

Michael C. Spencer, Esq.
Janine L. Pollack, Esq.
Lee A. Weiss, Esq.

Andrew B. Lustigman, Esq.

Ronald A. Uitz, Esq.

Richard D. Kranich, Esq.
Attorneys for Plaintiffs

Quinton F. Lindsmith, Esq.

Charles C. Platt, Esq.
John M. Aerni, Esq.
George E. Anhang, Esq.

Attorneys for Defendants

7

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
 MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
 TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
 QnLNLy0e0KvaSMcvHk+PWU/EMDJFXCoSfJhhjgaF5Are8MIx66I7epZlZll0mm3t
 EOa5H6zBo7aWD23mczDoqg==

<SEC-DOCUMENT>0000950168-00-001088.txt : 20000426
<SEC-HEADER>0000950168-00-001088.hdr.sgml : 20000426
ACCESSION NUMBER: 0000950168-00-001088
CONFORMED SUBMISSION TYPE: 485BPOS
PUBLIC DOCUMENT COUNT: 4
FILED AS OF DATE: 20000425
EFFECTIVENESS DATE: 20000425

FILER:

COMPANY DATA:
COMPANY CONFORMED NAME: WRL SERIES ANNUITY ACCOUNT
CENTRAL INDEX KEY: 0000841056
STANDARD INDUSTRIAL CLASSIFICATION: UNKNOWN SIC - 0000 [0000]
STATE OF INCORPORATION: OH
FISCAL YEAR END: 1231

FILING VALUES:
FORM TYPE: 485BPOS
SEC ACT:
SEC FILE NUMBER: 333-24959
FILM NUMBER: 608443

BUSINESS ADDRESS:
STREET 1: 570 CARILLON PARKWAY
CITY: ST PETERSBURG
STATE: FL
ZIP: 33716
BUSINESS PHONE: 7272991800

MAIL ADDRESS:
STREET 1: 201 HIGHLAND AVENUE
CITY: LARGO
STATE: FL
ZIP: 33770
</SEC-HEADER>
<DOCUMENT>
<TYPE>485BPOS
<SEQUENCE>1
<DESCRIPTION>FREEDOM WEALTH CREATOR
<TEXT>

As filed with the Securities and Exchange Commission on April 25, 2000
Registration No. 333-24959/811-5672

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO. ----- ( )

POST-EFFECTIVE AMENDMENT NO. 4 ----- (X)

and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940
Post-Effective Amendment No. 79 -- (X)

(Check appropriate box or boxes)

WRL SERIES ANNUITY ACCOUNT
(Exact Name of Registrant)

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
(Name of Depositor)
570 Carillon Parkway
St. Petersburg, Florida 33716
(Address of Depositor's Principal Executive Offices) (Zip Code)
Depositor's Telephone Number, including Area Code:
(727) 299-1800

Thomas E. Pierpan, Esq.

Senior Vice President, General Counsel and Assistant Secretary

Western Reserve Life Assurance Co. of Ohio
570 Carillon Parkway
St. Petersburg, Florida 33716
(Name and Address of Agent for Service)

Copy to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

Title of securities being registered: Units of interest in the separate account under flexible payment deferred variable annuity contracts.

It is proposed that this filing will become effective (check appropriate space)

---- immediately upon filing pursuant to paragraph (b) of Rule 485

X on May 1, 2000, pursuant to paragraph (b) of Rule 485

---- 60 days after filing pursuant to paragraph (a) of Rule 485

on DATE , pursuant to paragraph (a) of Rule 485
---- ------------

<PAGE>

PART A

INFORMATION REQUIRED IN A PROSPECTUS

<PAGE>

WRL FREEDOM WEALTH CREATOR/registered trademark/ VARIABLE ANNUITY

Issued Through

WRL SERIES ANNUITY ACCOUNT
By
WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

PROSPECTUS

MAY 1, 2000

This prospectus gives you important information about the WRL Freedom Wealth Creator/registered trademark/, a flexible payment variable accumulation deferred annuity contract. Please read this prospectus and the mutual fund prospectuses before you invest and keep them for future reference. This Contract is available to individuals as well as to certain groups and individual retirement plans.

You can put your money into 30 investment choices: a fixed account and 29 subaccounts of the WRL Series Annuity Account. Money you put in a subaccount is invested exclusively in a single mutual fund portfolio. Your investments in the portfolios are not guaranteed. You could lose your money. Money you direct into the fixed account earns interest at a rate guaranteed by Western Reserve.

The 29 portfolios we currently offer through the subaccounts under this Contract are:

<TABLE>
<S> <C>

WRL SERIES FUND, INC.	
WRL VKAM Emerging Growth	WRL Great Companies -- America(SM)
WRL T. Rowe Price Small Cap	WRL Salomon All Cap
WRL Goldman Sachs Small Cap	WRL C.A.S.E. Growth
WRL Pilgrim Baxter Mid Cap Growth	WRL Dreyfus Mid Cap
WRL Alger Aggressive Growth	WRL NWQ Value Equity
WRL Third Avenue Value	WRL T. Rowe Price Dividend Growth
WRL Value Line Aggressive Growth	WRL Dean Asset Allocation
WRL GE International Equity (formerly, WRL GE/Scottish Equitable International Equity)	WRL LKCM Strategic Total Return

WRL Janus Global	WRL J.P. Morgan Real Estate Securities
WRL Great Companies -- Technology(SM)	WRL Federated Growth & Income
WRL Janus Growth	WRL AEGON Balanced
WRL Goldman Sachs Growth	WRL AEGON Bond
WRL GE U.S. Equity	WRL J.P. Morgan Money Market

</TABLE>

<TABLE>
<S><C>

VARIABLE INSURANCE PRODUCTS FUND (VIP)
Fidelity VIP Equity-Income Portfolio -- Service Class 2
VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2
VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2
</TABLE>

If you would like more information about the WRL Freedom Wealth Creator/registered trademark/, you can obtain a free copy of the Statement of Additional Information ("SAI") dated May 1, 2000. Please call us at 1-800-851-9777 or write us at: Western Reserve, Administrative Office - Annuity Department, P.O. Box 9051, Clearwater, Florida 33758-9051. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The SEC maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.

PLEASE NOTE THAT THE CONTRACT AND THE FUNDS:
/bullet/ ARE NOT BANK DEPOSITS
/bullet/ ARE NOT FEDERALLY INSURED
/bullet/ ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY
/bullet/ ARE NOT GUARANTEED TO ACHIEVE THEIR GOAL
/bullet/ INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PREMIUM

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
<PAGE>

TABLE OF CONTENTS

- ---
- ---
- ---

<TABLE>

<S>	<C>
DEFINITIONS OF SPECIAL TERMS	1
SUMMARY	3
ANNUITY CONTRACT FEE TABLE	9
EXAMPLES	11
1. THE ANNUITY CONTRACT	12
The Contract	12

	Other Contracts	13
2.	ANNUITY PAYMENTS (THE INCOME PHASE)	13
	Annuity Payment Options Under the Contract	13
	Fixed Annuity Payment Options	14
	Variable Annuity Payment Options	15
3.	PURCHASE	16
	Contract Issue Requirements	16
	Purchase Payments	16
	Initial Purchase Requirements	16
	Additional Purchase Payments	16
	Maximum Annual Purchase Payments	17
	Allocation of Purchase Payments	17
	Right to Cancel Period	17
	Annuity Value	17
	Accumulation Units	18
4.	INVESTMENT CHOICES	18
	The Separate Account	18
	The Fixed Account	20
	Transfers	20
	Dollar Cost Averaging Program	21
	Asset Rebalancing Program	22
	Telephone or Fax Transactions	22
	Third Party Investment Services	23
5.	EXPENSES	23
	Mortality and Expense Risk Charge	23
	Annual Contract Charge	24
	Transfer Charge	24
	Loan Processing Fee	24
	Change in Purchase Payment Allocation Fee	24
	Premium Taxes	25
	Federal, State and Local Taxes	25
	Withdrawal Charge	25
	Portfolio Management Fees	27
	Reduced or Waived Charges and Expenses to Employees	27
6.	TAXES	28
	Annuity Contracts in General	28
	Qualified and Nonqualified Contracts	28
	Partial Withdrawals and Complete Surrenders -- Nonqualified Contracts	29
	Multiple Contracts	30

</TABLE>

<PAGE>

<TABLE>

<S>		<C>
	Diversification and Distribution Requirements	30
	Partial Withdrawals and Complete Surrenders -- Qualified Contracts	30
	Taxation of Death Benefit Proceeds	31
	Annuity Payments	31
	Transfers, Assignments or Exchanges of Contracts	32
	Net Income Makeup Charitable Remainder Unitrusts (NIMCRUTs)	32
	Possible Tax Law Changes	32
7.	ACCESS TO YOUR MONEY	32
	Partial Withdrawals and Complete Surrenders	32
	Delay of Payment and Transfers	34
	Systematic Partial Withdrawals	34

	Contract Loans for Qualified Contracts	34
8.	PERFORMANCE	36
9.	DEATH BENEFIT	37
	When We Pay a Death Benefit	37
	When We Do Not Pay a Death Benefit	38
	Amount of Death Benefit During the Accumulation Period	38
	Alternate Payment Elections Before the Maturity Date	39
10.	OTHER INFORMATION	39
	Ownership	39
	Annuitant	40
	Beneficiary	40
	Assignment	40
	Western Reserve Life Assurance Co. of Ohio	40
	The Separate Account	40
	Voting Rights	41
	Distribution of the Contracts	41
	Non-Participating Contract	42
	Variations in Contract Provisions	42
	IMSA	42
	Legal Proceedings	42
	Financial Statements	42
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION		43
APPENDIX A -- CONDENSED FINANCIAL INFORMATION		44
APPENDIX B -- HISTORICAL PERFORMANCE DATA		53
</TABLE>

<PAGE>

DEFINITIONS OF SPECIAL TERMS

<TABLE>

<S>	<C>
accumulation period	The period between the Contract date and the maturity date while the Contract is in force.
accumulation unit value	An accounting unit of measure we use to calculate subaccount values during the accumulation period.
administrative office	Our administrative office and mailing address is P.O. Box 5068, Clearwater, Florida 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-851-9777.
age	The issue age, which is annuitant's age on the birthday nearest the Contract date, plus the number of completed Contract years. When we use the term "age" in this prospectus, it has the same meaning as "attained age" in the Contract.
annuitant	The person you named in the application (or later changed), to receive annuity payments. The annuitant may be changed as provided in the Contract's death benefit provisions and annuity provision.
annuity unit	An accounting unit of measure we use to calculate annuity payments from the

value	subaccounts after the maturity date.
annuity value	The sum of the separate account value and the fixed account value.
beneficiary(ies)	The person(s) you elect to receive the death benefit proceeds under the Contract.
cash value	The annuity value less any applicable premium taxes and any withdrawal charge.
Code	The Internal Revenue Code of 1986, as amended.
Contract date	The later of the date on which the initial purchase payment is received or the date that the properly completed application is received at Western Reserve's administrative office. We measure Contract years, Contract months and Contract anniversaries from the Contract date.
death report day	The valuation date on which we have received both proof of annuitant's death and your beneficiary's election regarding payment.
fixed account	An option to which you can direct your money under the Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account. The fixed account is not available in all states.
fixed account value	During the accumulation period, your Contract's value in the fixed account.
funds	Investment companies which are registered with the U.S. Securities and Exchange Commission. The Contract allows you to invest in the portfolios of the funds through our subaccounts. We reserve the right to add other registered investment companies to the Contract in the future.
in force	Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.

</TABLE>

1

<PAGE>

<TABLE>

<S>	<C>
maturity date	The date on which the accumulation period ends and annuity payments begin. The latest maturity date is the annuitant's 90th birthday. For Contracts issue in conjunction with Net Income Makeup Charitable Remainder Unitrusts, the latest maturity date is the annuitant's 100th birthday.
NYSE	New York Stock Exchange.
nonqualified Contracts	Contracts issued other than in connection with retirement plans.
owner (you, your)	The person(s) entitled to exercise all rights under the Contract. The annuitan is the owner unless the application states otherwise, or unless a change of ownership is made at a later time. Joint owners may be named, provided the joint owners are husband and wife. Joint ownership is not available in all

	states.
portfolio	A separate investment portfolio of a fund.
purchase payments	Amounts paid by an owner or on the owner's behalf to Western Reserve as consideration for the benefits provided by the Contract. When we use the term "purchase payment" in this prospectus, it has the same meaning as "net purchase payment" in the Contract, which means the purchase payment less any applicable premium taxes.
qualified Contracts	Contracts issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.
separate account	WRL Series Annuity Account, a separate account composed of subaccounts established to receive and invest purchase payments not allocated to the fixed account.
separate account value	During the accumulation period, your Contract's value in the separate account, which equals the total value in each subaccount.
subaccount	A subdivision of the separate account that invests exclusively in the shares o a specified portfolio and supports the Contracts. Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity option.
surrender	The termination of a Contract at the option of the owner.
valuation date/ business day	Each day on which the NYSE is open for trading, except when a subaccount's corresponding portfolio does not value its shares. Western Reserve is open for business on each day that the NYSE is open. When we use the term "business day," it has the same meaning as valuation date.
valuation period	The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.
Western Reserve (we, us, our)	Western Reserve Life Assurance Co. of Ohio.

</TABLE>

2

<PAGE>

SUMMARY

THE SECTIONS IN THIS SUMMARY CORRESPOND TO SECTIONS IN THIS PROSPECTUS, WHICH DISCUSS THE TOPICS IN MORE DETAIL. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT

The WRL Freedom Wealth Creator/registered trademark/ is a flexible payment variable accumulation deferred annuity contract (the "Contract") offered by Western Reserve. It is a contract between you, as the owner, and Western Reserve, a life insurance company. The Contract provides a way for you to invest on a tax-deferred basis in the subaccounts of the separate account and the fixed account. We intend the Contract to be used to accumulate money for retirement or other long-term investment purposes.

The Contract allows you to direct your money into any of the 29 subaccounts. Each subaccount invests exclusively in a single portfolio of a fund. The money you invest in the subaccounts will fluctuate daily based on the portfolio's investment results. The value of your investment in the subaccounts is not guaranteed and may increase or decrease. You bear the investment risk for amounts you invest in the subaccounts.

You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account.

You can transfer money between any of the investment choices during the accumulation period, subject to certain limits on transfers from the fixed account.

The Contract, like all deferred annuity contracts, has two phases: the "accumulation period" and the "income phase." During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the Contract. The income phase starts on the maturity date when you begin receiving regular payments from your Contract. The money you can accumulate during the accumulation period, as well as the annuity payment option you choose, will largely determine the amount of any income payments you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE)

The Contract allows you to receive income under one of five annuity payment options. You may choose from fixed payment options or variable payment options. If you select a variable payment option, the dollar amount of the payments you receive may go up or down depending on the investment results of the portfolios you invest in at that time. You cannot annuitize until your Contract's fifth anniversary.

3. PURCHASE

You can buy this Contract with $5,000 ($1,000 for traditional or Roth IRAs and $50 for other qualified Contracts) or more under most circumstances. You can add as little as $50 at any time during the accumulation period.

<PAGE>

4. INVESTMENT CHOICES

You can invest your money in any of the 29 fund portfolios by directing it to the corresponding subaccount. The portfolios are described in the fund prospectuses. The portfolios now available to you under the Contract are:

WRL SERIES FUND, INC.

<TABLE>

<S>	<C>
[ ] WRL VKAM Emerging Growth	[ ] WRL Great Companies -- America(SM)
[ ] WRL T. Rowe Price Small Cap	[ ] WRL Salomon All Cap
[ ] WRL Goldman Sachs Small Cap	[ ] WRL C.A.S.E. Growth
[ ] WRL Pilgrim Baxter Mid Cap Growth	[ ] WRL Dreyfus Mid Cap
[ ] WRL Alger Aggressive Growth	[ ] WRL NWQ Value Equity
[ ] WRL Third Avenue Value	[ ] WRL T. Rowe Price Dividend Growth
[ ] WRL Value Line Aggressive Growth	[ ] WRL Dean Asset Allocation
[ ] WRL GE International Equity	[ ] WRL LKCM Strategic Total Return
[ ] WRL Janus Global	[ ] WRL J.P. Morgan Real Estate Securities
[ ] WRL Great Companies -- Technology(SM)	[ ] WRL Federated Growth & Income
[ ] WRL Janus Growth	[ ] WRL AEGON Balanced
[ ] WRL Goldman Sachs Growth	[ ] WRL AEGON Bond
[ ] WRL GE U.S. Equity	[ ] WRL J.P. Morgan Money Market

</TABLE>

<TABLE>
<S><C>

VARIABLE INSURANCE PRODUCTS FUND

Fidelity VIP Equity-Income Portfolio -- Service Class 2

VARIABLE INSURANCE PRODUCTS FUND II (VIP II)

Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2

VARIABLE INSURANCE PRODUCTS FUND III (VIP III)

Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2

</TABLE>

Depending upon market conditions, you can make or lose money in any of these subaccounts. We reserve the right to offer other investment choices in the future.

You can also allocate your purchase payments to the fixed account. The fixed account is not available in all states. Residents of Washington, Oregon, New Jersey, and Massachusetts may not direct or transfer any money to the fixed account.

Transfers. You have the flexibility to transfer assets within your Contract. At any time during the accumulation period you may transfer amounts among the subaccounts and between the subaccounts and the fixed account. Certain restrictions apply.

5. EXPENSES

We do not take any deductions from purchase payments at the time you buy the Contract. You invest the full amount of each purchase payment in one or more of the investment choices.

During the accumulation period and the income phase, we deduct a daily mortality and expense risk charge of 1.40% each year from the money you have invested in the subaccounts. We intend to reduce this charge to 1.25% (during the accumulation period) after the first seven Contract years, although we do not guarantee that we will do so.

During the accumulation period, we deduct an annual Contract charge of $35 from the annuity value on each Contract anniversary and at the time of surrender. We currently waive

<PAGE>

this charge if the total purchase payments, minus all partial withdrawals equals or exceeds $50,000 on the Contract anniversary when this charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.

We impose a $25 charge per transfer if you make more than 12 transfers among the subaccounts per Contract year.

We may deduct state premium taxes, which currently range from 0% to 3.50%, when you make your purchase payments, or if you surrender the Contract or partially withdraw its value, or if we pay out death benefit proceeds, or if you begin to receive regular annuity payments. We only charge you premium taxes in those states that require us to pay premium taxes.

If you make a partial withdrawal or surrender your Contract completely, we will deduct a withdrawal charge for purchase payments withdrawn within seven years after we receive a purchase payment. This charge is 8% of amount that must be withdrawn if the withdrawal occurs within 12 months or less of our receipt of the purchase payment, and then declines gradually to 7% - 13 through 24 months; 6% - 25 through 36 months; 5% - 37 through 48 months; 4% - 49 through 60 months; 3% - 61 through 72 months; 2% - 73 through 84 months; and no withdrawal charge - 85 months or more.

When we calculate withdrawal charges, we treat withdrawals as coming first from the oldest purchase payment, then the next oldest and so forth. For the first withdrawal you make in any Contract year, we will waive that portion of the withdrawal charge that is based on the first 10% of your Contract's annuity value at the time of the withdrawal. Amounts of the first withdrawal in excess of the first 10% of your Contract's annuity value and all subsequent withdrawals you make during the Contract year will be subject to a withdrawal charge. We deduct the full withdrawal charge if you surrender your Contract completely. We waive this charge under certain circumstances. See Expenses -- Withdrawal Charge on page 25 for how we calculate the withdrawal charge waiver.

The portfolios deduct management fees and expenses from amounts you have invested in the portfolios. Some portfolios also deduct 12b-1 fees from portfolio assets. These charges currently range from 0.44% to 1.20% annually, depending on the portfolio. See the Annuity Contract Fee Table on page 9 of this prospectus and the fund prospectuses.

6. TAXES

The Contract's earnings are generally not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the earnings. The annuity payments you receive during the income phase are considered partly a return of your original investment so that part of each payment is not taxable as income until the "investment in the contract" has been fully recovered. Different tax consequences may apply for a Contract used in connection with a qualified retirement plan.

<PAGE>

Death benefits are taxable and generally are included in the income of the recipient as follows: if received under an annuity payment option, death benefits are taxed in the same manner as annuity payouts; if not received under an annuity option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a partial withdrawal or complete surrender.

7. ACCESS TO YOUR MONEY

You can take some or all of your money out anytime during the accumulation period. However, you may not take a partial withdrawal if it reduces the cash value below $5,000. No partial withdrawals may be made from the fixed account without prior consent from us. Access to amounts held in qualified Contracts may be restricted or prohibited. Withdrawal charges may apply. You may also have to pay federal income tax and a penalty tax on any money you take out.

Patial withdrawals may reduce the death benefit by more than the amount withdrawn.

8. PERFORMANCE

The value of your Contract will vary up or down depending upon the investment performance of the subaccounts you choose and will be reduced by

Contract fees and charges. We provide performance information in Appendix B and in the SAI. Past performance does not guarantee future results.

9. DEATH BENEFIT

If you are both the owner and the annuitant and you die before the income phase begins, your beneficiary will receive a death benefit. Death benefit provisions may vary by state.

If you name different persons as owner and annuitant, you can affect whether the death benefit is payable and who would receive it. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

If the annuitant dies during the accumulation period, the death benefit will be the greatest of:

/bullet/ the annuity value of your Contract on the death report day:

/bullet/ the total purchase payments you make to the Contract, reduced by any partial withdrawals;

/bullet/ the annuity value of your Contract on the seventh Contract anniversary, reduced by any partial withdrawals; or

/bullet/ the highest annuity value of your Contract on any Contract anniversary between your Contract date (as shown on your Contract schedule page) and the earlier of:
  /bullet/ the annuitant's date of death; or
  /bullet/ the Contract anniversary nearest the annuitant's 80th birthday.

The highest annuity value will be increased by purchase payments made and decreased by adjusted partial withdrawals taken since the Contract anniversary with the highest annuity value.

<PAGE>

The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Fixed Annuity Payment Options and Variable Annuity Payment Options on pages 14 and 15 for a description of the annuity payment options. Please note that not all payment options provide for a death benefit.

10. OTHER INFORMATION

RIGHT TO CANCEL PERIOD. You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will generally be the total purchase payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. You will keep any gains, and bear any losses, on amounts that you invested in the subaccounts. If state law requires, we will refund your original purchase payment(s). We determine the value of the refund as of the date we receive the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned

Contract. The Contract will then be deemed void. In some states you may have more than 10 days and/or receive a different refund amount.

WHO SHOULD PURCHASE THE CONTRACT? We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth.

ADDITIONAL FEATURES. This Contract has additional features that might interest you. These include the following:

/bullet/ REDUCED MINIMUM INITIAL PURCHASE PAYMENT (FOR NONQUALIFIED CONTRACTS) -- You may make a minimum initial purchase payment of $1,000, rather than $5,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer.

/bullet/ SYSTEMATIC PARTIAL WITHDRAWALS -- You can arrange to have money automatically sent to you while your Contract is in the accumulation period. You may take systematic partial withdrawals monthly, quarterly, semi-annually or annually without paying withdrawal charges. Amounts you receive may be included in your gross income and, in certain circumstances, may be subject to penalty taxes.

/bullet/ DOLLAR COST AVERAGING -- You can arrange to have a certain amount of money automatically transferred monthly from one or any combination of the fixed account, the WRL J.P. Morgan Money Market or WRL AEGON Bond subaccounts to your choice of subaccounts. Dollar cost averaging does not guarantee a profit and does not protect against a loss if market prices decline.

7

<PAGE>

/bullet/ ASSET REBALANCING -- We will, upon your request, automatically transfer amounts periodically among the subaccounts on a regular basis to maintain a desired allocation of the annuity value among the various subaccounts.

/bullet/ TELEPHONE OR FAX TRANSACTIONS -- You may make transfers, withdrawals and/or change the allocation of additional purchase payments by telephone or fax.

/bullet/ NURSING CARE FACILITY WAIVER -- If you are confined to a nursing care facility, you may take partial withdrawals or surrender your

Contract completely without paying the withdrawal charge, under certain circumstances.

/bullet/ CONTRACT LOANS -- If you own a qualified Contract, you may be eligible to take out Contract loans during the accumulation period, subject to certain restrictions. See Contract Loans for Qualified Contracts on page 34 for details.

These features are not available in all states and may not be suitable for your particular situation.

Certain states place restrictions on access to the fixed account, on the death benefit calculation, on the annuity payment options and on other features of the Contract. Consult your agent and the Contract form for details.

11. INQUIRIES

If you need additional information, please contact us at:

Western Reserve Life
Administrative Office
Attention: Annuity Department

P.O. Box 9051
Clearwater, FL 33758-9051
1-800-851-9777

www.westernreserve.com

<PAGE>

ANNUITY CONTRACT FEE TABLE

<TABLE>
<CAPTION>

OWNER TRANSACTION EXPENSES

<S>	<C>
Sales Load On Purchase Payments	None
Maximum Withdrawal Charge(1)(2) (as a % of purchase payments)	8%
Transfer Charge	$25 After 12 Per Year
Loan Processing Fee(3)	$30 Per Loan
Change in Purchase Payment Allocation Fee(4)	$25
ANNUAL CONTRACT CHARGE(2)(5)	$35 Per Contract Year

</TABLE>

<TABLE>
<CAPTION>
SEPARATE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE SEPARATE ACCOUNT VALUE)

<S>	<C>
Mortality and Expense Risk Charge(6)	1.40%
Administrative Charge	None
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES	1.40%

</TABLE>

PORTFOLIO ANNUAL EXPENSES(7)

(as a percentage of average net assets and after expense reimbursements)

<TABLE>
<CAPTION>

PORTFOLIO <S>	MANAGEMENT FEES <C>
WRL SERIES FUND, INC.(8)(9)	
WRL VKAM Emerging Growth	0.80%
WRL T. Rowe Price Small Cap(10)	0.75%
WRL Goldman Sachs Small Cap(10)	0.90%
WRL Pilgrim Baxter Mid Cap Growth(10)	0.90%
WRL Alger Aggressive Growth	0.80%
WRL Third Avenue Value	0.80%
WRL Value Line Aggressive Growth(11)	0.80%
WRL GE International Equity(12)	1.00%
WRL Janus Global(13)	0.80%
WRL Great Companies -- Technology(SM)(11)	0.80%
WRL Janus Growth(14)	0.80%
WRL Goldman Sachs Growth(10)	0.90%
WRL GE U.S. Equity	0.80%
WRL Great Companies -- America(SM)(11)	0.80%
WRL Salomon All Cap(10)	0.90%
WRL C.A.S.E. Growth	0.80%
WRL Dreyfus Mid Cap(10)	0.85%
WRL NWQ Value Equity	0.80%
WRL T. Rowe Price Dividend Growth(10)	0.90%
WRL Dean Asset Allocation	0.80%
WRL LKCM Strategic Total Return	0.80%
WRL J.P. Morgan Real Estate Securities	0.80%
WRL Federated Growth & Income	0.75%
WRL AEGON Balanced	0.80%
WRL AEGON Bond	0.45%
WRL J.P. Morgan Money Market	0.40%
VARIABLE INSURANCE PRODUCTS FUND (VIP)(15)	
Fidelity VIP Equity-Income Portfolio -- Service Class 2(16)	0.48%
VARIABLE INSURANCE PRODUCTS FUND II (VIP II) (15)	
Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2(16)	0.58%

VARIABLE INSURANCE PRODUCTS FUND III (VIP III) (15)	
Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2(16)	0.58%

<CAPTION>

PORTFOLIO	RULE 12B-1 FEES
<S>	<C>
WRL SERIES FUND, INC.(8)(9)	
WRL VKAM Emerging Growth	N/A
WRL T. Rowe Price Small Cap(10)	N/A
WRL Goldman Sachs Small Cap(10)	N/A
WRL Pilgrim Baxter Mid Cap Growth(10)	N/A
WRL Alger Aggressive Growth	N/A
WRL Third Avenue Value	N/A
WRL Value Line Aggressive Growth(11)	N/A
WRL GE International Equity(12)	N/A
WRL Janus Global(13)	N/A
WRL Great Companies -- Technology(SM)(11)	N/A
WRL Janus Growth(14)	N/A
WRL Goldman Sachs Growth(10)	N/A
WRL GE U.S. Equity	N/A
WRL Great Companies -- America(SM)(11)	N/A
WRL Salomon All Cap(10)	N/A
WRL C.A.S.E. Growth	N/A
WRL Dreyfus Mid Cap(10)	N/A
WRL NWQ Value Equity	N/A
WRL T. Rowe Price Dividend Growth(10)	N/A
WRL Dean Asset Allocation	N/A
WRL LKCM Strategic Total Return	N/A
WRL J.P. Morgan Real Estate Securities	N/A
WRL Federated Growth & Income	N/A
WRL AEGON Balanced	N/A
WRL AEGON Bond	N/A
WRL J.P. Morgan Money Market	N/A
VARIABLE INSURANCE PRODUCTS FUND (VIP)(15)	
Fidelity VIP Equity-Income Portfolio -- Service Class 2(16)	0.25%
VARIABLE INSURANCE PRODUCTS FUND II (VIP II) (15)	
Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2(16)	0.25%
VARIABLE INSURANCE PRODUCTS FUND III (VIP III) (15)	
Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2(16)	0.25%

</TABLE>

(1) The withdrawal charge decreases based on the number of years since the purchase payment was made, from 8% in the year in which the purchase payment was made to 0% in the seventh year after the purchase payment was made. To calculate withdrawal charges, the first purchase payment made is considered to come out first. This charge is waived under certain circumstances.

(2) We may reduce or waive the withdrawal charge and the annual Contract charge for Contracts sold to groups of employees with the same employer, including our directors, officers and full-time employees, or other groups where sales to the group reduce our administrative expenses.

(3) Loans are available for qualified Contracts only. This loan fee is not applicable in all states.

<PAGE>

(4) Although we do not currently impose this charge, we reserve the right to impose a $25 charge each time you change your allocation of purchase payments among the subaccounts and the fixed account more than once each Contract quarter.
(5) We currently waive this charge if the total purchase payments, minus all partial withdrawals, equals or exceeds $50,000 on the Contract anniversary for which the charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.
(6) This charge applies to each subaccount. It does not apply to the fixed account. This charge applies during the accumulation period and the income phase. We intend to reduce this charge to 1.25% after the first seven Contract years, but we do not guarantee that we will do so. If we reduce this charge during the accumulation period, we will restore it to 1.40% in the income phase.
(7) The fee table information relating to the portfolios was provided to Western Reserve by the funds. Western Reserve has not independently verified such information.
(8) Effective January 1, 1997, the Board of the WRL Series Fund Inc. (the "WRL Fund") authorized the WRL Fund to charge each portfolio of the WRL Fund an annual Rule 12b-1 fee of up to 0.15% of each portfolio's average daily net assets. However, the WRL Fund will not deduct the fee from any portfolio before April 30, 2001. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the WRL Fund prospectus for more details.
(9) WRL Investment Management, Inc. ("WRL Management"), the investment adviser of the WRL Fund, has undertaken, until at least April 30, 2001, to pay expenses on behalf of the portfolios of the WRL Fund, to the extent normal total operating expenses of a portfolio exceed a stated percentage of the WRL portfolio's average daily net assets. The expense limit, the amount reimbursed by WRL Management during 1999, and the expense ratio without the reimbursement are listed below for each portfolio:

<TABLE>
<CAPTION>

<S>	Expense Limit <C>	Reimbursement Amount <C>	Expense Ra Without Reimbu <C>
WRL VKAM Emerging Growth	1.00%	$ N/A	N/A
WRL T. Rowe Price Small Cap	1.00%	63,542	2.46%
WRL Goldman Sachs Small Cap	1.00%	60,555	5.57%
WRL Pilgrim Baxter Mid Cap Growth	1.00%	34,986	1.40%
WRL Alger Aggressive Growth	1.00%	N/A	N/A
WRL Third Avenue Value	1.00%	10,734	1.06%
WRL Value Line Aggressive Growth	1.00%	N/A	N/A
WRL GE International Equity	1.20%	112,088	1.84%
WRL Janus Global	1.00%	N/A	N/A
WRL Great Companies -- Technology(SM)	1.00%	N/A	N/A
WRL Janus Growth	1.00%	N/A	N/A
WRL Goldman Sachs Growth	1.00%	49,677	2.68%
WRL GE U.S. Equity	1.00%	N/A	N/A
WRL Great Companies -- America(SM)	1.00%	N/A	N/A
WRL Salomon All Cap	1.00%	53,174	2.87%
WRL C.A.S.E. Growth	1.00%	N/A	N/A

WRL Dreyfus Mid Cap	1.00%	34,541	4.89%
WRL NWQ Value Equity	1.00%	N/A	N/A
WRL T. Rowe Price Dividend Growth	1.00%	46,989	2.35%
WRL Dean Asset Allocation	1.00%	N/A	N/A
WRL LKCM Strategic Total Return	1.00%	N/A	N/A
WRL J.P. Morgan Real Estate Securities	1.00%	51,924	2.69%
WRL Federated Growth & Income	1.00%	N/A	N/A
WRL AEGON Balanced	1.00%	N/A	N/A
WRL AEGON Bond	0.70%	N/A	N/A
WRL J.P. Morgan Money Market	0.70%	N/A	N/A

</TABLE>

(10) Because these portfolios commenced operations on May 3, 1999, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are annualized.
(11) Because these portfolios commenced operations on May 1, 2000, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are estimates.
(12) The fee table reflects estimated 2000 expenses because the expense limit for this portfolio will be reduced from 1.50% to 1.20% effective May 1, 2000.
(13) WRL Management currently waives 0.025% of its advisory fee on portfolio average daily net assets over $2 billion (net fee -- 0.775%.) This waiver will be terminated on June 25, 2000.
(14) WRL Management currently waives 0.025% of its advisory fee for the first $3 billion of the portfolio's average daily net assets (net fee -- 0.775%); and 0.05% for the portfolio's average daily net assets above $3 billion (net fee -- 0.75%). The fee table reflects estimated 2000 expenses because of the termination of the fee waiver. This waiver will be terminated on June 25, 2000.
(15) The 12b-1 fee deducted for the Variable Insurance Products Fund (VIP), Variable Insurance Products Fund II (VIP II), and Variable Insurance Products Fund III (VIP III) (the "Fidelity VIP Funds") covers certain shareholder support services provided by companies selling variable contracts investing in the Fidelity VIP Funds. The 12b-1 fees assessed against the Fidelity VIP Funds shares held for the Contracts will be remitted to AFSG Securities Corporation ("AFSG"), the principal underwriter for the Contracts.
(16) Service Class 2 expenses are based on estimated expenses for year 2000.

<PAGE>

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, and assuming the entire $1,000 is invested in the subaccount listed.

<TABLE>
<CAPTION>

IF YOU SURRENDER THE CONTRACT

SUBACCOUNTS	AT THE END OF THE APPLICABLE TIME PERIOD			
<S>	<C> 1 YEAR	<C> 3 YEARS	<C> 5 YEARS	<C> 10 YE
WRL SERIES FUND, INC.				
WRL VKAM Emerging Growth	$104	$133	$165	$269
WRL Goldman Sachs Small Cap	105	137	172	282
WRL T. Rowe Price Small Cap	105	137	172	282
WRL Pilgrim Baxter Mid Cap Growth	105	137	172	282
WRL Alger Aggressive Growth	104	134	166	271
WRL Third Avenue Value	105	137	172	282
WRL Value Line Aggressive Growth	105	137	172	282
WRL GE International Equity	107	143	182	301
WRL Janus Global	104	135	168	274
WRL Great Companies -- Technology(SM)	105	137	172	282
WRL Janus Growth	104	133	164	267
WRL Goldman Sachs Growth	105	137	172	282
WRL GE U.S. Equity	104	135	168	275
WRL Great Companies -- America(SM)	105	137	172	282
WRL Salomon All Cap	105	137	172	282
WRL C.A.S.E Growth	105	137	172	282
WRL Dreyfus Mid Cap	105	137	172	282
WRL NWQ Value Equity	104	134	167	272
WRL T. Rowe Price Dividend Growth	105	137	172	282
WRL Dean Asset Allocation	104	133	165	269
WRL LKCM Strategic Total Return	104	133	165	268
WRL J.P. Morgan Real Estate Securities	105	137	172	282
WRL Federated Growth & Income	104	134	166	271
WRL AEGON Balanced	104	134	166	271
WRL AEGON Bond	100	123	148	234
WRL J.P. Morgan Money Market	99	120	144	224
Fidelity VIP Equity-Income Portfolio -- Service Class 2	103	132	163	264
Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2	105	136	169	277
Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2	105	136	170	278

<CAPTION>

SUBACCOUNTS	IF YOU ANNUITIZE* OR REMAIN INVESTED IN THE CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD OR IF YOU DO NOT SURRENDER OR ANNUITIZE UNDER THE CONTRACT			
<S>	<C> 1 YEAR	<C> 3 YEARS	<C> 5 YEARS	<C> 10 YE
WRL SERIES FUND, INC.				
WRL VKAM Emerging Growth	$24	$73	$125	$269
WRL Goldman Sachs Small Cap	25	77	132	282
WRL T. Rowe Price Small Cap	25	77	132	282
WRL Pilgrim Baxter Mid Cap Growth	25	77	132	282
WRL Alger Aggressive Growth	24	74	126	271
WRL Third Avenue Value	25	77	132	282
WRL Value Line Aggressive Growth	25	77	132	282
WRL GE International Equity	27	83	142	301

WRL Janus Global	24	75	128	274
WRL Great Companies -- Technology(SM)	25	77	132	282
WRL Janus Growth	24	73	124	267
WRL Goldman Sachs Growth	25	77	132	282
WRL GE U.S. Equity	24	75	128	275
WRL Great Companies -- America(SM)	25	77	132	282
WRL Salomon All Cap	25	77	132	282
WRL C.A.S.E Growth	25	77	132	282
WRL Dreyfus Mid Cap	25	77	132	282
WRL NWQ Value Equity	24	74	127	272
WRL T. Rowe Price Dividend Growth	25	77	132	282
WRL Dean Asset Allocation	24	73	125	269
WRL LKCM Strategic Total Return	24	73	125	268
WRL J.P. Morgan Real Estate Securities	25	77	132	282
WRL Federated Growth & Income	24	74	126	271
WRL AEGON Balanced	24	74	126	271
WRL AEGON Bond	20	63	108	234
WRL J.P. Morgan Money Market	19	60	104	224
Fidelity VIP Equity-Income Portfolio -- Service Class 2	N/A	N/A	N/A	N/.
Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2	25	76	129	277
Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2	25	76	130	278

</TABLE>

* You cannot annuitize your Contract before your Contract's fifth anniversary.

The fee table and examples above will help you understand the costs of investing in the subaccounts. The fee table and examples reflect the 1999 expenses (except as noted in the footnotes) of the portfolios and the subaccount fees and charges but do not reflect premium taxes which may range up to 3.50%, depending on the jurisdiction.

PLEASE REMEMBER THAT THE EXAMPLES ARE ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES PAID MAY BE HIGHER OR LOWER THAN THOSE SHOWN. SIMILARLY, YOUR RATE OF RETURN MAY BE MORE OR LESS THAN THE 5% ASSUMED IN THE EXAMPLES.

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The examples above assume that no transfer charges have been assessed. In addition, the $35 annual Contract charge is reflected as a charge of 0.08% based on an average Contract size of $44,369.

Financial Information. We have included in Appendix A a financial history of the accumulation unit values for the subaccounts.

1. THE ANNUITY CONTRACT

THE CONTRACT

This prospectus describes the WRL Freedom Wealth Creator/registered trademark/ Variable Annuity Contract offered by Western Reserve.

An annuity is a contract between you, the owner, and an insurance company (in this case Western Reserve), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin after the maturity date. (See Section 2 on page 13.) Until the maturity date, your annuity is in the accumulation period and the earnings are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the maturity date, your annuity switches to the income phase.

The Contract is a flexible payment variable accumulation deferred annuity. You can use the Contract to accumulate funds for retirement or other long-term financial planning purposes.

It is a "flexible payment" Contract because after you purchase it, you can generally make additional investments of $50 or more at any time, until the maturity date. But you are not required to make any additional investments.

The Contract is a "variable" annuity because the value of your Contract can go up or down based on the performance of your investment choices. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the accumulation period depends upon the performance of your investment choices. If you elect to receive variable annuity payments during the income phase of your Contract, the amount of your annuity payments will also depend upon investment performance.

The Contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Western Reserve to equal at least 3% per year. There may be different interest rates for each payment or transfer you direct to the fixed account which are equal to or greater than the guaranteed rate. The interest rates we set will be credited for periods of at least one year measured from each payment or transfer date.

The fixed account is not available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.

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OTHER CONTRACTS

We offer other variable annuity contracts which also invest in the same portfolios of the funds. These contracts may have different charges that could affect subaccount performance and may offer different benefits more suitable to your needs. To obtain more information about these contracts, contact your agent, or call us at 1-800-851-9777.

2. ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the date when annuity payments start under the Contract. This is the maturity date. You can change this date by giving us 30 days written notice. The maturity date cannot be earlier than the end of the fifth Contract year. The maturity date cannot be later than the annuitant's 90th birthday. The maturity date may be earlier for qualified Contracts.

Election of Annuity Payment Option. Before the maturity date, if the annuitant is alive, you may choose an annuity payment option or change your option. If you do not choose an annuity option by the maturity date, we will make payments under Option D (see below) as a Variable Life Income with 10 years of guaranteed payments. You cannot change the annuity payment option after the maturity date.

If you choose a variable payment option, you must specify how you want the annuity proceeds divided among the subaccounts as of the maturity date. If you do not specify, we will allocate the annuity proceeds in the same proportion as the annuity value is allocated among the investment options on the maturity date. After the maturity date, you may make transfers among the subaccounts, but you may not make transfers from or to the fixed account; we may limit subaccount transfers to one per Contract year.

Unless you specify otherwise, the annuitant named on the application will receive the annuity payments. You can change the annuitant or add a joint annuitant at any time before the maturity date, so long as we agree. If you do not choose an annuitant, we will consider you to be the annuitant.

Supplemental Contract. Once you annuitize and if you have selected a fixed payment option, the Contract will end and we will issue a supplemental Contract to describe the terms of the option you selected. The supplemental Contract will name who will receive the annuity payments and describe when the annuity payments will be made.

ANNUITY PAYMENT OPTIONS UNDER THE CONTRACT

The Contract provides five annuity payment options that are described below. You may choose any annuity payment option under your Contract. You can choose to receive payments monthly, quarterly, semi-annually or annually.

We will use your "annuity proceeds" to provide these payments. The "annuity proceeds" is your annuity value on the maturity date, less any premium tax that may apply. If your annuity payment would be less than $100, then we will pay you the annuity proceeds in one lump sum.

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Fixed Annuity Income Payments. If you choose annuity payment Option A, B or C, the dollar amount of each annuity payment will be fixed on the maturity date and guaranteed by us. The payment amount will depend on three things:

/bullet/ The amount of the annuity proceeds on the maturity date;
/bullet/ The interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3%); and

/bullet/ The specific payment option you choose.

Variable Annuity Income Payments. If you choose variable annuity payment Option D or E, the dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Contract. The dollar amount of each additional variable payment will vary based on the investment performance of the subaccount(s) you invest in and the Contract's assumed investment return of 5%. The dollar amount of each variable payment after the first may increase, decrease or remain constant. If, after all charges are deducted, the actual investment performance exactly matches the Contract's assumed investment return of 5% at all times, then the dollar amount of the next variable annuity payment would remain the same. If actual investment performance, after all charges are deducted, exceeds the assumed investment return, then the amount of the variable annuity payments would increase. But, if actual investment performance, less charges, is lower than the 5% assumed investment return, then the amount of the variable annuity payments would decrease. The portfolio in which you are invested must grow at a rate at least equal to the 5% assumed investment return (plus the mortality and expense risk charge of 1.40% annually) in order to avoid a decrease in the dollar amount of variable annuity payments. For more information on how variable annuity income payments are determined, see the SAI.

The annuity payment options are explained below. Some of the annuity payment options may not be available in all states. Options A, B, and C are fixed only. Options D and E are variable only.

FIXED ANNUITY PAYMENT OPTIONS

Payment Option A -- Fixed Installments. We will pay the annuity in equal payments over a fixed period of 5, 10, 15 or 20 years or any other fixed period acceptable to Western Reserve.

Payment Option B -- Life Income: Fixed Payments.

/bullet/ No Period Certain -- We will make level payments only during the annuitant's lifetime; or

/bullet/ 10 Years Certain -- We will make level payments for the longer of the annuitant's lifetime or 10 years; or

/bullet/ Guaranteed Return of Annuity Proceeds -- We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we made to you equals the annuity proceeds.

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Payment Option C -- Joint and Survivor Life Income: Fixed Payments. We will make level payments during the joint lifetime of the annuitant and a joint annuitant of your choice. Payments will be made as long as either person is living.

VARIABLE ANNUITY PAYMENT OPTIONS

Payment Option D -- Variable Life Income. The annuity proceeds are used to purchase variable annuity units in the subaccounts you select. You may choose between:

/bullet/ No Period Certain - We will make variable payments only during the annuitant's lifetime; or

/bullet/ 10 Years Certain - We will make variable payments for the longer of the annuitant's lifetime or 10 years.

Payment Option E - Variable Joint and Survivor Life Income. We will make variable payments during the joint lifetime of the annuitant and a joint annuitant of your choice. Payments will be made as long as either person is living.

Other annuity payment options may be arranged by agreement with us.

NOTE CAREFULLY: The death benefit payable after the maturity date will be affected by the annuity option you choose.

If:

/bullet/ you choose Life Income with No Period Certain or a Joint and

Survivor Life Income (fixed or variable); and

/bullet/ the annuitant(s) dies, for example, before the due date of the second annuity payment;

Then:

/bullet/ we may make only one annuity payment and there will be no death benefit payable.

If:

/bullet/ you choose Fixed Installments, Life Income with 10 Years Certain, Life Income with Guaranteed Return of Annuity Proceeds or Variable Life Income with 10 Years Certain; and

/bullet/ the person receiving payments dies prior to the end of the guaranteed period;

Then:

/bullet/ the remaining guaranteed payments will be continued to that person's beneficiary, or their value (determined at the date of death) may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the annuitant's address of record. The annuitant is responsible to keep Western Reserve informed of the annuitant's current address of record.

<PAGE>

3. PURCHASE

CONTRACT ISSUE REQUIREMENTS

Western Reserve will issue a Contract IF:

/bullet/ we receive the information we need to issue the Contract;
/bullet/ we receive a minimum initial purchase payment; and

/bullet/ you (annuitant and any joint owner) are age 85 or younger.

PURCHASE PAYMENTS

You should make checks or drafts for purchase payments payable only to "Western Reserve Life" and send them to our administrative office. Your check or draft must be honored in order for us to pay any associated payments and benefits due under the Contract.

INITIAL PURCHASE REQUIREMENTS

The initial purchase payment for nonqualified Contracts must be at least $5,000. However, you may make a minimum initial purchase payment of $1,000, rather than $5,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer. For traditional or Roth IRAs, the minimum initial purchase payment is $1,000 and for qualified Contracts other than traditional or Roth IRAs, the minimum initial purchase payment is $50.

We will credit your initial purchase payment to your Contract within two business days after the day we receive it at our administrative office and your complete Contract information. If we are unable to credit your initial purchase payment, we will contact you within five business days and explain why. We will also return your initial purchase payment at that time unless you tell us to keep it. We will credit your initial purchase payment as soon as we receive all necessary application information.

The date on which we credit your initial purchase payment to your Contract is the Contract date. The Contract date is used to determine Contract years, Contract months and Contract anniversaries.

If you wish to make purchase payments by bank wire, please instruct your bank to wire federal funds as follows:

All First Bank of Baltimore
ABA #: 052000113
For credit to: Western Reserve Life
Account #: 89539600
Owner's Name:
Contract Number:
Attention: Annuity Accounting

We may reject any application or purchase payments for any reason permitted by law.

ADDITIONAL PURCHASE PAYMENTS

You are not required to make any additional purchase payments. However, you can make additional purchase payments as often as you like during the lifetime of the annuitant

<PAGE>

and prior to the maturity date. We will accept purchase payments by bank wire or check. Additional purchase payments must be at least $50 ($100 monthly in the case of nonqualified Contracts with a $1,000 initial purchase payment and $1,000 if by wire). We will credit any additional purchase payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we recieve them at our administrative office. Our business day closes at 4:00 p.m. Eastern Time. If we receive your purchase payments after the close of our business day, we will calculate and credit them as of the close of the next business day.

MAXIMUM ANNUAL PURCHASE PAYMENTS

We allow purchase payments up to a total of $1,000,000 per Contract year without prior approval.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your purchase payment to the investment choices you selected on your application. Your allocation must be in whole percentages and must total 100%. We will allocate additional purchase payments as you selected on your application, unless you request a different allocation.

You may change allocations for future additional purchase payments by writing or telephoning the administrative office, sending written instructions or by telephone, subject to the limitations described below under Telephone or Fax Transactions on page 22. The allocation change will apply to purchase payments received after the date we receive the change request. We reserve the right to impose a $25 charge each time you change your allocation of purchase payments among the subaccounts and the fixed account more than once each Contract quarter.

YOU SHOULD REVIEW PERIODICALLY HOW YOUR PAYMENTS ARE DIVIDED AMONG THE SUBACCOUNTS BECAUSE MARKET CONDITIONS AND YOUR OVERALL FINANCIAL OBJECTIVES MAY CHANGE.

RIGHT TO CANCEL PERIOD

You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will generally be the total purchase payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. You will keep any gains, and bear any losses, on amounts that you invested in the subaccounts. If state law requires, we will refund your original purchase payment(s). We determine the value of the refund as of the date we receive the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. In some states you may have more than 10 days, and/or receive a different refund amount.

ANNUITY VALUE

You should expect your annuity value to change from valuation period to valuation period to reflect the investment performance of the portfolios, the interest credited to your

17

<PAGE>

value in the fixed account, and the fees and charges we deduct. A valuation period begins at the close of business on each business day and ends at the close of business on the next succeeding valuation date. A valuation date is any day the NYSE is open. Our business day closes when the NYSE closes, usually 4:00 p.m. Eastern time. We observe the same holidays as the NYSE.

ACCUMULATION UNITS

We measure the value of your Contract during the accumulation period by using a measurement called an accumulation unit. During the income phase, we use a measurement called an annuity unit. When you direct money into a subaccount, we credit your Contract with accumulation units for that subaccount. We determine how many accumulation units to credit by dividing the dollar amount you direct to the subaccount by the subaccount's accumulation unit value as of the end of that valuation date. If you withdraw or transfer out of a subaccount, or if we assess a transfer charge, annual Contract charge or any withdrawal charge, we subtract accumulation units from the subaccounts using the same method.

Each subaccount's accumulation unit value was set at $10 when the subaccount started. We recalculate the accumulation unit value for each subaccount at the close of each valuation date. The new value reflects the investment performance of the underlying portfolio and the daily deduction of the mortality and expense risk charge. For a detailed discussion of how we determine accumulation unit values, see the SAI.

4. INVESTMENT CHOICES

THE SEPARATE ACCOUNT

The separate account currently consists of 29 subaccounts.

18

<PAGE>

The Funds. Each subaccount invests exclusively in one portfolio of a fund. The portfolios and their advisers or sub-advisers are listed below.

<TABLE>
<CAPTION>

PORTFOLIO	ADVISER OR SUB-A
<S>	<C>
WRL VKAM EMERGING GROWTH	Van Kampen Asset

WRL T. ROWE PRICE SMALL CAP	T. Rowe Price As
WRL GOLDMAN SACHS SMALL CAP	Goldman Sachs As
WRL PILGRIM BAXTER MID CAP GROWTH	Pilgrim Baxter &
WRL ALGER AGGRESSIVE GROWTH	Fred Alger Manag
WRL THIRD AVENUE VALUE	EQSF Advisers, I
WRL VALUE LINE AGGRESSIVE GROWTH	Value Line, Inc.
WRL GE INTERNATIONAL EQUITY	GE Asset Managem
WRL JANUS GLOBAL	Janus Capital Co
WRL GREAT COMPANIES -- TECHNOLOGY(SM)	Great Companies,
WRL JANUS GROWTH	Janus Capital Co
WRL GOLDMAN SACHS GROWTH	Goldman Sachs As
WRL GE U.S. EQUITY	GE Asset Managem
WRL GREAT COMPANIES -- AMERICA(SM)	Great Companies,
WRL SALOMON ALL CAP	Salomon Brothers
WRL C.A.S.E GROWTH	C.A.S.E Manageme
WRL DREYFUS MID CAP	The Dreyfus Corp
WRL NWQ VALUE EQUITY	NWQ Investment M
WRL T. ROWE PRICE DIVIDEND GROWTH	T. Rowe Price As
WRL DEAN ASSET ALLOCATION	Dean Investment .
WRL LKCM STRATEGIC TOTAL RETURN	Luther King Capi
WRL J.P. MORGAN REAL ESTATE SECURITIES	J.P. Morgan Inve
WRL FEDERATED GROWTH & INCOME	Federated Invest
WRL AEGON BALANCED	AEGON USA Invest
WRL AEGON BOND	
WRL J.P. MORGAN MONEY MARKET	J.P. Morgan Inve
FIDELITY VIP EQUITY-INCOME PORTFOLIO -- SERVICE CLASS 2	Fidelity Managem
FIDELITY VIP II CONTRAFUND/registered trademark/ PORTFOLIO -- SERVICE CLASS 2	
FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO -- SERVICE CLASS 2	

</TABLE>

* Effective May 1, 2000, GE Asset Management Incorporated is the sole sub-adviser.

The general public may not purchase these portfolios. Their investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or sub-adviser that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual funds would be similar to those portfolios offered by this prospectus.

THERE IS NO ASSURANCE THAT A PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE(S). MORE DETAILED INFORMATION, INCLUDING AN EXPLANATION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE, MAY BE FOUND IN THE FUND PROSPECTUSES. YOU SHOULD READ THE FUND PROSPECTUSES CAREFULLY BEFORE YOU INVEST.

<PAGE>

THE FIXED ACCOUNT

Purchase payments you allocate to and amount you transfer to the fixed account become part of the general account of Western Reserve. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or 1940 Act. Western Reserve has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus which relate to the fixed account.

We guarantee that the interest credited to the fixed account will not be less than 3% per year. We have no formula for determining fixed account interest rates. We establish the interest rate, at our sole discretion, for each purchase payment or transfer into the fixed account. Rates are guaranteed for at least one year.

If you select the fixed account, your money will be placed with the other general assets of Western Reserve. All assets in our general account are subject to the general liabilities of our business operations. The amount of money you are able to accumulate in the fixed account during the accumulation period depends upon the total interest credited. The amount of annuity payments you receive during the income phase under a fixed annuity option will remain level for the entire income phase. You may not transfer money between the fixed account and the subaccounts during the income phase.

When you request a transfer or partial withdrawal from the fixed account, we will account for it on a first-in, first-out ("FIFO") basis, for purposes of crediting your interest. This means that we will take the deduction from the oldest money you have put in the fixed account. You may not make partial withdrawals from the fixed account unless we consent.

The fixed account may not be available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.

TRANSFERS

During the accumulation period, you or your agent/registered representative of record may make transfers from any subaccount. However, if you elect the asset rebalancing program, you may not make any transfers if you want to continue in the program. A transfer would automatically cancel your participation in the asset rebalancing program. We may also limit "substantive" transfers as discussed below.

Transfers from the fixed account are allowed once each Contract year. We must receive written notice within 30 days after a Contract anniversary. The amount that may be transferred is the greater of: (1) 25% of the dollar amount in the fixed account, or (2) the amount you transferred out of the fixed account in the previous Contract year.

During the income phase of your Contract, you may transfer values from one subaccount to another. No transfers may be made to or from the fixed account. The

<PAGE>

minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made. We may limit subaccount transfers to one per Contract year.

The fixed account may not be available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not transfer any of their Contract value to the fixed account.

Transfers may be made by telephone or fax, subject to limitations described below under Telephone or Fax Transactions on page 22.

If you make more than 12 transfers from the subaccounts in any Contract year, we will charge you $25 for each additional transfer you make during that year. Currently, there is no charge for transfers from the fixed account.

Transfers to and from the subaccounts will be processed based on the accumulation unit values determined at the end of the business day on which we receive your written, telephoned, or faxed request at our administrative office, provided we receive your request at our administrative office before the close of our business day (usually 4:00 p.m. Eastern Time). If we receive your request after the close of our business day, we will process the transfer request using the accumulation unit value for the next business day.

The Contract's transfer privilege is not intended to afford owners a way to speculate on short-term movements in the market. Excessive use of the transfer privilege can potentially disrupt the management of the portfolios and increase transaction costs. Accordingly, we have established a policy of limiting excessive transfer activity. We will limit transfer activity to two substantive transfers (at least 30 days apart) from each portfolio, except from WRL J.P. Morgan Money Market, during any 12-month period. We interpret "substantive" to mean either a dollar amount large enough to have a negative impact on a portfolio's operations, or a series of movements between portfolios. We will not limit non-substantive transfers.

We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit.

DOLLAR COST AVERAGING PROGRAM

Dollar cost averaging allows you to transfer systematically a specific amount each month from the fixed account, the WRL J.P. Morgan Money Market subaccount, the WRL AEGON Bond subaccount, or any combination of these accounts, to a different subaccount. You may specify the dollar amount to be transferred monthly; however, you must transfer a total of $100 monthly. To qualify, a minimum of $5,000 must be in each subaccount from which we make transfers. There is no charge for this program. These transfers do count towards the 12 free transfers allowed during each Contract year.

If you make dollar cost averaging transfers from the fixed account, each month you may transfer no more than 1/10th of the dollar amount in the fixed account on the date you start dollar cost averaging.

<PAGE>

By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the portfolios only when the price is high. Dollar cost averaging does not guarantee a profit and it does not protect you from loss if market prices decline.

We reserve the right to discontinue offering dollar cost averaging 30 days after we send notice to you. Dollar cost averaging is not available if you have elected the asset rebalancing program or if you elect to participate in any asset allocation service provided by a third party.

ASSET REBALANCING PROGRAM

During the accumulation period you can instruct us to rebalance automatically the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program, you elect to participate in any asset allocation service provided by a third party or if you request any other transfer. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance quarterly, semi-annually, or annually.

To qualify for asset rebalancing, a minimum annuity value of $5,000 for an existing Contract, or a minimum initial purchase payment of $5,000 for a new Contract, is required. Asset rebalancing does not guarantee gains, nor does it assure that any subaccount will not have losses.

There is no charge for this program. Each reallocation which occurs under asset rebalancing will be counted towards the 12 free transfers allowed during each Contract year.

We reserve the right to discontinue, modify or suspend the asset rebalancing program at any time.

TELEPHONE OR FAX TRANSACTIONS

You may make transfers, request partial withdrawals and change the allocation of additional purchase payments by telephone. Telephone withdrawals are not allowed in the following situations:

/bullet/ for qualified Contracts (except IRAs);

/bullet/ if the amount you want to withdraw is greater than $50,000; or
/bullet/ if the address of record has been changed within the past 10 days.

Upon instructions from you, the registered representative/agent of record for your Contract may also make telephone transfers or withdrawals for you. If you do not want the ability to make transfers or withdrawals by telephone, you should notify us in writing.

You may make telephone transfers or withdrawals by calling our toll-free number: 1-800-851-9777. You will be required to provide certain information for identification

<PAGE>

purposes when you request a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.

Please use the following fax numbers for the following types of transactions:

/bullet/ To request a transfer, please fax your request to us at 727-299-1648. WE WILL NOT BE RESPONSIBLE FOR SAME-DAY PROCESSING OF TRANSFERS IF YOU FAX YOUR TRANSFER REQUEST TO A NUMBER OTHER THAN THIS FAX NUMBER; and

/bullet/ To request a partial withdrawal, please fax your request to us at 727-299-1620.

We will not be responsible for transmittal problems which are not reported to us within five business days. Any reports must be accompanied by proof of the faxed transmittal.

Telephone or fax requests must be received before 4:00 p.m. Eastern time to assure same-day pricing of the transaction. We may discontinue this option at any time.

THIRD PARTY INVESTMENT SERVICES

Western Reserve or an affiliate may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. Such independent third parties may or may not be appointed Western Reserve agents for the sale of Contracts.

WESTERN RESERVE DOES NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE, SO THAT PERSONS OR FIRMS OFFERING SUCH SERVICES DO SO INDEPENDENT FROM ANY AGENCY RELATIONSHIP THEY MAY HAVE WITH WESTERN RESERVE FOR THE SALE OF CONTRACTS. WESTERN RESERVE THEREFORE TAKES NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATIONS AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.

Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

5. EXPENSES

There are charges and expenses associated with your Contract that reduce the return on your investment in the Contract. Unless we indicate otherwise, the expenses described below apply only during the accumulation period.

MORTALITY AND EXPENSE RISK CHARGE

We charge a fee as compensation for bearing certain mortality and expense risks under the Contract. Examples include a guarantee of annuity rates, the death benefits, certain

<PAGE>

Contract expenses, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the Contract. The mortality and expense risk charge is equal, on an annual basis, to 1.40% of the average daily net assets that you have invested in each subaccount. We intend to reduce this charge to 1.25% (during the accumulation period) after the first seven Contract years, although we do not guarantee that we will do so. This charge is deducted daily from the subaccounts during both the accumulation period and the income phase. If we reduce this charge during the accumulation period, we will restore it to 1.40% in the income phase.

If this charge does not cover our actual mortality and expense risk costs, we absorb the loss. Conversely, if the charge covers more than actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution costs.

ANNUAL CONTRACT CHARGE

We deduct an annual Contract charge of $35 from your annuity value on each Contract anniversary and at surrender. We deduct this charge from the fixed account and each subaccount in proportion to the amount of annuity value in each account. We deduct the charge to cover our costs of administering the Contract. We currently waive this charge if the total purchase payments, minus all partial withdrawals, equals or exceeds $50,000 on the Contract anniversary for which the charge is payable.

TRANSFER CHARGE

You are allowed to make 12 free transfers per Contract year. If you make more than 12 transfers per Contract year, we charge $25 for each additional transfer. We deduct the charge from the amount transferred. Dollar cost averaging transfers and asset rebalancing are considered transfers. All transfer requests made on the same day are treated as a single request. We deduct the charge to compensate us for the cost of processing the transfer.

LOAN PROCESSING FEE

If you take a Contract loan, we will impose a $30 loan processing fee. You have the option either to send us a $30 check for this fee or to have us deduct the $30 from the loan amount. This fee is not applicable in all states. This fee covers loan processing and other expenses associated with establishing and administering the loan reserve. Only qualified Contracts can take Contract loans.

CHANGE IN PURCHASE PAYMENT ALLOCATION FEE

During the accumulation period, you may allocate a percentage of your purchase payments to one or more subaccounts, the fixed account, or a combination of both. If, in any Contract quarter, you change the way you allocate your purchase payments more than once, we reserve the right to impose a $25 charge for the second and each additional change in allocation you make during that Contract quarter. If in the future we impose this charge, we will deduct the charge from the subaccounts on a pro rata basis.

<PAGE>

PREMIUM TAXES

Some states assess premium taxes on the purchase payments you make. A premium tax is a regulatory tax that some states assess on the purchase payments made into a contract. If we should have to pay any premium tax, we may deduct the tax from each purchase payment or from the accumulation unit value as we incur the tax. We may deduct the total amount of premium taxes, if any, from the annuity value when:

/bullet/ you elect to begin receiving annuity payments;
/bullet/ you surrender the Contract;
/bullet/ you request a partial withdrawal; or
/bullet/ a death benefit is paid.

As of the date of this prospectus, the following states assess a premium tax on all initial and subsequent purchase payments:

<TABLE>
<CAPTION>

STATE	QUALIFIED CONTRACTS	NONQUALIFIED CONTRACTS
<S>	<C>	<C>
South Dakota	0.00%	1.25%
Wyoming	0.00%	1.00%

</TABLE>

As of the date of this prospectus, the following states assess a premium tax against the accumulation unit value if you choose an annuity payment option instead of receiving a lump sum distribution:

<TABLE>
<CAPTION>

STATE	QUALIFIED CONTRACTS	NONQUALIFIED CONTRACTS
<S>	<C>	<C>
California	0.50%	2.35%
Kentucky	2.00%	2.00%
Maine	0.00%	2.00%
Nevada	0.00%	3.50%
West Virginia	1.00%	1.00%

</TABLE>

FEDERAL, STATE AND LOCAL TAXES

We may in the future deduct charges from the Contract for any taxes we incur because of the Contract. However, no deductions are being made at the present time.

WITHDRAWAL CHARGE

During the accumulation period, you may withdraw part or all of the Contract's annuity value. We impose a withdrawal charge to help us recover sales expenses, including broker/dealer compensation and printing, sales literature and advertising costs. We expect to profit from this charge. We deduct this charge from your annuity value at the time you request the withdrawal.

If you take a partial withdrawal or if you surrender your Contract completely, we will deduct a withdrawal charge of up to 8.0% of purchase payments withdrawn within seven

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years after we receive a purchase payment. We calculate the withdrawal charge on the full amount that must be withdrawn from your annuity value in order to pay the withdrawal amount, including the withdrawal charge. To calculate withdrawal charges, we treat withdrawals as coming first from the oldest purchase payment, then the next oldest and so forth.

For the first withdrawal you make in any Contract year, we waive that portion of the withdrawal charge that is based on the first 10% of your Contract's annuity value on the time of the withdrawal. Amounts of the first withdrawal in excess of the first 10% of your Contract's annuity value and all subsequent withdrawals you make during the Contract year will be subject to a withdrawal charge. We will deduct the full withdrawal charge if you surrender your Contract completely. We do not assess withdrawal charges when you annuitize. We waive the withdrawal charge under certain circumstances (see below).

The following schedule shows the withdrawal charges that apply during the seven years following each purchase payment:

<TABLE>
<CAPTION>

NUMBER OF MONTHS SINCE PURCHASE PAYMENT DATE	WITHDRAWAL CHARGE
<S>	<C>
12 or less	8%
13 through 24	7%
25 through 36	6%
37 through 48	5%
49 through 60	4%
61 through 72	3%
73 through 84	2%
85 or more	0%

</TABLE>

For example, assume your Contract's annuity value is $100,000 at the end of the 13th month since your initial purchase payment and you withdraw $30,000 as your first withdrawal of the Contract year. Because the $30,000 is more than 10% of your Contract's annuity value ($10,000), you would pay a withdrawal charge of $1,505.37 on the remaining $20,000 (7% of $21,505.37, which is $20,000 plus the $1,505.37 withdrawal charge).

Keep in mind that withdrawals may be taxable, and if made before age 591/2, may be subject to a 10% federal penalty tax. For tax purposes, withdrawals are considered to come from earnings first.

Systematic Partial Withdrawals. During any Contract year, you may make systematic partial withdrawals on a monthly, quarterly, semi-annual or annual basis without paying withdrawal charges. Systematic partial withdrawals must be at least $200 ($50 if by direct deposit). The amount of the systematic partial withdrawals may not exceed 10% of the annuity value at the time the withdrawal is made, divided by the number of withdrawals made per calendar year. We reserve the right to discontinue systematic partial withdrawals if any surrender would reduce your annuity value below $5,000.

You may elect to begin or discontinue systematic partial withdrawals at any time. However, we must receive written notice at least 30 days prior to the date systematic partial withdrawals are to be discontinued. (See Systematic Partial Withdrawals on page 34.)

<PAGE>

Nursing Care Facility Waiver. If your Contract contains a nursing care facility waiver, we will waive the withdrawal charge, provided:

/bullet/ you (or any joint owner) have been confined to a nursing care facility for 30 consecutive days or longer;
/bullet/ your confinement began after the Contract date; and
/bullet/ you provide us with written evidence of your confinement within two months after your confinement ends.

We will waive the withdrawal charge under the endorsement only for partial withdrawals and complete surrenders made during your confinement or within two months after your confinement ends. This waiver is not available in all states.

NIMCRUT Contracts. The Contract may be utilized to fund a Net Income Makeup Charitable Remainder Unitrust (NIMCRUT). If an owner of a NIMCRUT takes a partial withdrawal from a NIMCRUT Contract, we will deduct withdrawal charges. However, once each calendar quarter, the NIMCRUT owner may withdraw from the NIMCRUT Contract any portion of the annuity value that is greater than the total purchase payments made, then we will not deduct withdrawal charges on such withdrawals.

If the NIMCRUT owner surrenders the Contract completely within the withdrawal charge period, we will deduct withdrawal charges as specified above. The withdrawal charges will be applied to total purchase payments made, less any previous withdrawals on which you paid withdrawal charges. For important information regarding ownership of a Contract by a NIMCRUT see Taxes -- Net Income Makeup Charitable Remainder Unitrusts (NIMCRUTs) on page 32.

PORTFOLIO MANAGEMENT FEES

The value of the assets in each subaccount is reduced by the management fees and expenses paid by the portfolios. Some portfolios also deduct 12b-1 fees from portfolio assets. A description of these fees and expenses is found in the Annuity Contract Fee Table section on page 9 of this prospectus and in the fund prospectuses.

Our affiliate, AFSG, the principal underwriter for the Contracts, will receive the 12b-1 fees deducted from portfolio assets for providing shareholder support services to the portfolios. We and our affiliates, including the principal underwriter for the Contracts, may receive compensation from the investment advisers, administrators, and/or distributors (and an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract and may be significant. Some advisers, administrators, distributors or portfolios may pay us (and our affiliates) more than others.

REDUCED OR WAIVED CHARGES AND EXPENSES TO EMPLOYEES

We may reduce or waive the withdrawal charge and annual Contract charge for Contracts sold to large groups of full-time employees of the same employer, including

<PAGE>

directors, officers and full-time employees of Western Reserve or its affiliates, or other groups where sales to the group reduce our administrative expenses.

6. TAXES

NOTE: Western Reserve has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax advisor about your own circumstances. We believe that the Contract qualifies as an annuity contract for federal income tax purposes and the following discussion assumes it so qualifies. We have included an additional discussion regarding taxes in the SAI.

ANNUITY CONTRACTS IN GENERAL

Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Code for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract-qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of your Contract until a distribution occurs - either as a partial withdrawal, complete surrender or as annuity payments.

When a non-natural person (e.g., corporations or certain other entities other than tax-qualified trusts) owns a nonqualified Contract, the Contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NONQUALIFIED CONTRACTS

If you purchase the Contract under an individual retirement annuity, a 403(b) plan, 457 plan, or pension or profit sharing plan, your Contract is referred to as a qualified Contract.

If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.

Because variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

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A qualified Contract may be used in connection with the following plans:

/bullet/ Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.

/bullet/ Tax-Sheltered Annuity (403(b) Plan): A 403(b) plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the Contract on a pre-tax basis.

/bullet/ Corporate Pension and Profit-Sharing and H.R. 10 Plans: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the Contract on a pre-tax basis.

/bullet/ Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the Contract.

There are limits on the amount of annual contributions you can make to these plans. Other restrictions may apply. The terms of the plan may limit your rights under a qualified Contract. You should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan. We have provided more detailed information on these plans and the tax consequences associated with them in the SAI.

PARTIAL WITHDRAWALS AND COMPLETE SURRENDERS -- NONQUALIFIED CONTRACTS

In general, if you make a withdrawal (partial or systematic) from your Contract, the Code treats that withdrawal as first coming from earnings and then from your purchase payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. When you make a complete surrender you are generally taxed on the amount that your surrender proceeds exceeds your total purchase payments. Loans, pledges and assignments are taxed in the same manner as partial withdrawals and complete surrenders. Different rules apply for annuity payments.

In the event of a partial withdrawal or systematic partial withdrawal from, or complete surrender of, a nonqualified Contract, we will withhold for tax purposes the minimum amount required by law, unless the owner affirmatively elects, before payments begin, to have either nothing withheld or a different amount withheld.

The Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:

/bullet/ paid on or after the taxpayer reaches age 591/2;
/bullet/ paid after the owner dies;

/bullet/ paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

<PAGE>

/bullet/ paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
/bullet/ paid under an immediate annuity; or
/bullet/ which come from purchase payments made prior to August 14, 1982.

MULTIPLE CONTRACTS

All nonqualified, deferred annuity contracts entered into after October 21, 1988 that we issue (or our affiliates issue) to the same owner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includable in an individual's gross income. There may be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. You should consult a competent tax advisor before purchasing more than one Contract or other annuity contracts.

DIVERSIFICATION AND DISTRIBUTION REQUIREMENTS

The Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Qualified and nonqualified Contracts must meet certain distribution requirements upon an owner's death in order to be treated as an annuity contract. A qualified Contract (except a Roth IRA) must also meet certain distribution requirements during the owner's life. These diversification and distribution requirements are discussed in the SAI. Western Reserve may modify the Contract to attempt to maintain favorable tax treatment.

PARTIAL WITHDRAWALS AND COMPLETE SURRENDERS -- QUALIFIED CONTRACTS

The above information describing the taxation of nonqualified Contracts does not apply to qualified Contracts. There are special rules that govern qualified Contracts, including rules restricting when amounts can be paid from the Contracts and providing that a penalty tax may be assessed on amounts distributed from the Contract prior to the date you reach age 591/2, unless you meet one of the exceptions to this rule. We have provided more information in the SAI.

In the case of a partial withdrawal, systematic partial withdrawal, or complete surrender distributed to a participant or beneficiary under a qualifed Contract (other than a Roth IRA or a qualified Contract under Section 457 of the Code as to which there are special rules), a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the Contract to the total annuity value. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of an individual under a Contract which is not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero.

The Code limits the distribution of purchase payments from certain 403(b) Contracts. Distributions generally can only be made when an owner:

/bullet/ reaches age 59 1/2;

<PAGE>

/bullet/ leaves his/her job;

/bullet/ dies;

/bullet/ becomes disabled (as that term is defined in the Code); or

/bullet/ in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

Loans, pledges and assignments of qualified Contracts are taxed in the same manner as withdrawals from such Contracts.

TAXATION OF DEATH BENEFIT PROCEEDS

We may distribute amounts from the Contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:

/bullet/ if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

/bullet/ if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total purchase payments, less amounts received which were not includable in gross income.

ANNUITY PAYMENTS

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified Contracts (other than a Roth IRA as to which there are special rules), only a portion of the annuity payments you receive will be includable in your gross income.

The excludable portion of each annuity payment you receive generally will be determined as follows:

/bullet/ Fixed payments - by dividing the "investment in the contract" on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

/bullet/ Variable payments - by dividing the "investment in the contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If we permit you to select more than one annuity payment option, special rules govern the allocation of the Contract's entire "investment in the contract" to each such option, for

<PAGE>

purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax advisor as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the maturity date, annuity payments stop because of an annuitant's death, the excess (if any) of the "investment in the contract" as of the maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last tax return.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF CONTRACTS

If you transfer your ownership or assign a Contract, designate an annuitant or other beneficiary who is not also the owner, select certain maturity dates, or change annuitants, you may trigger certain income or gift tax consequences that are beyond the scope of this discussion. If you contemplate any such transfer, assignment, selection, or change, you should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

NET INCOME MAKEUP CHARITABLE REMAINDER UNITRUSTS (NIMCRUTS)

Issues arising in connection with the ownership of certain annuity products by charitable remainder trusts are currently under extensive study by the Internal Revenue Service. You should consult a competent legal or tax advisor before you purchase a Contract by, or transfer a Contract to, a charitable remainder trust.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.

7. ACCESS TO YOUR MONEY

PARTIAL WITHDRAWALS AND COMPLETE SURRENDERS

You can have access to the money in your Contract in several ways:

- by making a withdrawal (either a partial withdrawal or complete surrender); or
- by taking annuity payments.

If you want to surrender your Contract completely, you will receive cash value, which equals the annuity value of your Contract minus:

/bullet/ any withdrawal charges;

/bullet/ any premium taxes;
/bullet/ any loans; and

<PAGE>

/bullet/ the annual Contract charge.

The cash value will be determined at the accumulation unit value next determined as of the end of the business day (usually 4:00 p.m. Eastern Time) on which we receive your request for partial withdrawal or complete surrender at our administrative office, unless you specify a later date in your request.

No partial withdrawal is permitted if the withdrawal would reduce the cash value below $5,000. You may not make partial withdrawals from the fixed account unless we consent. Unless you tell us otherwise, we will take the withdrawal from each of the investment choices in proportion to the cash value.

Remember that any withdrawal you make will reduce the annuity value. Under some circumstances, a partial withdrawal will reduce the death benefit by more than the dollar amount of the withdrawal. See Section 9, Death Benefit, and the SAI for more details.

Income taxes, federal tax penalties and certain restrictions may apply to any partial withdrawals or any complete surrender you make.

We must receive a properly completed surrender request which must contain your original signature. If you live in a community property state, your spouse must also sign the surrender request. We will accept fax or telephone requests for partial withdrawals as long as the withdrawal proceeds are being sent to the address of record. The maximum withdrawal amount you may request by fax or telephone is $50,000.

When we incur extraordinary expenses, such as overnight mail expenses, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We charge $20 for an overnight delivery ($30 for Saturday delivery).

For your protection, we will require a signature guarantee for:

/bullet/ all requests for partial withdrawals or surrenders over $500,000; or

/bullet/ where the partial withdrawal or surrender proceeds will be sent to an address other than the address of record.

All signature guarantees must be made by:

/bullet/ a national or state bank;
/bullet/ a member firm of a national stock exchange; or
/bullet/ any institution that is an eligible guarantor under SEC rules and regulations.

Notarization is not an acceptable form of signature guarantee.

If the Contract's owner is not an individual, additional information may be required. If you own a qualified Contract, the Code may require your spouse to consent to any withdrawal. Other restrictions will apply to Section 403(b) qualified Contracts and Texas Optional Retirement Program Contracts. For more information, call us at 1-800-851-9777.

<PAGE>

DELAY OF PAYMENT AND TRANSFERS

Payment of any amount due from the separate account for a partial withdrawal, a complete surrender, a death benefit, or the death of the owner of a nonqualified Contract, will generally occur within seven business days from the date all required information is received by us. We may be permitted to defer such payment from the separate account if:

/bullet/ the NYSE is closed for other than usual weekends or holidays or trading on the NYSE is otherwise restricted; or

/bullet/ an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
/bullet/ the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of transfers, partial withdrawals, complete surrenders and loan amounts from the fixed account for up to six months.

SYSTEMATIC PARTIAL WITHDRAWALS

You can elect to receive regular payments from your Contract without paying withdrawal charges by using systematic partial withdrawals. You can withdraw up to 10% of your cash value annually (or up to 10% of your initial purchase payment if a new Contract), in equal monthly, quarterly, semi-annual or annual payments of at least $200 ($50 if by direct deposit). Your initial purchase payment, if a new Contract, or your cash value, if an existing Contract, must equal at least $25,000. We will not process a systematic partial withdrawal if the cash value for the entire Contract would be reduced below $5,000. No systematic partial withdrawals are permitted from the fixed account.

You may stop systematic partial withdrawals at any time, but we must receive written notice at least 30 days prior to the date systematic partial withdrawals are to be discontinued. We reserve the right to discontinue offering systematic partial withdrawals 30 days after we send you written notice.

Income taxes, federal tax penalties and other restrictions may apply to any systematic partial withdrawal you receive.

CONTRACT LOANS FOR QUALIFIED CONTRACTS

You can take Contract loans during the accumulation period when the Contract:

/bullet/ is used in connection with a tax-sheltered annuity plan under Section 403(b) of the Code (limit of one Contract loan per calendar year);

/bullet/ is purchased by a pension, profit-sharing, or other similar plan qualified under section 401(a) of the Code (including Section 401(k) plans - please contact your plan administrator); and

<PAGE>

/bullet/ has been in force for at least 10 days.

The maximum amount you may borrow against the Contract is the lesser of:

/bullet/ 50% of the annuity value; or

/bullet/ $50,000 reduced by the highest outstanding loan balance during the one-year period immediately prior to the loan date. However, if the annuity value is less than $20,000, the maximum you may borrow against the Contract is the lesser of 80% of the annuity value or $10,000.

The minimum loan amount is $1,000 (unless otherwise required by state law). You are responsible for requesting and repaying loans that comply with applicable tax requirements, and other laws, such as the Employment Retirement Income Security Act of 1974 ("ERISA"). Accordingly, you should consult a competent tax advisor before requesting a Contract loan.

The loan amount will be withdrawn from your investment choices and transferred to the loan reserve. The loan reserve is part of the fixed account and is used as collateral for all Contract loans. We reserve the right to postpone distributing the loan amount from the fixed account for up to six months, if required.

On each Contract anniversary we will compare the amount of the Contract loan to the amount in the loan reserve. If all Contract loans and unpaid interest due on the loan exceed the amount in the loan reserve, we will withdraw the difference and transfer it to the loan reserve. If the amount of the loan reserve exceeds the amount of the outstanding Contract loan, we will withdraw the difference from the loan reserve and transfer it in accordance with your current purchase payment allocation. We reserve the right to transfer the excess to the fixed account if the amount used to establish the loan reserve was transferred from the fixed account.

If all Contract loans and unpaid interest due on the loan exceed the cash value, we will mail to your last known address and to any assignee of record a notice stating the amount due in order to reduce the loan amount so that the loan amount no longer exceeds the cash value. If the excess amount is not paid within 31 days after we mail the notice, the Contract will terminate without value.

You can repay any Contract loan in full:

/bullet/ while the Contract is in force; and
/bullet/ during the accumulation period.

NOTE CAREFULLY: If you do not repay your Contract loan, we will subtract the amount of the unpaid loan plus interest from:

/bullet/ the amount of any death benefit proceeds; or

/bullet/ the amount we pay upon a partial withdrawal or complete surrender; or

/bullet/ the amount we apply on the maturity date to provide annuity payments.

You must pay interest on the loan at the rate of 6% per year. We deduct interest in arrears. Amounts in the loan reserve will earn interest at a minimum guaranteed effective annual interest rate of 4%. Principal and interest must be repaid:

/bullet/ in level quarterly or monthly payments over a 5-year period; or
/bullet/ over a 10, 15 or 20-year period, if the loan is used to buy your principal residence.

An extended repayment period cannot go beyond the year you turn 701/2.

If:

/bullet/ a repayment is not received within 31 days from the original due date;

Then:

/bullet/ a distribution of all Contract loans and unpaid accrued interest, and any applicable charges, including any withdrawal charge, will take place.

This distribution will be reported as taxable to the Internal Revenue Service, may be subject to income and penalty tax, and may cause the Contract to not qualify under Section 403(b) of the Code.

You may fax your loan request to us at 727-299-1620.

The loan date is the date we process the loan request. We impose a $30 fee to cover loan processing and expenses associated with establishing and administering the loan reserve (not applicable in all states). We reserve the right to limit the number of Contract loans made to one per Contract year.

Contract loans may not be available in all states.

8. PERFORMANCE

We periodically advertise performance of the subaccounts and investment portfolios. We may disclose at least four different kinds of performance.

First, we may disclose standardized total return figures for the subaccounts that reflect the deduction of all charges assessed during the accumulation period under the Contract, including the mortality and expense charge, the annual Contract charge and the withdrawal charge. THESE FIGURES ARE BASED ON THE ACTUAL HISTORICAL PERFORMANCE OF THE SUBACCOUNTS INVESTING IN THE UNDERLYING PORTFOLIOS SINCE SINCE THEIR INCEPTION, ADJUSTED TO REFLECT CURRENT CONTRACT CHARGES.

Second, we may disclose total return figures on a non-standardized basis. This means that the data may be presented for different time periods and different dollar amounts. The data will not be reduced by the withdrawal charge currently assessed under the Contract. We will only disclose non-standardized performance data if it is accompanied by standardized total return data.

Third, we may present historic performance data for the portfolios since their inception reduced by some or all fees and charges under the Contract. Such adjusted historic

<PAGE>

performance includes data that precedes the inception dates of the subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

Fourth, we may include in our advertising and sales materials, tax-deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets.

The WRL Fund prospectus presents the total return of certain existing SEC-registered funds that are managed by sub-advisers to the WRL portfolios. These funds have investment objectives, policies and strategies that are substantially similar to those of certain portfolios. We call these funds the "Similar Sub-Adviser Funds." None of the fees and charges under the Contract has been deducted from the performance data of the Similar Sub-Adviser Funds. If Contract fees and charges were deducted, the investment returns would be lower. The Similar Sub-Adviser Funds are not available for investment under the Contract.

Appendix B contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

9. DEATH BENEFIT

We will pay a death benefit to the beneficiary, under certain circumstances, if you are both the owner and the annuitant and you die during the accumulation period. (If you are not the annuitant, a death benefit may or may not be paid. See below.) The beneficiary may choose an annuity payment option or may choose to receive a lump sum.

WHEN WE PAY A DEATH BENEFIT

Before the Maturity Date. We will pay a death benefit to your beneficiary:

If:
/bullet/ you are both the annuitant and the owner of the Contract; and
/bullet/ you die before the maturity date.

If:
/bullet/ you are not the annuitant; and
/bullet/ you die prior to the maturity date; and
/bullet/ there is no surviving joint owner.

If the only beneficiary is your surviving spouse, then he or she may elect to continue the Contract as the new annuitant and owner, instead of receiving the death benefit.

Federally prescribed mandatory distribution requirements apply to the annuity value upon the death of any owner or annuitant. These restrictions are detailed in the SAI.

After the Maturity Date. The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Fixed Annuity Payment Options

<PAGE>

and Variable Annuity Payment Options on pages 15 and 16 for a description of the annuity payment options. Please note that not all payment options provide for a death benefit.

If:
/bullet/ you are not the annuitant; and
/bullet/ you die on or after the maturity date; and
/bullet/ the entire interest in the Contract has not been paid to you;

Then:
/bullet/ any remaining value in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death.

WHEN WE DO NOT PAY A DEATH BENEFIT

No death benefit is paid in the following cases:

If:
/bullet/ you are not the annuitant; and
/bullet/ the annuitant dies prior to the maturity date;

Then:
/bullet/ you will become the new annuitant and the Contract will continue. In the case of joint owners, the younger joint owner will automatically become the annuitant.

If:
/bullet/ you are not the annuitant; and

/bullet/ you die prior to the maturity date;

Then:

/bullet/ if there is a surviving joint owner, then the Contract will continue with the surviving joint owner as sole owner;

/bullet/ if the beneficiary is alive and is your spouse, the Contract will continue with the spouse as the new owner; or

/bullet/ if the beneficiary is alive and is not your spouse, the beneficiary will become the new owner. This new owner generally must surrender the Contract for the cash value within five years of your death.

NOTE CAREFULLY: If the surviving owner does not name a beneficiary or if no beneficiary is alive, the owner's estate will become the new owner. The Contract's cash value must generally be distributed within five years of your death. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless we receive written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the Contract. It may be necessary to open a probate estate in order to exercise ownership rights to the Contract if no successor owner is named in a written notice received by us.

AMOUNT OF DEATH BENEFIT DURING THE ACCUMULATION PERIOD

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments but in all events will be paid in accordance with any applicable federal and state laws, rules and regulations.

38

<PAGE>

If the annuitant dies during the accumulation period and if a death benefit is payable, the death benefit will be the greatest of the following:

/bullet/ the annuity value of your Contract on the death report day;

/bullet/ the total purchase payment you make to the Contract, reduced by any partial withdrawals;

/bullet/ the annuity value of your Contract on the seventh Contract anniversary, reduced by any partial withdrawals; or

/bullet/ the highest annuity value of your Contract on any Contract anniversary between your Contract date (as shown on your Contract schedule page) and the earlier of:

  /bullet/ the annuitant's date of death; or

  /bullet/ the Contract anniversary nearest the annuitant's 80th birthday.

The highest annuity value will be increased by purchase payments made and decreased by adjusted partial withdrawals taken following the Contract anniversary date with the highest annuity value. The adjusted partial withdrawal is equal to (a) times (b) where:

/bullet/ (a) is the ratio of the death benefit to the annuity value, calculated on the date the partial withdrawal is processed, but prior to the processing; and

/bullet/ (b) is the amount of the partial withdrawal.

ALTERNATE PAYMENT ELECTIONS BEFORE THE MATURITY DATE

The beneficiary may elect to receive the death benefit in a lump sum payment, or (if not your surviving spouse) to receive payment:

1. within 5 years of the date of the annuitant's death;

2. over a specific number of years, not to exceed the beneficiary's life expectancy, with payments starting within one year of the annuitant's death; or

3. under a life annuity payout option, with payments starting within one year of the annuitant's death.

Multiple beneficiaries may choose individually among any of the three options.

If the beneficiary chooses 1 or 2 above, this Contract remains in effect and remains in the accumulation period until it terminates at the end of the elected period. The death benefit becomes the new annuity value. If the beneficiary chooses 3 above, the Contract remains in effect, but moves into the annuity phase with the beneficiary receiving payments under a life annuity payout option. Special restrictions apply to 1 above. See the SAI for more details.

10. OTHER INFORMATION

OWNERSHIP

You, as owner of the Contract, exercise all rights under the Contract, including the right to transfer ownership (subject to any assignee or irrevocable beneficiary's consent). You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event. Joint owners may be named provided they are husband and wife. Joint ownership is not available in all states.

<PAGE>

ANNUITANT

The annuitant is the person named in the application to receive annuity payments. If no person is named, the owner will be the annuitant. As of the maturity date, and upon our agreement, the owner may change the annuitant or, if either annuity Option C or Option E has been selected, add a co-annuitant. On the maturity date, the annuitant(s) will become the payee(s) and receive the annuity payments.

BENEFICIARY

The beneficiary is the person who receives the death benefit upon the death of the annuitant when the owner is the annuitant. The beneficiary will become the new owner when the owner is not the same person as the annuitant and the owner dies before the annuitant. You may change the beneficiary during the lifetime of the annuitant, subject to the rights of any irrevocable beneficiary. Any change must be made in writing and received by us at our administrative office and, if accepted, will be effective as of the date on which the request was signed by the owner. Prior to the maturity date, if no owner or beneficiary survives the annuitant, the owner's estate will be the beneficiary. In the case of certain qualified Contracts, the Treasury Regulations prescribe certain limitations on the designation of a beneficiary. See the SAI for more details on the beneficiary.

ASSIGNMENT

You can also assign the Contract any time prior to the maturity date. Western Reserve will not be bound by the assignment until we receive written notice of the assignment. Western Reserve will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified Contract and such assignments may be subject to tax penalties and taxed as distributions under the Code.

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Western Reserve was incorporated under the laws of Ohio on October 1, 1957. It is engaged in the business of writing life insurance policies and annuity contracts. Western Reserve is wholly-owned by First AUSA Life Insurance Company, a stock life insurance company which is wholly-owned indirectly by AEGON USA, Inc. ("AEGON USA"), which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Western Reserve is licensed in the District of Columbia, Guam, Puerto Rico and in all states except New York.

THE SEPARATE ACCOUNT

Western Reserve established a separate account, called the WRL Series Annuity Account, under the laws of the State of Ohio on April 12, 1988. The separate account is

<PAGE>

divided into subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. Currently, there are 29 subaccounts offered through this Contract. Western Reserve may add, delete or substitute subaccounts or investments held by the subaccounts, and reserves the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by Western Reserve.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the Contracts of the separate account or Western Reserve.

The assets of the separate account are held in Western Reserve's name on behalf of the separate account and belong to Western Reserve. However, the assets underlying the Contracts are not chargeable with liabilities arising out of any other business Western Reserve may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.

Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains other information regarding the separate account.

VOTING RIGHTS

Western Reserve will vote all shares of the portfolios in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in accordance with those instructions. We will vote shares for which no timely instructions were received in the same proportion as the voting instructions we received. However, if we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio. More information on voting rights is provided in the SAI.

DISTRIBUTION OF THE CONTRACTS

AFSG is the principal underwriter of the Contracts. Like Western Reserve, it is an indirect wholly-owned subsidiary of AEGON USA. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc.

AFSG will receive the 12b-1 fees assessed against the Fidelity VIP Funds' shares held for the Contracts as compensation for providing certain shareholder support services. AFSG will also receive an additional fee based on the value of shares of the Fidelity VIP Funds held for the Contracts as compensation for providing certain recordkeeping services.

The Contracts are offered to the public through broker/dealers licensed under the federal securities laws and state insurance laws and who have entered into written sales agreements with AFSG, including InterSecurities, Inc., Transamerica Capital, Inc. and Transamerica Financial Resources, Inc., all affiliates of Western Reserve. Western Reserve will generally pay broker/dealers sales commissions in an amount equal to 6% of purchase payments. In addition, broker/dealers may receive trail commissions of 0.20% of the annuity

<PAGE>

value in each Contract year, starting at the end of the first quarter of the second Contract year, provided the Contract has an annuity value of $5,000 or more in the subaccounts. These commissions are not deducted from purchase payments. Certain production, persistency and managerial bonuses may also be paid. Subject to applicable federal and state laws and regulations, Western Reserve may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the Contracts. The level of such compensation will not exceed that paid to broker/dealers for their sale of the Contracts. The offering of the Contracts is continuous and Western Reserve does not anticipate discontinuing the offering of the Contracts. However, Western Reserve reserves the right to do so.

NON-PARTICIPATING CONTRACT

The Contract does not participate or share in the profits or surplus earnings of Western Reserve. No dividends are payable on the Contract.

VARIATIONS IN CONTRACT PROVISIONS

Certain provisions of the Contracts may vary from the descriptions in this prospectus in order to comply with different state laws. See your Contract for variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.

The fixed account is not available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.

IMSA

We are a member of the Insurance Maketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

LEGAL PROCEEDINGS

Western Reserve, like other life insurance companies, is involved in lawsuits. We are not aware of any class lawsuits naming us as a defendant or involving the separate account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account, AFSG, or Western Reserve.

FINANCIAL STATEMENTS

The financial statements of Western Reserve and the separate account are included in the SAI.

<PAGE>

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Definitions of Special Terms
The Contract -- General Provisions

Certain Federal Income Tax Consequences
Investment Experience
Historical Performance Data
Published Ratings
Administration
Records and Reports
Distribution of the Contracts
Other Products
Custody of Assets
Legal Matters
Independent Accountants
Other Information
Financial Statements

Inquiries and requests for an SAI should be directed to:

Western Reserve Life
Administrative Office
Attention: Annuity Department
P.O. Box 9051
Clearwater, Florida 33758-9051
1-800-851-9777

<PAGE>

APPENDIX A
CONDENSED FINANCIAL INFORMATION

- ---
- ---
- ---

The accumulation unit values and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables. The number of accumulation units combines the units outstanding for four variable annuity contracts issued by Western Reserve through the subaccount.

<TABLE>
<CAPTION>

WRL J.P. MORGAN MONEY MARKET SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
12/3/1992(1)-12/31/1992	$10.000	$10.009	10,000
12/31/1993	$10.009	$10.110	869,019
12/31/1994	$10.110	$10.319	2,765,589
12/31/1995	$10.319	$10.728	2,658,931
12/31/1996	$10.728	$11.119	5,253,582
12/31/1997	$11.119	$11.546	5,382,846
12/31/1998	$11.546	$11.989	7,839,228
12/31/1999	$11.989	$12.396	21,724,144

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

WRL AEGON BOND SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
12/3/1992(1)-12/31/1992	$10.000	$10.136	10,000
12/31/1993	$10.136	$11.330	1,524,761
12/31/1994	$11.330	$10.400	1,693,632
12/31/1995	$10.400	$12.613	2,598,178
12/31/1996	$12.613	$12.455	3,055,305
12/31/1997	$12.455	$13.407	4,801,744
12/31/1998	$13.407	$14.452	6,350,826
12/31/1999	$14.452	$13.832	6,280,541

</TABLE>

<TABLE>
<CAPTION>

WRL JANUS GROWTH SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
12/3/1992(1)-12/31/1992	$10.000	$10.240	10,000
12/31/1993	$10.240	$10.499	8,326,400
12/31/1994	$10.499	$ 9.493	11,839,096
12/31/1995	$ 9.493	$13.771	14,387,637
12/31/1996	$13.771	$16.019	19,832,582
12/31/1997	$16.019	$18.568	23,272,252
12/31/1998	$18.568	$30.116	27,434,976
12/31/1999	$30.116	$47.419	32,275,260

</TABLE>

45

<PAGE>

<TABLE>
<CAPTION>

WRL JANUS GLOBAL SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
12/3/1992(1)-12/31/1992	$10.000	$10.151	25,000
12/31/1993	$10.151	$13.518	2,212,212
12/31/1994	$13.518	$13.364	7,170,632
12/31/1995	$13.364	$16.217	6,903,573
12/31/1996	$16.217	$20.428	11,159,128
12/31/1997	$20.428	$23.921	15,530,666
12/31/1998	$23.921	$30.669	17,104,721
12/31/1999	$30.669	$51.748	18,875,171

</TABLE>

<TABLE>
<CAPTION>

WRL LKCM STRATEGIC TOTAL RETURN SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD

<S> <C> <C> <C>

3/1/1993(1)-12/31/1993	$10.000	$11.243	2,518,263
12/31/1994	$11.243	$11.027	6,504,999
12/31/1995	$11.027	$13.555	7,498,916
12/31/1996	$13.555	$15.372	12,770,554
12/31/1997	$15.372	$18.471	15,124,297
12/31/1998	$18.471	$19.969	16,461,563
12/31/1999	$19.969	$22.069	16,136,973

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

WRL VKAM EMERGING GROWTH SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
3/1/1993(1)-12/31/1993	$10.000	$12.354	2,059,530
12/31/1994	$12.354	$11.286	5,547,915
12/31/1995	$11.286	$16.337	6,434,051
12/31/1996	$16.337	$19.152	9,376,917
12/31/1997	$19.152	$22.938	11,279,603
12/31/1998	$22.938	$31.063	12,278,821
12/31/1999	$31.063	$62.846	14,178,995

</TABLE>

<TABLE>
<CAPTION>

WRL ALGER AGGRESSIVE GROWTH SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
3/1/1994(1)-12/31/1994	$10.000	$ 9.782	1,165,716
12/31/1995	$ 9.782	$13.313	4,538,244
12/31/1996	$13.313	$14.500	6,954,084
12/31/1997	$14.500	$17.766	9,141,315
12/31/1998	$17.766	$26.048	10,807,100
12/31/1999	$26.048	$43.416	13,252,453

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

WRL AEGON BALANCED SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
3/1/1994(1)-12/31/1994	$10.000	$ 9.339	849,727
12/31/1995	$ 9.339	$11.032	1,456,512
12/31/1996	$11.032	$12.045	2,385,500
12/31/1997	$12.045	$13.909	3,156,354
12/31/1998	$13.909	$14.666	4,024,017
12/31/199	$14.666	$14.900	4,467,001

</TABLE>

<TABLE>
<CAPTION>

WRL FEDERATED GROWTH & INCOME SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
3/1/1994(1)-12/31/1994	$10.000	$ 9.453	400,544
12/31/1995	$ 9.453	$11.676	863,789
12/31/1996	$11.676	$12.853	1,553,811
12/31/1997	$12.853	$15.799	2,315,992
12/31/1998	$15.799	$16.055	3,248,069
12/31/1999	$16.055	$15.127	3,023,724

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

WRL DEAN ASSET ALLOCATION SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
1/3/1995(1)-12/31/1995	$10.000	$11.843	6,104,685
12/31/1996	$11.843	$13.363	9,397,631
12/31/1997	$13.363	$15.363	12,633,177
12/31/1998	$15.363	$16.411	14,496,370
12/31/1999	$16.411	$15.270	10,938,985

</TABLE>

<TABLE>
<CAPTION>

WRL C.A.S.E. GROWTH SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
5/1/1996(1)-12/31/1996	$10.000	$10.773	1,164,233
12/31/1997	$10.773	$12.220	2,618,284
12/31/1998	$12.220	$12.348	3,043,446
12/31/1999	$12.348	$16.297	3,137,092

</TABLE>

<TABLE>
<CAPTION>

WRL NWQ VALUE EQUITY SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
5/1/1996(1)-12/31/1996	$10.000	$11.213	2,118,820
12/31/1997	$11.213	$13.827	7,035,132
12/31/1998	$13.827	$12.983	7,102,945
12/31/1999	$12.983	$13.820	5,579,088

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

WRL GE INTERNATIONAL EQUITY SUBACCOUNT

<S>	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD <C>	ACCUMULATION UNIT VALUE AT END OF PERIOD <C>	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD <C>
1/2/1997(1)-12/31/1997	$10.000	$10.601	1,050,984
12/31/1998	$10.601	$11.797	1,642,437
12/31/1999	$11.797	$14.536	1,407,842

</TABLE>

<TABLE>
<CAPTION>

WRL GE U.S. EQUITY SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
1/2/1997(1)-12/31/1997	$10.000	$12.526	2,141,414
12/31/1998	$12.526	$15.177	4,840,127
12/31/1999	$15.177	$17.721	6,781,197

</TABLE>

<TABLE>
<CAPTION>

WRL THIRD AVENUE VALUE SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
1/2/1998(1)-12/31/1998	$10.000	$ 9.187	1,025,234
12/31/1999	$ 9.187	$10.483	968,035

</TABLE>

50

<PAGE>

<TABLE>
<CAPTION>

WRL J.P. MORGAN REAL ESTATE SECURITIES SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
5/1/1998(1)-12/31/1998	$10.000	$8.427	157,193
12/31/1999	$ 8.427	$7.996	203,365

</TABLE>

<TABLE>
<CAPTION>

WRL GOLDMAN SACHS GROWTH SUBACCOUNT

	ACCUMULATION UNIT VALUE AT	ACCUMULATION	NUMBER OF ACCUMULATION UNITS

	BEGINNING OF PERIOD	UNIT VALUE AT END OF PERIOD	OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
5/3/1999(1)-12/31/1999	$10.000	$11.640	503,875

</TABLE>

<TABLE>
<CAPTION>

WRL GOLDMAN SACHS SMALL CAP SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
5/3/1999(1)-12/31/1999	$10.000	$11.631	166,378

</TABLE>

<TABLE>
<CAPTION>

WRL T. ROWE PRICE DIVIDEND GROWTH SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
5/3/1999(1)-12/31/1999	$10.000	$9.173	691,875

</TABLE>

51

<PAGE>

<TABLE>
<CAPTION>

WRL T. ROWE PRICE SMALL CAP SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
5/3/1999(1)-12/31/1999	$10.000	$13.719	359,295

</TABLE>

<TABLE>

<CAPTION>

WRL SALOMON ALL CAP SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
5/3/1999(1)-12/31/1999	$10.000	$11.449	425,168

</TABLE>

<TABLE>
<CAPTION>

WRL PILGRIM BAXTER MID CAP GROWTH SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
5/3/1999(1)-12/31/1999	$10.000	$17.633	1,452,014

</TABLE>

<TABLE>
<CAPTION>

WRL DREYFUS MID CAP SUBACCOUNT

	ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD	ACCUMULATION UNIT VALUE AT END OF PERIOD	NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF PERIOD
<S>	<C>	<C>	<C>
5/3/1999(1)-12/31/1999	$10.000	$10.620	209,699

</TABLE>

(1) Commencement of operations of these subaccounts.

Because the WRL Value Line Aggressive Growth, WRL Great Companies -- America(SM) and WRL Great Companies -- Technology(SM) portfolios did not commence operations until May 1, 2000, and because the Fidelity VIP Equity-Income Portfolio -- Service Class 2, Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2 and Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2 were not offered under this prospectus until May 1, 2000, there is no condensed financial information for these subaccounts for the year ended December 31, 1999.

<PAGE>

APPENDIX B
HISTORICAL PERFORMANCE DATA

STANDARDIZED PERFORMANCE DATA

Western Reserve may advertise historical yields and total returns for the subaccounts of the separate account. These figures are based on historical earnings and will be calculated according to guidelines from the SEC. They do not indicate future performance.

WRL J.P. MORGAN MONEY MARKET SUBACCOUNT. The yield of the WRL J. P. Morgan Money Market subaccount is the annualized income generated by an investment in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period, not including capital changes or income other than investment income, is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but we assume that the income earned is reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. For the seven days ended December 31, 1999, the yield of the WRL J.P. Morgan Money Market subaccount was 3.74% and the effective yield was 3.81%.

OTHER SUBACCOUNTS. The YIELD of a subaccount, other than the WRL J.P. Morgan Money Market subaccount, refers to the annualized income generated by an investment in the subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

The TOTAL RETURN of a subaccount assumes that an investment has been held in a subaccount for various periods of time including a period measured from the date the first subaccount investing in the underlying portfolios began operations. When the first subaccount investing in the underlying portfolios has been in operation for 1, 5, and 10 years, the total return for these periods will be provided, adjusted to reflect current subaccount charges. The total return quotations will represent the average annual compounded rates of return of investment of $1,000 in the subaccount as of the last day of each period.

The yield and total return calculations for a subaccount are not reduced by any premium taxes. For additional information regarding yields and total returns, please refer to the SAI.

Based on the method of calculation described in the SAI, the standardized average annual total returns of the subaccounts for periods from inception of the subaccounts investing in the underlying portfolios to December 31, 1999, and for the one, five and ten year periods ended December 31, 1999 are shown in Table 1 below. Total returns shown in Table 1 reflect deductions of 1.40% for the mortality and expense risk charge and $35 for the annual Contract charge. (Based on an average Contract size of $44,369, the annual Contract charge translates into a charge of 0.08%.) Total returns also assume a complete surrender of the Contract at the end of the period; therefore, the withdrawal charge is deducted.

<PAGE>

<TABLE>
<CAPTION>

TABLE 1
STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS OF THE SUBACCOUNTS
(ASSUMES SURRENDER)

SUBACCOUNT	1 YEAR ENDED 12/31/99	5 YEARS ENDED 12/31/99	10 YEARS ENDED 12/31/99
<S>	<C>	<C>	<C>
WRL J.P Morgan Money Market*	-4.69%	3.02%	3.25%
WRL AEGON Bond	-12.36%	5.21%	5.78%
WRL Janus Growth	49.33%	37.70%	21.88%
WRL Janus Global	60.60%	30.80%	N/A
WRL LKCM Strategic Total Return	2.43%	14.40%	N/A
WRL VKAM Emerging Growth	94.16%	40.75%	N/A
WRL Alger Aggressive Growth	58.54%	34.46%	N/A
WRL AEGON Balanced	-6.49%	9.22%	N/A
WRL Federated Growth & Income	-13.86%	9.29%	N/A
WRL Dean Asset Allocation	-15.03%	N/A	N/A
WRL C.A.S.E. Growth	23.88%	N/A	N/A
WRL NWQ Value Equity	-1.64%	N/A	N/A
WRL GE International Equity	15.12%	N/A	N/A
WRL GE U.S. Equity	8.67%	N/A	N/A
WRL Third Avenue Value	6.02%	N/A	N/A
WRL J.P. Morgan Real Estate Securities	-13.19%	N/A	N/A
WRL Goldman Sachs Growth	N/A	N/A	N/A
WRL Goldman Sachs Small Cap	N/A	N/A	N/A
WRL T. Rowe Price Dividend Growth	N/A	N/A	N/A
WRL T. Rowe Price Small Cap	N/A	N/A	N/A
WRL Salomon All Cap	N/A	N/A	N/A
WRL Pilgrim Baxter Mid Cap Growth	N/A	N/A	N/A
WRL Dreyfus Mid Cap	N/A	N/A	N/A
WRL Value Line Aggressive Growth	N/A	N/A	N/A
WRL Great Companies -- America(SM)	N/A	N/A	N/A
WRL Great Companies -- Technology(SM)	N/A	N/A	N/A
Fidelity VIP Equity-Income Portfolio -- Service Class 2	N/A	N/A	N/A
Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2	N/A	N/A	N/A
Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2	N/A	N/A	N/A

</TABLE>

* Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.

** Refers to the date when the separate account first invested in the underlying portfolios.

54

<PAGE>

NON-STANDARDIZED PERFORMANCE DATA

In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

We may from time to time also disclose average annual total return or other performance data in non-standardized formats for the subaccounts. The non-standardized performance data may make different assumptions regarding the amount invested, the time periods shown, or the effect of partial withdrawals or annuity payments.

All non-standardized performance data will be advertised only if the standardized performance data as shown in Table 1 is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Based on the method of calculation described in the SAI, the non-standardized average annual total returns for periods from inception of the subaccounts to December 31, 1999, and for the one, five and ten-year periods ended December 31, 1999 are shown in Table 2 below. Total returns shown in Table 2 reflect deductions of 1.40% for the mortality and expense risk charge and $35 for the annual Contract charge. (Based on an average Contract size of $44,369, the annual Contract charge translates into a charge of 0.08%.) Total returns assume that the Contract is not surrendered and therefore the withdrawal charge is not deducted.

55

<PAGE>

<TABLE>
<CAPTION>

TABLE 2
NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS OF THE SUBACCOUNTS
(ASSUMES NO SURRENDER)

SUBACCOUNT	1 YEAR ENDED 12/31/99	5 YEARS ENDED 12/31/99	10 YEARS ENDED 12/31/99	
<S>	<C>	<C>	<C>	<
WRL J.P Morgan Money Market*	3.31%	3.72%	3.25%	
WRL AEGON Bond	-4.36%	5.85%	5.78%	
WRL Janus Growth	57.33%	37.93%	21.88%	
WRL Janus Global	68.60%	31.08%	N/A	
WRL LKCM Strategic Total Return	10.43%	14.87%	N/A	
WRL VKAM Emerging Growth	102.16%	40.95%	N/A	
WRL Alger Aggressive Growth	66.54%	34.70%	N/A	
WRL AEGON Balanced	1.51%	9.78%	N/A	

WRL Federated Growth & Income	-5.86%	9.84%	N/A
WRL Dean Asset Allocation	-7.03%	N/A	N/A
WRL C.A.S.E. Growth	31.88%	N/A	N/A
WRL NWQ Value Equity	6.36%	N/A	N/A
WRL GE International Equity	23.12%	N/A	N/A
WRL GE U.S. Equity	16.67%	N/A	N/A
WRL Third Avenue Value	14.02%	N/A	N/A
WRL J.P. Morgan Real Estate Securities	-5.19%	N/A	N/A
WRL Goldman Sachs Growth	N/A	N/A	N/A
WRL Goldman Sachs Small Cap	N/A	N/A	N/A
WRL T. Rowe Price Dividend Growth	N/A	N/A	N/A
WRL T. Rowe Price Small Cap	N/A	N/A	N/A
WRL Salomon All Cap	N/A	N/A	N/A
WRL Pilgrim Baxter Mid Cap Growth	N/A	N/A	N/A
WRL Dreyfus Mid Cap	N/A	N/A	N/A
WRL Value Line Aggressive Growth	N/A	N/A	N/A
WRL Great Companies -- America(SM)	N/A	N/A	N/A
WRL Great Companies -- Technology(SM)	N/A	N/A	N/A
Fidelity VIP Equity-Income Portfolio -- Service Class 2	N/A	N/A	N/A
Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2	N/A	N/A	N/A
Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2	N/A	N/A	N/A

</TABLE>

* Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.

** Refers to the date when the separate account first invested in the underlying portfolios.

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ADJUSTED HISTORICAL PERFORMANCE DATA. We may disclose historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance would include data that precedes the inception dates of the subaccounts investing in the underlying portfolios. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time, based on the portfolio's performance. This data assumes that the subaccounts available under the Contract were in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the Contract. This data is not intended to indicate future performance.

Because the separate account has been invested in portfolio shares since the inception of the class of portfolio shares held by the separate account, the adjusted historic portfolio data for the Contract corresponds to the performance data displayed in Tables 1 and 2 of Appendix B.

<PAGE>

PART B

INFORMATION REQUIRED IN A STATEMENT OF
ADDITIONAL INFORMATION

<PAGE>

STATEMENT OF ADDITIONAL INFORMATION

WRL FREEDOM WEALTH CREATOR(R)
VARIABLE ANNUITY

Issued through
WRL SERIES ANNUITY ACCOUNT

Offered by
WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

570 Carillon Parkway
St. Petersburg, Florida 33716

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the WRL Freedom Wealth Creator(R) Variable Annuity offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated May 1, 2000, by calling 1-800-851-9777, or by writing to the administrative office, Western Reserve Life, 570 Carillon Parkway, St. Petersburg, Florida 33716. The prospectus sets forth information that a prospective investor should know before investing in a Contract. Terms used in the current prospectus for the Contract are incorporated in this Statement of Additional Information.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT AND THE WRL SERIES ANNUITY ACCOUNT.

DATED: MAY 1, 2000

WRL00175

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TABLE OF CONTENTS

<TABLE>
<CAPTION>

<S>
DEFINITIONS OF SPECIAL TERMS..

THE CONTRACT--GENERAL PROVISIONS ....
Owner ....
Entire Contract ....
Misstatement of Age or Gender ....
Addition, Deletion or Substitution of Investments ....
Annuity Payment Options...
Death Benefit...
Assignment ....
Proof of Age, Gender and Survival ....
Non-Participating ....
Employee and Agent Purchases ....

CERTAIN FEDERAL INCOME TAX CONSEQUENCES...
Tax Status of the Contract..
Taxation of Western Reserve ....

INVESTMENT EXPERIENCE ....
Accumulation Units..
Accumulation Unit Value...
Annuity Unit Value and Annuity Payment Rates ....

HISTORICAL PERFORMANCE DATA ....
Money Market Yields ....
Other Subaccount Yields ....
Total Returns ....
Other Performance Data ....
Advertising and Sales Literature ....

PUBLISHED RATINGS. ....

ADMINISTRATION ....

RECORDS AND REPORTS ....

DISTRIBUTION OF THE CONTRACTS ....

OTHER PRODUCTS ....

CUSTODY OF ASSETS ....

LEGAL MATTERS ....

INDEPENDENT ACCOUNTANTS ....

OTHER INFORMATION ....

FINANCIAL STATEMENTS ....

</TABLE>

<PAGE>

DEFINITIONS OF SPECIAL TERMS

<TABLE>
<CAPTION>

<S>	<C>
accumulation period	The period between the Contract date and the maturity date whil
accumulation unit value	An accounting unit of measure we use to calculate subaccount va period.
administrative office	Our administrative office and mailing address is P.O. Box 5068, Our street address is 570 Carillon Parkway, St. Petersburg, Flo 1-800-851-9777.
age	The issue age, which is annuitant's age on the birthday nearest number of completed Contract years. When we use the term "age" meaning as "attained age" in the Contract.
annuitant	The person you named in the application (or later changed), to annuitant may be changed as provided in the Contract's death be provision.
annuity unit value	An accounting unit of measure we use to calculate annuity payme maturity date.
annuity value	The sum of the separate account value and the fixed account val
beneficiary(ies)	The person(s) you elect to receive the death benefit proceeds u
cash value	The annuity value less any applicable premium taxes, and any wi
Code	The Internal Revenue Code of 1986, as amended.
Contract date	The later of the date on which the initial purchase payment is properly completed application is received at Western Reserve's measure Contract years and Contract anniversaries from the Cont
death report day	The valuation date on which we have received both proof of annuitant's death and your beneficiary's election regarding payment.
fixed account	An option to which you can direct your money under the Contract account. It provides a guarantee of principal and interest. The account are held in the general account. The fixed account is n
fixed account value	During the accumulation period, your Contract's value in the fi
funds	Investment companies which are registered with the U.S. Securi Contract allows you to invest in the portfolios of the funds th the right to add other registered investment companies to the C
in force	Condition under which the Contract is active and the owner is e under the Contract.

maturity date	The date on which the accumulation period ends and annuity paym date is the annuitant's 90th birthday. For Contracts issued in Makeup Charitable Remainder Unitrusts, the lastest maturity dat birthday.
NYSE	New York Stock Exchange.
nonqualified Contracts	Contracts issued other than in connection with retirement plans
owner (you, your)	The person(s) entitled to exercise all rights under the Contrac unless the application states otherwise, or unless a change of time. Joint owners may be named, provided the joint owners are ownership is not available in all states.
portfolio	A separate investment portfolio of a fund.
purchase payments	Amounts paid by an owner or on the owner's behalf to Western Re benefits provided by the Contract. When we use the term "purcha it has the same meaning as "net purchase payment" in the Contra payment less any applicable premium taxes.
qualified Contracts	Contracts issued in connection with retirement plans that quali treatment under the Code.
separate account	WRL Series Annuity Account, a separate account composed of suba and invest purchase payments not allocated to the fixed account

</TABLE>

1

<PAGE>

<TABLE>
<CAPTION>

<S>	<C>
separate account value	During the accumulation period, your Contract's value in the se total value in each subaccount.
subaccount	A subdivision of the separate account that invests exclusively portfolio and supports the Contracts. Subaccounts corresponding under the Contract during the accumulation period. Other subacc portfolio will hold assets after the maturity date if you selec
surrender	The termination of a Contract at the option of the owner.
valuation date/ business day	Each day on which the NYSE is open for trading, except when a s portfolio does not value its shares. Western Reserve is open f NYSE is open. When we use the term "business day," it has the
valuation period	The period of time over which we determine the change in the va to price accumulation units and annuity units. Each valuation p normal trading on the NYSE (currently 4:00 p.m. Eastern time on at the close of normal trading of the NYSE on the next valuatio

Western Reserve (we, us, our)	Western Reserve Life Assurance Co. of Ohio.

</TABLE>

<PAGE>

In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Contract, which may be of interest to a prospective purchaser.

THE CONTRACT - GENERAL PROVISIONS

OWNER

The Contract shall belong to the owner upon issuance of the Contract after completion of an application and delivery of the initial purchase payment. While the annuitant is living, the owner may: (1) assign the Contract; (2) surrender the Contract; (3) amend or modify the Contract with Western Reserve's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Contract. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of the owner's spouse in a community or marital property state.

A joint owner may only be a spouse and may be named in the Contract application or in a written notice. The surviving joint owner will become the sole owner upon the other joint owner's death, if one joint owner dies before the annuitant. If the surviving joint owner dies before the annuitant, the surviving joint owner's estate will become the owner if no beneficiary is named and alive. However, if a beneficiary is named and alive, the beneficiary will receive the death benefit.

The owner may change the ownership of the Contract in a written notice. When this change takes effect, all rights of ownership in the Contract will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner, the change will take effect as of the date Western Reserve accepts the written notice. We assume no liability for any payments made, or actions taken before a change is accepted, and shall not be responsible for the validity or effect of any change of ownership. Changing the owner cancels any prior choice of owner, but does not change the designation of the beneficiary or the annuitant.

ENTIRE CONTRACT

The Contract and any endorsements thereon and the Contract application constitute the entire contract between Western Reserve and the owner. All statements in the application are representations and not warranties. No statement will cause the Contract to be void or to be used in defense of a claim unless contained in the application.

MISSTATEMENT OF AGE OR GENDER

If the age or gender of the annuitant has been misstated, Western Reserve will change the annuity benefit payable to that which the purchase payments would have purchased for the correct age or gender. The dollar amount of any underpayment Western Reserve makes shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment Western Reserve makes due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof Western Reserve finds satisfactory.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the separate account or that the separate account may purchase. We reserve the right to eliminate the shares of any portfolios of a fund and to substitute shares of another portfolio of a fund (or of another open-end registered investment company) if the shares of a portfolio are no longer available for investment or, if in our judgment further investment in any portfolio should become inappropriate in view of the purposes of the separate account. We will not, however, substitute shares attributable to an owner's interest in a subaccount without notice to, and prior approval of, the Securities and Exchange Commission (the "SEC") to the extent required by the Investment Company Act of 1940, as amended (the "1940 Act"), or other applicable law.

We also reserve the right to establish additional subaccounts, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of Western Reserve, marketing, tax, investment or other conditions warrant, and any new subaccounts will be made available to existing owners on a basis to be determined by Western Reserve. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant.

<PAGE>

In the event of any such substitution or change, we may make such changes in the Contracts and other annuity contracts as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Contracts, the separate account may be operated as a management company under the 1940 Act, or subject to any required approval, it may be deregistered under the 1940 Act in the event such registration is no longer required.

We reserve the right to change the investment objective of any subaccount. Additionally, if required by law or regulation, we will not materially change an investment objective of the separate account or of a portfolio designated for a subaccount unless a statement of change is filed with and approved by the appropriate insurance official of the state of Western Reserve's domicile, or deemed approved in accordance with such law or regulation.

ANNUITY PAYMENT OPTIONS

During the lifetime of the annuitant and prior to the maturity date, the owner may choose an annuity payment option or change the election. If no election is made prior to the maturity date, annuity payments will be made under Payment Option D as Variable Life Income with 10 years of guaranteed payments.

Thirty days prior to the maturity date, we will mail to the owner a notice and a form upon which the owner can select allocation options for the annuity proceeds as of the maturity date, which cannot be changed thereafter and will remain in effect until the Contract terminates. If a separate account annuity option is chosen, the owner must include in the written notice the subaccount allocation of the annuity proceeds as of the maturity date. If we do not receive that form or other written notice acceptable to us prior to the maturity date, the Contract's existing allocation options will remain in effect until the Contract terminates. The owner may also, prior to the maturity date, select or change the frequency of annuity payments, which may be monthly, quarterly, semi-annually or annually, provided that the annuity option and payment frequency provides for payments of at least $100 per period. If none of these is possible, a lump sum payment will be made.

DETERMINATION OF THE FIRST VARIABLE PAYMENT. The amount of the first variable payment is determined by multiplying the annuity proceeds times the appropriate rate for the variable option selected. The rates are based on the Society of Actuaries 1983 Individual Mortality Table A with projection Scale G and a 5% effective annual assumed investment return and assuming a maturity date in the year 2000. Gender based mortality tables will be used unless prohibited by law. The amount of the first variable payment depends upon the gender (if consideration of gender is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, at the maturity date, adjusted as follows:

MATURITY DATE	ADJUSTED AGE
Before 2001	Actual Age
2001-2010	Actual Age minus 1
2011-2020	Actual Age minus 2
2021-2030	Actual Age minus 3
2031-2040	Actual Age minus 4
After 2040	As determined by Western Reserve

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

DETERMINATION OF ADDITIONAL VARIABLE PAYMENTS. The amount of variable annuity payments after the first will increase or decrease according to the annuity unit value which reflects the investment experience of the selected subaccount(s). Each variable annuity payment after the first will be equal to the number of units attributable to the Contract in each selected subaccount multiplied by the annuity unit value of that subaccount on the date the payment is processed. The number of such units is determined by dividing the first payment allocated to that subaccount by the annuity unit value of that subaccount on the date the first annuity payment is processed.

DEATH BENEFIT

DEATH OF OWNER. Federal tax law requires that if any owner (including any surviving joint owner who has become a current owner) dies before the maturity date, then the entire value of the Contract must generally be distributed within five years of the date of death of such owner. Special rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the maturity date. See Certain Federal Income Tax Consequences on page 6 for a detailed description of these rules. Other rules may apply to qualified Contracts.

<PAGE>

If the owner (or a surviving joint owner) is not the annuitant and dies before the annuitant:

- o if no beneficiary is named and alive, the owner's estate will become the new owner. The cash value must be distributed within five years of the former owner's death;
- o if the beneficiary is alive and is the owner's spouse, the Contract will continue with the spouse as the new owner; or
- o if the beneficiary is alive and is not the owner's spouse, the beneficiary will become the new owner. The cash value must be distributed either:
- o within five years of the former owner's death; or
- o over the lifetime of the new owner, if a natural person, with payments beginning within one year of the former owner's death; or
- o over a period that does not exceed the life expectancy (as defined by the Code and regulations adopted under the Code) of the new owner, if a natural person, with payments beginning within one year of the former owner's death.

DEATH OF ANNUITANT. Due proof of death of the annuitant is proof that the annuitant who is an owner died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the Contract, the death benefit generally will be paid within seven days, or as soon thereafter as we have sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options unless a settlement agreement is effective at the owner's death preventing such election.

If the annuitant who is not an owner dies during the accumulation period and the owner is a natural person other than the annuitant, the owner will automatically become the annuitant and this Contract will continue. In the event of joint owners, the younger joint owner will automatically become the new annuitant and this Contract will continue. If the annuitant dies during the accumulation period and an owner is either (1) the same individual as the annuitant; or (2) other than a natural person, then the death benefit proceeds are payable to the beneficiary. The new owner generally must surrender the Contract for the annuity value within five years of death.

If the annuitant was an owner, and the beneficiary was not the deceased annuitant's spouse, (1) the death benefit must be distributed within five years of the date of the annuitant/deceased owner's death, or (2) payments must begin no later than one year after the annuitant/deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the annuitant/deceased owner's death. If the sole beneficiary is the annuitant/deceased owner's surviving spouse, such spouse may elect to continue the Contract as the new annuitant and owner instead of receiving the death benefit. (See Certain Federal Income Tax Consequences on page 6.)

If the beneficiary elects to receive the death benefit proceeds under option (1), then: (a) we will allow the beneficiary to make only ONE partial withdrawal during the five-year period. That partial withdrawal must be made at the time option (1) is elected. No withdrawal charges will apply to this partial withdrawal; (b) we will allow the beneficiary to make ONE transfer to and from the subaccounts and the fixed account during the five-year period. That transfer must be made at the time option (1) is elected; (c) we will deduct the annual Contract charge each year during the five-year period; (d) we will not apply any withdrawal charges to the total distribution of the Contract; (e) we will not permit annuitization at the end of the five-year period; and (f) if the beneficiary dies during the five-year period, we will pay the remaining value of the Contract first to the contingent beneficiary named by the owner. If no contingent beneficiary is named, then we will make payments to the beneficiary's estate. The beneficiary is not permitted to name his or her own beneficiary.

If there are joint owners, the annuitant is not the owner, and the one joint owner dies prior to the maturity date, the surviving joint owner may surrender the Contract at any time for the amount of the adjusted annuity value.

BENEFICIARY. The beneficiary designation in the application will remain in effect until changed. The owner may change the designated beneficiary during the annuitant's lifetime by sending written notice to us. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice. We will not be liable for any payment made before the written notice is received. Unless we receive written notice from the owner to the contrary, no beneficiary may assign any payments under the Contract before such payments are due. To the extent permitted by law, no payments under the Contract will be subject to the claims of any beneficiary's creditors.

<PAGE>

ASSIGNMENT

During the annuitant's lifetime and prior to the maturity date (subject to any irrevocable beneficiary's rights) the owner may assign any rights or benefits provided by a nonqualified Contract. The assignment of a Contract will be treated as a distribution of the annuity value for federal tax purposes. Any assignment must be made in writing and accepted by us. An assignment will be effective as of the date the request is received at our office and is accepted by us. We assume no liability for any payments made or actions taken before a change is accepted and shall not be responsible for the validity or effect of any assignment.

With regard to qualified Contracts, ownership of the Contract generally may be assigned, but any assignment may be subject to restrictions, penalties, taxation as a distribution, or even prohibition under the Code, and must be permitted under the terms of the underlying retirement plan.

PROOF OF AGE, GENDER AND SURVIVAL

We may require proper proof of age and gender of any annuitant or co-annuitant prior to making the first annuity payment. Prior to making any payment, we may require proper proof that the annuitant or co-annuitant is alive and legally qualified to receive such payment. If required by law to ignore differences in gender of any payee, annuity payments will be determined using unisex rates.

NON-PARTICIPATING

The Contract will not share in Western Reserve's surplus earnings; no dividends will be paid.

EMPLOYEE AND AGENT PURCHASES

The Contract may be acquired by an employee or registered representative of any broker/dealer authorized to sell the Contract or by their spouse or minor children, or by an officer, director, trustee or bona fide full-time employee of Western Reserve or its affiliated companies or their spouse or minor children. In such a case, we may credit an amount equal to a percentage of each purchase payment to the Contract due to lower acquisition costs we experience on those purchases. The credit will be reported to the Internal Revenue Service ("IRS") as taxable income to the employee or registered representative. We may offer, in our discretion, certain employer sponsored savings plans, reduced or waived fees and charges including, but not limited to, the withdrawal charge and the annual Contract charge, for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which we are not presently aware which could result in reduced sales or distribution expenses. Credits to the Contract or reductions in these fees and charges will not be unfairly discriminatory against any owner.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING SUMMARY DOES NOT CONSTITUTE TAX ADVICE. IT IS A GENERAL DISCUSSION OF CERTAIN OF THE EXPECTED FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN AND DISTRIBUTIONS WITH RESPECT TO A CONTRACT, BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, PROPOSED AND FINAL TREASURY REGULATIONS THEREUNDER, JUDICIAL AUTHORITY, AND CURRENT ADMINISTRATIVE RULINGS AND PRACTICE. THIS SUMMARY DISCUSSES ONLY CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO "UNITED STATES PERSONS," AND DOES NOT DISCUSS STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES. UNITED STATES PERSONS MEANS CITIZENS OR RESIDENTS OF THE UNITED STATES, DOMESTIC CORPORATIONS, DOMESTIC PARTNERSHIPS AND TRUSTS OR ESTATES THAT ARE SUBJECT TO UNITED STATES FEDERAL INCOME TAX REGARDLESS OF THE SOURCE OF THEIR INCOME.

TAX STATUS OF THE CONTRACT

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. (ss.) 1.817-5) apply a diversification requirement to each of the subaccounts of the separate account. The separate account, through the funds and their portfolios, intends to comply with the diversification requirements of the Treasury.

Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension

<PAGE>

plan contracts for these purposes. Notwithstanding the exception of qualified contracts from application of the diversification rules, the investment vehicle for Western Reserve's qualified contracts (i.e., the funds) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified contracts as well as qualified contracts.

OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has the choice of one or more subaccounts in which to allocate purchase payments and annuity values and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in owners being treated as the owners of the assets of the separate account. We, therefore, reserve the right to modify the Contracts as necessary to attempt to prevent the owners from being considered the owners of a pro rata share of the assets of the separate account.

DISTRIBUTION REQUIREMENTS. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiarY. However, if such owner's death occurs prior to the maturity date, and such owner's surviving spouse is named beneficiary, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

WITHHOLDING. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us. For certain qualified Contracts, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified Contracts, "eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

QUALIFIED CONTRACTS. The qualified Contract is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contracts andour Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

For qualified plans under sections 401(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), and for IRAs under section 408(a), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the Contract that satisfy applicable tax rules.

We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of

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the Contract.

INDIVIDUAL RETIREMENT ANNUITIES. In order to qualify as a traditional individual retirement annuity ("IRA") under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) the total purchase payments for any calendar year on behalf of any individual may not exceed $2,000, except in the case of a rollover amount or contribution under sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. If your Contract is used in connection with an IRA, only rollover or transfer contributions are permitted. No regular contributions may be made. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

No part of the funds for an IRA, including a Roth IRA, may be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the purchase payments paid or the cash value for the contract. The Contract provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the Contract as an IRA under section 408 of the Code. The IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the Contract, comports with IRA qualification requirements.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. As with the traditional IRA, only rollover or transfer contributions are permitted. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.

SECTION 403(B) PLANS. Under section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor. Additionally, in accordance with the requirements of the Code, section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

CORPORATE PENSION AND PROFIT SHARING PLANS AND H.R. 10 PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments. The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in a pension or

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profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor.

DEFERRED COMPENSATION PLANS. Section 457 of the Code, while not actually providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

TAXATION OF WESTERN RESERVE

Western Reserve at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to the separate account.

INVESTMENT EXPERIENCE

ACCUMULATION UNITS

Allocations of a purchase payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the purchase payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of a fund less any applicable charges or fees.

Upon allocation to the selected subaccount of the separate account, purchase payments are converted into accumulation units of the subaccount. At the end of any valuation period, a subaccount's value is equal to the number of units that your Contract has in the subaccount, multiplied by the accumulation unit value of the subaccount.

The number of units that your Contract has in each subaccount is equal to:

1. The initial units purchased on the Contract date; plus
2. Units purchased at the time additional purchase payments are allocated to the subaccount; plus
3. Units purchased through transfers from another subaccount or the fixed account; minus
4. Any units that are redeemed to pay for partial withdrawals; minus
5. Any units that are redeemed as part of a transfer to another subaccount or the fixed account; minus
6. Any units that are redeemed to pay the annual Contract charge, any premium taxes and any transfer charge.

The value of an accumulation unit was arbitrarily established at $10 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of the regular session of business on the NYSE, on each day the NYSE is open.

ACCUMULATION UNIT VALUE

The accumulation unit value will vary from one valuation period to the next depending on the investment results experienced by each subaccount. The accumulation unit value for each subaccount at the end of a valuation period is the result of:

1. The total value of the assets held in the subaccount. This value is determined by multiplying the number of shares of the designated fund portfolio owned by the subaccount times the portfolio's net asset value per share; minus
2. The accrued daily percentage for the mortality and expense risk charge multiplied by the net assets of the subaccount; minus
3. The accrued amount of reserve for any taxes that are determined by us to have resulted from the investment operations of the subaccount; divided by

4. The number of outstanding units in the subaccount.

During the accumulation period, the mortality and expense risk charge is deducted at an annual rate of 1.40% of net assets for each day in the valuation period and compensates us for certain mortality and expense risks. The accumulation unit value may increase, decrease, or remain the same from valuation period to valuation period.

ANNUITY UNIT VALUE AND ANNUITY PAYMENT RATES

The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount (that is, the portfolio performance minus subaccount fees and charges) exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $10.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

(a) is the variable annuity unit value for that subaccount on the immediately preceding business day;
(b) is the net investment factor for that subaccount for the valuation period; and
(c) is the investment return adjustment factor for the valuation period.

The investment return adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the Contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

(i) is the result of:

  (1) the net asset value of a portfolio share held in that subaccount determined at the end of the current valuation period; plus
  (2) the per share amount of any dividend or capital gain distributions made by the portfolio for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus
  (3) a per share charge or credit for any taxes reserved for which we determine to have resulted from the investment operations of the subaccount.

(ii) is the net asset value of a portfolio share held in that subaccount determined as of the end of the immediately preceding valuation period.

(iii) is a factor representing the mortality and expense risk charge. This factor is equal, on an annual basis, to 1.40% of the daily net asset value of the portfolio share held in that subaccount.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the gender and adjusted age of the annuitant at the maturity date. See Annuity Payment Options - Determination of the First Variable Payment on page ___, which contains a table for determining the adjusted age of the annuitant.

ILLUSTRATION OF CALCULATIONS FOR ANNUITY UNIT VALUE
AND VARIABLE ANNUITY PAYMENTS

FORMULA AND ILLUSTRATION FOR DETERMINING ANNUITY UNIT VALUE

Annuity unit value = ABC

<TABLE>
<CAPTION>
<S> <C>

Where:	A =	Annuity unit value for the immediately preceding valuation period. Assume..
	B =	Net investment factor for the valuation period for which the annuity unit value calculated.

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

<S> <C>

		Assume..
	C =	A factor to neutralize the assumed interest rate of 5% built into the annuity ta Assume..

Then, the annuity unit value is: $XYZ = $Q

FORMULA AND ILLUSTRATION FOR DETERMINING AMOUNT OF
FIRST MONTHLY VARIABLE ANNUITY PAYMENT

First monthly variable annuity payment = AB
--
$1,000

Where:	A =	The annuity value as of the maturity date. Assume..
	B =	The annuity purchase rate per $1,000 based upon the option selected, the gender age of the annuitant according to the tables contained in the Contract. Assume..

Then, the first monthly variable annuity payment = $XY = $Z

1,000

FORMULA AND ILLUSTRATION FOR DETERMINING THE NUMBER OF ANNUITY UNITS REPRESENTED BY EACH MONTHLY VARIABLE ANNUITY PAYMENT

Number of annuity units = A / B

Where: A = The dollar amount of the first monthly variable annuity payment. Assume..

B = The annuity unit value for the valuation date on which the first monthly payment Assume..

Then, the number of annuity units = $X / $Y = Z

</TABLE>

HISTORICAL PERFORMANCE DATA

MONEY MARKET YIELDS

YIELD - The yield quotation set forth in the prospectus for the WRL J.P. Morgan Money Market subaccount is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement, and is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one unit in the WRL J.P. Morgan Money Market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

EFFECTIVE YIELD - The effective yield quotation for the WRL J.P. Morgan Money Market subaccount set forth in the prospectus is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement. The effective yield is computed by determining the net change, exclusive of capital changes and income other than investment income, in

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the value of a hypothetical pre-existing subaccount having a balance of one unit in the WRL J.P. Morgan Money Market subaccount at the beginning of the period. A hypothetical charge, reflecting deductions from owner accounts, is subtracted from the balance. The difference is divided by the value of the subaccount at the beginning of the base period to obtain the base period return, which is then compounded by adding 1. Next, the sum is raised to a power equal to 365 divided by 7, and 1 is subtracted from the result. The following formula describes the computation:

EFFECTIVE YIELD = ({BASE PERIOD RETURN + 1} (365/7)) - 1

The effective yield is shown at least to the nearest hundredth of one percent.

HYPOTHETICAL CHARGE - For purposes of the yield and effective yield computations, the hypothetical charge reflects all fees and charges that are charged to all owner accounts in proportion to the length of the base period. Such fees and charges include the $35 annual Contract charge, calculated on the basis of an average Contract size of $44,369, which translates into a charge of 0.08%. The yield and effective yield quotations do not reflect any deduction for premium taxes or transfer charges that may be applicable to a particular Contract, nor do they reflect the withdrawal charge that may be assessed at the time of withdrawal in an amount ranging up to 8% of the requested withdrawal amount. The specific withdrawal charge percentage applicable to a particular withdrawal depends on the length of time purchase payments have been held under the Contract and whether withdrawals have been made previously during that Contract year. (See Expenses--Withdrawal Charge on page 25 of the prospectus.) No fees or sales charges are assessed upon annuitization under the Contracts, except premium taxes. Realized gains and losses from the sale of securities, and unrealized appreciation and depreciation of assets held by the WRL J.P. Morgan Money Market subaccount and the funds are excluded from the calculation of yield.

The yield on amounts held in the WRL J.P. Morgan Money Market subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The WRL J.P. Morgan Money Market subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the WRL J.P. Morgan Money Market, the types and quality of portfolio securities held by the WRL J.P. Morgan Money Market and its operating expenses. For the seven days ended December 31, 1999, the yield of the WRL J.P. Morgan Money Market subaccount was 3.74%, and the effective yield was 3.81%, assuming no surrender.

OTHER SUBACCOUNT YIELDS

The yield quotations for all of the subaccounts, except the WRL J.P. Morgan Money Market subaccount, representing the accumulation period set forth in the prospectus is based on the 30-day period ended on the date of the most recent balance sheet of the separate account and are computed by dividing the net investment income per unit earned during the period by the maximum offering price per unit on the last date of the period, according to the following formula:

$$YIELD = 2[(\frac{a-b}{cd} + 1)^{6} - 1]$$

Where: A = net investment income earned during the period by the corresponding portfolio of a fund attributable to shares owned by the subaccount.

B = expenses accrued for the period (net of reimbursement).
C = the average daily number of units outstanding during the period.
D = the maximum offering price per unit on the last day of the period.

For purposes of the yield quotations for all of the subaccounts, except the WRL J.P. Morgan Money Market subaccount, the calculations take into account all fees that are charged to all owner accounts during the accumulation period. Such fees include the $35 annual Contract charge, calculated on the basis of an average Contract size of $44,369, which translates into a charge of 0.08%. The calculations do not take into account any premium taxes or any transfer or withdrawal charges.

Premium taxes currently range from 0% to 3.5% of purchase payments depending upon the jurisdiction in which the Contract is delivered. A withdrawal charge may be assessed at the time of withdrawal in an amount ranging up to 8% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time purchase payments were held under the Contract, and whether withdrawals had been made previously during that Contract year. (See Expenses--Withdrawal Charge on page 25 of the prospectus.)

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The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses. For the 30 days ended December 31, 1999, the yield for the WRL AEGON Bond subaccount was 4.44%, assuming no surrender.

TOTAL RETURNS

The total return quotations set forth in the prospectus for all of these subaccounts, except the WRL J.P. Morgan Money Market subaccount, holding assets for the Contracts during the accumulation period are average annual total return quotations for the one, five, and ten-year periods, (or, while a subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the separate account, and for the period from the first date any subaccount investing in an underlying portfolio commenced operations until the aforesaid date. The quotations are computed by determining the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, adjusted to reflect current subaccount charges, according to the following formula:

$$P(1 + T)(n) = ERV$$

Where:	P	=	a hypothetical initial payment of $1,000
	T	=	average annual total return
	N	=	number of years
	ERV	=	ending redeemable value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period.

For purposes of the total return quotations for all subaccounts, except the WRL J.P. Morgan Money Market subaccount, the calculations take into account all current fees that are charged under the Contract to all owner accounts during the accumulation period. Such fees include the mortality and expense risk charge of 1.40% and the $35 annual Contract charge, calculated on the basis of an average Contract size of $44,369, which translates into a charge of 0.08%. The calculations also assume a complete surrender as of the end of the particular period. The calculations do not reflect any deduction for premium taxes or any transfer or withdrawal charges that may be applicable to a particular Contract.

OTHER PERFORMANCE DATA

We may present the total return data stated in the prospectus on a non-standardized basis. This means that the data will not be reduced by the withdrawal charge under the Contract and that the data may be presented for different time periods and for different purchase payment amounts. NON-STANDARDIZED PERFORMANCE DATA WILL ONLY BE DISCLOSED IF STANDARDIZED PERFORMANCE DATA FOR THE REQUIRED PERIODS IS ALSO DISCLOSED.

We may also disclose cumulative total returns and average annual compound rates of return (T) for the subaccounts based on the inception date of the subaccounts investing in the underlying portfolios. We calculate cumulative total returns according to the following formula:

$$(1 + T)(n) - 1$$

Where: T and N are the same values as above

In addition, we may present historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

For instance, we may disclose average annual total returns for the portfolios reduced by all fees and charges under the Contract, as if the Contract had been in existence. Such fees and charges include the mortality and expense risk charge of 1.40% and the $35 annual Contract charge (based on an average Contract size of $44,369, the annual Contract charge translates into a charge of 0.08%). Such data assumes a complete surrender of the Contract at the end of the period.

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ADVERTISING AND SALES LITERATURE

From time to time we may refer to the diversifying process of asset allocation based on the Modern Portfolio Theory developed by Nobel Prize winning economist Harry Markowitz. The basic assumptions of Modern Portfolio Theory are: (1) the selection of individual investments has little impact on portfolio performance, (2) market timing strategies seldom work, (3) markets are efficient, and (4) portfolio selection should be made among asset classes. Modern Portfolio Theory allows an investor to determine an efficient portfolio selection that may provide a higher return with the same risk or the same return with lower risk.

When presenting the asset allocation process we may outline the process of personal and investment risk analysis including determining individual risk tolerances and a discussion of the different types of investment risk. We may classify investors into four categories based on their risk tolerance and will quote various industry experts on which types of investments are best suited to each of the four risk categories. The industry experts quoted may include

Ibbotson Associates, CDA Investment Technologies, Lipper Analytical Services and any other expert which has been deemed by us to be appropriate. We may also provide an historical overview of the performance of a variety of investment market indices, the performance of these indices over time, and the performance of different asset classes, such as stocks, bonds, cash equivalents, etc. We may also discuss investment volatility including the range of returns for different asset classes and over different time horizons, and the correlation between the returns of different asset classes. We may also discuss the basis of portfolio optimization including the required inputs and the construction of efficient portfolios using sophisticated computer-based techniques. Finally, we may describe various investment strategies and methods of implementation, the periodic rebalancing of diversified portfolios, the use of dollar cost averaging techniques, a comparison of the tax impact of purchase payments made on a "before tax" basis through a tax-qualified plan with those made on an "after tax" basis outside of a tax-qualified plan, and a comparison of tax-deferred versus non tax-deferred accumulation of purchase payments.

As described in the prospectus, in general, an owner is not taxed on increases in value under a Contract until a distribution is made under the Contract. As a result, the Contract will benefit from tax deferral during the accumulation period, as the annuity value may grow more rapidly than under a comparable investment where certain increases in value are taxed on a current basis. From time to time, we may use narrative, numerical or graphic examples to show hypothetical benefits of tax deferral in advertising and sales literature.

PUBLISHED RATINGS

We may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Rating Services, Moody's Investors Service, Inc. and Duff & Phelps Credit Rating Co. A.M. Best's and Moody's ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor's and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance contracts in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-contract obligations such as debt or commercial paper obligations. These ratings do not apply to the separate account, its subaccounts, the funds or their portfolios, or to their performance.

ADMINISTRATION

Western Reserve performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of records concerning the Contracts, and certain valuation services.

RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by WRL Investment Services, Inc. As presently required by the 1940 Act and regulations promulgated thereunder, Western Reserve will mail to all Contract owners at their last known address of record, at least annually, reports containing such information as may be required under the 1940 Act or by any other applicable law or regulation. Contract owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

DISTRIBUTION OF THE CONTRACTS

AFSG Securities Corporation ("AFSG") is the principal underwriter of the Contracts. AFSG is located at 4333 Edgewood Rd., N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. AFSG will not be compensated for its services as principal underwriter of the

<PAGE>

National Association of Securities Dealers, Inc. AFSG will not be compensated for its services as principal underwriter of the Contracts.

AFSG will receive the 12b-1 fees assessed against the Fidelity VIP Funds' shares held for the Contracts as compensation for providing certain shareholder support services. AFSG will also receive an additional fee based on the value of shares of the Fidelity VIP Funds held for the Contracts as compensation for providing certain recordkeeping services.

The Contracts are offered to the public through broker/dealers licensed under the federal securities laws and state insurance laws and who have entered into written sales agreements with AFSG. Western Reserve will generally pay broker/dealers first year sales commissions in an amount no greater than 6% of purchase payments. In addition, broker/dealers may receive trail commissions of 0.20% of the annuity value (excluding the fixed account) in each Contract year, starting at the end of the first quarter of the second Contract year, provided the Contract has an annuity value of $5,000 or more in the subaccounts. These commissions are not deducted from purchase payments. Certain production, persistency and managerial bonuses may also be paid. Subject to applicable federal and state laws and regulations, Western Reserve may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the Contracts. The level of such compensation will not exceed that paid to broker/dealers for their sale of the Contracts. The offering of the Contracts is continuous and Western Reserve does not anticipate discontinuing the offering of the Contracts. However, Western Reserve reserves the right to do so.

OTHER PRODUCTS

Western Reserve makes other variable annuity contracts available that may also be funded through the separate account. These variable annuity contracts may have different features, such as different investment choices or charges.

CUSTODY OF ASSETS

The assets of the separate account are held by Western Reserve. The assets of the separate account are kept physically segregated and held apart from our general account and any other separate account. WRL Investment Services, Inc. maintains records of all purchases and redemptions of shares of the funds. Additional protection for the assets of the separate account is provided by a blanket bond issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of AEGON U.S. and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage to a limit of $10 million.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP has provided advice on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts. All matters of Ohio law pertaining to the Contracts, including the validity of the Contracts and Western Reserve's right to issue the Contracts under Ohio insurance law, have been passed upon by Thomas E. Pierpan, Esq., Senior Vice President, General Counsel and Assistant Secretary of Western Reserve.

INDEPENDENT ACCOUNTANTS

The accounting firm of PricewaterhouseCoopers LLP, independent certified public accountants, provided audit services to the separate account for the year ended December 31, 1999. The principal business address of PricewaterhouseCoopers LLP is 400 North Ashley Street, Suite 2800, Tampa, Florida 33602-4319. The accounting firm of Ernst & Young LLP, independent auditors, provided audit services to Western Reserve for the year ended December 31, 1999. The principal business address of Ernst & Young LLP is 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

15

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The values of an owner's interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Western Reserve's financial statements which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

Financial statements for Western Reserve as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles.

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WRL Series Annuity Account

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

The financial statements for the WRL Series Annuity Account and Western Reserve Life Assurance Co. of Ohio ("Western Reserve") are included in Part B.

(b) Exhibits

(1) Resolution of the Board of Directors of Western Reserve establishing the separate account. 1/

(2) Not Applicable.

(3) Distribution of Contracts.

(a) Form of Master Service and Distribution Compliance Agreement. 1/

(b) Amendment to Master Service and Distribution Compliance Agreement. 2/

(c) Form of Broker/Dealer Supervisory and Service Agreement. 2/

(d) Principal Underwriting Agreement. 2/

(e) First Amendment to Principal Underwriting Agreement. 2/

(4) (a) Specimen Flexible Payment Variable Accumulation Deferred Annuity Contract. 3/

(b) (b) Endorsement (EA128). 4/

(c) Endorsement (EA124). 4/

(5) Application for Flexible Payment Variable Accumulation Deferred Annuity Contract. 5/

(6) (a) Second Amended Articles of Incorporation of Western Reserve. 1/

(b) Certificate of First Amendment to Second Amended Articles of Incorporation of Western Reserve. 5/

(c) Amended Code of Regulations of Western Reserve. 1/

(7) Not Applicable.

(8) (a) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Western Reserve Life Assurance Co. of Ohio dated June 14, 1999. 6/

(b) Amendment No.1 dated March 15, 2000 to Participation Agreement -Variable Insurance Products Fund. 7/

(c) Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Western Reserve Life Assurance Co. of Ohio dated June 14, 1997. 6/

(d) Amendment No.1 dated March 15, 2000 to Participation Agreement -Variable Insurance Products Fund II. 7/

C-1

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(e) Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Western Reserve Life Assurance Co. of Ohio dated June 14, 1999. 6/

(f) Amendment No.1 dated March 15, 2000 to Participation Agreement - Variable Insurance Products Fund III. 7/

(9) Opinion and Consent of Thomas E. Pierpan, Esq. as to Legality of Securities Being Registered. 8/

(10) (a) Written Consent of Sutherland Asbill & Brennan LLP.

(b) Written Consent of Ernst & Young LLP.

(c) Written Consent of PricewaterhouseCoopers LLP.

(11) Not Applicable.

(12) Not Applicable.

(13) Schedules for Computation of Performance Quotations. 9/

(14) Not Applicable.

(15) (a) Powers of Attorney. 1/

(b) Power of Attorney - James R. Walker. 10/

- -------------------------------------

1/ This exhibit was previously filed on Post-Effective Amendment No. 11 to Form N-4 dated April 20, 1998 (File No. 33-49556) and is incorporated herein by reference.

2/ This exhibit was previously filed on Post-Effective Amendment No. 4 to Form S-6 dated April 21, 1999 (File No. 333-23359) and is incorporated herein by reference.

3/ This exhibit was previously filed on Initial Registration Statement on Form N-4 dated April 11, 1997 (File No. 333-24959) and is incorporated herein by reference.

4/ This exhibit was previously filed on Post-Effective Amendment No. 3 dated April 22, 1999 (File No. 333-24959) and is incorporated herein by reference.

5/ This exhibit was previously filed on Post-Effective Amendment No. 1 to Form N-4 dated April 21, 2000 (File No. 333-82705) and is incorporated herein by reference.

6/ This exhibit was previously filed on the Initial Registration Statement to Form S-6 dated September 23, 1999 (File No. 333-57681) and is incorporated herein by reference.

7/ This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-4 dated April 10, 2000 (File No. 333-93169) and is incorporated herein by reference.

8/ This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-4 dated June 26, 1997 (File No. 333-24959) and is incorporated herein by reference.

9/ This exhibit was previously filed on Post-Effective Amendment No. 28 to Form N-1A dated April 24, 1997 (File No. 33-507) and is incorporated herein by reference.

10/ This exhibit was previously filed on Post-Effective Amendment No. 7 to Form N-4 dated December 23, 1996 (File No. 33-49556) and is incorporated herein by reference.

Item 25. Directors and Officers of the Depositor

<TABLE>
<CAPTION>

Name	Principal Business Address	Position and Offices with
<S>	<C>	<C>
John R. Kenney	(1)	Chairman of the Board and Chief Executive Officer

Jerome C. Vahl	(1)	Director and President

</TABLE>

C-2

<PAGE>

<TABLE>
<CAPTION>

<S>	<C>	<C>
Lyman H. Treadway	30195 Chagrin Boulevard Suite 210N Cleveland, Ohio 44124	Director
Jack E. Zimmerman	507 St. Michel Circle Kettering, Ohio 45429	Director
James R. Walker	3320 Office Park Drive Dayton, Ohio 45439	Director
Alan M. Yaeger	(1)	Executive Vice President, Chief Financial Officer
William H. Geiger	(1)	Senior Vice President, Sec Corporate Counsel and Grou President - Compliance
Allan J. Hamilton	(1)	Vice President, Treasurer and Controller

</TABLE>

ITEM 26. Persons Controlled By Or Under Common Control With The Depositor Or Registrant.

VERENGING AEGON - Netherlands Membership Association
AEGON N.V. - Netherlands corporation (51.16%)
    Transamerica Corporation and subsidiaries (100%) (DE)
    AEGON Nederland N.V. - Netherlands corporation (100%)
    AEGON NEVAK HOLDING B.V. - Netherlands corporation (100%)
    GRONINGER FINANCIERINGEN B.V. - Netherlands corporation (100%)
    AEGON INTERNATIONAL N.V. - Netherlands corporation (100%)
        Voting Trust - (Trustees - K.J. Storm, Donald J. Shepard, H.B. Van Wijk,
            Dennis Hersch) (DE)
        AEGON U.S. Holding Corporation (DE) (100%)
            Short Hills Management Company (NJ) (100%)
            CORPA Reinsurance Company (NY) (100%)
            AEGON Management Company (IN) (100%)
            RCC North America Inc. (DE) (100%)

        AEGON USA, Inc. - holding co. (IA) (100%)
            AEGON Funding Corp. (DE) (100%)
            First AUSA Life Insurance Company - insurance holding co. (MD) (100%)
              AUSA Life Insurance Company, Inc. - insurance (NY) (82.33%)
              Life Investors Insurance Company of America - insurance (IA) (100%)
                Bankers United Life Assurance Company - insurance (IA) (100%)
                Great American Insurance Agency, Inc. (IA) (100%)

Life Investors Alliance, LLC (DE) (100%)
PFL Life Insurance Company - insurance (IA) (100%)
AEGON Financial Services Group, Inc. (MN) (100%)
AEGON Assignment Corporation of Kentucky (KY) (100%)
AEGON Assignment Corporation (IL) (100%)
Southwest Equity Life Insurance Company - insurance (AZ) (100% Voting Common)

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Iowa Fidelity Life Insurance Company - insurance (AZ) (100% Voting Common)
Western Reserve Life Assurance Co. of Ohio - insurance (OH) (100%)
WRL Investment Management, Inc. - investment adviser (FL) (100%)
WRL Investment Services, Inc. - transfer agent (FL) (100%)
WRL Series Fund, Inc. - mutual fund (MD)
ISI Insurance Agency, Inc. and subsidiaries (CA) (100%)
AEGON Equity Group, Inc. (FL) (100%)
Monumental General Casualty Company - insurance (MD) (100%)
United Financial Services, Inc. - general agency (MD) (100%)
Bankers Financial Life Insurance Company - insurance (AZ)
The Whitestone Corporation - insurance agency (MD) (100%)
Cadet Holding Corp. - holding company (IA) (100%)
Monumental General Life Insurance Company of Puerto Rico (PR) (51%)

AUSA Holding Company - holding company (MD) (100%)
Monumental General Insurance Group, Inc. - holding company (MD) (100%)
Monumental General Administrators, Inc. (MD) (100%)
Executive Management and Consultant Services, Inc. - consulting services (MD) (100%)
Trip Mate Insurance Agency, Inc. (KS) (100%)
Monumental General Mass Marketing, Inc. - marketing (MD) (100%)
AUSA Financial Markets, Inc. - marketing (IA) (100%)
Endeavor Group (CA) (100%)
Endeavor Management Company (CA) (100%)
Universal Benefits Corporation - third party administrator (IA) (100%)
Investors Warranty of America, Inc. - provider of automobile extended maintenance contracts (IA) (100%)
Massachusetts Fidelity Trust Company - trust company (IA) (100%)
Money Services, Inc. - financial counseling for employees and agents of affiliated companies (DE) (100%)
ORBA Insurance Services, Inc. (CA) (10.56%)
Zahorik Company, Inc. - broker-dealer (CA) (100%)
ZCI, Inc. (AL) (100%)
Long, Miller & Associates, L.L.C. (CA) (33-1/3%)
AEGON Asset Management Services, Inc. (DE) (100%)
InterSecurities, Inc. - broker-dealer (DE) (100%)
Associated Mariner Financial Group, Inc. - holding company (MI) (100%)
Mariner Financial Services, Inc. - broker/dealer (MI) (100%)
Associated Mariner Agency of Hawaii, Inc. - insurance agency (MI) (100%)
Associated Mariner Agency of New Mexico, Inc. (MI) (100%)
Idex Investor Services, Inc. - shareholder services (FL) (100%)
Idex Management, Inc. - investment adviser (DE) (100%)
IDEX Mutual Funds - mutual fund (MA)
Diversified Investment Advisors, Inc. - investment adviser (DE) (100%)
Diversified Investors Securities Corporation - broker-dealer (DE) (100%)
AEGON USA Securities, Inc. - broker-dealer (IA) (100%)

AEGON USA Managed Portfolios, Inc. - mutual fund (MD)
Creditor Resources, Inc. - credit insurance (MI) (100%)
CRC Creditor Resources Canadian Dealer Network Inc. - insurance agency (Canada) (100%)
Weiner Agency, Inc. (MD) (100%)
AEGON USA Investment Management, Inc. - investment adviser (IA) (100%)

<PAGE>

AEGON USA Realty Advisors, Inc. - real estate investment services (IA) (100%)
QSC Holding, Inc. (DE) (100%)
Landauer Realty Advisors, Inc. - real estate counseling (IA) (100%)
Landauer Associates, Inc. - real estate counseling (DE) (100%)
Landauer Realty Associates, Inc. (TX) (100%)
Realty Information Systems, Inc. - information systems for real estate investment management (IA) (100%)
USP Real Estate Investment Trust - real estate investment trust
(IA) RCC Properties Limited Partnership (IA)

Item 27. Number of Contract Owners.

As of March 31, 2000, 14,439 nonqualified contracts and 23,447 qualified contracts were in force.

Item 28. Indemnification

Provisions exist under the Ohio General Corporation Law, the Second Amended Articles of Incorporation of Western Reserve and the Amended Code of Regulations of Western Reserve whereby Western Reserve may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

Ohio General Corporation Law

Section 1701.13 Authority of corporation.

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon

<PAGE>

application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

(4) Any indemnification under divisions (E)(1) and (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (E)(1) and (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which such action, suit, or proceeding was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit or proceeding referred to in divisions (E)(1) and (2) of this section, the articles or the regulations of a corporation state by specific reference to this division that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorneys' fees incurred by a director, trustee, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case upon receipt of an undertaking by or on behalf of the director,

<PAGE>

trustee, officer, employee, or agent to repay such amount, if it ultimately is determined that he is entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit,

or self-insurance on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to divisions (E)(1) and (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or (7).

(9) As used in this division, references to "corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

Second Amended Articles of Incorporation of Western Reserve

ARTICLE EIGHTH

EIGHTH: (1) The corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) The corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the

<PAGE>

corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

(3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

(4) Any indemnification under sections (1) and (2) of this article, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or (b) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under section (2) of this article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5) Expenses, including attorneys' fees incurred in defending any action, suit, or proceeding referred to in sections (1) and (2) of this article, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the directors in the specific case upon receipt of a written undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article. If a majority vote of a quorum of disinterested

directors so directs by resolution, said written undertaking need not be submitted to the corporation. Such a determination that a written undertaking need not be submitted to the corporation shall in no way affect the entitlement of indemnification as authorized by this article.

(6) The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any

<PAGE>

liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

(8) As used in this section, references to "the corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

(9) The foregoing provisions of this article do not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent of this corporation. The corporation may indemnify such named fiduciaries of its employee benefit plans against all costs and expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by or imposed upon said named fiduciary in connection with or arising out of any claim, demand, action, suit or proceeding in which the named fiduciary may be made a party by reason of being or having been a named fiduciary, to the same extent it indemnifies an agent of the corporation. To the extent that the corporation does not have the direct legal power to indemnify, the corporation may contract with the named fiduciaries of its employee benefit plans to indemnify them to the same extent as noted above. The corporation may purchase and maintain insurance on behalf of such named fiduciary covering any liability to the same extent that it contracts to indemnify.

Amended Code of Regulations of Western Reserve

ARTICLE V

Indemnification of Directors and Officers

Each Director, officer and member of a committee of this Corporation, and any person who may have served at the request of this Corporation as a Director, officer or member of a committee of any other corporation in which this Corporation owns shares of capital stock or of which this Corporation is a creditor (and his heirs, executors and administrators) shall be indemnified by the Corporation against all expenses, costs, judgments, decrees, fines or penalties as provided by, and to the extent allowed by, Article Eighth of the Corporation's Articles of Incorporation, as amended.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Western Reserve pursuant to the foregoing provisions or otherwise, Western Reserve has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Western Reserve of expenses incurred or paid by a director, officer or controlling person of Western Reserve in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Western Reserve will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a) AFSG Securities Corporation ("AFSG") is the principal underwriter for the Contracts. AFSG currently serves as principal underwriter for the PFL Endeavor VA Separate Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Wright Variable Annuity Account, the AUSA Endeavor Variable Annuity Account, Separate Account C of First

<PAGE>

Providian Life and Health Insurance Company, the Separate Account I, Separate Account II, and Separate Account V of Providian Life and Health Insurance Company, WRL Series Life Account, WRL Series Annuity Account B, AUSA Series Life Account and Transamerica Occidental Life Separate Account VUL-3.

(b) Directors and Officers of AFSG

<TABLE>
<CAPTION>

Name	Principal Business Address	Position and Offices with Underwri
<S>	<C>	
Larry N. Norman	(1)	Director and President
Harvey E. Willis	(1)	Vice President and Secretary
Lisa Wachendorf	(1)	Director and Chief Compliance Offi
Debra C. Cubero	(1)	Vice President
Gregory J. Garvin	(1)	Vice President
Michael F. Lane	(1)	Vice President
Sara J. Stange	(1)	Director and Vice President
Brenda K. Clancy	(1)	Vice President
Michael G. Ayers	(1)	Treasurer/Controller
Colleen S. Lyons	(1)	Assistant Secretary
John F. Reesor	(1)	Assistant Secretary
Anne Spaes	(1)	Director and Vice President
Priscilla I. Hechler	(2)	Assistant Vice President and Assis Secretary
Thomas E. Pierpan	(2)	Assistant Vice President and Assis Secretary
Richard C. Hicks	(2)	Assistant Vice President and Assis Secretary
Gina A. Babka	(2)	Assistant Secretary

</TABLE>

(1) 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001
(2) 570 Carillon Parkway, St. Petersburg, FL 33716-1202

(c) Compensation to Principal Underwriter

Not Applicable

<PAGE>

Item 30. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Western Reserve, 570 Carillon Parkway, St. Petersburg, Florida 33716.

Item 31. Management Services

Not Applicable

Item 32. Undertakings

Western Reserve hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Item 33. Section 403(b)(11) Representation

Registrant represents that in connection with its offering of Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, Registrant is relying on the no-action letter issued by the Office of Insurance Products and Legal Compliance, Division of Investment Management, to the American Council of Life Insurance dated November 28, 1988 (Ref. No. IP-6-88), and that the provisions of paragraphs (1) - (4) thereof have been complied with.

Texas ORP Representation

The Registrant intends to offer Contracts to participants in the Texas Optional Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940, as amended, and is complying with, or shall comply with, paragraphs (a) - (d) of that Rule.

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on this 20th day of April, 2000.

WRL SERIES ANNUITY ACCOUNT
(Registrant)

By: ________________________
John R. Kenney, Chairman of Board and
Chief Executive Officer of Western Reserve Life Assurance
Co. of Ohio

WESTERN RESERVE LIFE ASSURANCE
CO. OF OHIO
(Depositor)

By: ___________________________
John R. Kenney, Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

<TABLE>
<CAPTION>

Signature	Title	Date
<S>	<C>	<C>
/s/ John R. Kenney - ------------------- John R. Kenney	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 20, 2000
/s/ Allan J. Hamilton - ---------------------- Allan J. Hamilton	Vice President, Treasurer and Controller	April 20, 2000
/s/ Alan M. Yaeger - ---------------------	Executive Vice President, Alan M. Yaeger Actuary and Chief Financial Officer	April 20, 2000
/s/ Jerome C. Vahl - ---------------------- Jerome C. Vahl	Director and President	April 20, 2000
/s/ Lyman H. Treadway - ----------------------	Director	April 20, 2000

Lyman H. Treadway */

/s/ Jack E. Zimmerman - ---------------------- Jack E. Zimmerman */	Director	April 20, 2000

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

<S>	<C>	<C>
/s/ James R. Walker - ------------------------ James R. Walker */	Director	April 20, 2000

*/s/ Thomas E. Pierpan
- ------------------------
Signed by Thomas E. Pierpan
As Attorney-in-Fact

</TABLE>

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on this 20th day of April, 2000.

WRL SERIES ANNUITY ACCOUNT
(Registrant)

By: ____
John R. Kenney, Chairman of the Board and
Chief Executive Officer of
Western Reserve Life Assurance Co. of Ohio

WESTERN RESERVE LIFE ASSURANCE
CO. OF OHIO
(Depositor)

By: ____
John R. Kenney, Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

<TABLE>
<CAPTION>

Signature	Title	Date
<S>	<C>	<C>
---------------------- John R. Kenney	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 20, 2000
---------------------- Allan J. Hamilton	Vice President, Treasurer and Controller	April 20, 2000
---------------------- Alan M. Yaeger	Executive Vice President, Actuary and Chief Financial Officer	April 20, 2000
---------------------- Jerome C. Vahl	Director and President	April 20, 2000

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

<S>	<C>	<C>
---------------------- Lyman H. Treadway */	Director	April 20, 2000
---------------------- Jack E. Zimmerman */	Director	April 20, 2000
---------------------- James R. Walker */	Director	April 20, 2000

*/_______________________________
Signed by Thomas E. Pierpan
As Attorney-in-Fact

</TABLE>

<PAGE>

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
10(a)	Written Consent of Sutherland Asbill & Brennan LLP
10(b)	Written Consent of Ernst & Young LLP
10(c)	Written Consent of PricewaterhouseCoopers LLP

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-99.2.A
<SEQUENCE>2
<DESCRIPTION>CONSENT OF SUTHERLAND ASBILL & BRENNAN LLP
<TEXT>

Exhibit 10(a)

Written Consent of Sutherland Asbill & Brennan LLP

<PAGE>

[S.A.B. Letterhead]

April 20, 2000

Board of Directors
Western Reserve Life Assurance Co. of Ohio
WRL Series Annuity Account
570 Carillon Parkway
St. Petersburg, FL 33716

RE: WRL Series Annuity Account
WRL Freedom Wealth Creator
File No. 333-24959/811-5672

Gentlemen:

We hereby consent to the use of our name under the caption "Legal Matters" in the Statement of Additional Information incorporated by reference in Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File No. 333-24959) of the WRL Series Annuity Account filed by Western Reserve Life Assurance Co. of Ohio with the Securities and Exchange Commission. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

SUTHERLAND ASBILL & BRENNAN LLP

By: /s/ Stephen E. Roth

Stephen E. Roth

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-99.C1
<SEQUENCE>3
<DESCRIPTION>CONSENT OF ERNST & YOUNG LLP
<TEXT>

Exhibit 10(b)

Written Consent of Ernst & Young LLP

<PAGE>

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Independent Accountants" in the Statement of Additional Information and to the use of our report dated February 18, 2000, with respect to the statutory-basis financial statements and schedules of Western Reserve Life Assurance Co. of Ohio included in Post-Effective Amendment No. 4 to the Registration Statement (Form N-4 No. 333-24959) and related Prospectus of WRL Series Annuity Account.

ERNST & YOUNG LLP

Des Moines, Iowa
April 24, 2000

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-99.C1-A
<SEQUENCE>4
<DESCRIPTION>CONSENT OF PRICEWATERHOUSECOOPERS LLP
<TEXT>

Exhibit 10(c)

Written Consent of PricewaterhouseCoopers LLP

<PAGE>

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form N-4 of our report dated February 16, 2000, relating to the financial statements and financial highlights of the sub-accounts constituting the WRL Series Annuity Account, which appears in such Registration Statement. We also consent to the reference to us under the heading "Independent Accountants" in such Registration Statement.

PRICEWATERHOUSECOOPERS LLP

Tampa, Florida
April 24, 2000

</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----

Only the Westlaw citation is currently available.

United States District Court, N.D. Georgia, Atlanta Division.

TAAM ASSOCIATES INC., et al. Plaintiffs,
v.
HOUSECALL MEDICAL RESOURCES, INC., et al. Defendants.

No. 1:96CV2214 A JEC.

March 30, 1998.

ORDER

CARNES, District J.

*1 This case is presently before the Court on defendants Housecall Medical Resources, Inc.'s (hereinafter "Housecall"), James B. Hoover's, George Shaunnessy's, Peter T. Bibb's, James E. Dalton, Jr.'s, Howard R. Deutsch's, Andrew M. Paul's, R. Dale Ross's (hereinafter, collectively the "individual defendants"), Merrill Lynch & Co.'s (hereinafter "Merrill Lynch"), Dean Witter Reynolds, Inc.'s (hereinafter "Dean Witter"), and Morgan Stanley & Co.'s (hereinafter "Morgan Stanley") Joint Motion to Dismiss [22] and Request for an Oral Hearing [24]. The Court has reviewed the arguments of the parties and the pleadings and, for the reasons set forth below, concludes that Defendants' Joint Motion to Dismiss should be GRANTED, and Request for an Oral Hearing should be DENIED.

BACKGROUND

Housecall is a leading provider of home health services, with a substantial market presence in the Southeast and Midwest. (Am. Compl .[17] at ¶ 14.) It also provides management services to other home health agencies. (*Id.*) A substantial portion of Housecall's revenues are dependent on Medicare reimbursements. Such reimbursements are distributed pursuant to a two-part cost or charge-based system. The nature of the service provided determines the system that will govern the reimbursement. Under the charge-based system, Medicare reimburses the healthcare provider for the service provided at a preset fee. Thus, if the provider is able to incur less costs in providing the service than the fee preset for the service, it can make a profit. Under the cost-based system, the provider is reimbursed at the lowest of either its reimbursable costs (based on Medicare regulations), cost limits established by the Health Care Financing Administration, or the provider's charges. Costs consist of expenses directly incurred in providing the service and a small amount of corporate overhead. These costs or charges cannot, however, include any element of profit or net income and are subject to examination and retroactive adjustment. (*See* Defs.' Joint Mot. to Dismiss [22] at Ex. A, pg. 8,18.)

Housecall has sought to further expand in the Southeast and select Midwestern states through strategic acquisitions, alliances and internal expansion. (Am. Compl. [17] at ¶ 40.) To finance such expansion, Housecall decided to become a public corporation and raised 59.7 million dollars in an initial public offering (hereinafter "IPO") of 3,600,000 shares of common stock (plus an overallotment of 540,000 shares) at $16 per share on April 4, 1996. (*Id.* at ¶ 1.) The offering was made pursuant to a registration statement that contained a prospectus (hereinafter "the Prospectus"). (*Id.* at ¶ 3.)

On August 29, 1996, Housecall reported that it would suffer a loss in the fourth quarter of its fiscal year, the same quarter in which the IPO took place, which ended on June 30, 1996. (*Id.* at ¶ 72.) As a result of this news, which "caught the investment community by complete surprise," the price of Housecall common stock dropped 50% to $7.25. (*Id.* at ¶ 78.) Apparently, plaintiffs and their counsel were not as surprised, as the original complaint in this action was filed within 24 hours. (*See* Compl. [1].)

*2 On September 12, 1996, Housecall announced that it had in fact suffered a net loss of 2.4 million dollars for the fiscal quarter in question. (Am. Compl. [17] at ¶ 80.) Housecall explained that $600,000 of this loss was due to operating costs exceeding Medicare cost caps at one of the Company's home health agencies. (*Id.*) Further, another $900,000 of the loss was caused by the accrual of additional reserves for bad debt. (*Id.*)

On January 17, 1997, plaintiffs amended their

complaint. (*See Id.*) Plaintiffs now argue that the amended complaint alleges that the Prospectus failed to disclose the circumstances causing Housecall to exceed Medicare cost caps, the inability of Housecall's management information systems and financial controls (hereinafter "MIS") to monitor expenditures in relation to reimbursable Medicare costs, and the fact that Housecall was underreserved for bad debt due to violations of Generally Accepted Accounting Principles (hereinafter "GAAP"). (Pl.'s Resp. to Joint Mot. to Dismiss [23] at 6, 8, 9.) Such omissions and/or misrepresentations purportedly rendered the Prospectus false and misleading in violation of §§ 11 and 12(2) of the Securities Act of 1933 (hereinafter "1933 Act"). 15 U.S.C. §§ 77k and 77l(a)(2). (Am. Compl. [17] at ¶ 5.)

On the basis of these alleged violations, plaintiffs brought this class action on behalf of all individuals who purchased Housecall stock between April 4, 1996 and August 28, 1996. (*Id.* at ¶ 1.) Plaintiffs sued all of the above named defendants for alleged violations of § 11 of the 1933 Act (*id.* at ¶ 110), sued the lead underwriters, namely Merrill Lynch, Dean Witter, and Morgan Stanley, for alleged violations of § 12(2) [FN1] of the 1933 Act (*id.* at ¶ 114), and sued the individual defendants as "control persons of Housecall" under § 15 of the 1933 Act. 42 U.S.C. § 77o. (*Id.* at ¶ 119.) Defendants now jointly move to dismiss these claims pursuant to Federal Rules of Civil Procedure 12(b)(6) and 9(b). (Def.'s Joint Mot. to Dismiss [22] at 1.)

FN1. Section 12 of the 1933 Act was amended by Public Law 104-67 § 105(1), (2), and is now § 12(a)(2). For the sake of consistency with the parties' briefs, the Court will refer to § 12(a)(2) as § 12(2).

DISCUSSION

I. Defendants' Joint Motion to Dismiss

Defendants move to dismiss this case on the grounds that plaintiffs' pleadings "cannot survive scrutiny under Fed.R.Civ.P. 12(b)(6) and 9(b)." (*Id.*) In particular, defendants claim that the amended complaint is deficient and subject to dismissal under Rule 12(b)(6) because the alleged misrepresentations or omissions pointed to by plaintiffs are not actionable (*id.* at 6), the amended complaint fails to allege that plaintiffs purchased the stock in question from the issuer or underwriters during the initial public offering (*id.* at 19), the amended complaint fails to state a claim against some of the individual defendants as alleged control persons under Section 15 of the 1933 Act (*id.* at 22), and the amended complaint sounds in fraud and fails to comply with the requirements of Federal Rule of Civil Procedure 9(b). (*Id.* at 12.)

a) Applicable Standard

*3 Rule 12(b)(6) does not permit "dismissals based on a judge's disbelief of a complaint's factual allegations." *Neitzke v. Williams,* 490 U.S. 319, 326-27, 109 S.Ct. 1827, 1832, 104 L.Ed.2d 338 (1989). "The issue is not whether a plaintiff will ultimately prevail but whether the claimant is entitled to offer evidence to support the claims." *Scheur v. Rhodes,* 416 U.S. 232, 236, 94 S.Ct. 1683, 1686, 40 L.Ed.2d 90 (1974). These statements are rooted in the goal of the Federal Rules of Civil Procedure that disputes be "resolved on the merits, rather than on the pleadings." *Bank v. Pitt,* 928 F.2d 1108, 1112 n. 6 (11th Cir.1991).

Despite these policy rationales, a court must dismiss a complaint if after accepting the facts in the pleadings as true and giving them all reasonable inferences, "it is clear that no relief could be granted under any set of facts that could be proved consistent with the allegations." *Neitzke,* 490 U.S. at 326-27. In making this determination, the court may examine only the allegations contained in the complaint, as it is the complaint that must stand or fall on the information contained within its own four corners. *Millburn v. United States,* 734 F.2d 762, 765 (11th Cir.1984); *Weinberger v. Navarro,* 957 F.Supp. 220, 222 (S.D.Fla.1997); *see also Emory v. Peeler,* 756 F.2d 1547, 1550 n. 3 (11th Cir.1985) ("When considering the district court's granting a Fed.R.Civ.P. 12(b)(6) motion to dismiss for failure to state a claim, we may look only to the facts alleged in the naked complaint, and not beyond") (citations omitted). The Court now turns to defendants' joint motion to dismiss. [FN2]

FN2. Defendants attached the Prospectus, upon which plaintiffs' claims are based, to their motion to dismiss as "Exhibit A". Ordinarily, pursuant to Federal Rule of

Civil Procedure 12(b), if a matter outside of the pleadings is presented to the court as part of a motion to dismiss, the motion becomes one for summary judgment and the parties must be given reasonable opportunity to present all materials pertinent to such a motion. FED.R.CIV.P. 12(b). The defendant may place a document before the court pursuant to a 12(b)(6) motion, however, without converting such motion into a motion for summary judgment where the document is central to plaintiffs' claim, and referred to in plaintiffs' amended complaint. *Brooks v. Blue Cross & Blue Shield,* 116 F.3d 1364, 1369 (11th Cir.1997), *citing Venture Assoc. Corp. v. Zenith Data Sys. Corp.,* 987 F.2d 429, 431 (7th Cir.1993) (citations omitted);. *see also Tee v. UAL Corp.,* 902 F.Supp. 1572, 1576 n. 3 (N.D.Ga.1995), *aff'd,* 91 F.3d 163 (11th Cir.1996), *cert. denied,* 117 S.Ct. 2432 (1997). Thus, this motion properly remains a motion to dismiss as plaintiffs referred to the prospectus and it is central to their claim.

b) Alleged Misrepresentations and/or Admissions

Plaintiffs' claims in this action are based on alleged omissions and/or misrepresentations of information in the Prospectus. (Am. Compl. [17] at ¶ 2.) Defendants now contend, *inter alia,* that the amended complaint fails to set forth any alleged omissions and/or misrepresentations that are actionable under §§ 11 and/or 12(2) of the 1933 Act. (Defs.' Joint Mot. to Dismiss [22] at 6.) Defendant thus argues that plaintiffs have failed to point to any actionable misrepresentations or omissions in their amended complaint. As "[t]he first order of business in pleading securities fraud is establishing that the defendant either made a false statement of material fact, or omitted a material fact that rendered an affirmative statement misleading," defendants argue that plaintiffs' amended complaint must be dismissed. *In re Discovery Zone Sec. Litig.,* 943 F.Supp. 924, 934-35 (N.D.Ill.1996), *citing Searls v. Glasser,* 64 F.3d 1061, 1065 (7th Cir.1995) .

In response, plaintiffs argue that the amended complaint alleged the failure of the Prospectus to disclose 1) the alleged circumstances, existing at the time of the IPO, that caused Housecall to exceed Medicare cost caps, 2) the inability of Housecall's MIS to monitor expenditures in relation to reimbursable Medicare costs, and 3) the fact that Housecall stated that it had complied with GAAP, when in fact it had not, and that this failure to comply with GAAP caused Housecall to set aside insufficient funds for doubtful accounts. (Pl.'s Resp. to Joint Mot. to Dismiss [23] at 6, 8, 9.)

1. Sections 11 and 12(2) of the 1933 Act

*4 The 1933 Act and the 1934 Act together form "interrelated components of the federal regulatory scheme governing transactions in securities." *Ernst & Ernst v. Hochfelder,* 425 U.S. 185, 96 S .Ct. 1375, 1387, 47 L.Ed.2d 668 (1976), *citing Blue Chip Stamps v. Manor Drug Stores,* 421 U.S. 723, 727-30, 95 S.Ct. 1917, 1921-22, 44 L.Ed.2d 539 (1975). Though interrelated, §§ 11 and 12(2) of the 1933 Act and § 10(b) of the 1934 Act were "intended to address different types of wrongdoing." *Herman & MacLean v. Huddleston,* 495 U.S. 375, 103 S.Ct. 683, 686-87, 74 L.Ed.2d 548 (1983). These differing purposes result in different standards being imposed on plaintiffs seeking redress for alleged transgressions involving security transactions.

The purpose behind § 10(b) of the 1934 Act is to impose "a broad proscription against fraud." *Herman & MacLean,* 459 U.S. at 386, 103 S.Ct. at 689. Section 10(b) is a " 'catchall' antifraud provision." *Id.* at 686. It allows "a purchaser or seller of '*any* security' [to bring a cause of action] against '*any* person' who has used '*any* manipulative or deceptive device or contrivance in connection with the purchase or sale of a security. 15 U.S.C. § 78j (emphasis added)." *Id.* Though broad in scope, § 10(b) imposes a heavy burden on a plaintiff as she must prove that "the defendant acted with scienter, i.e., with intent to deceive, manipulate, or defraud." *Id.* (citations omitted).

In contrast, the purpose behind § 11 of the 1933 Act is relatively limited in scope. Section 11 was enacted "to provide greater protection to purchasers of registered securities" by forcing issuers of securities to comply with the disclosure requirements created by Congress in the 1933 Act. *Id.* at 687. To accomplish this objective, Congress subjected "parties who play a direct role in a registered offering" to a "stringent standard of liability." *Id.* "If a plaintiff purchased a security issued pursuant to a registration statement, he need only show a material misstatement or omission to establish his *prima facie* case. Liability against the issuer of a security is virtually absolute, even for innocent misstatements. Other defendants bear the burden of demonstrating due diligence." *Id., citing* 15 U.S.C. § 77k(b); *see also In re Stac Electronics Sec. Litig.,* 89 F.3d 1399, 1404 (9th Cir.1996), *cert. denied,* 117 S.Ct. 1105, 137 L.Ed.2d 308 (1997). Thus, though § 11 provides a cause of action under only limited circumstances, it "places a relatively minimal burden on a plaintiff." *Herman & MacLean,* 459 U.S. at 382, 103 S.Ct. at 687 . [FN3]

FN3. Similarly, the standard of liability under section 12(2) contains no scienter requirement. Rather, § 12(2) allows recovery upon a demonstration of negligent conduct. *See Ernst & Ernst,* 96 S.Ct. at 1388.

Plaintiffs in this action allege that they purchased the securities in question pursuant to a prospectus created in connection with an initial public offering. As such, they have premised their claims upon the less burdensome §§ 11 and 12(2) of the 1933 Act. Section 11 provides a cause of action to purchasers of securities if

> *5 any part of the registration statement, when such part became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

15 U.S.C. § 77k(a). Section 12(2) provides a cause of action to purchasers of securities when

> [a]ny person who ... offers or sells a security ... by means of a prospectus ... which includes an untrue statement of a material fact or omits to state a material fact necessary to make the statements, in light of the circumstances in which they were made, not misleading.

15 U.S.C. § 77l(a)(2). Thus, the elements of a securities claim under §§ 11 and 12(2) of the 1933 Act that plaintiffs must allege are that the Prospectus: "1) contained an untrue statement of a material fact; 2)omitted to state a material fact required to be stated therein; or 3) omitted to state a material fact 'necessary to make the statements therein not misleading.' " *Freedman v. Value Health, Inc.,* 958 F.Supp. 745, 750 (D.Conn.1997), *quoting* 15 U.S.C. § 77k. Further, in order to survive a motion to dismiss, the plaintiff's amended complaint must plead facts establishing that the prospectus contained a material misrepresentation or omission on the date it was issued. [FN4] *Steckman v. Hart Brewing, Inc.,* 1996 WL 881659, *2 (S.D.Cal.).

FN4. The amended complaint before the Court sets forth numerous statements by Housecall officers, as well as analysts and underwriters, made after the date of the IPO. The Court will not consider these statements as they are irrelevant to the issue of what is or is not contained in the Prospectus, and are not actionable under § 11 or 12(2) of the 1933 Act. *See* 15 U.S.C. §§ 77k and 77l; *see also, e.g., Shaw v. Digital Equip. Corp.,* 82 F.3d 1194, 1218-19 (1st Cir.1996); *Ballay v. Legg Mason Wood Walker, Inc.,* 925 F.2d 682, 690-91 (3rd Cir.), *cert. denied,* 502 U.S. 820, 112 S.Ct. 79 (1991) (holding §§ 11 and 12(2) do not apply to statements made after the initial public offering); *In re Keegan Management Co. Sec. Litig.,* 794 F.Supp. 939, 942 (N.D.Cal.1992) ("Because all of Plaintiffs' claims are based on the contents of the prospectus, evidence of information available *after* December 20, 1989 [the date of the offering] is irrelevant") (emphasis in original); *In re Bank of Boston Corp. Sec. Litig.,* 762 F.Supp. 1525, 1538 (D.Mass.1991) ("omissions that create a misleading impression-- particularly one that is only misleading in *hindsight*--are not sufficient to constitute the basis of a securities action under Section 11 or Section 12(2)") (emphasis in original).

A. Medicare Cost Caps

As noted, $600,000 of the 2.4 million dollar loss Housecall suffered in the final quarter of its 1996 fiscal year was allegedly caused by Housecall exceeding Medicare cost caps. (Am. Compl. [17] at ¶ 80.) In their response to defendants' joint motion to dismiss, plaintiffs allege, without referring the

Court to any page or paragraph of the amended complaint:

> The Complaint explains that the Prospectus gave *no* warning (1) of the degree to which its operating costs would exceed Medicare cost-based reimbursements, exposing Housecall to huge losses, or (2) even that Housecall's costs, formerly amortized and reimbursed through the Medicare cost-based system, could be exposed *at all* to non-reimbursement--conditions *already existing* at the time of the IPO.

(Pls.' Resp. to Joint Mot. to Dismiss [23] at 6) (emphasis in original). Regardless of whether such allegations may be actionable, the amended complaint does not allege such. As such, these allegations will not be considered. [FN5] *See Milburn, supra,* at 6; *see also Laramore v. Illinois Sports Facilities Auth.,* 722 F.Supp. 443, 451 (N.D.Ill.1989) ("The Court does not reach the issue of whether either of these sources rises to the level of federal financial assistance necessary to make Title VI applicable. Neither of these sources of federal benefits is alleged in plaintiffs' complaint, and the court may not consider allegations which lie outside of the complaint in ruling on a motion to dismiss").

> FN5. The Court notes, however, the unlikelihood of the actionability of the allegation that Housecall did not disclose that its costs could be subject to non-reimbursement, as the Prospectus does in fact repeatedly mention that such costs are subject to retroactive review and adjustment. (*See, e.g.,* Defs.' Joint Mot. to Dismiss [22] at Ex. A, F-7, F-24, F-25, F-42.)

What the amended complaint does allege is:

> While the Prospectus indicated that Tenn Care [FN6] revenues might decline due to the cancellation of a contract with Access Med Plus (which had provided half of Housecall's Tenn Care revenues during this period) (Prospectus at p. 18), it should have been clear to Defendants that losing the source of half of Tenn Care revenues would make it impossible to amortize the Company's fixed Tenn Care costs sufficiently to still operate under its Medicare cost caps. The Prospectus is silent on this issue.

> FN6. "TennCare" is "Tennessee's state-wide managed care program for Medicaid-eligible individuals, state employees, retirees, and uninsured individuals, which was designed to replace, among other things, Tennessee's Medicaid Program." (Defs.' Joint Mot. to Dismiss [22] at Ex. A, pg. 18.)

*6 (Am. Compl. [17] at ¶ 83.) It is this allegation, [FN7] that defendants knew that they would not be able to operate under Medicare cost caps due to the cancellation of the Access Med Plus contract, that will be evaluated under the standards imposed by §§ 11 and 12(2) of the 1933 Act.

> FN7. The Court also notes that the Prospectus did not state that revenues *might* decline, as plaintiffs allege. Rather, the Prospectus stated, "As a result [of canceling the contract with Access Med Plus], the Company's net revenues from the TennCare program *will* decline in the future. To the extent the Company enters into arrangements with one or more other participating managed care organizations to provide a higher level of services or products to their TennCare enrollees than the Company has provided for them in the past, the amount of such decline will be mitigated. However, no assurance can be given that the Company will enter into any such arrangements." (Defs.' Joint Mot. to Dismiss [22] at Ex. A, pg. 18) (emphasis added).

As what is alleged is an omission, plaintiffs must satisfy either the second or third prongs of the standard set forth above. *See supra,* at 11. Under the second prong, the plaintiff must allege that the defendant had a duty to disclose the allegedly omitted information. "The proposition that silence, absent a duty to disclose, cannot be actionably misleading, is a fixture in federal securities laws." *Shaw v. Digital Equip. Corp.,* 82 F.3d 1194, 1202 (1st Cir.1996) (citations omitted). "[A] corporation is not required to disclose a fact merely because a reasonable investor would very much like to know that fact. Rather, an omission is actionable under the securities laws only when the corporation is subject to a duty to disclose the omitted facts." *In re*

Time Warner Inc. Sec. Litig., 9 F.3d 259, 267 (2nd Cir.1993), *cert. denied*, 114 S.Ct. 1397 (1994), *citing Basic Inc. v. Levinson*, 485 U.S. 224, 239 n. 17, 108 S.Ct. 978, 987 n. 17, 99 L.Ed.2d 194 (1988). Moreover, it is well settled that there is no duty "to disclose forward-looking information, such as internal projections, estimates of future performance, forecasts, budgets, and similar data." *Shaw*, 82 F.3d at 1209; *see also Krim v. BancTexas Group, Inc.*, 989 F.2d 1435, 1446 (5th Cir.1993) (no generalized duty to volunteer an economic forecast).

Plaintiffs allege that defendants should have realized and disclosed that Housecall would not be able to operate under Medicare cost caps in the future due to the cancellation of the Access Med Plus contract. This is in substance nothing more than an allegation of failing to disclose an economic forecast. Thus, as defendants had no duty to disclose such, and nowhere in the amended complaint do plaintiffs allege circumstances giving rise to a duty to disclose such, [FN8] this allegation is not actionable under the second prong of the applicable standard.

> FN8. Where plaintiffs have been allowed to proceed on claims for alleged omissions of material facts that defendants had a duty to disclose, plaintiffs have set forth the circumstances giving rise to that duty. *See, e.g., Shaw*, 82 F.3d at 1207 (plaintiffs allowed to proceed where alleged duty to disclose arose from requirement of Item 11(a) of Form S-3). Likewise, where the plaintiff has not attempted to set forth a circumstance giving rise to a duty to disclose, courts have not considered a claim under the second prong of the standard set forth by the 1933 Act. *See Freedman*, 958 F.Supp. at 759 (holding that plaintiffs must satisfy third prong of standard for liability set forth by 1933 Act where plaintiff did not allege circumstances giving rise to duty to disclose).

Likewise, this allegation is not actionable under the third prong, which requires that the omitted material render a statement contained in the prospectus misleading. In other words, in order to maintain a cause of action under this prong, "a plaintiff must identify 'an affirmative statement that is made misleading by the material omission." ' *Zucker v. Quasha*, 891 F.Supp. 1010, 1014 (D.N.J.1995), *aff'd*, 82 F.3d 408 (3rd Cir.), *cert. denied*, 117 S.Ct. 85 (1996), *quoting In re Union Carbide Class Action Sec. Litig.*, 648 F.Supp. 1322, 1326 (S.D.N.Y.1986); *see also, e.g., In re Discovery Zone Sec. Litig.*, 943 F.Supp. 924, 935 (N.D.Ill.1996), *citing Searls v. Glasser*, 64 F.3d 1061, 1065 (7th Cir.1995); *Taylor v. First Union Corp.*, 857 F.2d 240, 243 (4th Cir.1988), *cert. denied*, 489 U.S. 1080, 109 S.Ct. 1532 (1989); *Lycan v. Walters*, 904 F.Supp. 884, 899 (S.D.Ind.1995); *In re Bank of Boston Sec.* Litig., 762 F.Supp. 1525, 1538 (D.Mass.1991). Plaintiffs have failed to set forth any affirmative statement made misleading by this alleged omission. Thus, this allegation is dismissed.

B. Housecall's Management Information Systems and Financial Controls

*7 In their response to defendants' joint motion to dismiss, plaintiffs also argue that the prospectus "failed to disclose existing problems with [Housecall's] MIS and financial controls." (Pls.' Resp. to Joint Mot. to Dismiss [23] at 8.) Such problems, plaintiffs contend, caused Housecall to be unable to "anticipate whether it was experiencing a Medicare cost-cap problem because its MIS and financial controls were incapable of detecting and rectifying such a problem." (*Id.*) A suitable system would have enabled Housecall to avert this situation. (*Id.*) Thus, plaintiffs state, "A description of Housecall's MIS that accurately described the existing system's capabilities, shortcomings and all, would satisfy the disclosure requirements. Defendants can point to no such disclosures in the Prospectus." (*Id.; see also* Am. Compl. [17] at ¶ 55.)

Again, as was the case with the allegation that the defendant failed to disclose that it would be unable to operate under Medicare cost caps, plaintiffs have failed to plead any facts demonstrating that defendants had a duty to elaborate on the capacities of their MIS and financial controls. [FN9] Likewise, plaintiffs have failed to point to any statement in the Prospectus made misleading by this alleged omission. As such, it is simply not actionable.

FN9. Such a disclosure is not required unless an affirmative statement in the Prospectus would be rendered misleading without such. *See Monroe v. Hughes,* 31 F.3d 772, 775 (9th Cir.1994) (lack of internal controls need not be disclosed under § 11); *In re Worlds of Wonder Sec. Litig.,* 35 F.3d 1407, 1417 (9th Cir.1994), *cert. denied, Miller v. Pezzani,* 516 U.S. 868, 116 S.Ct. 185 (1995) (defendant probably would not have need to disclose even serious internal-control deficiencies); *Craftmatic Sec. Litig. v. Kraftsow,* 890 F.2d 628, 641 (3rd Cir.1989) (concerns underlying the securities acts are not implicated because management failed to characterize its information systems as "wholly inadequate").

Further, what plaintiffs' claim amounts to is that the defendant should have had a better system by which to track its expenditures in relation to reimbursements. If only Housecall had employed a better system, "defendants would have detected the developing problem, prevented billing in excess of Medicare cost caps, and allowed for creative prophylactic steps before the problem became unmanageable and metastasized into staggering losses." (Pls.' Resp. to Joint Mot. to Dismiss [23] at 8.) Such allegations of poor management and decision-making, however, are not actionable under the federal securities laws. *See Shapiro v. UJB Fin. Corp.,* 964 F.2d 272, 281 (3rd Cir.1992), *cert. denied,* 506 U.S. 934, 113 S .Ct. 365 (1992) (failure to competently perform management tasks does not implicate the concerns of the federal securities laws). This allegation must also be dismissed.

C. Alleged GAAP Violations

Plaintiffs also attempt to state a claim under §§ 11 and 12(2) of the 1933 Act based on defendants' alleged misstatement that the financial information contained in the registration statement was prepared in accordance with GAAP (Generally Accepted Accounting Principles). (Am. Compl. [17] at ¶¶ 91 et seq.) Plaintiffs claim that defendants violated GAAP because Housecall's "bad debt provision was materially underreserved." [FN10] (*Id.* at ¶ 99.) This alleged violation, plaintiffs argue, caused Housecall to overestimate income and underestimate the amount needed for bad debts or doubtful accounts, resulting in a "positive portrayal in the Prospectus" that was "materially false and misleading." (*Id* . at ¶ 97.) Plaintiffs therefore now argue that the amended complaint alleges that the Prospectus: 1) incorrectly claims to have been prepared in accordance with GAAP; 2) failed to report that Housecall's bad-debt reserve was materially under-reserved; and 3) included financial statements materially overstating Housecall's financial condition. (Pls.' Resp. to Joint Mot. to Dismiss [23] at 9-10.) [FN11]

FN10. In paragraph 99 of their amended complaint, plaintiffs set forth a number of general GAAP "concepts" that defendants allegedly violated. (*See* Am. Compl. [17] at ¶ 99.) For example, the concept that a company use a conservative approach and the concept of neutrality. *Id.* at ¶ 99(c) and (f). Plaintiffs did not specify the manner in which defendants allegedly violated the specified provisions, other than asserting that defendants failed to set aside adequate reserves for bad debt. (*Id.*)

FN11. Plaintiffs also alleged that defendants failed to comply with "other regulations of the SEC and national stock exchanges, which require prompt disclosure of significant events and trends." (Pls.' Resp. to Joint Mot. to Dismiss [23] at 11, *citing* Am. Compl. [17] at ¶ 100.) As the Court finds that plaintiffs have identified an actionable misstatement in this section of their amended complaint, the Court will not deal with these allegations in detail at this time, as defendant did not specifically address them.

***8** Defendants counter that the amended complaint alleges no more than a claim for corporate mismanagement. A claim for corporate mismanagement alone is not actionable under the federal securities laws. *See Santa Fe Indus., Inc. v. Green,* 430 U.S. 462, 97 S.Ct. 1292, 1303, 51 L.Ed.2d 480 (1977). [FN12] Moreover, defendants correctly cite to cases holding that the failure of management to properly reserve for bad debts is an example of corporate mismanagement that is governed by state law. (Defs.' Joint Mot. to Dismiss [22] at 11, *citing Shapiro v. UJB Fin. Corp.*, 964 F.2d 272 (3rd Cir.1992); *United States v. Morris,* 80 F.3d 1151 (7th Cir.), *cert. denied, Gardner v. United States,* 117 S.Ct. 181 (1996).)

FN12. *Santa Fe* involved claims brought under § 10(b) and Rule 10(b)(5). The Court's holding that claims of corporate mismanagement do not state a cause of action under the federal securities laws, however, has also been held to be applicable to claims brought under §§ 11 and 12(2) of the 1933 Act. *See Craftmatic Sec. Litig.,* 890 F.2d 628, 638 n. 14 (3rd Cir.1989) ("to the extent that the holding in *Santa Fe* is grounded on the underlying statutory goal of full and fair disclosure, the decision applies to claims brought under § 11 and § 12(2)").

In *Shapiro v. UJB Financial Corporation,* 964 F.2d 272 (3rd Cir.1992), *cert. denied,* 113 S.Ct. 365 (1992), the Third Circuit dealt with the ramifications of a corporation's failure to provide adequate loan loss reserves, which this Court finds to be similar to reserves for doubtful accounts. The court explained:

> [M]ere failure to provide adequate reserves (or to perform competently other management tasks) does not implicate the concerns of the federal securities laws and is not normally actionable. Similarly, if a defendant has not commented on the nature and quality of the management practices that it has used to reach a particular statement of loan loss reserves, earnings, assets, or net worth, *it is not a violation of the securities laws to fail to characterize these practices as inadequate, meaningless, out of control, or ineffective.*

Shapiro, 964 F.2d at 281 (citations omitted) (emphasis added); *see also United States v. Morris,* 80 F.3d 1151, 1164 (7th Cir.1996), *cert. denied sub nom. Gardner v. United States,* 117 S.Ct. 181 (1996) (must distinguish claim based on management's characterization of adequacy of reserves from claim merely alleging inadequacy of reserves).

The court also noted, however, that there is nothing "unique about loan loss reserves that removes them from the purview of ... the federal securities laws." *Id.* Thus, if management comments upon the adequacy of the reserves set aside, or the method used to arrive at the figure utilized, such representation is "in play" and any material misstatements or omissions relating to the information given is actionable. *Id.* at 282; *see also Craftmatic Sec. Litig.,* 890 F.2d at 639 (where misstatement or omission of material fact exists, *Santa Fe* cannot be read to stay court's hand); *Lerch v. Citizens First Bancorp, Inc.,* 805 F.Supp. 1142, 1151 (D.N.J.1992) ("With these statements of Citizens' ostensible management and control practices, and plaintiffs' specific allegations that they were not complied with, under *Shapiro* and *Virginia Bankshares,* plaintiffs also have alleged misrepresentations of facts").

Accordingly, in the context of a §§ 11 and/or 12(2) claim, if a plaintiff identifies a material misstatement or omission relating to an alleged failure to set aside adequate reserves, such misstatement or omission could still be actionable despite the fact that it relates to an aspect of corporate mismanagement. Thus, a failure to set aside adequate reserves is not actionable; a mischaracterization of the adequacy of the reserves or of the method used to determine the appropriate amount of reserves is actionable. Applying that principle to this case, the Court notes that much of the section of the amended complaint dealing with Housecall's failure to adequately reserve for bad debts fails to point to any alleged misstatement or omission. In paragraphs 93-95, for example, plaintiffs recite the amount set aside for doubtful accounts, as set forth in the Prospectus, and the percentage of net revenues that this amount represented. (*See* Am. Compl. [17] at ¶¶ 93-94.) Next, plaintiffs point to the fact defendants had to take an additional $900,000 for doubtful accounts in the fiscal quarter following the IPO, and note that had this been taken before the IPO, defendants would have had to show a net loss, instead of a gain, for the six months prior to the IPO. (*Id.* at ¶ 95.) Plaintiffs then claim that the need to take the additional reserve for bad debt "is of stunning magnitude," and demonstrates that defendants made a material misstatement. (*Id.* at ¶ 96.)

*9 This is not so, however. Plaintiffs do not allege that the figures listed in the Prospectus do not accurately state the level of reserves Housecall had set aside for doubtful accounts, or that the percentage of net revenues they represent was inaccurate. Rather, they merely imply that a greater sum should have been previously set aside. Without an identified misstatement or omission, however, such an allegation amounts to no more than a claim for mismanagement and fails to state a cause of action under either § 11 or 12(2). *See Santa Fe, supra.*

This section of plaintiffs' amended complaint, however, is saved, at least at the dismissal stage, by the allegation that defendant claimed to have prepared the Prospectus in accordance with GAAP, [FN13] when in reality, plaintiff argues that this document was not prepared in accordance with GAAP. (*See* Am. Compl. [17] at ¶¶ 92, 98 & 99.) "[GAAP] are the conventions, rules, and procedures that constitute the professional standards of the accounting profession." *Marksman Partners, L.P. v. Chantal Pharmaceutical Corp.*, 927 F.Supp. 1297, 1304 (C.D.Cal.1996), *citing United States v. Arthur Young & Co.*, 465 U.S. 805, 811 n. 7, 104 S.Ct. 1495, 1500 n. 7, 79 L.Ed.2d 826 (1986). Their purpose is to "protect investors by giving them a 'clear and accurate picture of the position and performance of the business." ' *Id.* at 1306, *quoting REA Express, Inc. v. Interway Corp.*, 410 F.Supp. 192 (S.D.N.Y.), *rev'd on other grounds*, 538 F.2d 953 (2nd Cir.1976).

FN13. After an exhaustive reading of the Prospectus and attached financial statements, the only direct mention of GAAP that the Court can find is boilerplate language in the introduction to the financial statements prepared by various auditors. (*See, e.g.,* Defs.' Joint Mot. to Dismiss [22] at Ex. A, pg. F-1, F-2.) The Court can find no direct references to GAAP in the body of the Prospectus. Moreover, defendant Housecall referred to its practices in evaluating the level of reserves set aside for doubtful accounts as "regular and systematic," without referring to GAAP. (*See, Id.* at Ex. A, pg. 22.) Defendants do not dispute, however, plaintiffs' allegation that defendants purported to have prepared the Prospectus in accordance with GAAP. Rather, after plaintiffs emphasized this aspect of their claim relating to doubtful accounts in their response to defendants' motion to dismiss, defendants shifted their attack to focusing exclusively on plaintiffs' alleged failure to comply with Federal Rule of Civil Procedure 9(b).

If a defendant states that it complied with GAAP, an allegation that defendant in fact did not do so states an actionable misstatement under the federal securities laws. *See, e.g., In re Westinghouse Sec. Litig.*, 90 F.3d 696, 710 (3rd Cir.1996) (alleged misrepresentation that loan loss reserves were established in compliance with GAAP would be significant to reasonable investor); *In re Wells Fargo Sec. Litig.*, 12 F.3d 922, 927 (9th Cir.1993), *cert. denied*, 115 S.Ct. 295 (1994) ("while the setting of loan loss reserves is by all accounts, an 'art and not a science,' we do not believe that the broad corporate management exclusion from § 10(b) and Rule 10(b)(5) set forth in *Santa Fe*, is implicated when Plaintiffs allege specific misrepresentations or material nondisclosures [failure to recognize problem loans] in violation of the federal securities laws"); *In re Discovery Zone Sec. Litig.*, 943 F.Supp. 924, 935 (N.D.Ill.1996) (revenue computations that violate GAAP can give rise to securities fraud cause of action); *Marskman Partners*, 927 F.Supp. at 1306 (overstatement of revenues in violation of GAAP can constitute material misrepresentation); *In re Gupta Corp. Sec. Litig.*, 900 F.Supp. 1217, 1231 (N.D.Cal.1994) (fraudulent violation of GAAP in failing to set aside adequate reserves to cover bankrupt creditor actionable under § 10(b)); *In re Jiffy Lube Sec. Litig.*, 772 F.Supp. 258, 263 (D.Md.1991) (complaint adequate under § 11 where sets forth accountant's alleged misrepresentation in violation of GAAP and misrepresented data).

***10** Thus, taking all factual allegations as true, and giving them all reasonable inferences, plaintiffs *may* [FN14] be able to demonstrate that the Prospectus contained a materially misleading statement, namely, that the Prospectus was prepared in accordance with GAAP when in fact it was not. This is all that is required in order to overcome defendants' motion as to plaintiffs' third claim. [FN15]

FN14. Presumably, plaintiffs will not succeed at summary judgment stage merely by arguing that because, in hindsight, the reserves were not adequate, GAAP was necessarily violated. If these plaintiffs could succeed with such a conclusory argument, all litigants could end run the prohibition against claims of mismanagement by alleging a GAAP violation in every complaint.

FN15. The Court will not discuss whether defendants' alleged misstatement concerning GAAP is "material" as defendants only disputed whether the amended complaint alleged the existence of a misstatement, and not the materiality of any such misstatement. "Material" is a term of art in the context of the federal securities laws. The Supreme Court, in *TSC Indus., Inc. v. Northway, Inc.,* 426 U.S. 438, 449, 96 S.Ct. 2126, 2132, 48 L.Ed.2d 757 (1976), defined materiality as "[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding [whether to purchase the security,]" or, in other words, whether the misstatement or omitted fact would have "significantly altered the 'total mix' of information made available." *TSC Indus.,* 96 S.Ct. at 2133. This standard is applicable to claims brought under §§ 11 and 12(2). *See Shaw v. Digital Equip. Corp.,* 82 F.3d 1194, 1217 (1st Cir.1996). The existence of a misstatement and whether a misstatement is material are two separate and independent inquiries. *See In re Stac Electronics Sec.* Litig., 89 F.3d 1399, 1403- 04 (9th Cir.1996), *cert. denied,* 117 S.Ct. 1105 (1997); *Zucker v. Quasha,* 891 F.Supp. 1010, 1016 (D.N.J.1995), *aff'd,* 82 F.3d 408 (3rd Cir.), *cert. denied,* 117 S.Ct. 85 (1996).

c. Failure to Satisfy the Requirements of Federal Rule of Civil Procedure 9(b)

Defendants argue, as an alternative basis for dismissing plaintiffs' amended complaint, that plaintiffs' claims sound in fraud and fail to meet the heightened pleading requirements imposed by Rule 9(b) of the Federal Rules of Civil Procedure. Before assessing whether plaintiffs' single remaining substantive allegation--the failure to comply with GAAP--meets the heightened pleading requirements imposed by Rule 9(b), the Court must ascertain whether this rule is applicable.

Neither § 11 nor § 12(2) require that a plaintiff prove scienter to hold a defendant liable for an alleged misrepresentation in a registration statement. *See Herman & MacLean v. Huddleston,* 459 U.S. 375, 382, 103 S.Ct. 683, 687, 74 L.Ed.2d 548 (1983). As such, it is clear that Rule 9(b) does not automatically apply to a § 11 and/or 12(2) claim. The circuits have split, however, as to whether a § 11 and/or 12(2) claim that "sounds in" or is "grounded in" fraud triggers the heightened pleading requirements imposed by Rule 9(b).

The First, Second, Third, Fifth, Seventh and Ninth Circuits have all held that Rule 9(b)'s particularity requirement applies to claims brought under the 1933 Act if the claim "sounds in fraud," or has "fraud at its core." *See In re Stac Electronics Sec. Litig.,* 89 F.3d 1399, 1404-05 (9th Cir.1996), *cert. denied,* 117 S.Ct. 1105 (1997) (Rule 9(b)'s particularity requirements apply to claims brought under § 11 that sound in fraud); *Melder v. Morris,* 27 F.3d 1097, 1100 n. 6 (5th Cir.1994) ("When 1933 Securities Act claims are grounded in fraud rather than negligence ... Rule 9(b) applies) (citations omitted); *Shapiro,* 964 F.2d at 288 (though fraud not an element of § 11 claim, if claim grounded in fraud Rule 9(b) applies as it refers to "averments" of fraud). *Accord Sears v. Likens,* 912 F.2d 889, 892-93 (7th Cir.1990); *Devaney v. Chester,* 813 F.2d 566, 568 (2nd Cir.1987); *Gross v. Medaphis Corp.,* 977 F.Supp. 1463, 1470 (N.D.Ga.1997) (Hull, J.) (citations omitted). Thus, courts in these circuits look to the content of the complaint to determine whether Rule 9(b) applies.

In contrast to the above courts, the Eighth Circuit has decided, in *In re Nationsmart Corporation Securities Litigation,* 130 F.3d 309 (8th Cir.1997), not to follow the precedent set by these cases for two reasons. First, the court noted that the complaint in question disavowed any claim of fraud. *Id.* at 315. Second, the court concluded that imposing Rule 9(b)'s heightened pleading requirement on a claim that did not require proof of fraud or mistake violated the Supreme Court's holding in *Leatherman v. Tarrant County Narcotics Intelligence and Coordination Unit,* 507 U .S. 163, 168, 113 S.Ct. 1160, 1163, 122 L.Ed.2d 517 (1993)

. *Id.* [FN16]

FN16. The Court reasoned that Rule 9(b) is not implicated by a claim brought under § 11 because proof of fraud is not a necessary element in establishing liability under this statutory provision. Id. at 314. Any allegations of fraud contained in a complaint premised on Rule 11 were not necessary, and amounted only to "mere surplusage." *Id.* at 315. As such, the court did not feel that the inclusion of such allegations in a § 11 claim warranted the application of Rule 9(b).

***11** Upon a review of the purposes behind Rule 9(b) and the language of that Rule, this Court agrees with the majority position that Rule 9(b)'s particularity requirements apply to a claim brought under the 1933 Securities Act if that claim "sounds in fraud." Specifically, one of the principal functions served by Rule 9(b) is to protect a defendant's reputation against unfounded claims that he engaged in dishonest conduct. *See Brooks v. Blue Cross and Blue Shield, Inc.*, 116 F.3d 1364, 1370-71 (11th Cir.1997), *quoting Durham v. Business Management Assocs.*, 847 F.2d 1505, 1511 (11th Cir.1988) (one of Rule 9(b)'s primary functions is "protecting defendants 'against spurious charges of immoral and fraudulent behavior" '). The Ninth Circuit, relying in part on this function, stated:

> Rule 9(b) serves to give defendants adequate notice to allow them to defend against the charge and to deter the filing of complaints "as a pretext for the discovery of unknown wrongs," to protect professionals from the harm that comes from being subject to fraud charges, and to "prohibit [ ] plaintiff [s] from unilaterally imposing upon the court, the parties and society enormous social and economic costs absent some factual basis." *Semegen v. Weidner,* 780 F.2d 727, 731 (9th Cir.1985). Because the same policy considerations apply to Section 11 claims sounding in fraud, we hold that persons making such claims must state with particularity the circumstances constituting the alleged fraud.

In re Stac Electronics Sec. Litig., 89 F.3d at 1405. The need to allow a defendant to protect his reputation against claims involving dishonest conduct is not ameliorated because fraud is not an element of the applicable cause of action. A mere allegation, or "averment," of such conduct could still serve to injure a defendant's reputation, regardless of whether such allegation is necessary to establish liability under the cause of action. As such, Rule 9(b)'s requirement that a claimant be able to factually support his claim should be imposed not only if fraud is an element of the cause of action in question, but also if the claim sounds in fraud and could thus operate to injure the defendant's reputation.

Moreover, Rule 9(b) states that "all averments of fraud" shall be stated with particularity. *See* FED. R. CIV. P. 9(b). It does not state that if fraud is an essential element of a cause of action it must be stated with particularity. Recognizing this, the Third Circuit has explained, "Rule 9(b) refers to 'averments' of fraud, and thus requires us to examine the factual allegations that support a particular legal claim" in order to determine if they sound in fraud. *Shapiro,* 964 F.2d at 288; *see also Hershey v. MNC Fin., Inc.,* 774 F.Supp. 367, 374 (D.Md.1991) ("the substance of a plaintiff's allegations, not ... the guise in which he portrays them," controls whether Rule 9(b) applies).

Finally, this holding does not run afoul of the Supreme Court's decision in *Leatherman v. Tarrant County Narcotics Intelligence and Coordination Unit, supra.* In *Leatherman,* the Supreme Court struck down the Fifth Circuit's requirement that *all* claims against municipalities under section 1983 must be plead with particularity. *See Leatherman,* 113 S.Ct. at 1163. In so doing, the Court noted that Rule 9(b) sets forth the only instances, averments of fraud or mistake, in which a litigant may be made to plead with particularity. *Id.* Thus, a *per se* rule that all § 11 or 12(2) claims must be plead with particularity would violate the Supreme Court's holding. Requiring litigants whose § 11 and/or 12(2) claims sound in fraud to meet the heightened pleading requirements imposed by Rule 9(b) however, is distinguishable from such a *per se* rule and is consistent with the Supreme Court's holding in *Leatherman.*

***12** Thus, if plaintiffs' only surviving claim sounds in fraud, it must satisfy the heightened pleading requirements imposed by Rule 9(b). Defendants contend that plaintiffs' claim relating to the alleged GAAP violations sounds in fraud due to several statements contained in the amended complaint.

First, in the introductory section of the amended complaint, plaintiffs state:

Housecall needed the funds from the Offering, as well as the *illusion* of financial strength and a high price for its stock, *inter alia,* in order to obtain waivers for compliance with certain covenants under its $21 million revolving credit facility led by NationsBank, N.A. On June 30, 1996 the Company obtained such waivers under the credit facility. *Without such a waiver, the Company would likely have been denied further borrowings* under the NationsBank facility and could have been required to accelerate payment of outstanding amounts.

(Am. Compl. [17] at ¶ 2 (emphasis added).) In addition, the amended complaint noted:

. Housecall's fourth quarter financial problems were "of such magnitude that they *should have been* disclosed in the Prospectus ." (Am. Compl. [17] at ¶ 82) (emphasis added).

. "It *should have been clear* to the defendants" that the loss of TennCare revenues would lead to a fourth quarter loss. (*Id* . ¶ 83) (emphasis added).

. It was impossible for Housecall to have "exceeded Medicare cost caps by a staggering $600,000 over the course of three months *without being aware* of any underlying problems until the end of the quarter." (*Id.* ¶ 84) (emphasis added).

Further, in the section of the amended complaint dealing specifically with the alleged GAAP violations, plaintiffs state:

. Defendants caused and/or permitted an understatement of the company's provision for doubtful accounts (and correspondingly, an overstatement of its income)." (*Id.* at ¶ 91.)

Finally, also in the section of the amended complaint dealing with the alleged GAAP violations, plaintiffs state:

"[T]he sudden announcement of taking $900,000 of additional reserves for bad debt, accrued *during the quarter the Prospectus was issued,* is of stunning magnitude, and shows that the Company materially misrepresented information in its financial statements to the periods preceding the Offering in violation of GAAP."

(*Id., citing* Am. Compl. [17] at ¶ 96 (emphasis in original).)

Plaintiffs respond to defendants' argument by stating, "Obviously, Plaintiffs made no attempt to plead fraud, as it is completely irrelevant to the claims asserted under the Securities Act." (Pls.' Resp. to Joint Mot. to Dismiss [23] at 12.) After reviewing the amended complaint, [FN17] however, the Court does not agree. [FN18]

FN17. Plaintiffs also alleged in regard to Housecall's alleged failure to set aside adequate reserves for doubtful accounts in violation of GAAP, that defendants violated Item 303 of Regulation S-K by failing to disclose "*known* trends or any *known* demands, commitments, events or uncertainties," (*See* Am. Compl. [17] at ¶ 100 (emphasis added)).

FN18. Similarly, in *In re Stac Electronics Sec. Litig., supra,* the court found plaintiffs' contention that they did not allege fraud unconvincing in light of the complaint's clear implication. *In re Stac Electronics Sec. Litig.,* 89 F.3d at 1405 n. 2; *see also Lucia v. Prospect St. High Income Portfolio, Inc.,* 769 F.Supp. 410, 417 (D.Mass.1991), *aff'd,* 36 F.3d 170 (1st Cir.1994) (court disregards fact plaintiffs followed statutory language and stated claim was based in negligence as remainder of complaint alleged fraud).

Instead, it concludes that plaintiffs' remaining claim sounds in fraud. Essentially, plaintiffs allege that defendants knew that they failed to follow GAAP and deliberately failed to provide adequate reserves for doubtful accounts. Moreover, a purpose is given for the failure to disclose this information. Namely, plaintiffs allege that defendants had to create an "illusion of financial strength and a high price for its [Housecall's] stock" to raise sufficient funds through the IPO to obtain a waiver under a credit agreement with NationsBank. [FN19] Plaintiffs, in turn, imply that they were misled into purchasing Housecall common stock at an artificially inflated price through this illusion. Plaintiffs are not alleging that defendants' non- compliance with GAAP arose from an arithmetic or accounting mistake. Instead, they indicate that defendants purposefully set its reserves low so that it could project a false sense of financial strength to unsuspecting purchasers who would then buy the resultingly overpriced stock. Clearly, this is an allegation of fraud. Its mere presence could operate to injure the reputations of the defendants in this case.

FN19. It is this allegation that distinguishes this case from *Shaw v. Digital Equip. Corp.*, 82 F.3d 1194 (1st Cir.1996). In *Shaw*, the court held that plaintiffs' allegation that defendants knew certain information, and failed to disclose it, did not cause the claim to sound in fraud. *Shaw*, 82 F.3d at 1223. The plaintiffs in *Shaw* did not, however, make any allegations concerning a fraudulent purpose behind the omission. In the case *sub judice*, plaintiffs included such an allegation.

***13** Moreover, a review of the cases in which a deviation from GAAP has been alleged as the basis for a securities claim bolsters the Court's conclusion that this particular claim sounds in fraud. Specifically, the Court has identified nineteen (19) cases in which a plaintiff has alleged a misstatement involving non-compliance with GAAP as a basis of the securities action. [FN20] Of these 19 cases, *no* case alleged only a § 11 or 12 claim. Fourteen (14) cases [FN21] involved only Rule 10b-5 claims, meaning that each of these cases alleged fraud and had to satisfy Rule 9(b) regarding particularized pleading requirements. Five cases [FN22] involved both Rule 10b-5 and § 11 or 12 claims.

FN20. There are hundreds of securities cases in which the term, "GAAP," is found. To create a manageable sample, the Court entered, in Westlaw, "GAAP" in the same paragraph with "misstatement," and found 19 cases.

FN21. *Stavroff v. Meyo*, 129 F.3d 1265 (unpublished), 1997 WL 720475 (6th Cir.(Ohio)); *In re Wells Fargo Sec. Litig.*, 12 F.3d 922 (9th Cir.1993); *Bradford-White Corp. v. Ernst & Whinney*, 873 F.2d 1153 (3rd Cir.1989); *Christidis v. First Pa. Mortgage Trust*, 717 F.2d 96 (3rd Cir.1983); *Rehm v. Eagle Fin. Corp.*, 954 F.Supp. 1246 (N.D.Ill.1997); *In re Discovery Zone Sec. Litig.*, 943 F.Supp. 924 (N.D.Ill.1996); *Marksman Partners, L.P. v. Chantal Pharmaceuticals Corp.*, 927 F.Supp. 1297 (D.C.Cal.1996); *Stamatio v. Hurco Co., Inc.*, 892 F.Supp. 214 (S.D.Ind.1995); *In re Gupta Corp. Sec. Litig.*, 900 F.Supp. 1217 (N.D.Cal.1994); *Spear v. Ernst & Young*, 1994 WL 585815 (D.S.C.); *Wells v. HBO & Co.*, 1994 WL 228842 (N.D.Ga.); *Adam v. Silicon Valley Bancshares*, 1994 WL 619300 (N.D.Cal.); *Klein v. Goetzmann*, 810 F.Supp. 417 (N.D.N.Y.1993); *Newton v. Uniwest Fin. Corp.*, 802 F.Supp. 361 (D.Nev.1990).

FN22. *In re Westinghouse Sec. Litig.*, 90 F.3d 696 (3rd Cir.1996); *In re Worlds of Wonder Sec. Litig.*, 35 F.3rd 1407 (9th Cir.1994); *In re Leslie Fay Co., Inc. Sec. Litig.*, 918 F.Supp. 749 (S.D.N.Y.1996); *In re Chambers Dev. Sec. Litig.*, 848 F.Supp. 602 (W.D.Pa.1994); *In re Jiffy Lube Sec. Litig.*, 772 F.Supp. 258 (D.Md.1991).

Some of the cases alleging only a Rule 10b-5 violation address the standards necessary to show that non-compliance with GAAP suggests an inference of fraud. For the most part, a mere difference in opinion regarding accounting methods will not suffice to show fraud. *See Stavroff*, 1997 WL at *6 (GAAP violations must be egregious and amount to no audit at all to equal fraud; difference of opinion re GAAP does not constitute a material omission); *Stamatio*, 892 F.Supp. at 217 (mere failure to comply with GAAP does not equal recklessness); *Gupta* (must be more than negligence to imply fraud, rather GAAP violation must be extreme departure from standard of care, presenting danger of misleading buyers). Instead, to support a Rule 10b-5 action based on non-compliance with GAAP, the plaintiff must show specific misstatements in the accounting process that give rise to an inference of fraud or a wide departure from GAAP sufficient to demonstrate the requisite recklessness. *See Rehm*, 954 F.Supp. at 1255-56 (a wide departure from GAAP satisfies the demonstration of recklessness necessary for a Rule 10b-5 claim; this case is distinguished from other inadequate reserve case dismissed on particularity grounds, because here the defendant knew that it was receiving skewed financial data due to GAAP violations); *Discovery Zone,* 943 F.Supp. at 937 (overstatement of revenues alone gives rise to inference of fraudulent intent); *Marksman Partners,* 927 F.Supp. at 1305 (immediately recognizing revenue from consignment sales constitutes a GAAP violation serious enough to suggest fraud); *In re Gupta,* 900 F.Supp. at 1236-37 (after dismissing several GAAP claims, court held that other GAAP claims survived: specifically, failure to set aside reserves for likely bankrupt customers and booking 1.1 million dollars in uncompleted sales and failing to set aside reserves for return of old software product; scienter requirement was satisfied because defendant allegedly committed these GAAP violations to inflate stock prices); *Spear,* 1994 WL at *2 (allegation of six *specific* accounting violations, including, for example, booking of revenue based on phony invoices and characterizing service contracts as products contracts, was sufficient to state claim for fraud in connection with GAAP violations).

*14 In short, in the vast majority of cases in which non-compliance with GAAP lays at the heart of the claim, a Rule 10(b)(5) claim is the only claim raised. Of course, while revealing, the fact that most such cases allege fraud does not necessarily mean that all cases alleging a misstatement concerning compliance with GAAP necessarily sound in fraud. Accordingly, the Court was curious to learn of the manner in which such claims would be handled when they were the subject only of a § 11 or 12 claim. As noted, however, in the above 19 cases, the Court found *no* cases involving only § 11 or § 12 claims in which an alleged misstatement concerning compliance with GAAP was made. [FN23] The absence of such cases was likewise revealing to the Court. Specifically, until the filing of the present case, all prior plaintiffs apparently have concluded that misstatements concerning compliance with GAAP "sound in fraud." Indeed, the Court has found only three cases, [FN24] which are otherwise pertinent to this discussion, that involve allegations of both Rule 10b-5 and § 11 or § 12. In *In re Westinghouse Securities Litigation,* 90 F.3d 696 (3rd Cir.1996), the Third Circuit found that plaintiff's §§ 11 and 12 claims survived a motion to dismiss. *Id.* at 707-10. The motion to dismiss, however, addressed only the question whether the alleged misstatement was material [FN25] and did not deal with the question whether an allegation of non-compliance with GAAP "sounded in fraud." Moreover, as the GAAP claims were also the basis of a related Rule 10b-5 claim, *id.* at 708, there would have been no concern on anyone's part as to whether it sounded in fraud, as there was a fraud claim alleging the same subject matter. In addition, theclaimed misstatement in *Westinghouse* was the statement that the loss reserves were "adequate" and established in compliance with GAAP. *Id.* Indeed, most of the court's discussion concerned the adequacy of the reserves and the defendants' knowledge of any inadequacy. *Id. at 708-710.* As noted *supra,* [FN26] it is clear that a characterization of the adequacy of loss reserves can be the basis of a § 11 claim of misstatement. In the present case, however, defendants did not characterize the level of their reserves.

FN23. Plaintiffs have likewise identified none for the Court.

FN24. A fourth case alleging both Rule 10b-5 and § 11 or § 12 claims--*Leslie Fay,* 918 F.Supp. 749 (S.D.N.Y.1996)--is not helpful to this discussion because the opinion largely dealt with issues generated by the auditors' request for contributions from defrauding employees, not the questions before this Court. A fifth case involving allegations of both Rule 10b-5 and § 11 or 12 claims--*In re Worlds of Wonder Securities Litigation,* 35 F.3d 1407 (9th Cir.1994)--is also unhelpful to an examination of the outcome of § 11 or 12 claims alleging non- compliance with GAAP. In that case, the allegation regarding non-compliance with GAAP pertained only to a Rule 10b-5 claim, not the § 11 claim. *Id.* at 1425-27. (Moreover, the court upheld the grant of summary judgment on this Rule 10b-5 claim, noting that one could not conclude that the accounting procedures used were so deficient that a reasonable accountant would refuse to follow them.)

FN25. More specifically, the discussion of the §§ 11 and 12 claims concerned whether the defendant had been gloomy enough in its characterization of the matter to trigger the "bespeaks caution" doctrine, which declares an alleged misstatement not to be material when it has been surrounded by enough disclaiming or pessimistic language.

FN26. *See supra,* at 21-22.

In the second case, *In re Chambers Development Securities Litigation,* 848 F.Supp. 602 (W.D.Pa.1994), the defendants argued that plaintiffs had not pled their § 11 claim with particularity. Although leaning toward a conclusion that the plaintiffs' § 11 claims did not sound in fraud, the court noted that the matter was "academic" as there were § 10b claims alleging the same sort of misstatement and as the latter were pled with particularity. *Id.* at 623-24. [FN27]

FN27. In addition, it was clear that plaintiffs there indicated the alleged non-compliance with GAAP to be the centerpiece of their allegations of knowing and fraudulent concealment of financial problems with the company. 848 F.Supp. at 611-13.

Finally, in the third case, *In re Jiffy Lube Securities Litigation,* 772 F.Supp. 258 (D.Md.1991), plaintiffs alleged that the defendants had falsely assured members of the investing public that its financial statements were arrived at through use of GAAP. Again, however, this allegations was the subject of both a Rule 10b-5 claim and a § 11 claim. Accordingly, plaintiff having met the particularity requirements for the former, there was no need for any discussion, and there was no discussion, about whether the latter sounded in fraud. *Id.* at 263.

***15** In summary then, the court has found no case which holds that an allegation such as that made by plaintiffs does *not* sound in fraud. To the contrary, in every case identified, an allegation of a misstatement concerning GAAP has been the subject of a fraud claim. Of course, there are logical reasons why a § 11 claim, standing alone without a Rule 10b-5 claim, would rarely be the vehicle by which one would challenge an alleged misstatement concerning the adherence of a financial statement to GAAP. As the above cases suggest, absent a specific misstatement about a particular matter addressed in the financial statement or absent an egregious breach of accounting practices, non-adherence to GAAP is generally not a readily provable fact. That is, retained experts for each side will generally offer differing opinions as to the aptness of the particular accounting method and the degree to which it complies with acceptable accounting principles. The appropriateness of a particular accounting practice, therefore, will not frequently lend itself to a description as "true" or "false," so much as to a characterization as "persuasive" or "less persuasive." Accordingly, as an allegation of fraud, it is only that egregious breach of accounting principles, so outside the pale of acceptability that all reasonable accountants would denounce its use, that will lend itself to examination as a misstatement of its claimed adherence to generally acceptable accounting principles (GAAP). *See* cases cited at 36-37. Yet, while, in theory, it is possible that such an egregious breach of accounting principles could be triggered innocently, without any knowledge of the "falsity" of such statement by those who stand to benefit from the misrepresentation--the issuers of the stock--typically, those issuers will have had the primary motive to manipulate the financial statement so as to inflate the price of the stock that they are offering. When the latter occurs, it is fraud and the case law reveals that plaintiffs generally so describe the conduct, thereby subjecting themselves to the duty to plead particularly the facts underlying this serious allegation.

In the present case, while plaintiffs have been quite vague as to how they contend defendants to have deviated from GAAP, [FN28] they have been quite clear in their suggestion as to the motive behind the reason for these defendants' deviation from GAAP: specifically, plaintiffs suggest that defendants wished to hide unpleasant financial information from the public for the purpose of artificially inflating the value of their prospective stock issuance. Such allegations are the stuff of fraud.

FN28. In alleging noncompliance with GAAP, plaintiffs cite only to very general accounting principles, as follows: (1) the concept that a company use a *conservative* approach that provides early recognition of unfavorable events and minimizes the amount of income reported (*See* Financial Accounting Board Statement of Concepts

("CON") 2 ¶¶ 92-96); (2) the concept that the financial information presented should be *complete* (*See* CON 2 ¶¶ 79-80); (3) the concept of *comparability and consistency* (*See* CON 2 ¶¶ 111-122); (4) the concept of *materiality* concerning information that is significant enough to affect evaluations or decisions (*See* CON 2 ¶¶ 123-132); (5) the concept of *representational faithfulness* (*See* CON 2 ¶¶ 123-132); (6) the concept of *neutrality* (*See* CON 2 ¶¶ 98-110); (7) the concept that items included in the financial statements represent what they purport to represent (*See* CON 2 ¶¶ 81-89); and (8) the concept that the financial statements contain and disclose relevant, understandable, and timely information for the economic decisions of the user. (*See* CON 2 ¶¶ 56-57). (Am. Compl. [17] at ¶ 99(a)-(h).) In summary, the reader is left with no specific notion of exactly how plaintiffs believe defendants have not complied with GAAP.

As such, plaintiffs must meet Rule 9(b)'s heightened pleading requirements and plead the circumstances constituting the complained of fraud with particularity. Plaintiffs appear aware that they have not satisfied Rule 9(b)'s requirements. Thus, while on the one hand they state, in a one sentence assertion, that they have complied with this rule (Pls.' Resp. to Joint Mot. To Dismiss [23] at 15 n. 5), they also note that they "made no attempt to plead fraud." *Id.* at 12. The Court concludes that plaintiffs have not satisfied Rule 9(b)'s requirements. Specifically, courts have held that merely listing GAAP concepts that were allegedly violated, without explaining how they were violated, fails to meet Rule 9(b)'s particularity requirements. *See Adam v. Silicon Valley Bancshares,* 1994 WL 619300, *2 (N.D.Cal.); *see also Zucker v. Sasaki,* 963 F.Supp. 301, 308 (S.D.N.Y.1997) (simply referring to violations of GAAP does not satisfy Rule 9(b)); *Duncan v. Pencer,* 1996 WL 19043, * 11 (S.D.N.Y.), *quoting Decker v. Massey-Ferguson, Ltd.,* 681 F.2d 111, 120 (2d Cir.1982) (" '[A]llegations concerning the violation of generally accepted accounting principles requiring adequacy and fairness of disclosure, a conservative approach, complete financial information, and understandable methods of reporting,' however, do not satisfy the requirements of Rule 9(b)"). *Cf. In re Discovery Zone Sec. Litig.,* 943 F.Supp. 924, 938 (N.D.Ill.1996) (by explaining how GAAP was violated and its impact on earnings, plaintiff satisfied Rule 9(b)).

*16 Plaintiffs here did no more than state that defendants violated GAAP and set forth a list of very general concepts allegedly violated. (*See* Am. Compl. [17] at ¶ 99.) They set forth *no* facts demonstrating *how* these provisions were violated. As such, it is clear that plaintiffs failed to satisfy Rule 9(b) as they completely failed to plead particular facts substantiating their claim.

Plaintiffs' remaining claim is therefore dismissed pursuant to Rule 9(b). This dismissal is without prejudice to plaintiffs' right to move to reopen this case, upon the filing of a motion to amend complaint and a proposed amended complaint. As none of plaintiffs' alleged misstatements and/or omissions remain before the Court, the remainder of the issues presented in Defendants' Joint Motion to Dismiss will not be considered.

CONCLUSION

For the foregoing reasons, Defendants' Joint Motion to Dismiss [22] is GRANTED and Defendants' Request for an Oral Hearing [24] is DENIED. Plaintiffs shall be allowed leave, within thirty (30) days, to move to reopen this case and to file an amended complaint in compliance with this Order.

1998 WL 1745361, 1998 WL 1745361 (N.D.Ga.)

END OF DOCUMENT

(9)

NASD Notice to Members 99-35

The NASD Reminds Members Of Their Responsibilities Regarding The Sales Of Variable Annuities

Suggested Routing

- ■ Senior Management
- ☐ Advertising
- ☐ Continuing Education
- ☐ Corporate Finance
- ■ Executive Representatives
- ☐ Government Securities
- ■ Institutional
- ■ Insurance
- ■ Internal Audit
- ■ Legal & Compliance
- ☐ Municipal
- ☐ Mutual Fund
- ■ Operations
- ☐ Options
- ■ Registered Representatives
- ☐ Registration
- ☐ Research
- ☐ Syndicate
- ■ Systems
- ■ Trading
- ☐ Training
- ■ Variable Contracts

Executive Summary

National Association of Securities Dealers, Inc. (NASD®) Rule 3010 requires each member to establish and maintain a system to supervise the activities of each registered representative and associated person in order to achieve compliance with the securities laws, regulations, and NASD rules. Variable life insurance and variable annuities are securities and their distribution is subject to NASD rules. This *Notice* focuses on deferred variable annuity sales and provides a set of guidelines that are intended to assist members in developing appropriate procedures relating to variable annuity sales to customers.

The guidelines identify areas of concern that NASD Regulation, Inc. (NASD Regulation®) would expect to be addressed in the procedures of members that offer and sell variable annuities. Although the specific procedures described are not mandatory, members should consider supplementing their procedures to ensure that they will be adequately designed to achieve compliance with legal and regulatory requirements.

Questions concerning this *Notice* may be directed to Thomas M. Selman, Vice President, Investment Companies/Corporate Financing, NASD Regulation, at (202) 728-8068; Lawrence Kosciulek, Assistant Director, Advertising/Investment Companies, NASD Regulation, at (202) 728-8329; or Elliot R. Curzon, Assistant General Counsel, Office of General Counsel, NASD Regulation, at (202) 728-8451.

Background

A variable annuity is an insurance contract that is subject to regulation under state insurance and securities laws. Although variable annuities offer investment features similar in many respects to mutual funds, a typical variable annuity offers three basic features not commonly found in mutual funds: (1) tax-deferred treatment of earnings; (2) a death benefit; and (3) annuity payout options that can provide guaranteed income for life.

A customer's premium payments to purchase a variable annuity are allocated to underlying investment portfolios, often termed subaccounts. The variable annuity contract may also include a guaranteed fixed interest subaccount that is part of the general account of the insurer. The general account is composed of the assets of the insurance company issuing the contract. The value of the underlying subaccounts that are not guaranteed will fluctuate in response to market changes and other factors. Because the contract owners assume these investment risks, variable annuities are securities and generally must be registered under the Securities Act of 1933.

The underlying subaccounts that are not guaranteed are funded by a separate account of a life insurance company that, absent an exemption, is required to be registered as an investment company under the Investment Company Act of 1940. Variable annuities assess various fees including fees related to insurance features, *e.g.*, lifetime annuitization and the death benefit. The fees are typically deducted from customer assets in the separate account.

A distributor of variable annuity contracts to individuals is required to register as a broker/dealer under the Securities Exchange Act of 1934 and become a member of the NASD. The distribution of variable annuity contracts is subject to NASD rules.

Typically, variable annuities are designed to be long-term

investments for retirement. Withdrawals before a customer reaches the age of 59 1/2 are generally subject to a 10 percent penalty under the Internal Revenue Code. In addition, many variable annuities assess surrender charges for withdrawals within a specified time period after purchase.

Generally, variable annuities have two phases: the "accumulation" phase when customer contributions are allocated among the underlying investment options and earnings accumulate; and the "distribution" phase when the customer withdraws money, typically as a lump-sum or through various annuity payment options.

The myriad features of variable insurance products make the suitability analysis required under NASD rules particularly complex. NASD Regulation has addressed suitability issues in variable insurance products sales in *Notice to Members 96-86*. In that *Notice*, NASD Regulation stated that when recommending variable annuities or variable life insurance, the member and its registered representatives are required to make reasonable efforts to obtain information concerning the customer's financial and tax status, investment objectives, and such information used or considered reasonable in making recommendations to the customer.[1] In addition, a recent NASD disciplinary action discussed members' responsibilities under Rule 2310 (Suitability Rule) as they apply to the sale of variable life insurance. (*See* In the Matter of DBCC No. 8 v. Miguel Angel Cruz.[2])

Discussion

NASD Regulation has developed the following guidelines that represent a compilation of industry practices in the supervision of the sale of variable annuities. The guidelines do not mandate any specific procedure. Rather, they are designed to assist members in developing appropriate procedures relating to variable annuity sales practices. The guidelines are not comprehensive and are not intended as a substitute for the member's responsibilities under NASD Rule 3010. Moreover, the Suitability Rule requires an associated person of a member to make an independent determination whether an investment is suitable for a particular customer, taking into account the customer's investment objectives and financial needs.

Customer Information

The Suitability Rule requires members and their registered representatives to make reasonable efforts to obtain information concerning a customer's financial and tax status, investment objectives, and such other information used or considered in making recommendations to the customer.

1. When recommending a variable annuity, members and their registered representatives should make reasonable efforts to obtain comprehensive customer information, including the customer's occupation, marital status, age, number of dependents, investment objectives, risk tolerance, tax status, previous investment experience, liquid net worth, other investments and savings, and annual income. Retention of this customer information can be made in conjunction with the maintenance of basic customer account information that is required in NASD Rule 3110.

2. A registered representative should discuss all relevant facts with the customer, including liquidity issues such as potential surrender charges and the Internal Revenue Service (IRS) penalty; fees, including mortality and expense charges, administrative charges, and investment advisory fees; any applicable state and local government premium taxes; and market risk.

3. The registered representative should seek to ensure that the variable annuity application and any other information provided by the customer to the member is complete and accurate, and promptly forwarded to a registered principal for review.

4. When a variable annuity transaction is recommended to a customer, the registered representative and a registered principal should review the customer's investment objectives, risk tolerance, and other information to determine that the variable annuity contract as a whole and the underlying subaccounts recommended to the customer are suitable. The registered principal should compare the information in the account application with other relevant information sources, *e.g.*, an account information form, to check for apparent accuracy and consistency prior to approving the transaction.

Product Information

5. The registered representative should have a thorough knowledge of the specifications of each variable annuity that is recommended, including the death benefit, fees and expenses, subaccount choices, special features, withdrawal privileges, and tax treatment.

6. To the extent practical, a current prospectus should be given to the customer when a variable annuity is recommended. Prospectus information about important factors, such as fees and expenses and the illiquidity of the product, should be discussed with the customer.

7. Under NASD Rule 2210, the registered representative may only use sales material that is approved by a registered principal of the member.

Liquidity And Earnings Accrual

Lack of liquidity, which may be caused by surrender charges or penalties for early withdrawal under the Internal Revenue Code, may make a variable annuity an unsuitable investment for customers who have short-term investment objectives. Moreover, although a benefit of a variable annuity investment is that earnings accrue on a tax-deferred basis, a minimum holding period is often necessary before the tax benefits are likely to outweigh the often higher fees imposed on variable annuities relative to alternative investments, such as mutual funds.

8. The registered representative should inquire about whether the customer has a long-term investment objective and typically should recommend a variable annuity only if the answer to that question, with consideration of other product attributes, is affirmative. In general, the registered representative should make sure that the customer understands the effect of surrender charges on redemptions and that a withdrawal prior to the age of 59 1/2 could result in a withdrawal tax penalty. In addition, the registered representative should make sure that customers who are 59 1/2 or older are informed when surrender charges apply to withdrawals.

9. The member should develop special procedures to screen for any customer whose age may make a long-term investment inappropriate, such as any customer over a specific age. Based on certain contract features, some customers of advanced age may be unsuitable for a variable annuity investment.

Income, Net Worth, And Contract Size Thresholds

10. Members should establish procedures to require a principal's careful review of variable annuity investments that exceed a stated percentage of the customer's net worth, and any contract in which a customer is investing more than a stated dollar amount.

Investment In Tax Qualified Accounts

Some tax-qualified retirement plans (*e.g.*, 401(k) plans) provide customers with an option to make investment choices only among several variable annuities. While these variable annuities provide most of the same benefits to investors as variable annuities offered outside of a tax-qualified retirement plan, they do not provide any additional tax deferred treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself.

11. When a registered representative recommends the purchase of a variable annuity for any tax-qualified retirement account (*e.g.*, 401(k) plan, IRA), the registered representative should disclose to the customer that the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary. The registered representative should recommend a variable annuity only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation.

12. A member should conduct an especially comprehensive suitability analysis prior to approving the sale of a variable annuity with surrender charges to a customer in a tax-qualified account subject to plan minimum distribution requirements.

Variable Annuity Replacements

13. The member firm may decide to develop an exchange or replacement analysis document or utilize an existing form authorized by a state insurance commission or other regulatory agency. If such a document is used, then (consistent with the requirements of various states) it should be completed for all variable annuity replacements and should include an explanation of the benefits of replacing one contract for another variable contract. The document also should be signed by the customer, the registered representative, and the registered principal.

14. The registered representative and the registered principal should determine, based on the information provided by the customer and their own knowledge of the product features, that replacing the existing contract with a new contract is suitable for the customer. Consideration should be given to such matters as product enhancements and improvements, lower cost structures, and surrender charges.

15. The member firm should consider developing compliance systems, such as computer programs, when available, that can monitor and identify those registered representatives whose clients have a particularly high rate of variable annuity replacements or rollovers. These compliance systems should provide the firm with "red flags" that

the firm can investigate to determine whether some of these replacements are unsuitable.

16. A retail member should adopt other measures reasonably designed to ensure that replacement sales activity by its registered representatives complies with NASD rules. Members that "wholesale" variable annuities are reminded that they are also subject to NASD rules, and that they should avoid marketing strategies that are designed primarily to encourage inappropriate replacement sales. Upon reasonable request and to the extent practical, wholesale members should assist retail broker/dealers in monitoring the replacement activity of their customers.

Endnote

[1] *Notice to Members 96-86* also listed specific factors that could be considered when recommending variable annuities and variable life insurance contracts. These factors are:

- a representation by a customer that his or her life insurance needs were already met;
- the customer's express preference for an investment other than an insurance product, the customer's inability to appreciate fully how much of the purchase payment or premium is allocated to cover insurance or their costs, and a customer's ability to understand the complexity of variable products generally;
- the customer's willingness to invest a set amount on a yearly basis;
- the customer's need for liquidity and short-term investment;
- the customer's immediate need for retirement income; and
- the customer's investment sophistication and whether he or she is able to monitor the investment experience of the separate account.

[2] Complaint No. C8A930048 (NBCC Oct. 31, 1997)

10

C

United States District Court, S.D. New York.

Israel M. CASTILLO, Cruz A. Fernandez, and Andrew M. Chupka, Plaintiffs,
v.
DEAN WITTER DISCOVER & CO., Dean Witter Reynolds, Inc., Dean Witter Intercapital, Inc., Dean Witter Services Company, Inc., Dean Witter Distributors, Inc., Dean Witter Trust Company, Trust Company of the West, Defendants.

No. 97 Civ. 1272(RPP).

June 25, 1998.

Abbey, Gardy & Squitieri, LLP, New York City, by Lee Squitieri, for plaintiffs.

Paul, Weiss, Rifkind, Wharton & Garrison, New York City, by Martin London, Richard A. Rosen, Amy Barton, for Dean Witter, defendants.

O'Melveny & Myers LLP, Citicorp Center, New York City, by Martin Glenn, Lisa Funk, for defendant Trust Company of the West.

OPINION AND ORDER

PATTERSON, J.

*1 Defendants Dean Witter Discover & Co., Dean Witter Reynolds, Inc., Dean Witter Intercapital, Inc., Dean Witter Services Company, Inc., Dean Witter Distributors, Inc., and Dean Witter Trust Company (collectively "Dean Witter") [FN1] move to dismiss the complaint in this putative class action, pursuant to Federal Rule of Civil Procedure ("Fed.R.Civ.P.") 12(b)(6), contending that plaintiffs have failed to state a claim under either federal or state securities law and that certain claims are barred by the statute of limitations. Defendant Trust Company of the West ("TCW") [FN2] moves separately to dismiss pursuant to Fed.R.Civ.P. 12(b)(6).

FN1. Dean Witter Discover Co. is a financial services organization that provides nationally marketed credit and investment products. Dean Witter Reynolds Inc., a wholly-owned subsidiary, is a licensed broker- dealer with offices in every state. Dean Witter Intercapital Inc., also a wholly-owned subsidiary, serves as the manager and/or investment advisor to the Dean Witter family of funds. Dean Witter Services Company Inc., a wholly-owned subsidiary of Dean Witter Intercapital Inc., handles some of the investment management and advisory functions for the Dean Witter family of funds and the Trust Company of the West/Dean Witter funds. Dean Witter Distributors, Inc ., another wholly-owned subsidiary of Dean Witter Discover Co., serves as the principal underwriter-distributor of the Dean Witter and the Trust Company of the West/Dean Witter families of funds. Dean Witter Trust Company, another wholly-owned subsidiary of Dean Witter Discover Co., serves as the transfer agent and dividend disbursing agent for the Dean Witter funds. (Compl.¶¶ 7-14).

FN2. Trust Company of the West acted as the investment advisor or manager of certain funds sold by Dean Witter through its retail branch network and brokers. (Compl.¶ 15).

Background

Plaintiffs Israel M. Castillo ("Castillo"), Cruz A. Fernandez ("Fernandez"), and Andrew M. Chupka ("Chupka") are three individual investors who purchased Dean Witter securities through Dean Witter brokers between March 3, 1993 and August 1, 1996. [FN3] The complaint alleges that plaintiffs experienced the following treatment by defendants:

FN3. March 3, 1993 is the earliest date that any of the three plaintiffs is alleged to have purchased Dean Witter funds, and August 1, 1996 is a date shortly before the filing of the complaint in this action. (Compl.¶¶ 31-74). Within this time period, February 1994 is the latest date that any plaintiff is alleged to have purchased Dean Witter funds. (*Id.*). September 20, 1994 is the latest date that any plaintiff is alleged to have sold Dean Witter funds. (*Id.*). Plaintiffs' complaint is written as a class action complaint in which plaintiffs purport to represent

[a]ll retail customers of any broker-dealer owned or controlled, directly or indirectly, by Dean Witter Discover & Co., who was sold shares of any mutual funds, including closed end funds or term trusts, which funds or trusts were advised or managed, in whole or in part, by Dean Witter Discover & Co., Trust Company of the West, or any of their respective subsidiaries or affiliates, if such sales occurred during the period January 1, 1992 through August 1, 1996, inclusive.

(*Id.* ¶ 75). As of yet, plaintiffs have not filed a motion for class certification.

Castillo, an inexperienced, elderly investor, had made minimal purchases through his bank's broker prior to the transaction at issue. In February 1994, his account was transferred to a Dean Witter office. Based on a recommendation by a Dean Witter broker, he purchased $13,150.00 worth of the Dean Witter U.S. Government Securities Trust fund. (Compl.¶¶ 49-58). He told his broker that he wanted a good interest rate but also safety of principal, and was told that he was buying "bonds guaranteed by the United States Government," and that the product was as "safe as can be--you cannot lose your money." (*Id.* ¶ 57). Castillo also used the proceeds from the sale of a CD to purchase $1,437.00 worth of additional shares of the Dean Witter U.S. Government Securities Trust. (*Id.* ¶ 59). As of the date of the complaint, Castillo still owned his shares.

Fernandez, also an inexperienced, elderly investor, was introduced to Dean Witter by co-plaintiff, Castillo, in February 1994. Fernandez informed his Dean Witter broker that he was investing his life savings and did not want any risk to his money. Fernandez, who does not read or speak English, invested $15,000.00 in the Dean Witter U.S. Government Securities Trust based on his broker's advice. (*Id.* ¶¶ 62-71). As of the date of the complaint, he still owned his shares.

Chupka had little knowledge of mutual funds prior to investing with Dean Witter. (*Id.* ¶ 35). Between March 3, 1993 and September 20, 1994, he invested his money through a Dean Witter broker in seven different Dean Witter funds. (*Id.* ¶¶ 39, 41-47). His total losses in these funds amounted to approximately $6,115.99. (*Id.* ¶ 48). Chupka's purchases and sales were as follows:

On March 3, 1993, he purchased $3,613.95 worth of the TCW/DW North American Government Income Trust ("TNORA") for his IRA account. (*Id.* ¶ 39).

On October 4, 1993, Chupka purchased $3,216.00 worth of additional shares of the TNORA for his IRA account, $20,000.00 worth of the Dean Witter U.S. Government Securities Trust for his IRA account, and $20,000.00 worth of the Dean Witter Utilities Fund for his IRA account. (*Id.* ¶¶ 39, 41-42).

*2 On November 19, 1993, Chupka purchased $25,000.00 worth of the TNORA for his personal account. (*Id.* ¶ 43).

On November 30, 1993, he purchased $50,000.00 worth of the TCW/DW Term Trust 2000 for his personal account. (*Id.* ¶ 44).

On February 17, 1994, Chupka sold his shares in the Dean Witter Utilities Fund for $18,651.15 at a loss of $1,139.80. He then purchased $4,185.00 worth of the Dean Witter Developing Growth Securities for his IRA account, $7,212.15 worth of the Dean Witter Strategist Fund for his IRA account, and $7,254.00 worth of the Dean Witter Dividend Growth Securities for his IRA account. (*Id.* ¶¶ 42, 45-47).

On March 25, 1994, Chupka redeemed $500.00 worth of the TNORA. (*Id.* ¶ 39).

On September 20, 1994, Chupka sold all the funds he currently held except the TCW/DW Term Trust 2000, which he still held as of the date of the complaint. (*Id.* ¶¶ 39, 41, 43-47). He sold his IRA shares of the TNORA at a loss of $152.37, his personal account shares of the TNORA at a loss of $1,348.81, his shares of the Dean Witter U.S.

Government Securities Trust at a loss of $1,785 .69, which included an $899.69 contingent deferred sales charge, his shares of Dean Witter Developing Growth Securities at a loss of $556 .69, which included a contingent deferred sales charge of $190.96, his shares of the Dean Witter Strategist Fund at a loss of $623.21, which included a contingent deferred sales charge of $330.15, and his shares of Dean Witter Dividend Growth Securities at a loss of $509.42, which included a $351.76 contingent deferred sales charge. (*Id.* ¶¶ 39, 41, 43, 45-47). In total, his losses amounted to approximately $6,115.99. (*Id.* ¶ 48).

Plaintiffs allege that the defendant corporations violated federal and state securities laws by devising an incentive compensation system and other policies for Dean Witter brokers which would cause Dean Witter brokers to sell and promote Dean Witter proprietary funds to the exclusion of similar funds established by other companies, and by failing to inform the plaintiff class that Dean Witter proprietary funds carry higher fees in comparison with other funds in the industry, that Dean Witter proprietary funds performed worse than similar mutual funds in the same categories, and that Dean Witter proprietary funds were not transferrable to accounts with other brokerage houses. (*Id.* ¶ ¶ 16-20, 88). Plaintiffs further allege that defendants did not adequately disclose the risks, nor the fees, charges, and expenses associated with Dean Witter proprietary funds. (*Id.* ¶¶ 17, 88). The complaint charges that defendants' actions defrauded plaintiffs by causing them to purchase defendants' proprietary mutual funds which decreased in value. (*Id.* ¶¶ 16- 20, 87).

According to plaintiffs, defendants accomplished their scheme to defraud by offering enough extra compensation to brokers to ensure that the brokers would faithfully execute the other components of the scheme. (Pl. Mem. at 3). [FN4] Plaintiffs outline the compensation components of the scheme as follows:

> FN4. "Pl. Mem." refers to the Plaintiffs' Memorandum of Law in Opposition to the Motions to Dismiss Filed by the Dean Witter Defendants and Trust Company of the West.

*3 (a) Paying its brokers anywhere from five percent (5%) to as much as fifteen percent (15%) higher commissions for selling Dean Witter funds over foreign funds; [FN5]

> FN5. "Foreign funds" are funds sold by independent mutual fund companies.

(b) Paying "trailers," or residual commissions, to brokers selling Dean Witter Intercapital funds, but *not* to brokers selling foreign funds;
(c) Paying secret heightened commissions and prizes exclusively for Dean Witter Intercapital funds (not for foreign funds) to managers as well as brokers; and
(d) Routinely sponsoring and promoting secret, high pressure and often product-specific sales contests that rewarded brokers and managers for pushing certain Dean Witter Intercapital mutual funds at different periods of time regardless of suitability, market conditions, or customer need.

(*Id.* at 4). The other components of the scheme are alleged to be:
(a) Forbidding or uniformly discouraging independent mutual fund companies (described as "foreign funds" in Dean Witter-speak) from making sales presentations to Dean Witter brokers, and directing that prospectuses and sales materials for foreign funds be discarded when sent to Dean Witter offices; and
(b) Requiring brokers to meet undisclosed quotas for Intercapital funds, and threatening to fire brokers for failing or refusing to meet the quotas.
(c) Refusing to network Dean Witter Intercapital funds, with the result that they could not be freely transferred to another brokerage house;
(d) Developing and implementing a scheme of systematic nondisclosure of fees, charges and expenses relating to its proprietary mutual funds;
(e) Utilizing and relying upon false and fraudulent "hypothetical illustrations" which typically fail to take into account contingent deferred sales charges, significant fluctuations in the net asset value, and are unaccompanied by a prospectus;
(f) Failing to disclose in a meaningful fashion that, on average, the Dean Witter funds typically have the highest 12b-1 fees and expense ratios of *all* the major mutual fund groups, while boasting lackluster returns for the customer;

(g) Utilizing and relying upon false and fraudulent "hypothetical illustrations" which typically fail to take into account contingent deferred sales charges, significant fluctuations in the net asset value, and are unaccompanied by a prospectus.

(*Id.* at 4-5 (citing Compl. ¶ 17)). Plaintiffs claim that Dean Witter brokers were so conflicted by the extra compensation to be earned from the sale of proprietary funds that they could not even consider the customers' needs or the quality of the proposed investment in making recommendations to clients. (*Id.* at 5).

Discussion

Both the Dean Witter defendants and defendant TCW contend that plaintiffs' complaint fails to state a claim under Section 10(b) of the Securities Exchange Act of 1934, 15 U.S.C. § 78j, and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5, and thus should be dismissed pursuant to Fed.R.Civ.P. 12(b)(6). To state a claim under Section 10(b) and Rule 10b-5, plaintiffs must allege: (1) a material misstatement or omission, (2) made with scienter, (3) in connection with a purchase or sale of securities, (4) upon which the plaintiff relied, (5) which caused plaintiff injury. *See Grandon v. Merrill Lynch & Co.,* No. 97-9027, 1998 WL 321695, at *3 (2d Cir. Jun.19, 1998); *In re Time Warner Inc. Sec. Litig.,* 9 F.3d 259, 264 (2d Cir.1993); *Bloor v. Carro, Spanbock, Londin, Rodman & Fass,* 754 F.2d 57, 61 (2d Cir.1985).

*4 The purpose of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), 15 U.S.C. § 78u-4, was to make more stringent the pleading standard for each of the above elements than was generally required previously by Fed.R.Civ.P. 9(b). *See* H.R.Conf .Rep. No. 104-369, at 41 (1995), *reprinted in* 1996 U.S.C.C.A.N. 730 (PSLRA enacted in response to need "to establish uniform and more stringent pleading requirements to curtail the filing of meritless lawsuits"); *see also Marksman Partners, L.P. v. Chantal Pharm. Corp.,* 927 F.Supp. 1297, 1308 (C.D.Cal.1996). Now, the plaintiff must "specify each statement alleged to have been misleading" and "the reason or reasons why the statement is misleading." 15 U.S.C.A § 78u-4(b)(1) (West Supp.1997). Additionally, in order to plead scienter adequately, the plaintiff must "state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." *Id.* § 78u-4(b)(2). If either of the above requirements are not met, the court must dismiss the complaint upon the motion of any defendant. *See id.* § 78u-4(b)(3)(A). Finally, the plaintiff has the burden of proving that the complained of act or omission of the defendant "caused the loss for which the plaintiff seeks to recover damages." *Id.* § 78u-4(b)(4).

Defendants contend that the complaint must be dismissed for each of the following reasons: (1) the complaint fails to allege that any misstatement or omission made by the defendants caused any losses suffered by each plaintiff; (2) the complaint fails to allege any misstatements or omissions "in connection with" purchases of securities; (3) the complaint fails to identify each statement alleged to have been misleading, and the reason why the statement is misleading, and the omissions alleged by the complaint are not actionable; (4) the complaint fails to identify the particular facts giving rise to a strong inference that each defendant acted with intent to defraud; (5) the complaint does not set forth with particularity the role of each separate defendant, and (6) several claims are barred by the applicable statute of limitations.

A. Loss Causation

Plaintiffs have the burden of proving that the acts or omissions of the defendants caused the losses for which they seek to recover. *See* 15 U.S.C.A. § 78u-4(b)(4). To do so, plaintiff must plead and prove that the defendants' acts or omissions were proximately responsible for plaintiffs' losses, not merely "but for" causes of the losses. *See Citibank, N.A. v. K-H Corp.,* 968 F.2d 1489, 1495 (2d Cir.1992). In other words, plaintiffs must plead and prove not only that had the defendants not made misstatements they never would have invested, but also that those misstatements were "the cause of the transaction's turning out to be a losing one." *Id.* (quoting *Bastian v. Petren Resources Corp.,* 892 F.2d 680, 684 (7th Cir.1990)); *McGonigle v. Combs,* 968 F.2d 810, 820 (9th Cir.1992).

*5 Plaintiffs argue that they need not plead loss causation under these factual circumstances, but the cases they cite were all decided before the requirements of the PSLRA and are cases limited to their facts. For example, the court in *Hatrock v. Edward D. Jones & Co.,* 750 F.2d 767, 773, 775 (9th Cir.1984), held that, in churning cases, the plaintiff need not prove loss causation because the harm the plaintiff seeks to remedy is the "excessive trading [by the broker] in disregard of his customer's objectives for the purpose of generating commission business." *Id.* at 773. That case has been expressly limited to its facts, and is inapplicable in this case where there are no allegations of churning. [FN6] *See McGonigle,* 968 F.2d at 821; *Levine v. Diamanthuset, Inc.,* 950 F.2d 1478, 1486 n. 7 (9th Cir.1991).

FN6. While paragraph 38 of the complaint alleges that "[t]he Dean Witter broker also moved (churned) Mr. Chupka from one Dean Witter fund to another without any benefit to the client," Chupka's trading pattern, as described in paragraphs 31 through 48 of the complaint, includes only one movement of money between funds. As described above, the complaint alleges that Chupka made a number of purchases beginning March 3, 1993. Then, on February 17, 1994, Chupka sold his shares in the Dean Witter Utilities Fund, and used that money to purchase shares in three other funds. (Compl.¶ ¶ 42, 45-47). After this transfer, Chupka held his shares (except for one $500 redemption in March, 1994 and a few monthly disbursements), until September 20, 1994 when he sold all the funds he currently held except the TCW/DW Term Trust 2000, which he still held as of the date of the complaint. (*Id.* ¶ ¶ 39, 41, 43-47). These allegations do not plead a pattern of churning. Nor is this claim of Chupka's shown to be common to the purported class.

Plaintiffs also argue that they have pled loss causation, but their claims of loss causation are flawed. The PSLRA requires plaintiffs to link each act or omission of the defendant to the plaintiffs' alleged losses. *See* 15 U.S.C.A. § 78u-4(b)(4). The complaint appears to complain that the sales commissions awarded to Dean Witter brokers (account executives) were too large and that those commissions came out of the assets of each Dean Witter mutual fund, thereby causing the plaintiffs a loss. However, the total fees, commissions and charges deducted from the assets were disclosed in the prospectuses. [FN7] Plaintiffs complain that they were not informed of the precise allocation of fees between the defendants and their brokers (account executives), but the allocation of fees would not affect the damages for the losses claimed by plaintiffs. It is the total fees charged that would affect the asset value of a mutual fund and the decision to invest. The prospectuses disclosed these amounts. *Cf. Grandon,* 1998 WL 321695, at *9 (finding existence of implied duty to disclose markups on municipal securities when markups are excessive).

FN7. Plaintiffs argue that prospectuses were not provided to them at the time of the sale. (Pl. Mem. at 22). Their complaint, however, alleges only that in one of Chupka's transactions was a prospectus not provided, and the actual allegation is merely that it was not provided prior to or concurrent with the hypothetical illustration which was the impetus for the transaction. (Compl.¶ 40). This single allegation of a failure to provide a prospectus is not sufficient to support a class claim.

Furthermore, it does not appear that plaintiffs' damages are based on the fees and commissions paid to the Dean Witter brokers (account executives). Instead, plaintiffs seek damages based on their losses, i.e. the total decline in the net asset value of each fund. (Compl.¶¶ 34, 41-48, 111). However, the decline in the net asset value of each fund is related to the success of the investment strategies of that fund, and, in the case of interest sensitive funds, such as the Dean Witter U.S. Government Securities Trust fund, to the rise or fall of interest rates, and bears no relationship to the compensation arrangements of the brokers (account executives) or the other Dean Witter practices of which plaintiffs complain the brokers failed to advise the plaintiff class. Indeed, the complaint contains no allegation that any causal relationship exists between the compensation of the brokers (account executives) and the performances of any fund. Thus, plaintiffs have alleged transaction causation as opposed to loss causation. In a broad based scheme to defraud, as plaintiffs argue exists, "the allegations of actual causation must be in the form of 'loss causation.' " *Bloor,* 754 F.2d at 61.

***6** Plaintiffs next contend that they have pled loss causation because the complaint contains allegations that defendants' brokers induced plaintiffs to enter into purchases of defendants' mutual funds with "down-side risk" while misrepresenting the funds as safe. Courts have found that the requirement of loss causation is satisfied where the misrepresentations made by the defendant are related to the losses suffered by the plaintiff, as in a case where the plaintiffs loss results from the risky nature of the investment and the defendant induced the plaintiff to enter into that risky transaction by misrepresenting it as safe. *See Bruschi v. Brown,* 876 F.2d 1526, 1531 (11th Cir.1989). Plaintiffs allege the following:

33. Mr. Chupka asked what were his chances of losing his money. The Dean Witter broker told Mr. Chupka that it would be invested in things that did not pay very much interest and therefore there was not much chance of his losing his money.

* * *

36. For example, the Dean Witter broker sold Mr. Chupka derivative packed interest rate sensitive investments without describing them or discussing the risks.

* * *

56. When the account was transferred to Dean Witter, Dean Witter immediately recommend[ed] that Mr. Castillo buy $13,150.00 worth of the Dean Witter U.S. Government Securities Trust.

57. Mr. Castillo told the broker that he wanted a "good interest rate" but also safety of his principal. Mr. Castillo was told that he was buying "bonds guaranteed by the United States Government," and that this product was as "safe as can be--you cannot lose your money."

* * *

70. The broker assured Mr. Fernandez that the Dean Witter U.S. Government Securities Trust was the safest possible investment. This was the same investment Dean Witter sold to Mr. Chupka and Mr. Castillo in Dean Witter's "one size fits all" suitability program.

71. Based on the assurances of the broker, Mr. Fernandez invested fifteen thousand dollars ($15,000.00)--his entire life savings--into the Dean Witter U.S. Government Securities Trust.

(Compl.¶¶ 33, 36, 56-57, 70-71). Thus, the complaint does plead that the plaintiffs purchased securities based on the assurances of Dean Witter brokers that the investments were safe. (*Id.* ¶ 88(j)-(o)). However, there are no allegations in the complaint that Castillo, Fernandez, or Chupka lost money specifically because of the risky nature of the U.S. Government Securities Trust or the other funds purchased. [FN8] (*Id.* ¶¶ 31-74). Thus, the complaint fails adequately to plead loss causation in conjunction with the alleged misrepresentations concerning the safety of the funds purchased. [FN9]

FN8. The complaint only contains a generic allegation of damages that "[p]laintiffs ... suffered losses as a result of the fraudulent inducement to purchase the shares of the proprietary mutual funds." (Compl. ¶ 110).

FN9. While it might be possible for plaintiffs to revise their complaint to allege that the losses suffered by the funds were caused by the risky nature of the funds, and that each of plaintiffs' brokers did not disclose the risks to plaintiffs, this revised complaint would contain individual claims only, and not class action claims. Each plaintiff would be required to plead the nature of the disclosures to that plaintiff that were or were not made concerning the risks of the funds at issue, making the complaint inappropriate for class action treatment.

Finally, the allegations contained in the complaint are insufficient to plead loss causation in conjunction with the other alleged misrepresentations or omissions of defendants. Plaintiffs allege that the Dean Witter brokers failed to disclose that Dean Witter proprietary funds carry higher fees in comparison with other funds in the industry, that Dean Witter proprietary funds performed worse than similar mutual funds in the same categories, and that Dean Witter proprietary funds were not transferrable to accounts with other brokerage houses. (*Id.* ¶¶ 16-20, 88). Plaintiffs argue that these misrepresentations or omissions caused their losses because these misrepresentations or omissions caused them to overpay for poor quality, high expense funds. (Pl. Mem. at 10). Essentially, plaintiffs are arguing that they would not have entered into the transactions had they known the information withheld by the defendants. This is transaction causation, not loss causation, and is insufficient to state a claim. *See Citibank,* 968 F.2d at 1495. Because the plaintiffs have failed to plead loss causation, the complaint must be dismissed. However, because leave to amend will be granted, for the limited purpose of repleading the allegations that the funds' risks were not disclosed and that these risks caused the losses about which plaintiffs complain, the class action complaint will be examined for other shortcomings.

B. "In Connection With" Purchase or Sale of Securities

*7 As the Second Circuit has stated,

> The purpose of § 10(b) and Rule 10b-5 is to protect persons who are deceived in securities transactions--to make sure that buyers of securities get what they think they are getting and that sellers of securities are not tricked into parting with something for a price known to the buyer to be inadequate or for a consideration known to the buyer not to be what it purports to be.

Chemical Bank v. Arthur Andersen & Co., 726 F.2d 930, 943 (2d Cir.1984). To effectuate this purpose, it is necessary for the defendant's misleading statement or omission to occur "in connection with" the purchase or sale of securities. In other words, it is not enough for the misrepresentation or omission to occur in the course of a securities transaction. Instead, in order to violate § 10(b) or Rule 10b-5, the misrepresentation or omission must concern the nature of the security itself, namely, characteristics and attributes that would persuade investors to purchase or to sell a certain security. *See Alex. Brown & Sons, Inc. v. Marine Midland Banks, Inc.,* No. 96 Civ. 2549(RWS), 1997 WL 97837, at *5 (S.D.N.Y. Mar.6, 1997) (quoting *Ernst & Co. v. Marine Midland Bank, N.A.,* 920 F.Supp. 58, 61 (S.D.N.Y.1996)); *SEC v. Hasho,* 784 F.Supp. 1059, 1106 (S.D.N.Y.1992) ("Any statement that is reasonably calculated to influence the average investor satisfies the 'in connection with' requirement of Rule 10b-5."); *Perez-Rubio v. Wyckoff,* 718 F.Supp. 217, 235-37 (S.D.N.Y.1989) (narrowly reading *Chemical Bank* in light of the broad purpose of the antifraud provisions of the securities laws as not limiting the "in connection with" requirement to misrepresentations pertaining to the value of the securities).

Here, reading the complaint in the light most favorable to plaintiffs, the omissions alleged in the complaint all concern characteristics and attributes of the Dean Witter funds that would persuade investors to purchase or not purchase those funds, in other words characteristics that pertain to the nature of the funds at issue. The risky nature of the funds, their poor performance in comparison to other funds, the high fees associated with the funds, the non- transferability of the funds, and the economic incentives of the brokers who recommend those particular funds are all factors that could encourage or discourage the purchase of those funds. Thus, the alleged omissions are "in connection with" the purchase of securities.

C. Actionable Misleading Statements or Omissions by Dean Witter Defendants

Under the PSLRA, where the plaintiffs allege, as here, that the defendants "omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances in which they were made, not misleading," plaintiffs have the duty to "specify each statement alleged to have been misleading, [and] the reason or reasons why the statement is misleading." 15 U.S.C.A. § 78u-4(b)(1). If the plaintiffs' complaint fails to meet the above requirement, it must be dismissed upon motion of the defendants. *See id.* § 78u-4(b)(3)(A).

*8 Plaintiffs allege five types of omissions on the part of defendants. First, that the defendants failed to provide prospective investors with information about the products of competitors. Second, that defendants failed to disclose the amounts of fees, expenses, and deferred sales charges associated with their products. Third, that defendants failed to disclose the risks of investing in their products. Fourth, that defendants failed to disclose the incentive structure they utilized to encourage their brokers to sell more Dean Witter products. Fifth, that defendants failed to disclose that their products were not transferrable to other brokerage houses. (Compl.¶¶ 17, 88). Defendants contend that none of the above misstatements or omissions is actionable, and that the misstatements or omissions are not specified in requisite detail.

There can be no liability under the antifraud provisions of the securities laws absent a duty to disclose. *See Glazer v. Formica Corp.*, 964 F.2d 149, 156-57 (2d Cir.1992); *Robbins v. Moore Med. Corp.*, 894 F.Supp. 661, 668 (S.D.N.Y.1995). Omissions are only actionable where they cause the statements actually made to be misleading or if disclosure is required by a regulation or statute. *See Glazer,* 964 F.2d at 157; *Robbins,* 894 F.Supp. at 668; *cf. Grandon,* 1998 WL 321695, at *9 (finding implied duty to disclose excessive markups on municipal bonds).

First, there is no duty to disclose information about the products of competitors. Plaintiffs have not come forth with anything from which to conclude that defendants have the duty to disclose to its customers facts concerning comparable products of Dean Witter's competitors, [FN10] nor have plaintiffs specified exactly how the failure to compare Dean Witter products to those of competitors made any statement to plaintiffs misleading. [FN11] Thus, plaintiffs have not adequately specified "each statement alleged to have been misleading, [and] the reason or reasons why the statement is misleading." 15 U.S.C.A. § 78u-4(b)(1).

FN10. Defendants argue that as a matter of law they have no duty to make comparisons to the products of competitors and cite cases that hold that corporations have no duty to make comparisons to competitors in the course of a securities offering. *See In re Donald J. Trump Casino Sec. Litig.*, 7 F.3d 357, 375-76 (3d Cir.1993); *Weilgos v. Commonwealth Edison, Co.*, 892 F.2d 509, 515 (7th Cir.1989); *In re Tseng Labs, Inc. Sec. Litig.*, 954 F.Supp. 1024, 1029 n. 8 (E.D.Pa.1996), *aff'd* 107 F.3d 8 (3d Cir.1997). Plaintiffs counter that brokers, as fiduciaries, owe a duty of good faith and must avoid misleading their clients, *see SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 194, 84 S.Ct. 275, 11 L.Ed.2d 237 (1963); *Laird v. Integrated Resources, Inc.*, 897 F.2d 826, 835-36 (5th Cir.1990); *Rolf v. Blyth Eastman Dillon & Co.,* 424 F.Supp. 1021, 1036 (S.D.N.Y.1977), *aff'd* 570 F.2d 38 (2d Cir.1978), and that because the cases cited by defendants concern the duty of corporations to make comparisons, they are not controlling in this situation where Dean Witter, a full service broker, failed to make comparisons to its competitors' products. While the cases cited by plaintiffs do hold that investment advisors have a duty of good faith, must not mislead clients, and must reveal all material facts, these basic propositions do not answer the question whether comparisons to investments available through competitors are material facts that full service brokers have the duty to disclose in order to avoid misleading clients, and if so how the broker is to define its competitors for purposes of comparison, particularly since the various holdings in mutual funds are different in innumerable respects. Plaintiffs point to no precedent or SEC ruling that requires this comparison. On the other hand, defendants point to cases that hold, in the analogous context of corporations offering securities, that there is no duty to make comparisons to the products of competitors. Thus, the Court finds that no duty to disclose currently exists in this context. In addition, plaintiffs have failed to allege specifically how the omission of this information caused the other statements to be misleading, as is required. *See Glazer,* 964 F.2d at 157; *Robbins,* 894 F.Supp. at 668.

FN11. Instead, the complaint contains a generic and tautological allegation that failure to disclose the availability and cost of investments through other brokers (i.e, failure to make comparisons to the products of competitors) was materially misleading because this information was necessary to allow investors "a basis for comparison." (Compl.¶ . 88(b)). The complaint's boilerplate language--that the omitted information "was necessary to make the representations by the Dean Witter brokers not misleading"--is insufficient to plead fraud with the requisite particularity. (*Id.*).

As to the next two categories of alleged misrepresentations or omissions-- defendants' alleged failure to disclose fees, charges, and expenses, and their alleged failure to disclose the risks associated with each fund--defendants contend that each fund's prospectus adequately and completely discloses the relevant information. [FN12] As an example of risk disclosure, under a heading entitled, "Risks," the prospectus of the U.S. Government Securities Trust states,

FN12. The complaint claims that the prospectuses were misleading. (Compl.¶ ¶ 88, 90-92, 104). Defendants cite to the following relevant pages in each prospectus. (Kemp Aff., Ex. A at 1, 3, 6, 11, 13-32, 37-38, 54; Ex. B at 2, 3-5, 25; Ex. C at 1-6, 8-9; Ex. D at 1-5, 8-9; Ex. E at 2-4, 7-8; Ex. F at 1-5, 10-11; Ex. G at 1-4, 7-8).

The value of the Fund's portfolio securities, and therefore the Fund's net asset value per share, may increase or decrease due to various factors, principally changes in prevailing interest rates. Generally, a rise in interest rates will result in a decrease in the Fund's net asset value per share, while a drop in interest rates will result in an increase in the fund's net asset value per share. In addition, the average life of certain of the securities held in the Fund's portfolio (i.e., GNMA Certificates) may be shortened by prepayments or refinancings of the mortgage pools underlying such securities.... Such prepayments may have an impact on dividends paid by the Fund.

*9 (Affidavit of John B. Kemp ("Kemp.Aff."), Ex. C at 2). [FN13]

FN13. This prospectus goes on to disclose that the fund invests in zero coupon securities and that "zero coupon securities are subject to substantially greater price fluctuations during periods of changing prevailing interest rates than are comparable securities which pay interest currently." (Kemp Aff., Ex. C at 6).

Plaintiffs' counsel argues that plaintiffs were not given prospectuses in many cases. The complaint itself, however, charges in paragraph 88, entitled "Materially Misleading Statements and Omissions," that the prospectuses were misleading. (Compl.¶¶ 88(j)-(l), 90-92). In fact, the complaint does not state that the plaintiffs never received prospectuses. At best, the complaint alleges that a hypothetical illustration in a booklet given to Chupka in conjunction with his purchase of the TNORA fund "was not preceded or accompanied by a prospectus," not that he never received a prospectus in connection with this purchase or other purchases. (*Id.* ¶ 40). Similarly, the complaint does not allege that Cruz or Fernandez never received prospectuses. Instead, the complaint admits that Fernandez did sign a few documents but "these documents were in English and Mr. Fernandez could not read them." (*Id.* ¶ 72). If, in fact, the plaintiffs were not given prospectuses and were misled through oral statements as to the fees, expenses and charges, and as to the risks, then each oral conversation must be alleged with particularity of time, place, and speaker in order to satisfy the pleading requirements of both Rule 9(b) and the PSLRA. *See* 15 U.S.C.A. § 78u-4(b)(1); Fed.R.Civ.P. 9(b).

Finally, as to the defendants' failure to disclose its internal incentive structure, defendants maintain that they had no duty to reveal that information, and that, in any event, the total fees were disclosed, as was the fact that those fees would be used to pay commissions and incentive compensation to brokers. (Kemp Aff., Ex. A at 39; Ex. B at 25; Ex. C at 8; Ex. D at 8; Ex. E at 7; Ex. F at 10; Ex. G at 7-8). Plaintiffs maintain that the brokers' failure to disclose their conflicts of interest was in violation of their duties. While it does violate the duty of the broker to fail completely to disclose his or her economic interest in a transaction, the plaintiffs cite to no cases that hold that a duty exists in this factual context where plaintiffs were aware that they were dealing with Dean Witter employees who received commissions and were aware of the total commissions received, but were not aware that Dean Witter brokers received more compensation in conjunction with the sale of Dean Witter proprietary products than in conjunction with the sale of other products. Plaintiffs should have been aware that sale of a Dean Witter fund, as opposed to an outside fund, would mean greater compensation for the Dean Witter companies. Furthermore, requiring the disclosure plaintiffs seek would engender an almost impossible problem of defining the limits of such a duty. If such a duty should exist, it is for the SEC or Congress, not this Court, to create a definition of the extent and nature of such a duty to disclose. Absent a duty to disclose this information, no violation of the antifraud provisions of the securities laws is stated. [FN14]

FN14. Similarly, as to the defendants failure to reveal that Dean Witter funds were nontransferable to other brokerage houses, it is not established that there is a duty to disclose this information other than in the prospectus.

D. Scienter

***10** Under the requirements of the PSLRA, plaintiff must "state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C.A. § 78u-4(b)(2). Under the securities fraud statutes, the required state of mind is an "intent to deceive, manipulate or defraud, or at least knowing misconduct." *Grandon,* 1998 WL 321695, at *11. A complaint can set forth the strong inference that defendants acted with the required state of mind either "(a) by alleging facts to show that defendants had both motive and opportunity to commit fraud, or (b) by alleging facts that constitute strong circumstantial evidence of conscious misbehavior or recklessness." *Shields v. Citytrust Bancorp, Inc.,* 25 F.3d 1124, 1128 (2d Cir.1994); *see San Leandro Emergency Med. Group Profit Sharing Plan v. Philip Morris Cos.,* 75 F.3d 801, 813 (2d Cir.1996); *Shahzad v. H.J. Meyers & Co.,* No. 95 Civ. 6196(DAB), 1997 WL 47817, at *7 & n. 6 (S.D.N.Y. Feb.6, 1997); *Sloane Overseas Fund, Ltd. v. Sapiens Int'l Corp., N.V.,* 941 F.Supp. 1369, 1377 (S.D.N.Y.1996).

Plaintiffs complaint alleges that defendants had the motive to conceal the poor performance of their proprietary funds, the high fees and expenses associated with their funds, and the incentives that encouraged the brokers to sell proprietary funds "because doing so ensured that more customers would invest in proprietary funds, thereby increasing the amount of money under management, which increases the Defendants' commissions, charges, advisory fees, distribution fees (12b-1 fees), administrative fees, and redemption fees." (Compl.¶ 97). However, while a desire to profit may motivate a person to commit fraud, allegations that defendants "stand[ ] to gain economically from fraud do not satisfy the heightened pleading requirements of Rule 9(b)." *ABF Capital Management v. Askin Capital Management, L.P.,* 957 F.Supp. 1308, 1327 (S.D.N.Y.1997) (citing *Shields,* 25 F.3d at 1130). *But see Baxter v. A.R. Baron & Co.,* No. 94 Civ. 3913(JGK), 1996 WL 586338, at *3 (S.D.N.Y. Oct.11, 1996) (finding motive properly pled in context of fraudulent misstatements where complaint contained allegations that broker "tout[ed] stock to the plaintiffs with false information because he would earn a commission on each such sale"). Plaintiffs have pointed to no motive, other than the economic gain disclosed in the prospectuses, for the alleged fraud, and thus the complaint fails to allege adequately a motive for defendants' fraud.

In the alternative, plaintiffs contend that they have alleged facts demonstrating strong circumstantial evidence of conscious misbehavior or recklessness. They allege that defendants knew that their marketing practices were fraudulent because (1) in 1985, a United States District Court in Mississippi found that it was a material omission for brokers to fail to reveal that they were paid more for recommending certain investments over others, *see Shivangi v. Dean Witter Reynolds, Inc.,* 107 F.R.D. 313, 318-19 (S.D.Miss.1985); (2) a January 1991 issue of the "Wall Street Journal" was critical of Dean Witter for forcing brokers to push in-house funds; (3) a June 1992 issue of "Money" warned readers that brokers are tempted to encourage the purchase of in-house funds; (4) a September 1995 "Washington Post" article described Dean Witter sales contests as detrimental to consumers; (5) a September 24, 1995 "Washington Post" article reported a Dean Witter spokesperson as saying that Dean Witter was investigating concerns raised by the SEC chairman about providing investors with more information about sales contests and hidden compensation practices; and (6) on January 1, 1996, Dean Witter made a "cosmetic" change to its practices by paying brokers the same commission for selling proprietary products as for selling other products, but did not eliminate the product quotas, contests, or trails (residual commissions) it paid for selling proprietary products. (Compl.¶¶ 22-29).

*11 Plaintiffs contend that the complaint alleges scienter because the case and the articles demonstrate defendants' awareness that the failure to reveal economic conflicts of interest was a material omission of fact and that it was a practice frowned upon by the industry, and thus there is a strong inference that the defendants acted consciously or recklessly in failing to disclose this information. (*Id.* ¶ 95). At the outset, it should be noted that the September 1995 "Washington Post" articles were written after defendants had already sold plaintiffs their securities, and thus the material contained in those articles could not go to establish defendants' scienter at the time of the sales.

As for *Shivangi,* the district court initially ruled, in a slightly different factual context, that it was a material omission for a broker to fail to inform a client that the broker would receive more compensation for recommending certain over the counter stocks for which it was a market maker, *see Shivangi.,* 107 F.R.D. at 318-19, but later granted the defendants' motion to dismiss after plaintiffs put on their case because plaintiffs had failed to establish scienter. *See Shivangi v. Dean Witter Reynolds, Inc.,* 637 F.Supp. 1001 (S.D.Miss.1986). The decision to dismiss was affirmed by the Fifth Circuit, which noted that Dean Witter had disclosed all that the SEC or any court had required a market maker to disclose, and that the materiality of the failure to disclose the broker's compensation in this context remained an open question. *See Shivangi v. Dean Witter Reynolds, Inc.,* 825 F.2d 885, 889 (5th Cir.1987). The question then becomes whether, since the time of the Fifth Circuit's decision, it has become a material omission for Dean Witter to fail to disclose that its brokers earn more compensation for selling proprietary products than for selling non-proprietary products. The plaintiffs argue that the *Shivangi* case along with the articles cited by plaintiffs in the complaint show that an industry standard existed which defendants were aware of and consciously or recklessly chose to ignore. However, the plaintiffs cite to no case law after the Fifth Circuit's decision in *Shivangi* that establishes a duty to disclose in this context, none of the newspaper and magazine articles outlined in the complaint appear to establish that an industry standard did in fact exist (Compl.¶¶ 22-29), and there is no evidence of a statute or a regulation from which defendants deviated. Without an established duty to disclose, the facts as alleged do not "constitute strong circumstantial evidence of conscious misbehavior or recklessness." *Shields,* 25 F.3d at 1128. Therefore, the complaint fails to allege that defendants acted with scienter in failing to disclose its internal incentive structure when selling mutual funds.

As to the failure to make comparisons to competitor's products, as discussed above, it is not established that such a duty to disclose exists, and thus defendants could not have acted with scienter in failing to make comparisons. Similarly, the complaint fails to allege facts which give rise to a strong inference that the defendants acted with scienter in conjunction with the other omissions alleged in the complaint.

E. Particular Allegations of Wrongdoing by Each Defendant

*12 Where there are multiple defendants, the complaint must distinguish among them and specify their respective roles in the alleged fraud. *See DiVittorio v. Equidyne Extractive Indus., Inc.,* 822 F.2d 1242, 1247 (2d Cir.1987). Defendants contend that the complaint fails to differentiate adequately among the various defendants.

Plaintiffs counter that they have specified the function of each defendant. (Compl.¶¶ 7-15). They further argue that there is no need to connect particular defendants with specific acts and statements because these defendants all stand in a position relative to the conduct of the scheme similar to that of corporate insiders to the misconduct at issue in other Rule 10b-5 cases. *See Quaknine v. MacFarlane,* 897 F.2d 75, 80 (2d Cir.1990); *DiVittorio,* 822 F.2d at 1247 ("no specific connection between fraudulent representations in [an] Offering Memorandum and particular defendants is necessary where, as here, defendants are insiders or affiliates participating in the offer of the securities in question") (internal quotation marks omitted). This doctrine is inapplicable, however, in a case such as this which does not involve corporate insiders but involves separate corporate defendants.

Rule 9(b) and the PSLRA require plaintiffs to allege with particularity the role each defendant played in any fraudulent scheme, and why each defendant should be liable for the material omitted from the prospectuses or for the alleged oral misrepresentations of the brokers. The complaint is inadequate in this regard.

F. Statute of Limitations

Defendants claim that it is apparent from the face of the complaint that plaintiffs' claims are barred by the statute of limitations. Actions for securities fraud under § 10(b) and Rule 10b-5 must be commenced within one year after the discovery of facts constituting the violation and, at most, no more than three years after the violation. *See Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson,* 501 U.S. 350, 364, 111 S.Ct. 2773, 115 L.Ed.2d 321 (1991). The discovery that trigger the limitations period can be constructive or inquiry notice, as well as actual notice. *See Dodds v. Cigna Sec., Inc.,* 12 F.3d 346, 350 (2d Cir.1993); *Salinger v. Projectavision, Inc.,* 934 F.Supp. 1402, 1408 (S.D.N.Y.1996). Defendants maintain that plaintiffs were on notice because the prospectuses contradicted the alleged oral representations they were given, triggering a duty to investigate. Defendants further argue that plaintiffs were on inquiry notice about defendants' incentive compensation structure because of the very articles they cite in their complaint which describe Dean Witter compensation practices. Because the defendants have the burden of establishing this affirmative defense, and because there are factual issues involved, this issue is not ripe for decision on this motion to dismiss. [FN15]

FN15. Plaintiff Chupka's claims concerning his purchase of the fund, TNORA, however, must be dismissed both because it appears from the face of the complaint that the purchase was made more than three years prior to the filing of the complaint in violation of the statute of limitations, *see Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson,* 501 U.S. 350, 364, 111 S.Ct. 2773, 115 L.Ed.2d 321 (1991), and because there is currently a class action pending against the fund of which Chupka is a member, *see In re TCW/DW North American Government Income Trust ("TNORA") Sec. Litig.,* 941 F.Supp. 326, 342 (S.D.N.Y.1996).

G. State Law Claims

Plaintiffs claims arose in the state of Florida. The applicable Florida statute has similarities to Rule 10b-5. *See E.F. Hutton & Co., Inc. v. Rousseff,* 537 So.2d 978, 980 (Fla.1989). The standards are identical to those under Rule 10b-5 except that (1) scienter can be shown by mere negligence, and (2) it is not necessary to show loss causation. *See Gochnauer v. A.G. Edwards & Sons, Inc.,* 810 F.2d 1042, 1046 (11th Cir.1987); *Rousseff,* 537 So.2d 978. There being no remaining federal claims, the Court declines to take jurisdiction of the pendent state claims.

H. Trust Company of the West's Motion to Dismiss

*13 TCW is the investment advisor for two of the seven funds alluded to in the complaint, the TNORA and TCW/DW Term Trust 2000. The complaint refers to TCW specifically in only three places. In paragraph 15, the complaint identifies TCW as the advisor of two funds and states that "[t]hese TCW/DW funds have performed dismally and thousands upon thousands of investors have lost their money." (Compl.¶ 15). In paragraph 17(p), the complaint states that defendants failed to disclose the fact that "enormous profits are reaped all along the chain of distribution for the Dean Witter entities and TCW from the ... funds and it is these profits, rather than concern for or service to the customer, which drives sales of these funds." (*Id.* ¶ 17(p)). In paragraph 90, the complaint alleges that Dean Witter and TCW "made these misrepresentations and omissions in their capacities as investment adviser or manger to the Dean Witter family of Funds or the TCW/DW family of funds by assisting or directing in the preparation and distribution of the literature, prospectuses, and brochures." (*Id* . ¶ 90).

The complaint is dismissed against TCW because it fails to allege with particularity any specific misrepresentations or omissions committed by TCW or why TCW may have been responsible for the misrepresentations or omissions that were alleged. *See DiVittorio,* 822 F.2d at 1247. Similarly, plaintiffs have not adequately alleged facts giving rise to a strong inference of scienter on the part of TCW, nor have they alleged that any misrepresentation or omission on the part of TCW caused the plaintiffs' losses.

Conclusion

The complaint is dismissed with permission to replead by filing an amended complaint within thirty days of the filing of this opinion and order.

IT IS SO ORDERED.

1998 WL 342050, 1998 WL 342050 (S.D.N.Y.), Fed. Sec. L. Rep. P 90,249

END OF DOCUMENT

(11)

United States District Court, S.D. New York.

David GOLDKRANTZ, Plaintiff,
v.
Merv GRIFFIN; Sun International Hotels Limited; Griffin Gaming & Entertainment, Inc.; Sun International Investments Limited; Caledonia Investments PLC; Safmarine & Rennies Holdings Limited; Rosegrove Limited; World Leisure Group Limited; Solomon Kerzner; Thomas E. Gallagher; and Royale Resorts Holdings Limited, Defendants.

No. 97 CIV. 9075(DLC).

April 6, 1999.

Avrom S. Fischer, Brooklyn, Allan Freedman, New York, Counsel for plaintiff.

Robert H. Baron, David A. Stoll, Cravath, Swaine & Moore, New York, Counsel for defendants.

OPINION AND ORDER

COTE, District J.

*1 Plaintiff brings this securities class action against a number of defendants based on an alleged misrepresentation in a joint proxy and registration statement. Defendants move for summary judgment on the ground that the alleged misrepresentation did not cause plaintiff or any member of the plaintiff class to suffer any damages. For the reasons stated, the motion is granted in full.

BACKGROUND

Plaintiff Goldkrantz was a shareholder in Griffin Gaming & Entertainment ("GGE") at the time of its merger at the end of 1996 with Sun International Hotels Limited ("Sun"), a Bahamian international business company. Prior to the merger, both GGE and Sun were engaged in the operation of hotel resorts and casinos. Plaintiff brings this action on behalf of himself and those who held GGE shares at the time of the merger based on the disclosure at the time of the merger of a license agreement between Sun and Merv Griffin, who was previously Chairman of the Board of GGE and its largest shareholder. As reported, the license agreement allowed Sun to use the Griffin name and likeness to promote the resorts and casinos. The plaintiff contends that Sun had no intention to use Griffin's name and likeness and that the so-called license agreement was the vehicle for a bribe to win Mr. Griffin's support for the merger. The defendants include GGE; Sun; Mr. Griffin; various holding groups and shareholders of Sun and GGE; Thomas E. Gallagher, a former director and officer of GGE; and Solomon Kerzner, Sun's Chief Executive Officer. By Stipulation and Order dated March 27, 1998, the claims against several shareholder defendants were dismissed without prejudice.

The chronology of the critical events is undisputed. On August 19, 1996, Sun and GGE announced that they had reached an agreement whereby Sun would acquire GGE in a stock-for-stock merger. Under the terms of the merger, shareholders of GGE would receive .4324 Sun shares for each share of GGE. On November 1, 1996, Sun and GGE issued a joint proxy statement relating to the merger, and Sun issued a registration statement attaching the joint proxy statement as the prospectus.

In the section entitled "Business of GGE," under the heading "Marketing," the proxy statement indicated that GGE *had* continued to take advantage of the celebrity status of Mr. Griffin in the marketing of its Resorts Hotel Casino. [FN1] In the summary to the proxy statement, under the heading *License and Services Agreement,* the text reads as follows:

FN1. Although this section is written in the present tense, it is a description of GGE's business as it existed prior to the merger.

> *Upon the closing* of the Merger, GGE, The Griffin Group, Inc., a corporation controlled by *Mr. Griffin* (the "Griffin Group"), and [Resorts International Hotel, Inc. ("RIH")] *will enter into a License and Services Agreement* (the "License and Services Agreement") pursuant to which (a) the current license and services agreement between such parties will be terminated and (b) *the Griffin Group will provide to GGE, RIH and Sun a non-exclusive license to use the name and likeness of Merv Griffin to advertise and promote*

Resorts Casino Hotel, Atlantis and the Mohegan Sun Casino. The License and Services Agreement is to continue to September 16, 2001, unless terminated earlier by either GGE or the Griffin Group under certain circumstances. Also, in accordance with the terms of the License and Services Agreement, *total aggregate compensation of $10,973,000 is to be paid to the Griffin Group upon execution of such agreement which amount may be retained by the Griffin Group in the event of any termination.*

*2 (Emphasis supplied.) A more extensive description along the same lines can be found in the section entitled "The Merger," under the heading "License and Services Agreement." On December 10, 1996, GGE shareholders approved the merger overwhelmingly with 99.7% of shares voted and 75.8% of shares outstanding voting in favor of the merger. On December 16, 1996, the merger was completed; on that day, Sun's stock price dropped seven points to $42.125.

Approximately three months later, on March 20, 1997, Sun International North America, GGE's successor, filed its Annual Report on Form 10-K with the SEC. Note 10 to the financial statements of the Annual Report states that the amounts prepaid to Griffin pursuant to the new licensing agreement were to be written off. The day before the filing, Sun's stock closed at $37.625; the day of the filing, Sun Hotels' stock price dropped $0.625, or 2.64%, to close at $37.00. For the next several months, Sun's stock price generally continued to decline, although it fluctuated and traded above the $37.625 price on several days. One year after the merger, on December 9, 1997, the day plaintiff filed suit, Sun's stock closed at $38.50, that is, almost one dollar above its price immediately prior to the disclosure of the writeoff.

Plaintiff alleges three claims under the federal securities laws. The first claim, brought under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. §§ 78n(a) , 78bb(a), alleges that plaintiff and class members were damaged by the false and misleading disclosure with respect to the licensing agreement. For this claim, plaintiff seeks damages in excess of $10,973,000. Plaintiff's second claim is brought under Section 11 of the Securities Act of 1933 ("Securities Act"), 15 U.S.C. § 77k. This claim alleges that plaintiff and the members of the class who either sold their stock after the merger or who continue to hold their stock have sustained an actual loss in an amount in excess of $25,000,000 as a result of the decline in stock price since the merger. Plaintiff's third claim is brought under Section 12 of the Securities Act, 15 U.S.C. § 77l, and seeks rescission of the exchange of securities that occurred through the merger. The Exchange Act claim will be analyzed last.

DISCUSSION

Summary judgment may not be granted unless the submissions of the parties taken together "show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." Rule 56(c), Fed.R.Civ.P. The moving party bears the burden of demonstrating the absence of a material factual question, and in making this determination the Court must view all facts in the light most favorable to the non-moving party. *Anderson v. Liberty Lobby, Inc.,* 477 U.S. 242, 247 (1986); *Celotex Corp v. Catrett,* 477 U.S. 317, 323 (1986). When the moving party has asserted facts showing that the non-movant's claims cannot be sustained, the opposing party must "set forth specific facts showing that there is a genuine issue for trial," and cannot rest on the "mere allegations or denials" of his pleadings. Rule 56(e), Fed.R.Civ.P.; *accord Rexnord Holdings, Inc. v. Bidermann,* 21 F.3d 522, 525-26 (2d Cir.1994). In deciding whether to grant summary judgment, therefore, this Court must determine (1) whether a genuine factual dispute exists based on the evidence in the record, and (2) whether the fact in dispute is material based on the substantive law at issue.

1. *Section 11 Claim*

*3 Section 11(a) of the Securities Act imposes civil liability on the signatories of a registration statement for material untrue or omitted statements. *See* 15 U.S.C. § 77k(a); *Akerman v. Oryx Communications, Inc.,* 810 F.2d 336, 340 (2d Cir.1987). Section 11(e) authorizes three measures for recovery of damages.

> [S]uch damages as shall represent the difference between the amount paid for the security ... and (1) the value thereof as of the time such suit was brought, or (2) the price at which such security shall have been disposed of in the market before

> suit, or (3) the price at which such security shall have been disposed of after suit but before judgment if such damages shall be less than the damages representing the difference between the amount paid for the security (not exceeding the price at which the security was offered to the public) and the value thereof as of the time such suit was brought ....

15 U.S.C. § 77k(e). This language is exclusive and precludes recovery on other theories. *See McMahan & Co. v. Wherehouse Entertainment, Inc.*, 65 F.3d 1044, 1048 (2d Cir.1995).

Section 11(e) bars recovery of damages if a defendant proves that the loss in the value of a security is due to something other than the alleged misrepresentation on which the Section 11(a) claim is premised. It reads:

> That *if the defendant proves that any portion* or all *of such damages represents other than the depreciation in value of such security resulting from such part of the registration statement,* with respect to which his liability is asserted, not being true or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, *such portion oj or all such damages shall not be recoverable.*

15 U.S.C. § 77k(e) (emphasis supplied). Section 11(e) creates an affirmative defense for defendants who can carry their burden of "disproving causation." *Akerman,* 810 F.2d at 341. Although "not insurmountable," defendants' burden is heavy since "the risk of uncertainty" is allocated to defendants. *Id.*

Although the language of Section 11(e) speaks in terms of value rather than price, stock price is the usual starting point for determining damages. *See McMahan,* 65 F.3d at 1049. Moreover, the stock price immediately before the disclosure that a prior statement was inaccurate is generally the point from which to begin an analysis. "The price before disclosure [that the statement is misleading] may not be charged to defendants." *Akerman,* 810 F.2d at 342. Nonetheless, "[t]he presence or absence of price movement immediately after disclosure is not per se dispositive under Section 11(e)." *Adair v. Kaye Kotts Assocs., Inc.*, 97 Civ. 3375(SS), 1998 WL 142353, at * 6 (S.D.N.Y. Mar. 27, 1998). Finally, expert analysis of price declines is useful to determine the effect of disclosure on stock value. *Id.*

It is undisputed that there was no discussion of the licensing agreement between the date of the merger and March 20, 1997, in any public record, including any press report. As a result, the relevant day of disclosure is March 20, 1997, when Sun filed its Form 10-K with the SEC stating, *inter alia,* that it would be writing off the prepayment of the Griffin license. Since any loss prior to March 20, 1997, is not attributable to the alleged misrepresentation, summary judgment is appropriate with respect to any class member who sold stock prior to March 20, 1997.

*4 On the day before the disclosure, Sun's stock closed at $37.625. On the day this action was filed, December 9, 1997, Sun's stock closed at $38.50. Since the stock price was higher at filing than on the day before disclosure, summary judgment is also appropriate with respect to all class members who held Sun stock as of the day of the filing.

The remaining class members are those who sold after March 20, 1997, but before the filing of the suit, at a price lower than $37.625. Such class members are likely to exist, since the stock price lingered below the pre- disclosure price for much of this period. With respect to these remaining shareholders, defendants are still entitled to summary judgment if they can demonstrate that any decrease in price was not caused by the disclosure that defendants were writing off the payments to Mr. Griffin.

To that end, defendants have provided a study by William Silber, a professor of Finance and Economics at New York University. Silber analyzed the stock price from the completion of the merger on December 16, 1996, until the filing of this action on December 9, 1997. Silber notes that during this entire period the Griffin licensing write-off was never mentioned in any newspaper, industry article, or magazine, nor in any of the regular analysts' reports from the five securities firms that cover Sun. [FN2] Silber also conducted a type of regression analysis known as an "Event Study Analysis." After removing the effects of market and industry information, Silber developed a measure called "residual returns" that reflect firm specific price changes in Sun stock on particular days. Silber then looked at the days on which there was a statistically significant residual return, which he defined as a movement greater than 4.41%, based on an application of the "standard" 95% confidence interval. Based on this analysis, Silber concluded that since none of the public announcements on the statistically significant residual return days made any mention of the Griffin licensing arrangement, those price declines were unrelated to the write-off announced on March 20, 1997. Five of the seven days on which there were statistically significant residual returns are related to specific news items unconnected to the license agreement. The remaining two occurred in August and September 1997, which was sufficiently long after the March disclosure to eliminate any connection to that disclosure.

> FN2. Instead, a review of the analysts' reports indicates that analysts generally regarded Sun as a well-run company but were concerned about three main issues: Sun's ability to succeed in the competitive New Jersey market, which it was entering for the first time with the purchase of GGE, against more experienced gaming companies; an investigation into its chairman in South Africa; and the expansion of its successful Paradise Island property in The Bahamas.

Plaintiff has provided its own expert, Lewis P. Freitas, a Professor of Financial Economics at the University of Hawaii, to review Silber's analysis. Freitas conducted no independent statistical analysis of Sun's stock. Freitas challenges Silber's choice of 4.41% as the statistically significant residual return. He points out that Sun stock dropped 2.64% on the day in March that the Sun 10-K with the write-off disclosure was filed. Freitas also claims, without further support or explanation, that an Event Study Analysis based on a single event is "highly suspect."

*5 The defendants have met their burden. Defendants' uncontested claim that there was a complete lack of reaction in the financial press to the write-off or any aspect of the licensing agreements, even though Sun was well covered by analysts, is nearly sufficient, by itself, to carry their burden. The analysts' reports show that the market's view of Sun's value was driven by other factors. Any doubt, however, is resolved by the failure of plaintiff to contest that the defendants' Event Study Analysis reliably isolates firm specific price changes and that none of the statistically significant changes are explainable by the release of information related to the licensing agreements. *Cf. In re Executive Telecard, Ltd. Securities Litigation,* 979 F.Supp. 1021, 1025-27 (S.D.N.Y.1997) (faulting expert testimony for failure to conduct an event study analysis and for exclusive reliance on a single index).

Plaintiff's argument that adopting a different confidence interval could make the 2.64% stock price change in March statistically significant is of course true. Plaintiff has, however, provided no explanation for why a 95% confidence interval is inappropriate, other than its failure to pick up the 2.64% price change. In particular, plaintiff has made no case for application of a different confidence level that would pick up 2.64% as statistically significant, without also picking up other statistically insignificant residual returns. As a result, defendants have met their burden of showing that any decline in stock price between March 20, 1997 and December 9, 1997, is not attributable to the revelation of the alleged misrepresentation. Plaintiff's conclusory critique of defendants' statistical analysis is insufficient to create a material question of fact. Summary judgment is therefore also appropriate with respect to these remaining class members.

2. *Section 12 Claim*

Section 12(a)(2) of the Securities Act, known prior to 1995 as Section 12(2), allows a buyer to bring a private right of action in the nature of rescission against a seller that "offers or sells a security ... by means of a prospectus or oral communication, which includes an untrue statement of a material fact ...." 19 U .S.C. § 771(a)(2). Specifically, the section entitles the defrauded buyer

> to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if he no longer owns the security.

19 U.S.C. § 771(a)(2); *Commercial Union Assur. Co. v. Milken,* 17 F.3d 608, 615 (2d Cir.1994). As interpreted, the provision

> allow[s] the plaintiff no choice of remedy. If plaintiff owns the stock, he is entitled to rescission but not damages. If plaintiff no longer owns the stock, he is entitled to damages but not rescission.

Wigand v. Flo-Tek, Inc., 609 F.2d 1028, 1035 (2d Cir.1980). *See also Royal American Managers v. IRC Holding Corp.*, 885 F.2d 1011, 1019 n. 4 (2d Cir.1989).

*6 Although an analysis of the causation of any loss was previously "irrelevant" for Section 12 claims, *see Westinghouse Elec. Corp. v. '21' Int'l Holdings, Inc.*, 821 F.Supp. 212, 220 (S.D.N.Y.1993), Congress added a loss causation provision to Section 12 for suits filed after December 22, 1995, through adoption of the Private Securities Reform Act of 1995. That provision prohibits recovery to the extent that

> the person who offered or sold such security proves that any portion or all of the *amount recoverable* ... represents other than depreciation in the value of the subject security resulting from such part of the prospectus or oral communication, with respect to which the liability of that person is asserted ....

15 U.S.C. § 771(b) (emphasis supplied). The accompanying Senate Report states that "[t]he amendment ... is modeled after Section 11 of the Securities Act, which provides for a similar affirmative defense." S.Rep. No. 104-98 (1995), *reprinted in* 1996 U.S.C.C.A.N. 679, 1995 WL 372783, at *21.

Since the newly added Section 12(b) is modeled after Section 11, defendants claim that summary judgment is automatically appropriate under the new section as well. Although the language of the statute suggests that the allocation of burdens under Section 12(b) is the same as under Section 11, the two sections differ in their theories of recovery. As a result, it is appropriate to analyze the "amount recoverable" available to the various class members under the two theories of recovery established by Section 12(a)(2), and then determine whether the defendants have carried their statutory burden of showing that a portion or all of that amount is not attributable to the alleged misrepresentation.

Plaintiff's class consists of present holders of Sun stock and those who have already sold their Sun shares. With respect to those who continue to hold the shares, their "amount recoverable" is the difference between the consideration they originally paid for the shares and the value of the shares at the time of filing the complaint, minus any income received. [FN3] *Wigand*, 609 F.2d at 1035. The relevant times for this analysis are December 16, 1996, the day the merger was completed and December 9, 1997, the day the action was filed. Between those two dates, Sun stock dropped from $42.125 to $38.50. Thus, the "amount recoverable" would ordinarily be the difference between those two prices. The "amount recoverable" of the remaining class members, who sold their Sun shares prior to the filing of this action, is determined by a damages remedy. Those class members are "entitled to a return of the consideration paid, reduced by the amount realized when [they] sold the security and by any 'income received' on the security." *Randall v. Loftsgaarden*, 478 U.S. 647, 656 (1986). As a result, all class members who sold their shares at a price less than the December 16, 1996 merger price would be entitled to damages for the difference between the two prices.

FN3. The parties have not provided any evidence of income received. To the extend it exists, it would reduce the amount of plaintiff's damages.

*7 Defendants have carried their burden with respect to both groups of plaintiff's class under Section 11(b) by showing that none of the "amount recoverable" to which the various class members are entitled was attributable to the alleged misrepresentation. As discussed above, prior to March 20, 1997, there was no public disclosure with respect to the license agreement, and therefore any decrease can not be attributed to the alleged misrepresentation. In the period between March 20, 1997, and the filing of the complaint, defendants have established that none of the drops in the stock were attributable to any disclosure related to the licensing agreements. Defendants have therefore carried their burden under Section 12(b), and summary judgment is appropriate.

3. *Section 14(a)*

Section 14(a) of the Exchange Act and Rule 14a-9 issued thereunder create an implied cause of action for misrepresentations contained in a proxy statement. *See* 15 U.S.C. § 78n(a); 17 C.F.R. § 240.14a-9(a); *Koppel v. 4987 Corp.*, 167 F.3d 125, 131 (2d Cir.1999). One of the elements of a claim under Section 14(a) is loss causation. *Schlick v. Penn-Dixie Cement Corp.*, 507 F.2d 374, 381-82 (2d Cir.1974). *See also Koppel*, 167 F.3d at 137. The loss causation element requires a plaintiff to establish that "the damage suffered was a foreseeable consequence of the misrepresentation." *Citibank, N.A. v. K-H Corp.*, 968 F.2d 1489, 1495 (2d Cir.1992).

In addition, any recovery is limited by Section 28(a) of the Exchange Act, which states that "no person permitted to maintain a suit for damages under the provisions of this chapter shall recover ... a total amount in excess of ... actual damages." 15 U.S .C. § 78bb(a). Nonetheless, Section 28(a) does not limit plaintiff's recovery to out-of-pocket damages, but instead permits recovery under other theories that compensate plaintiff for economic loss, including a benefit-of-the-bargain measure. *Osofsky v. Zipf*, 645 F.2d 107, 111 (2d Cir.1981). The appropriate measure of damages is a matter for determination by the district court based on the facts of a particular case. *See Panos v. Island Gem Enters., Ltd.*, 880 F.Supp. 169, 175 (S.D.N.Y.1995).

The normal measure of recovery is out-of-pocket damages, defined as the difference between the price paid for the security and its true value absent the fraud on the date of the transaction. *Id.* at 176; *Quintel Corp., N.V. v. Citibank, N.A.*, 596 F.Supp. 797, 802 (S.D.N.Y.1984). "Actual value is generally defined as the fair market value of a security on the date of purchase or at a subsequent date when the fraud was or should have been discovered." *Quintel*, 596 F.Supp. at 802. In lieu of an out-of-pocket measure, benefit-of-the-bargain damages are available in the limited instance

> where misrepresentation is made in the ... proxy solicitation materials as to the consideration to be forthcoming upon an intended merger. But, of course, giving the plaintiff benefit-of-the-bargain damages is appropriate only when they can be established with reasonable certainty.

***8** *Osofsky*, 645 F.2d at 114. The Second Circuit has precluded benefit- of-the-bargain recovery as clearly "speculative" where damages sought were "based on the value the stock purportedly would have had if [defendant's] true financial condition had been publicly known at the time of the transaction ...." *Barrows v. Forest Lab. Inc.*, 742 F.2d 54, 60 (2d Cir.1984). Instead,

> [a] claim for benefit-of-the-bargain damages must be based on the bargain that was actually struck, not on a bargain whose terms must be supplied by hypotheses about what the parties would have done if the circumstances surrounding their transaction had been different.

Id. See also McMahan, 65 F.3d at 1049-50; *Wilson v. Great American Indus., Inc.*, 855 F.2d 987, 996 (2d Cir.1988). In other special circumstances, courts have also awarded damages under the Exchange Act under a disgorgement or consequential damages theory. *See Panos*, 880 F.Supp. at 176.

Plaintiff claims that class members have been damaged in the amount of $10,973,000, the amount of the prepayment under the license agreement. Nonetheless, plaintiff does not relate this amount to any measure of recovery available to the class under Section 14(a). Although this failure is likely fatal to plaintiff's claim, the Court will nonetheless analyze plaintiff's Section 14(a) claim for damages under two measures: out-of-pocket loss and recovery of the benefit of the bargain. Assuming first that plaintiff seeks the standard out-of-pocket damages, plaintiff has produced no evidence that the decrease in value of the Sun stock was attributable to the alleged misrepresentation. On the other hand, defendants have established that any decrease in price can not be attributed to the misrepresentation. Assuming instead that the damage claim is based on a benefit-of-the-bargain theory, the only argument made by the plaintiff that can be construed as an articulation of this theory of damages is the following: if Griffin had not been paid the "license fee," he would have been able to negotiate a better price for GGE shareholders. As an initial matter, since the alleged misrepresentation concerns something other than the consideration for the merger, benefit-of-the- bargain damages are unavailable. *Osofsky*, 645 F.2d at 114. Furthermore, plaintiff's argument is unduly speculative. It depends for its success on the following chain of events. First, Sun would have abandoned the licensing arrangement if it were forced to disclose in the proxy statement its intent not to use the license. Second, Griffin would have demanded more compensation for all shareholders in lieu of the licensing fee. Third, Sun would have agreed to Griffin's demand. This chain of events is too speculative to support recovery of damages. *Barrows,* 742 F.2d at 60. Under any measure of recovery, therefore, plaintiff's claim of damages is deficient as a matter of law. *Cf. Unterberg Harris Private Equity Partners, L.P. v. Xerox Corp.,* 995 F.Supp. 437, 442-43 (S.D.N.Y.1998) (summary judgment under Exchange Act claim appropriate on loss causation grounds, without expert testimony, where stock's decline was not "visibly exacerbated" by defendants' allegedly wrongful actions); *Hayden v. Paul, Weiss, Rifkind, Wharton & Garrison,* 955 F.Supp. 248, 258 (S .D.N.Y.1997) (summary judgment under Exchange Act claim appropriate where plaintiff failed to show loss was a result of defendant's act). As a result, plaintiff has not carried its burden to create a material issue of fact as to "loss causation" under Section 14(a).

CONCLUSION

***9** The defendants' motion for summary judgment is granted. The Clerk of Court shall close the case.

SO ORDERED:

1999 WL 191540, 1999 WL 191540 (S.D.N.Y.), Fed. Sec. L. Rep. P 90,462

END OF DOCUMENT

(12)

Only the Westlaw citation is currently available.

United States District Court,
E.D. Wisconsin.

Joseph WHITE, et al., Plaintiffs,
v.
HEARTLAND HIGH-YIELD MUNICIPAL BOND FUND, et al., Defendants.

No. 00-C-1388.

Dec. 10, 2002.

K. Scott Wagner; Christopher T. Hale; Amy Kossoris, Hale & Wagner, Milwaukee, for Plaintiff or Petitioner.

Barbara J. Janaszek, Pamela M. Schmidt, Whyte, Hirschboeck & Dudek, S.C., Milwaukee.

Emily Nicklin, Timothy A. Duffy, Jonathan Hinkemeyer, Kirkland & Ellis, Chicago, IL.

ORDER

STADTMUELLER, District J.

*1 This matter comes before the court on defendant PricewaterhouseCoopers's LLP ["PwC"] motion to dismiss. In support of its motion PwC argues that plaintiffs fail to state a claim against PwC under Section 11 of the Securities Act of 1933 and under Sections 22 and 34(b) of the Investment Company Act of 1940 ["ICA"]. Because the plaintiffs sufficiently allege a violation of Section 11, the court will deny PwC's motion to dismiss with respect to that claim. The court, however, will grant PwC's motion to dismiss the ICA claims because Sections 22 and 34(b) do not create implied causes of action.

BACKGROUND

Plaintiffs bring this class action pursuant to several sections of the Securities Act of 1933 and the Investment Company Act of 1940. The action is brought on behalf of a class consisting of all purchasers of shares in the Heartland High-Yield Municipal Bond Fund ["Longer Duration Fund"] and the Heartland Short Duration High-Yield Municipal Fund ["Short Duration Fund"] [collectively, "the Funds"] during the period October 26, 1997 through October 16, 2000 ["the Class Period"]. The suit was precipitated by the Funds' announcement in October 2000 that they had drastically written down the net asset value ["NAV"] of the Longer Duration Fund from $8.01 per share to $2.45 per share and the NAV of the Short Duration Fund from $8.70 per share to $4.87 per share, causing significant financial losses to the plaintiffs and the class. Plaintiffs have settled with all defendants except PricewaterhouseCoopers ["PwC"].

The plaintiffs allege that the dramatic one-day decline in the Funds' NAV resulted from the Funds' failure to adhere to their own stated objectives or to regulatory requirements and PwC's failure, in auditing the Funds' financial statements, to disclose the foregoing and the material uncertainty in the Funds' NAV and to either qualify or disclaim its audit opinions on the Funds' financial statements during the Class Period. Specifically, the plaintiffs allege that the defendants falsely represented that the Funds would use "fair value" pricing procedures to value high yield municipal bonds for which market quotations were not readily available; that they priced their securities daily; that they would invest no more than 15% of their net assets in illiquid securities; and that they would invest no more than 20% of their total assets in securities rated lower than B-. The plaintiffs allege that their primary contention is that the Funds' shareholders were never told that the value of their shares was so uncertain as to be essentially meaningless.

PwC has filed a motion to dismiss, arguing that the plaintiffs have failed to allege any link between the October 2000 decline in the Funds' NAV and PwC's audit work on the Funds' financial statements for 1999, 1998, and 1997. Specifically, PwC argues that the plaintiffs have failed to identify how or to what extent the financial statements themselves may have been inaccurate and that the plaintiffs' complaint against PwC rests entirely on the assumptions and unsupported inferences that the Funds' financial statements are wrong and that PwC's audit reports on those statements must be false or misleading. PwC argues that all claims against it must be dismissed because the plaintiffs have failed to present facts which show that the alleged causes of the October 2000 decline existed ten months earlier when PwC issued an opinion on the Funds' financial condition.

*2 The plaintiffs respond that PwC made actionable false statements under Section 11 of the Securities Act and Sections 22(c) and 34(b) of the ICA by certifying the Funds' financial statements because the statements failed to disclose the material valuation uncertainty of the Funds' assets, the pricing violations, and the Funds' failure to adhere to their own stated investment policies and restrictions. The plaintiffs allege that PwC did not conduct its audits in accordance with generally accepted auditing standards ["GAAS"] and that the statements were not presented in accordance with generally accepted accounting principles ["GAAP"] because PwC failed to disclose the alleged operational shortcomings of the Funds. According to the plaintiffs, had PwC made such disclosures, corrective action could have been taken to avoid some or all of the purchases and sales of the Funds' shares that took place at erroneous prices or under the auspices of misleading or incomplete information.

ANALYSIS

In considering a defendant's motion to dismiss for failure to state a claim, the court accepts as true all factual allegations of the complaint and draws all reasonable inferences in favor of the plaintiff. *Hishon v. King & Spalding,* 467 U.S. 69, 73 (1984). The court will grant a motion to dismiss only where it appears beyond doubt that the plaintiff can prove no set of facts in support of his claims which would entitle him to relief. *Conley v. Gibson,* 355 U.S. 41, 45-46 (1957).

I. Section 11 of the Securities Act of 1933

Section 11 of the Securities Act of 1933 imposes liability on issuers, underwriters and auditors, among others, if a registration statement, at the time it became effective, "contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading." 15 U.S.C. § 77k(a). Auditors are liable under Section 11 with respect to those portions of the registration statement prepared or certified by them. *See* 15 U.S.C. § 77k(a)(4) (stating that a person who purchases shares pursuant to a registration statement that contains a material misstatement or omission may sue an accountant "who has with his consent been named as having prepared or certified any part of the registration statement, or as having prepared or certified any, report or valuation which is used in connection with the registration statement ... which purports to have been prepared or certified by him.").

Throughout the complaint, the plaintiffs allege that the 1997, 1998, and 1999 financial statements certified by PwC contain material misstatements and omissions. *See generally* Complaint, ¶¶ 104-185. Specifically, the complaint alleges that PwC, in auditing the Funds' financial statements, was required by SEC rules and regulations as well as generally accepted accounting principles and auditing standards to know about and disclose: the Funds' failure to price all of their portfolio securities daily; their failure to use valuation methods required by SEC rules and regulations, generally accepted accounting principles, and by the Funds' disclosures; the valuation uncertainty attendant to the high-yield municipal bonds in which the Funds invested; and the Funds' noncompliance with the limitations on illiquid securities and below Brated securities. Complaint, ¶ 104 (PwC is obligated to know about the Funds' noncompliance), 160-70 (PwC is required to disclose the Funds' noncompliance). The plaintiffs have identified the following statement certified by PwC which allegedly constitutes a series of false representations:

> *3 the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights *present fairly,* in all material respects, *the financial position* of the [Funds], the results of operations for the year then ended, the *changes in net assets and the financial highlights* for each of the periods indicated, *in conformity with [GAAP].... We concluded our audits of these financial statements in accordance with [GAAS]...*
>
> An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits ... provide a reasonable

basis for the opinion expressed above.
Complaint, at ¶¶ 171, 172.

These allegations are sufficient to state a Section 11 claim against PwC. PwC argues that the plaintiffs have not stated facts which would support the complaint's contention that the Funds' misleading disclosures existed in 1997, 1998, or 1999, but in making such an argument, PwC invites the court to heighten the notice pleading standard and evaluate the merits of the plaintiffs' allegations. The purpose of a motion to dismiss is to test the sufficiency of the complaint, not to decide the merits of the case. *Tabankin v. Kemper Short-Term Global Income Fund,* 1994 WL 30541, *3 (N.D.Ill. Feb. 1, 1994); *see Conley,* 355 U.S. at 45-46 (a court should grant a motion to dismiss only where it appears beyond doubt that the plaintiff can prove no set of facts in support of his claims which would entitle him to relief). It does not appear beyond doubt that the Funds' alleged disclosures were not misleading in 1997, 1998, or 1999, especially given plaintiffs' contention that the Funds admitted that they did not employ fair valuation procedures prior to October 2000 and that conditions in the municipal bond market were the same in October 2000 as they were in 1998 and 1999. *See* Complaint, at ¶¶ 59, 61-66, 68, 69 (conditions in municipal bond market in October 2000 no different than dates on which PwC's 1998 and 1999 audit reports issued); (Plaintiffs' Memorandum in Opposition to PwC's Motion to Dismiss, at 10-11) (arguing that the Funds' admission that they did not employ fair valuation procedures prior to October 2000 render statements regarding the Funds' NAV and pricing of those securities false). The court construes all reasonable inferences in favor of the plaintiffs and finds that the Section 11 claim survives PwC's motion to dismiss.

PwC argues that even if the plaintiffs' allegations state a Section 11 claim, the claim should be dismissed because the Funds' registration statements adequately disclosed the risks to investors. PwC refers to boilerplate language which warns generally that "junk bonds" involve greater risks and limited liquidity. General warnings like this are inadequate to support a motion to dismiss. *See In re Donald J. Trump Casino Sec. Litig.,* 7 F.3d 357, 371 (3d Cir.1993) ("[A] vague or blanket (boilerplate) disclaimer which merely warns the reader that the investment has risks will ordinarily be inadequate to prevent misinformation. To suffice, the cautionary statements must be substantive and tailored ..."); *In re MobileMedia Sec. Litig.,* 28 F.Supp.2d 901, 928 (D.N.J.1998), *quoting Virginia Bankshares, Inc. v. Sandberg,* 501 U.S. 1083, 1097 (1991) ("A cautionary statement must discredit the alleged misrepresentation to such an extent that 'the risk of real deception drops to nil" '). In any event, the "bespeaks caution" doctrine upon which PwC relies applies only to "soft information," projections or forecasts, not to whether the Funds complied with their stated policies or to SEC regulations. *See Harden v. Raffensperger, Hughes & Co.,* 65 F.3d 1392, 1404-06 (7th Cir.1995) (holding that "bespeaks caution" doctrine inapplicable to registration statements sued upon).

II. Sections 22 and 34(b) of the Investment Company Act

*4 PwC argues that Sections 22 and 34(b) create no private right of action. The court agrees.

Courts determine whether a federal private right of action exists for violations of a federal statute by looking to the intent of Congress. *Olmstead v. Pruco Life Ins. Co. of New Jersey,* 283 F.3d 429, 432 (2d Cir.2002), *citing Alexander v. Sandoval,* 532 U.S. 275, 286 (2001). Determining congressional intent to create a private right of action is a matter of statutory interpretation. *Id.* A court must begin its search for Congress's intent with the text and structure of the statute, and cannot ordinarily conclude that Congress intended to create a right of action when none was explicitly provided. *Olmstead,* 283 F.3d at 432 (citations omitted).

In this case, neither Section 22 nor Section 34(b) explicitly provides for a private right of action. Nonetheless, plaintiffs cite *In re Nuveen Fund Litigation,* 1996 WL 328006 (N.D. Ill. June 11, 1996), and cases spanning several circuits, almost none of which were handed down in the last decade, for the proposition that federal courts have long recognized implied private causes of action under the ICA.

Neither the U.S. Supreme Court nor the Seventh Circuit have ever explicitly decided whether the ICA creates an implied right of action under the ICA, and the Supreme Court expressly declined the opportunity to do so in *Kamen v. Kemper Fin.*

Servs., Inc., 500 U .S. 90, 97 n. 4 (1991). *Boland v. Engle,* 113 F.3d 706, 715 n. 9 (7th Cir.1997). In *Boland,* the Seventh Circuit did comment that recent Supreme Court precedent has cast doubt on the type of analysis that courts have used to find implied rights of action. 113 F.3d at 715 n. 9, *citing, among others, Central Bank of Denver v. First Interstate Bank of Denver,* 511 U.S. 164, 184-88 (1994) (overruling decisions by all several federal courts of appeal and dozens of district courts which had been implying private rights of action for aiding and abetting violations under Section 10(b) of the 1934 Act). Recently, the Supreme Court has again stated that it has "retreated from our previous willingness to imply a cause of action where Congress has not provided one." *Correctional Services Corp. v. Malesko,* 534 U.S. 61,--n.3 (2001) (finding no implied private right of action against private entities that engaged in alleged constitutional deprivations while acting under color of federal law).

Aside from the Seventh Circuit's comments in *Boland,* the Second Circuit's recent decision in *Olmstead* appears to be the only court of appeals decision to address implied causes of action under the ICA following *Central Bank.* The Second Circuit held that Sections 26(f) and 27(i) create no private causes of action, *Olmstead,* 283 F.3d at 436, reasoning that the absence of explicit language creating a cause of action raises a presumption that Congress did not intend to create a cause of action, a presumption strengthened by three additional features of the statute: (1) the language of §§ 26(f) and 27(i) does not contain rights-creating language; specifically, the sections only describe actions by insurance companies which are prohibited, rather than individuals who are protected by the statute, suggesting that Congress did not intend to confer rights upon a particular class of persons; (2) § 42 of the ICA explicitly provides for enforcement of all ICA provisions by the Securities and Exchange Commission, suggesting that Congress may have intended to preclude other methods of enforcement; and (3) Congress explicitly provided a private right of action in § 36(b), suggesting that omission of an explicit private right to enforce other sections was intentional. *See Olmstead,* 283 F.3d at 432-33.

*5 The plaintiffs do not address any of these arguments but instead argue that *Olmstead* 's holding addresses only §§ 26(f) and 27(i), not § 34(b). *See* (Plaintiffs' Memorandum in Opposition to PwC's Motion to Dismiss, at 24 n. 22, 26 n. 25.) As PwC points out in its reply brief, however, *Olmstead* 's rationale applies to §§ 22 and 34(b) with equal force. *(See* PwC's Reply Memorandum in Further Support of its Motion to Dismiss, at 11-12.) The court agrees that the absence of explicit language creating a right of action raises a strong presumption against the creation of an implied right of action, *see West Allis Memorial Hosp., Inc. v. Bowen,* 852 F.2d 251, 254 (7th Cir.1988), and that the factors identified by *Olmstead* strengthen that presumption. The plaintiffs appear to have cited only one case decided after *Central Bank* which is specific to either § 22 or § 34(b). *See Nuveen,* 1996 WL 328006 (N.D. Ill. June 11, 1996). In *Nuveen,* the district court determined that §§ 34(b) and 36(a) created private causes of action by relying primarily on a House Committee report which accompanied the 1980 amendments to the ICA. *Id.* at *5-6. This court respectfully disagrees with *Nuveen* 's heavy reliance upon subsequent legislative history to find an implied cause of action. *See Central Bank,* 511 U.S. at 185-86 (stating that the interpretation one Congress applies to an earlier statute is of limited relevance in determining the meaning of an unamended section of the statute) (citations omitted). In addition, the House Report specifically identifies § 36(a), not § 34(b), and *Nuveen* does not appear to anticipate the factors identified in *Olmstead* which suggest that Congress did not intend to create implied causes of action. *See also Dorchester Investors v. Peak International Ltd .,* 134 F.Supp.2d 569, 581 (S.D.N.Y.2001) (holding that § 34(b) creates no private cause of action, rejecting plaintiffs' reliance upon *Nuveen,* and adopting the reasoning of *Olmstead v. Pruco Life Ins. Co. of New Jersey,* 2000 WL 1739307 (E.D.N.Y. Oct. 30, 2000)).

Accordingly,

IT IS ORDERED that PwC's motion to dismiss be and the same is hereby GRANTED in part and DENIED in part.

2002 WL 31769162, 2002 WL 31769162 (E.D.Wis.)

END OF DOCUMENT

13

C
Only the Westlaw citation is currently available.

United States District Court, N.D. Georgia,
Atlanta Division.

Nazarino AZCUY, Plaintiff,
v.
AMOCO OIL COMPANY, Defendant.

Civ. A. No. C85-1884A.

On Motion for Summary Judgment June 11, 1985.
Order Jan. 15, 1986.

S. Lee Storesund, Atlanta, Georgia, for plaintiff.

Kevin E. Grady, Donna P. Bergeson, Atlanta, Georgia, for defendant.

ON MOTION FOR SUMMARY JUDGMENT

ROBERT H. HALL, District Judge.

*1 This action for the alleged wrongful non-renewal of a petroleum retail franchise is presently before the court on defendant's motion for summary judgment. Federal jurisdiction is provided by 15 U.S.C. § 2805 (a)(1982).

Plaintiff initiated this action seeking as substantive relief only "that defendant be temporarily and permanently enjoined from terminating the franchise agreement between the parties." (Plaintiff's Complaint, WHEREFORE clause, # 2). On April 12, 1985, this court held a hearing on plaintiff's motion for a preliminary injunction. By order dated June 11, 1985, the court denied plaintiff's motion, finding that plaintiff had failed to show that a "serious question" or "fair ground for litigation" existed as to his claims. *See Petroleum Marketing Practices Act ("PMPA"), 15 U.S.C. § 2805(b)(2).*

In its present motion defendant essentially requests the court to adopt the findings made in the June 11, 1985, order and to grant defendant summary judgment based on these findings. The court cannot grant defendant's motion. The earlier findings made by the court were made in reference to the standard applicable to preliminary injunctions under the PMPA, i.e., whether a fair ground for litigation exists. The fact that the court found no "fair ground for litigation" on plaintiff's claims (as required for a preliminary injunction) does not mean that there is *no* ground for litigation (as required for summary judgment).

The period for discovery having expired in this case, the court hereby schedules a hearing on plaintiff's request for a permanent injunction. The parties are instructed to appear in courtroom 2108, at 9:00 a.m. on November 5, 1985.

For purposes of this hearing the court will incorporate that evidence which was introduced at the earlier hearing and instructs the parties that they are limited to presenting new evidence, not previously introduced. The parties should file with the court, on or before the date of the hearing, proposed findings of fact and conclusions of law.

The Clerk of Court is DIRECTED to resubmit this case on November 4, 1985, for the preliminary injunction hearing.

ORDER

This is an action for the alleged wrongful non-renewal of a petroleum retail franchise. This action is presently before the court on plaintiff's motion for a preliminary injunction. Federal jurisdiction is granted by 15 U.S.C. § 2805(a) (1982). For the reason stated herein plaintiff's motion is DENIED.

FACTS

On April 12, 1985, the court held a hearing on plaintiff's motion for a preliminary injunction. From the evidence presented at this hearing the court finds the following facts. The plaintiff, Nazarino Azcuy ("Azcuy"), began business dealings with the defendant, Amoco Oil Company ("Amoco"), in 1977. From February 16, 1982, to March 31, 1985, Azcuy operated under a lease and franchise agreement from Amoco for the retail sale of petroleum products at 3630 Clairmont Road, Chamblee, Georgia.

In order to maintain its standards of cleanliness and appearance, Amoco conducts periodic evaluations of all its dealers, grading them on a 100 point scale.

The evaluations of Azcuy's station were consistently 30-40 points below other dealers in the Atlanta area. During this period Amoco representatives gave Azcuy numerous verbal and written notices regarding what they considered the substandard conditions of appearance and cleanliness of his station.

*2 On August 23, 1984, an evaluation of Azcuy's station rendered a score of 48 points. Azcuy informed Amoco that he planned on retiring at the expiration of the lease in March, 1985, and he offered to sell his personal property in the station to Amoco for $30,000. Amoco rejected this offer because it has no company-owned stations.

On December 13, 1984, Amoco sent Azcuy a notice of non-renewal stating that due to Azcuy's failure to operate the premises in a clean, safe and healthful manner Amoco would not renew his lease or franchise which were due to expire on March 31, 1985. The notice was sent certified mail, return receipt requested. Thereafter Azcuy notified Amoco that his offer to voluntarily sell his interest in the station would be raised to $35,000, since he had retained an attorney.

On March 5, 1985, Azcuy filed the Complaint in this action asserting that the notice sent by Amoco did not comply with the law and requesting that Amoco be enjoined from not renewing the franchise. The parties agreed to continue the status quo until the court ruled on plaintiff's motion for preliminary injunction. Further facts will be disclosed as necessary for the discussion of this motion.

DISCUSSION

This suit is brought pursuant to the Petroleum Marketing Practices Act ("PMPA"), 15 USC § 2801 et. seq. (1982). This act was promulgated in order to "protect the franchised retailers of motor fuel in their relationships with their franchisors and to provide a uniform set of rules to be used throughout the country." *Saad v. Shell Oil Co.*, 460 F.Supp. 114, 115 (E.D.Mich.1978). *See also* S.R. 95-731 at 17.

One of the more striking aspects of the PMPA is its procedure for handling a motion for a preliminary injunction by a franchisee who has been notified of non-renewal or termination. In this regard the act provides that:

> The court shall grant a preliminary injunction if
> (A) the franchisee shows--
> (i) the franchise of which he is a party has been terminated or ... has not been renewed, and
> (ii) there exist sufficiently serious questions going to the merits to make such questions a fair ground for litigation; and
> (B) the court determines that, on balance, the hardship imposed upon the franchisor by the issuance of such preliminary injunctive relief will be less than the hardship which would be imposed upon such franchisee if such preliminary injunctive relief were not granted.

15 U.S.C. § 2805(b)(2).

In any action for a preliminary injunction, therefore, the court must consider all three aspects. Unlike an ordinary preliminary injunction case, however, the movant need not establish a likelihood of success on the merits. A lesser showing is sufficient under the PMPA; "(i)nstead of a 'strong showing' or 'probability' of success the terms 'serious question' and 'fair ground for litigation' suggest merely a reasonable chance of success, something far less than ... probability or likelihood." *Saad,* 460 F.Supp. at 117. Even if a movant is able to meet this lesser standard, the court's inquiry is not completed; the relative hardship to the partiesmust also be weighed. The court will now apply these considerations to the present case. [FN1]

*3 In his complaint plaintiff alleges that defendant should be enjoined from the non-renewal because the notice of non-renewal was insufficient. In order to insure that franchisees are treated fairly by franchisors, the PMPA requires strict compliance with its statutory procedures for non-renewal. Pursuant to § 2804(a)(2) notice of non-renewal must be sent not less than 90 days prior to the date on which non-renewal will occur. In addition, the actual notice must (1) be in writing, (2) be sent by certified mail, (3) state the date on which the non-renewal will occur, and (4) have attached a summary statement of the PMPA prepared by the Department of Energy. 15 U.S.C. § 2804(c). Furthermore, the notice must must specifically set forth the reasons for non-renewal. *Id.*

Although plaintiff alleges that the notice of non-renewal did not comply with the PMPA's requirements, (Plaintiff's Complaint, ¶ 7), the court finds this position totally unsupported by the evidence presented at the hearing. The notice to plaintiff, a letter dated December 13, 1984 (Plaintiff's Exhibit ## 1), was in strict compliance with each of the PMPA's requirements. Plaintiff has presented no evidence that would even suggest a "fair ground for litigation" on this issue. Having determined that plaintiff's argument regarding the technical sufficiency of the notice does not entitle it to a preliminary injunction, the court will now consider the remaining argument that defendant's grounds for non-renewal are unjustified. [FN2]

In the December 13, 1984, non-renewal letter, Amoco stated that its decision was based on plaintiff's "[failure to operate] the leased premises in a clean, safe and healthful manner." The PMPA specifically provides:

> (3) For purposes of this subsection, the following are grounds for non- renewal of a franchise relationship:
>
> * * *
>
> (C) A failure by the franchisee to operate the marketing premises in a clean, safe, and healthful manner, if the franchisee failed to do so on two or more previous occasions and the franchisor notified the franchisee of such failures.

15 U.S.C. § 2802(b)(3)(C). There is no serious question regarding the fact that Amoco's notification to Azcuy far exceeded the required notices. For the two year period leading up to the non-renewal Amoco voiced its dissatisfaction with plaintiff's station on an almost monthly basis. Bob Miller, the Amoco territorial manager, testified that he had repeatedly called the following to plaintiff's attention: (1) junk tires and used parts lying around the station, (2) landscaping problems, including weeds, (3) dirty islands, (4) unsightly bays, and (5) dirty bathrooms. The fact that plaintiff was made aware of these problems is evidenced by the numerous evaluation forms provided to plaintiff, all rating him far below Amoco's minimum level of cleanliness.

Likewise there is no serious question but that defendant was justified in its dissatisfaction. Amoco introduced into evidence numerous pictures taken throughout the period in question. These pictures amply support defendant's contentions of uncleanliness. Certainly the cleanliness of stations bearing the Amoco name is a legitimate concern of defendant. As the court noted in *Saad,* "(e)ach franchise is part of a complex marketing system in which the public is encouraged to make its choice as to filling stations to patronage based on the personal service facilities and the cleanliness of these facilities. A breakdown in any one facility can seriously affect others in the system." *Id.* 460 F.Supp. at 117.

*4 Plaintiff's only defense to the charges of uncleanliness appears to be that defendant precluded him from maintaining a clean station. In this regard plaintiff argues that Amoco failed to do things such as provide him with paint, repair his canopies, or provide him with a restroom sign. Assuming the truth of these allegations, the court finds that these aspects of plaintiff's station were given little, if any, weight in evaluating plaintiff's station. [FN3]

For these reasons the court finds that there are no serious questions that would present a fair ground for litigation regarding Amoco basis for non-renewal. Having made this determination it is not necessary for the court to consider the relative hardships to the parties. However, the court must note that if such balancing were necessary the hardship to plaintiff would appear minimal as he had already indicated his intention to retire at the end of the lease period.

For the reasons stated herein the court DENIES plaintiff's motion for a preliminary injunction.

ORDER

This is an action for the alleged wrongful nonrenewal of a petroleum retail franchise. The action is brought pursuant to the Petroleum Marketing Practices Act ("PMPA"), 15 U.S.C. § 2801 *et seq.* (1982), which grants this court jurisdiction. 15 U.S.C. § 2805(a). On June 11, 1985, the court denied plaintiff's motion for a preliminary injunction. The action is presently before the court on plaintiff's motion for a permanent injunction. The court held a hearing on this motion on December 18, 1985. Based on the evidence and arguments presented at this hearing the court makes the following findings of fact and conclusions of law.

FINDINGS OF FACT

1.

The plaintiff, Nazarino Azcuy ("Azcuy"), has had business dealings with the defendant, Amoco Oil Company ("Amoco") since 1977.

2.

From February 16, 1982, to March 31, 1985, Azcuy operated under a lease and dealership agreement with Amoco for the retail sale of petroleum products at 3630 Clairmont Road, Chamblee, Georgia.

3.

Paragraph 8(c) of Azcuy's lease and dealership agreement with Amoco required Azcuy to "perform necessary upkeep and maintenance ... and to keep the [p]remises, including adjoining areas, alleys, and sidewalks, in clean, safe, and healthful condition."

4.

In order to maintain its standards of cleanliness and appearance, Amoco conducts periodic evaluations of all its dealers, grading them on a 100 point scale.

5.

Amoco has a legitimate concern about the cleanliness of stations bearing the Amoco name because substandard conditions can have an adverse effect on the marketing public's perception of other Amoco stations.

6.

Robert Miller is the Territory Manager for Amoco who was responsible for reviewing Azcuy's station on a regular basis. John Dunster, a sales manager for Amoco, is Robert Miller's direct superior in the Amoco organization and was also occasionally involved in reviewing Azcuy's station. Larry Boyd is the District Manager for Amoco Oil Company and has the ultimate responsibility for making sure that the franchise dealers in his district meet Amoco Oil Company's standards for cleanliness and appearance.

7.

*5 The normal procedure for Mr. Miller was to visit Azcuy's station one to two times a month. When Mr. Miller would make a formal evaluation his normal procedure was to discuss the evaluation report with Azcuy and leave a copy with him. Approximately 90% of the time, Azcuy was there to sign the evaluation himself and receive a copy.

8.

On the few occasions Azcuy was not present at the station, Mr. Miller would have one of Azcuy's employees at the station sign the evaluation and would leave a copy. Azcuy also would usually have one of his daughters or an hispanic student in the neighborhood read the evaluations and warnings from Amoco to him.

9.

During the two-year period prior to the expiration of Azcuy's franchise agreement, the average score on evaluations of other Amoco stations in Mr. Miller's territory in 1984 was 91.

10.

Azcuy's scores on evaluations were as follows:

TABULAR OR GRAPHIC MATERIAL SET AT THIS POINT IS NOT DISPLAYABLE
TABULAR OR GRAPHIC MATERIAL SET AT THIS POINT IS NOT DISPLAYABLE

11.

During the two-year period prior to the expiration of Azcuy's dealer agreement, Amoco representatives, in addition to providing Azcuy with copies of the evaluation reports in his station, gave numerous verbal notices to Azcuy that Amoco was dissatisfied with the cleanliness and appearance of Azcuy's station.

12.

Amoco representatives brought the following particular problems to Azcuy's attention throughout this period: (1) junk tires and used parts lying around the station; (2) landscaping deficiencies, including weeds; (3) dirty islands; (4) unsightly bays; and, (5) dirty bathrooms.

13.

On July 14, 1983, Larry Boyd, the District Manager for Amoco, sent a letter to Azcuy emphasizing the need for Azcuy to improve the appearance and cleanliness of his station.

14.

In December, 1983, John Dunster also wrote Azcuy a letter emphasizing the importance of cleanliness and appearance at the station and again requesting Azcuy to correct the appearance problems as outlined in the evaluations of Azcuy's station.

15.

Again, on June 14, 1984, Larry Boyd sent Azcuy another letter and attached a photograph depicting the unclean condition of Azcuy's station and demanding that the cleanliness and appearance of the station be brought to an acceptable level within 30 days.

16.

Azcuy has been in the U.S. for over 16 years, was able to converse in English with his customers, and understood Miller and Dunster's warnings to him.

17.

On approximately four or five occasions, Mr. Dunster had written similar letters to other Amoco dealers urging them to upgrade the cleanliness and appearance of their stations, and in every case the dealers had complied with Amoco's request.

18.

*6 During one of the conversations between Mr. Dunster and Azcuy at The Old Pancake House, Mr. Dunster informed Azcuy of the possibility that Amoco might convert the station from a full-service to a "pumper," but Azcuy said he was not interested in managing a "pumper." If Azcuy had maintained his station in a clean condition, then at such time that Amoco ever changed the station, Amoco would have given Azcuy the opportunity to manage it.

19.

Azcuy informed Amoco's representatives that he planned on retiring at the expiration of his lease in March, 1985.

20.

On August 23, 1984, Amoco's evaluation of Azcuy's station rendered a score of 48 points on a scale of 100.

21.

Sometime in October of 1984 Azcuy offered to leave the station voluntarily and surrender the franchise if Amoco would pay Azcuy $30,000. Amoco was not interested in buying Azcuy's interest because, among other things, Amoco does not have any company-operated retail outlets in Georgia.

22.

On November 26, 1984, Amoco's evaluation of Azcuy's station rendered a score of 54 points on a scale of 100.

23.

Pursuant to Miller's recommendation to Dunster, and Dunster's recommendation to Boyd that Azcuy's dealership not be renewed, Boyd sent Azcuy a notice of nonrenewal on December 13, 1984. This notice stated that, due to Azcuy's failure to operate the premises in a clean, safe and healthful manner, Amoco would not renew his lease or franchise, which were due to expire on March 31, 1985.

24.

Amoco sent the notice of nonrenewal to Azcuy by certified mail, return receipt requested, more than 90 days prior to expiration of lease, and the notice was in strict compliance with the requirements of the PMPA.

25.

Thereafter, Azcuy notified Amoco that his offer to sell his interest in the station would be raised to $35,000, because he had retained an attorney. However, upon payment of $35,000 Azcuy agreed to leave prior to the expiration of the lease.

26.

In deciding not to renew Azcuy's franchise relationship with Amoco, Amoco applied the same standards to Azcuy as it would have any other dealer who did not meet Amoco's minimal standards with respect to cleanliness and appearance.

27.

Azcuy failed to keep the premises in a clean condition. Amoco's recommended standard is that a station should be cleaned once per day, but Azcuy cleaned his station only once per week.

28.

Amoco has not withdrawn from the marketing of motor fuel in the geographic area of Azcuy's station and in fact other dealers in the marketing area have complained to Mr. Miller because of the unclean condition of Azcuy's station.

29.

On March 5, 1985, Azcuy filed the complaint in this action asserting that the notice sent by Amoco did not comply with the law and requesting that Amoco be temporarily and permanently enjoined from not renewing the franchise.

30.

Azcuy's station in March of 1985 was still in an unclean, cluttered, dirty and unkept condition, and was far below the standards of the other Amoco stations in the area.

CONCLUSIONS OF LAW

1.

*7 A party is entitled to injunctive relief only if s/he establishes that there has been some violation of her/his rights or a violation of a statute, and s/he has no adequate remedy at law. *Lewis v. S.S. Baune,* 534 F.2d 1115, 1124 (5th Cir.1976).

2.

In this case Azcuy has claimed Amoco violated the PMPA, that there was insufficient notice of nonrenewal under the PMPA, and that Amoco did not have sufficient grounds for its nonrenewal decision.

3.

Under the PMPA a franchisor is not liable for nonrenewal decisions if it (1) gave adequate notice at least 90 days prior to the nonrenewal decision [§ 2804(a)(2)], and (2) had reasonable grounds for nonrenewal under § 2802. *Weisenburger v. Amoco Oil Co.,* 534 F.Supp. 673 (D.N.D.1982).

4.

In this case Amoco clearly gave adequate notice more than 90 days prior to the nonrenewal by its December 13, 1984, letter. Contrary to plaintiff's allegations, Amoco was not required to give 180 days notice pursuant to 15 U.S.C. § 2802(b)(2)(E) because it was not withdrawing from the marketing of gasoline in the Atlanta area, as clearly demonstrated by the continued presence of Amoco in the Atlanta region.

5.

Amoco had the legal right not to renew the station when it determined that Azcuy had not complied with the contractual provisions requiring him to maintain the station in a clean manner. Amoco also was within its rights under § 2802(b)(3)(C) not to renew the dealership because Azcuy had not maintained the station in a clean manner. *Weisenburger, supra; Walters v. Chevron U.S.A., Inc.,* 476 F.Supp. 353, 356 (N.D.Ga.1979).

6.

Amoco gave numerous written notices and oral notices to Azcuy of the unclean conditions at his station, which Azcuy failed to remedy. Therefore, Amoco gave ample notice to Azcuy under the PMPA. *Weisenberger, supra; Walters, supra.*

7.

Plaintiff's contention that Amoco must have acted in "good faith" in its nonrenewal decision is incorrect. The PMPA does not impose a "good faith" requirement on a franchisor when the basis for nonrenewal is lack of cleanliness under 15 U.S.C. § 2802(b)(3)(C), as in this case. [FN1] *Crown Central Petroleum Corp. v. Waldman,* 515 F.Supp. 477 (M.D.Pa.1981).

8.

Azcuy's assertion that Amoco's nonrenewal was

based on other motives is not supported by the evidence and in any event is irrelevant to the cleanliness issue, and does not prevent Amoco from exercising its rights under the PMPA to not renew the dealership for Azcuy's failure to maintain a clean station. *Gruber v. Mobil Oil Corp.,* 570 F.Supp. 1088, 1096 (E.D.Mich.1983).

9.

Therefore because Amoco has not violated the PMPA, Azcuy is not entitled to injunctive relief. *Weisenburger, supra.*

10.

This order terminates this action.

FN1. In the present case the parties are in agreement that plaintiff's dealership has not been renewed. The court will therefore only consider the latter two requirements for a preliminary injunction.

FN2. Although plaintiff's complaint alleges only technical insufficiency of the notice, both parties have argued the actual basis for non-renewal, i.e., the cleanliness of the station. Having been presented with these arguments the court feels compelled to take them under consideration.

FN3. The court does note that several of defendants' evaluation forms indicate that parts of plaintiff's station need paint. In fact it appears that plaintiff may have lost points on the evaluation due to the need for paint, see e.g., evaluation forms dated July 12, 1983, December 6, 1983 and August 23, 1984. However, giving plaintiff maximum credit for the points lost in these areas, his cleanliness score is still below the minimally acceptible, contractual level.

FN1. The cases cited by plaintiff in support of his contention that the PMPA imposes a "good faith" requirement did not involve nonrenewals under § 2802(b)(3)(C) . Instead, two of the cases, *Baldauf v. Amoco Oil Co.,* 533 F.Supp. 408 (W.D.Mich.1981), *aff'd* 700 F.2d 326 (6th Cir.1983); *Munno v. Amoco Oil Co.,* 488 F.Supp. 1114 (D.Conn.1980), discussed "good faith" in the context of § 2802(b)(3)(A), which section specifically imposes a good faith standard. In plaintiff's third case, *Ricco v. Shell Oil Co.,* 434 A.2d 1151, 180 N.J.Super. 399 (1981) , the nonrenewal decision was made simply because the term of the agreement and underlying lease had expired. In fact, the *Ricco* court refused to impose a good faith standard, finding that the federal act superseded any state law which may have required good cause.

1985 WL 5849, 1985 WL 5849 (N.D.Ga.)

END OF DOCUMENT

(14)

UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

JEFFREY L. JOHNSON, on behalf of himself and all other similarly situated, Plaintiff, v. AEGON USA, INC., WMA SECURITIES, INC., et al.	Index No. 1 01 GV-2617

DECLARATION OF JAMES BEARDSWORTH

I, James Beardsworth, hereby state as follows:

I am the Vice President and Controller of AEGON USA, Inc.. As Vice President and Controller, I have personal knowledge of the facts set forth in this Declaration, and, if called as a witness, I could and would competently testify to these facts.

AEGON USA, Inc. Functions Purely as a Holding Company

1. AEGON USA, Inc. is an Iowa corporation with its principal place of business in Iowa.

2. AEGON USA, Inc. is a holding company whose direct or indirect subsidiaries include, or included, AEGON USA Securities, Inc., AEGON Financial Services Group, Inc., First AUSA Life Insurance Company, Western Reserve Life Assurance Co. of Ohio, Bankers United Life Assurance Company, and AUSA Life Insurance Company, Inc..

3. As a holding company, AEGON USA, Inc. is a separate corporate entity from any of its affiliates and does not develop or market products, or otherwise manage the activities of its subsidiaries.

AEGON USA, Inc. Has Never Been Involved in the Sale of Securities

4. AEGON USA, Inc. has not developed, issued, marketed, distributed, underwritten or sold variable annuity products, or any other products registered under the federal securities laws. In fact, it does not produce or sell anything.

5. AEGON USA, Inc. has never had any involvement in the development, approval, or dissemination of prospectuses, registration statements, or any other documents or disclosures prepared or filed in connection with the sale of variable annuities or any other product registered under the federal securities laws.

6. AEGON USA, Inc. does not have any involvement in the development, approval, or dissemination of advertising, written or oral sales materials, sales presentations, training materials, or any other materials used in connection with the sale of variable annuities or any other product registered under the federal securities laws.

AEGON USA, Inc. Lacks Sufficient Minimum Contacts with the State of Georgia

7. AEGON USA, Inc. is not, and has never been, qualified to do business as a foreign corporation in the state of Georgia, or in any state other than Maryland and Iowa.

8. AEGON USA, Inc. does not manufacture, market, distribute or sell any products or services in Georgia.

9. AEGON USA, Inc. does not maintain an office or mailing address in Georgia.

10. AEGON USA, Inc. has never owned, leased or maintained any interest in any real or personal property in Georgia.

11. AEGON USA, Inc. has never maintained any goods, merchandise, office space, place of business, telephone listing, or commercial bank account in Georgia.

12. AEGON USA, Inc. does not have an appointed an agent to accept service of process for it in Georgia.

13. AEGON USA, Inc. has never maintained any books or records, held meetings of its directors or shareholders, or carried on any other activities concerning its internal affairs in Georgia.

14. AEGON USA, Inc. has never advertised its services in any Georgia medium, i.e. radio, television, or the press.

15. AEGON USA, Inc. provides no goods or services to Georgia and has not entered into a contract to sell any variable annuity or any other security to any Georgia resident.

16. AEGON USA, Inc. has never instituted a lawsuit in Georgia or otherwise sought to avail itself of the privileges and benefits of citizenship in Georgia.

AEGON USA, Inc. Employees and Officers

17. None of AEGON USA's officers or directors is a citizen of Georgia.

18. Neither AEGON USA's officers or directors had any involvement in, or knowledge concerning, the events alleged by the plaintiff in the complaint in this case.

I declare under penalty of perjury that the foregoing is true and correct. Executed on January 28, 2003.

James A Beardsworth

James Beardsworth